
HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)




05009178

BY AIRMAIL

Date: 15th June 2005


SEC MAIL
RECEIVED
PROCESSING
JUN 21 2005
WASH. D.C.
213
SECTION

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
U.S.A.

Dear Sirs,

HANNY HOLDINGS LIMITED - ISIN US 41068T2087

Attached please find the following documents of Hanny Holdings Limited for filing under the ISIN US 41068T2087:-

(1) Announcement dated 7th June 2005; and
(2) Circular dated 7th June 2005.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED



Judy Cheng
Company Secretary

Encl.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT a special general meeting of Hanny Holdings Limited (the "Company") will be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Friday, 24th June, 2005 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the following ordinary resolution, with or without amendments, as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT** the terms of the subscription agreement (the "Subscription Agreement") dated 20th April, 2005 entered into between Cheung Tai Hong Holdings Limited ("CTH") and Loyal Concept Limited ("Loyal Concept") (a copy of which has been produced to the meeting marked "A" and initialled by the Chairman for the purpose of identification), in relation to the subscription by Loyal Concept of HK$450 million zero coupon convertible note due 2010 in CTH (the "Note") (a copy of the terms and conditions of the Note has also been produced to the meeting marked "B" and initialled by the Chairman for the purpose of identification), be and are hereby approved, confirmed and ratified and that the execution of the Subscription Agreement by the directors of the Company be and is hereby approved, confirmed and ratified and the directors be and are hereby authorised to do all things and acts and sign all documents which they consider necessary, desirable or expedient in connection with the transactions contemplated under or which may arise as a result of the performance of and/or exercise of rights under the Subscription Agreement and the Note (including without limitation to the generality of the foregoing, to determine if, when and the extent to which the conversion rights attached to the Note is to be exercised from time to time and (if required by the Hong Kong Code on Takeovers and Mergers (the "Code") upon the exercise of the conversion rights attached to the Note) to make a general offer for all the shares of CTH (other than the shares already held) in compliance with the Code)."

By the Order of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 7th June, 2005

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

As at the date of this announcement, the Board comprises of:

Executive Directors:–
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
Mr. Chan Kwok Hung

Non-executive Directors:–
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(alternate to Mr. Fok Kin-ning, Canning)

Independent non-executive Directors:–
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

Notes:

1. A member entitled to attend and vote at the special general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the special general meeting.

2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power of authority, must be lodged at the Company's branch registrar in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the special general meeting (or any adjourned meeting).

THE CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should immediately consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **HANNY HOLDINGS LIMITED**, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.


SEC MAIL
RECEIVED
JUN 2 1 2005
WASH, D.C.
SECTION

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

MAJOR TRANSACTION
SUBSCRIPTION OF CONVERTIBLE NOTE OF
CHEUNG TAI HONG HOLDINGS LIMITED

Financial adviser to Hanny Holdings Limited



SOMERLEY LIMITED

A notice convening a special general meeting of Hanny Holdings Limited to be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Friday, 24th June, 2005 at 10:30 a.m. is set out on pages 178 to 179 of this circular. If you are not able to attend the special general meeting, you are requested to complete and sign the form of proxy accompanying this circular in accordance with the instructions printed thereon and return it to the branch share registrar of the Company in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment of it should you so wish.

7th June, 2005

CONTENTS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"2005 February CTH Convertible Notes"	the 2% convertible notes due 2008 issued by CTH on 23rd February, 2005, the outstanding amount of which is approximately HK$70 million as at 19th May, 2005
"Aggregate Subscription"	collectively, the Subscription and the subscription by the Other Subscribers of the zero coupon convertible notes due 2010 of CTH with aggregate principal amount of HK$506 million
"Aggregate Subscription Convertible Notes"	the zero coupon convertible notes due 2010 with principal amount of HK$956 million (including the Convertible Note of HK$450 million) proposed to be issued by CTH by way of direct subscription
"associate"	has the meaning as defined in the Listing Rules
"Board"	board of Directors
"CTH"	Cheung Tai Hong Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"CTH Announcement"	an announcement of CTH dated 20th April, 2005 in relation to the proposed issue of (i) the Aggregate Subscription Convertible Notes; and (ii) the CTH Placing Convertible Notes
"CTH Circular"	a circular of CTH dated 23rd May, 2005 in relation to the proposed issue of (i) the Aggregate Subscription Convertible Notes; and (ii) the CTH Placing Convertible Notes
"CTH Conversion Shares"	new CTH Shares which would fall to be issued by CTH upon the exercise of the conversion rights attached to the Convertible Note at the then effective conversion price
"CTH Group"	CTH and its subsidiaries
"CTH Placing"	the placing of the CTH Placing Convertible Notes pursuant to the CTH Placing Agreement
"CTH Placing Agent"	Tai Fook Securities Company Limited, a licensed corporation to carry on regulated activities 1, 3 and 4 for the purpose of the SFO
"CTH Placing Agreement"	the conditional placing agreement dated 20th April, 2005 entered into between CTH and the CTH Placing Agent in relation to the placing of the CTH Placing Convertible Notes, details of which are set out in the CTH Announcement
"CTH Placing Convertible Notes"	the zero coupon convertible notes due 2010 up to the principal amount of HK$44 million proposed to be issued by CTH by way of private placing pursuant to the CTH Placing Agreement

"CTH Shares"	ordinary share(s) of HK$0.01 each in the share capital of CTH
"Company"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Completion"	completion of the Subscription Agreement
"Convertible Note"	the HK$450 million zero coupon convertible note due 2010 proposed to be issued by CTH and subscribed by Loyal Concept pursuant to the Subscription Agreement (being part of Aggregate Subscription Convertible Notes), which entitle Loyal Concept to convert the principal amount outstanding into CTH Conversion Shares
"Director(s)"	director(s) of the Company
"Enlarged Group"	the Group as enlarged by CTH Shares to be issued to Loyal Concept upon the exercise of the conversion rights attached to the Convertible Note together with the possible acquisition of further CTH Shares by Loyal Concept pursuant to the mandatory offer (if any) to the shareholders of CTH under the Takeovers Code which may be triggered by such conversion
"Fund Subscribers"	subscribers of the zero coupon convertible notes due 2010 of CTH with an aggregate principal amount of HK$356 million, who are funds managed by global asset management firms
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Initial Conversion Price"	the initial conversion price of HK$0.44 per CTH Share (subject to adjustment) of the Convertible Note
"Kopola"	Kopola Investment Company Limited, a company incorporated in the British Virgin Islands with limited liability and a subscriber of the zero coupon convertible notes due 2010 of CTH with a principal amount of HK$150 million
"Latest Practicable Date"	3rd June, 2005, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loyal Concept"	Loyal Concept Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of the Company
"Maturity Date"	the fifth anniversary of the date of issue of the Convertible Note

"Other Subscribers"	the Fund Subscribers and Kopola
"Pacific Wins CTH Convertible Notes"	the HK$15 million 2% convertible notes due 2006 issued by CTH on 6 May 2004, which have been fully converted into CTH Shares as at 19th May, 2005
"PRC"	the People's Republic of China
"SFC"	the Securities and Futures Commission
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of the Company
"Shareholders"	holders of the Shares
"Subscription"	the subscription of the Convertible Note by Loyal Concept pursuant to the Subscription Agreement
"Subscription Agreement"	the conditional subscription agreement dated 20th April, 2005 entered into between Loyal Concept and CTH in relation to the Subscription, subject to the terms and conditions contained therein
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong



VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

Executive Directors:–
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
Mr. Chan Kwok Hung

Non-executive Directors:–
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(alternate to Mr. Fok Kin-ning, Canning)

Independent non-executive Directors:–
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

Registered Office:–
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:–
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

7th June, 2005

To the Shareholders and, for information only, to the holders of share options granted under the Company's share option scheme

Dear Sir/Madam,

MAJOR TRANSACTION
SUBSCRIPTION OF CONVERTIBLE NOTE OF
CHEUNG TAI HONG HOLDINGS LIMITED

INTRODUCTION

The Company announced on 20th April, 2005 that Loyal Concept, an indirect wholly-owned subsidiary of the Company, entered into the Subscription Agreement with CTH in relation to the subscription by Loyal Concept of a zero coupon convertible note due 2010 of CTH with a principal amount of HK$450 million.

On 8th April, 2005 and 20th April, 2005, CTH entered into (i) eight other subscription agreements with the Other Subscribers in relation to the subscription by the Other Subscribers of zero coupon convertible notes due 2010 of CTH with an aggregate principal amount of HK$506 million; and (ii) the CTH Placing Agreement with the CTH Placing Agent in relation to the placing of zero coupon convertible notes due 2010 of CTH up to an aggregate principal amount of HK$44 million. Each of the Subscription Agreement, the other eight subscription agreements and the CTH Placing Agreement are not inter-conditional on each other. The principal terms of each convertible note to be issued by CTH to Loyal Concept, the Other Subscribers and the placees of the CTH Placing are the same. Details of the above are set out in the CTH Announcement and the CTH Circular.

The Subscription under the Subscription Agreement constitutes a major transaction for the Company under the Listing Rules. Upon exercise of the conversion rights attached to the Convertible Note, Loyal Concept may become interested in 30% or more of the issued share capital of CTH, thereby triggering an obligation on the part of Loyal Concept under the Takeovers Code to make a mandatory offer for all the CTH Shares. Depending on the number of further CTH Shares which may be acquired by Loyal Concept pursuant to the mandatory offer (if any) to the shareholders of CTH, the acquisition of such additional equity interests in CTH, when aggregated with the CTH Conversion Shares to be issued to Loyal Concept on exercise of the conversion rights attached to the Convertible Note in accordance with Rule 14.22 of the Listing Rules, may constitute a very substantial acquisition for the Company under the Listing Rules. Accordingly, the Subscription and the transactions contemplated under the Subscription Agreement (including the possible very substantial acquisition regarding the acquisition of further equity interests in CTH pursuant to the mandatory offer) are subject to the approval of the Shareholders in a general meeting of the Company.

The purpose of this circular is to provide you with, among others, (i) details of the Subscription; (ii) financial and other information of the Group and the CTH Group; (iii) the pro forma financial information of the Enlarged Group; and (iv) the notice of the SGM.

THE SUBSCRIPTION AGREEMENT

Date

20th April, 2005

Parties to the Subscription Agreement

(i) Loyal Concept as the subscriber to subscribe for the Convertible Note with principal amount of HK$450 million by cash; and

(ii) CTH as the issuer of the Convertible Note

As set out in the CTH Announcement, Mr. Cheung Hon Kit, a non-executive Director, has been appointed as the chairman and executive director of CTH on 20th April, 2005. Mr. Kwok Ka Lap, Alva is an independent non-executive director of both the Company and CTH. Each of Mr. Cheung Hon Kit and Mr. Kwok Ka Lap, Alva and their respective associates did not hold any CTH Shares as at the Latest Practicable Date. The Company confirms that to the best of the knowledge, information and belief of the Directors and having made all reasonable enquiries, notwithstanding the fact that Mr. Cheung Hon Kit has been appointed as the chairman and executive director of CTH and Mr. Kwok Ka Lap, Alva being the independent non-executive director of both the Company and CTH, each of CTH and its single largest shareholder is a third party independent of the Company and its connected persons (as defined in the Listing Rules).

The Company confirms that to the best of the knowledge, information and belief of the Directors and having made all reasonable enquiries, each of (i) the Fund Subscribers and their respective investment managers; and (ii) Kopola and its ultimate beneficial owners is a third party independent of the Company and its connected persons (as defined in the Listing Rules). The Company also confirms that neither the Company nor Loyal Concept is acting in concert with any of the Fund Subscribers or Kopola in respect of CTH.

Conditions of the Subscription Agreement

Completion of the Subscription Agreement is conditional upon:–

(i) none of the representations, warranties and undertakings given by CTH pursuant to the Subscription Agreement having been breached in any material respect (or, if capable of being remedied, has not been remedied), or is misleading or untrue in any material respect;

(ii) none of the representations, warranties and undertakings given by Loyal Concept pursuant to the Subscription Agreement having been breached in any material respect (or, if capable of being remedied, has not been remedied), or is misleading or untrue in any material respect;

(iii) the passing of the ordinary resolutions by the shareholders of CTH at the special general meeting of CTH approving the creation and issue of the Convertible Note to Loyal Concept and the issue and allotment of the new CTH Shares to Loyal Concept resulting from the exercise of the conversion rights attached to the Convertible Note;

(iv) the Listing Committee of the Stock Exchange agreeing to grant the listing of, and permission to deal in, the new CTH Shares to be issued and allotted as a result of the exercise of the conversion rights attached to the Convertible Note;

(v) the compliance of any other requirements under the Listing Rules and the Takeovers Code or otherwise of the Stock Exchange and the SFC which requires compliance in relation to the creation and issue of the Convertible Note and the new CTH Shares to be issued and allotted as a result of the exercise of the conversion rights attached to the Convertible Note;

(vi) (where required) the Bermuda Monetary Authority granting its permission to the creation and issue of the Convertible Note and the issue and allotment of the new CTH Shares resulting from the exercise of the conversion rights attached to the Convertible Note;

(vii) the obtaining of all consents from any relevant persons which are necessary or desirable in connection with the creation and issue of the Convertible Note (and, where such consents are given subject to conditions, such conditions are on terms as may be reasonably acceptable to CTH);

(viii) CTH having produced to Loyal Concept a legal opinion issued by a firm of Bermudan lawyers that CTH is duly incorporated and in good standing and that it has full power to enter into the Subscription Agreement and the Subscription Agreement is and (when executed and subject to fulfilment of the conditions of the Subscription) the Convertible Note will be legal, valid and binding on it and enforceable in accordance with the respective terms thereof;

(ix) CTH having confirmed that the aggregate principal sum of convertible notes (including that under the Convertible Note) to be issued partly by private placing and partly by direct subscription shall not be less than HK$1,000 million and that such amount, after deducting all related expenses, shall be payable to, and for the account of, CTH; and

(x) the passing of the necessary resolution(s) by the Shareholders at a general meeting of the Company approving, inter alia, the Subscription and the transactions contemplated under the Subscription Agreement.

Conditions (i), (viii) and (ix) are waivable by Loyal Concept whereas condition (ii) is waivable by CTH. If any of the conditions has not been fulfilled or (as the case may be) waived by 5:00 p.m. on 31st July, 2005 (or such other date as the Company and CTH may agree in writing), the Subscription Agreement shall terminate and the respective obligations of the parties thereto under the Subscription Agreement shall forthwith cease and terminate.

Completion

Completion is to take place on the third business day after the date upon which the conditions stated in the section headed "Conditions of the Subscription Agreement" above are fulfilled or, as the case may be, waived, or such other date as the Company and CTH may agree.

The Group intends to fund the subscription of the Convertible Note by its internal resources and/or debt financing and/or equity fund raising exercises. As at the Latest Practicable Date, no decision has been made as to whether or when or the extent to which the conversion rights attached to the Convertible Note are to be exercised by Loyal Concept. The Group does not have present intention to exercise the conversion rights attached to the Convertible Note within 12 months after Completion. The Group has no intention to inject any assets or businesses into the CTH Group after the completion of the Subscription and after the exercise of the conversion rights attached to the Convertible Note by Loyal Concept.

THE CONVERTIBLE NOTE

Principal terms

Aggregate principal amount:	HK$450 million
Initial Conversion Price:	0.44 per CTH Share, subject to adjustments in certain events including, among other things, share consolidation, share subdivision, capitalisation issue, capital distribution and rights issue. If at any time after the first anniversary of the issue date of the Convertible Note, the average closing price per CTH Share for 20 consecutive trading days is higher than HK$0.85 (subject to adjustments in the events of share consolidation or share subdivision), all the then outstanding Convertible Note will be deemed to be converted at the then prevailing conversion price.
Interest rate:	0% per annum
Maturity:	The fifth anniversary from the date of issue of the Convertible Note.
Redemption:	Unless previously converted and cancelled, CTH will redeem the Convertible Note on the Maturity Date at the redemption amount which is 110% of the principal amount of the Convertible Note outstanding. Before the Maturity Date, CTH or any of its subsidiary may purchase the Convertible Note at any price as agreed based on arm's length negotiation between CTH or such subsidiary and Loyal Concept. Further announcement will be made by the Company in the event that the Convertible Note is repurchased.
Transferability:	The Convertible Note is freely transferable but may not be transferred to a connected person (as defined in the Listing Rules) of CTH without the prior written consent of CTH.
Conversion period:	Loyal Concept shall have the right to convert, on any business day commencing from the 15th day after the date of issue of the Convertible Note up to and including the date which is 15 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$500,000) of the principal amount of the Convertible Note into CTH Shares at the then prevailing conversion price.

Voting: Loyal Concept will not be entitled to receive notice of, attend or vote at any meeting of CTH by reason only of it being the holder of the Convertible Note.

Listing: No application will be made for the listing of the Convertible Note on the Stock Exchange or any other stock exchange. An application will be made by CTH for the listing of, and permission to deal in, the CTH Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Convertible Note.

Ranking: The Convertible Note will rank pari passu with all other present and future unsecured and unsubordinated obligations of CTH.

Based on the terms of the Convertible Note, the expected yield to maturity of the Convertible Note is approximately 1.9% per annum.

CTH Conversion Shares

The CTH Conversion Shares to be issued upon exercise of the conversion rights attached to the Convertible Note will rank pari passu in all respects with all other CTH Shares in issue at the date of conversion of the Convertible Note.

As at the Latest Practicable Date, none of the Company or its subsidiaries and connected persons (as defined in the Listing Rules) was interested in any CTH Shares. Upon full conversion of the Convertible Note at the Initial Conversion Price, Loyal Concept will be interested in a total of 1,022,727,272 CTH Conversion Shares, representing approximately 250.3% of the existing issued share capital of CTH of 408,614,553 CTH Shares and approximately 71.5% of the issued share capital of CTH as enlarged by the 1,022,727,272 CTH Conversion Shares.

Conversion price

The Initial Conversion Price of HK$0.44 per CTH Share was arrived at after arm's length negotiation between Loyal Concept, the Other Subscribers and CTH and represents:

- a premium of approximately 8.6% over the closing price of HK$0.405 per CTH Share as quoted on the Stock Exchange on 24th March, 2005, being the last trading day immediately before trading in the CTH Shares was suspended pending the release of the CTH Announcement;
- a premium of approximately 3.8% over the average closing price of HK$0.424 per CTH Share as quoted on the Stock Exchange for the last 10 trading days up to and including 24th March, 2005;
- a premium of approximately 8.6% over the closing price of HK$0.405 per CTH Share as quoted on the Stock Exchange on the Latest Practicable Date; and
- a discount of 27.9% to the unaudited adjusted consolidated net asset value of HK$0.61 per CTH Share on the basis of 408,614,553 CTH Shares in issue as at 19th May, 2005 (as set out in the CTH Circular) and taking into account (i) the unaudited consolidated net asset value of the CTH Group of HK$130.0 million as at 30th September, 2004; (ii) the net proceeds from the issue of the Pacific Wins CTH Convertible Notes which have been fully converted into CTH Shares, details of which are set out in the announcement of CTH dated 24th March, 2004; (iii) the placing of CTH Shares in December 2004, details of which are set out in the announcement of CTH dated 28th December, 2004; and (iv) the placing of CTH Shares and convertible note of CTH in December 2004, details of which are set out in the announcement of CTH dated 15th December, 2004.

SHAREHOLDING STRUCTURE OF CTH

Set out below is a table showing (i) the shareholding structure of CTH as at 30th September, 2004; (ii) the shareholding structure of CTH as at the CTH Announcement; (iii) the shareholding structure of CTH as at 19th May, 2005 (as set out in the CTH Circular); (iv) CTH's shareholding structure upon completion of the Aggregate Subscription and full conversion of the Aggregate Subscription Convertible Notes at the Initial Conversion Price; and (v) CTH's shareholding structure upon completion of the Aggregate Subscription and the CTH Placing and full conversion of the Aggregate Subscription Convertible Notes and CTH Placing Convertible Notes at the Initial Conversion Price, assuming that (a) all the CTH Placing Convertible Notes in an aggregate principal amount of HK$44 million are successfully placed by the CTH Placing Agent; and (b) there will be no change to the existing issued share capital of CTH after the CTH Circular:

	As at 30th September, 2004		*As at the date of the* CTH Announcement		As at 19th May, 2005 *(as set out in* the CTH Circular)		*Upon completion* of the Aggregate *Subscription* and full conversion *of the Aggregate* Subscription Convertible Notes *at the Initial* Conversion Price		Upon completion *of the Aggregate* Subscription and *the CTH Placing and* full conversion of the *Aggregate Subscription* Convertible Notes and CTH Placing Convertible Notes *at the Initial* Conversion Price	
	Number of CTH Shares	*%*	*Number of CTH Shares*	*%*	*Number of CTH Shares*	*%*	*Number of CTH Shares*	*%*	*Number of CTH Shares*	*%*
Lunghin Enterprise Inc. *(Note 1)*	28,558,196	22.2	28,558,196	7.9	28,553,196	7.0	28,558,196	1.1	28,558,196	1.1
Subscribers										
Four Fund Subscribers *(Note 2)*	–	–	–	–	–	–	443,181,818	17.2	443,181,818	16.5
Other Fund Subscribers	–	–	–	–	–	–	365,909,092	14.2	365,909,092	13.6
Loyal Concept	–	–	–	–	–	–	1,022,727,272	39.6	1,022,727,272	38.1
Kopola	–	–	–	–	–	–	340,909,090	13.2	340,909,090	12.8
	–	–	–	–	–	–	2,172,727,272	84.2	2,172,727,272	81.0
Placees of the CTH Placing			–	–	–	–	–	–	100,000,000	3.7
Public	100,294,460	77.8	332,437,311	92.1	380,056,357	93.0	380,056,357	14.7	380,056,357	14.2
Total	128,852,656	100.0	360,995,507	100.0	408,614,553	100.0	2,581,341,825	100.0	2,681,341,825	100.0

Notes:

1. Lunghin Enterprise Inc. is a company incorporated in the British Virgin Islands, whose entire issued share capital is beneficially owned by Mr. Tse Cho Tseung, an executive director of CTH.

2. Being four of the Fund Subscribers with total subscription amount of HK$195 million which are established and managed by a common investment manager licensed by the SFC.

In accordance with the terms of the Convertible Note as set out in the paragraph headed "The Convertible Note" above, Loyal Concept shall have the right to convert, on any business day commencing from the 15th day after the date of issue of the Convertible Note up to and including the date which is 15 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$500,000) of the principal amount of the Convertible Note into CTH Shares at the then prevailing conversion price. If at any time after the first anniversary of the issue date of the Convertible Note, the average closing price per CTH Share for 20 consecutive trading days is higher than HK$0.85 (subject to adjustments in the events of share consolidation or share subdivision), all the then outstanding Convertible Note will be deemed to be converted at the then prevailing conversion price.

Depending on the then shareholding structure of CTH and the extent to which the conversion rights of the Convertible Note are to be exercised by Loyal Concept, Loyal Concept may become interested in 30% or more of the enlarged issued share capital of CTH upon conversion of the Convertible Note. In such circumstances, Loyal Concept will be obliged to make a mandatory offer to the shareholders of CTH to acquire all the CTH Shares, other than those already owned or agreed to be acquired by Loyal Concept and parties acting in concert with it, in accordance with Rule 26 of the Takeovers Code. Loyal Concept will comply with the relevant requirements of the Takeovers Code in such event that an obligation for a mandatory general offer arises.

In the event that Loyal Concept is obliged to make a mandatory offer to the shareholders of CTH pursuant to the Takeovers Code as mentioned above, further CTH Shares may be acquired by Loyal Concept in addition to the CTH Conversion Shares acquired upon conversion of the Convertible Note. Depending on the number of further CTH Shares which may be acquired by Loyal Concept pursuant to the aforesaid mandatory offer (if any) to the shareholders of CTH pursuant to the Takeovers Code, the acquisition of such additional equity interests in CTH, when aggregated with the CTH Conversion Shares to be issued on exercise of the conversion rights attached to the Convertible Note in accordance with Rule 14.22 of the Listing Rules, may constitute a very substantial acquisition for the Company under the Listing Rules.

INFORMATION ON CTH

CTH is an investment holding company and the subsidiaries of which are principally engaged in (i) property development and investment; (ii) trading of motor cycles and spare parts; and (iii) the sale and manufacture of "Tung Fong Hung" branded Chinese pharmaceutical and health products, as well as the production and distribution of western pharmaceutical products.

The following table sets out a summary of the audited consolidated results of the CTH Group for each of the two years ended 31st March, 2003 and 2004 and unaudited consolidated results for the six months ended 30th September, 2004 extracted from the relevant annual reports and interim report of CTH, details of which are set out in Appendix II to this circular:

	For the six months ended 30th September,	**For the year ended 31st March,**	
	2004	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*
	(unaudited)	(audited)	(audited)
Turnover	175,398	63,514	41,276
Gross profit	49,893	2,079	2,534
Loss before taxation	551	37,791	65,332
Loss for the period/year	1,017	29,612	51,556

The following table sets out a summary of the audited consolidated balance sheet of the CTH Group as at 31st March, 2004 and the unaudited consolidated balance sheet as at 30th September, 2004 extracted from the relevant annual report and interim report of CTH, details of which are set out in Appendix II to this circular:

	As at 30th September, 2004 *HK$'000* (unaudited)	**As at 31st March, 2004** *HK$'000* (audited)
Non-current assets	92,784	8,580
Current assets	251,510	223,681
Current liabilities	(184,140)	(102,085)
Net current assets	67,370	121,596
Non-current liabilities	(30,112)	–
Capital and reserves	130,042	130,176

REASONS FOR THE SUBSCRIPTION

It is stated in the CTH Announcement and the CTH Circular that the CTH Group is open for property investment opportunities and has decided to further expand its investment properties portfolio in high quality residential and commercial buildings in Hong Kong and other areas that the board of CTH may think fit. The board of CTH intends that all the net proceeds from the issue of the Aggregate Subscription Convertible Notes and the CTH Placing Convertible Notes of approximately HK$996 million will be used for expanding the investment properties portfolio of CTH when opportunities arise.

Given the gradual recovery of the economy in Hong Kong and the recent upturn in property prices, the Directors are of the view that the outlook of the local property market is positive and consider it an opportune time to invest in the property business. In light of the above intended use of proceeds from the Subscription and the expansion plan of CTH, the Directors consider that the Subscription represents a good opportunity for the Group to participate in the property business by leveraging on the extensive experience of the management of CTH in the property business. The conversion rights attached to the Convertible Note give the Group flexibility to acquire a controlling stake in CTH should the Directors consider it appropriate. Should the Company exercise the conversion rights attached to the Convertible Note and become the controlling shareholder of CTH, the Group would be able to benefit from the growth potential in property business in which the CTH Group is engaged.

Based on the above, the Directors consider that the Subscription is in the interests of the Company and its Shareholders as a whole and the terms of the Subscription Agreement to be fair and reasonable as far as the Shareholders are concerned.

FINANCIAL EFFECTS OF THE SUBSCRIPTION

The Subscription will not have any material effect on the net assets position and earnings of the Group.

Set out in Appendix III to this circular is the pro forma financial information of the Enlarged Group, after taking into account the exercise of the conversion rights attached to the Convertible Note by Loyal Concept and the further equity interests in CTH which may be acquired by Loyal Concept pursuant to the mandatory offer (if any) to the shareholders of CTH pursuant to the Takeovers Code as mentioned in the paragraph headed "Shareholding structure of CTH" in this letter.

The Company has recently entered into certain transactions (the "Previous Transactions"), details of which are set out in announcements of the Company dated 19th April, 2005 and 29th April, 2005 respectively. According to the Company's latest published accounts made up for the six months ended 30th September, 2004 as set out Appendix I to this circular, the Company had total assets of approximately HK$3,493 million and net assets of approximately HK$1,827 million as at 30th September, 2004. Given this asset backing, the Company is confident that it will be able to source additional funding in the debt and/or equity market. The Board is therefore confident that the Group would have the financial capability, sufficient resources and working capital to complete the Previous Transactions, the Subscription and the aforesaid further acquisition of equity interests in CTH in the event that the mandatory offer is triggered through internal resources and/or debt financing and/or equity financing.

PROSPECTS OF THE GROUP

The Group is principally engaged in the trading of computer related products, consumer electronic products which comprise the manufacturing, distribution and marketing of data storage media (primarily floppy disks, CD-R, CD-RW and DVD), the distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidisks, household electronic products and telecommunication accessories and securities trading. The Group also made strategic investments in information technology, supply of household consumer products and other businesses. The Company itself is an investment holding company.

Operationally, the Group is in the process of consolidating its Canadian warehouse into its U.S. operations, which will reduce operating expenses and improve inventory management. This consolidation will be fully implemented in the third fiscal quarter. The Group is also currently reviewing its supply chain in Europe to refocus on better execution in the retail channel. Going forward, the Group will be in a very good position with the retail trade and expect to continue this trend over 2005 as media categories evolve to new technologies.

Growth in the six months ended 31st March, 2005 was also driven by increased sales of USB flash drives which started to show signs of strong growth in the first quarter of 2005. The Group's introduction of alkaline batteries in both the U.S. and Europe is gaining strong distribution in the retail channel.

As the Group looks to the six months ended 31st March, 2005 and the year ending 31st March, 2006, the Group envisages strong DVD revenue and unit growth along with significant growth within the USB segment. The Group's strategy is to position Memorex® as a leader in the USB drive segment through increased advertising and retail placement. Both of these initiatives should help drive continued revenue growth in financial year 2006.

IMPLICATIONS OF THE LISTING RULES

The Subscription under the Subscription Agreement constitutes a major transaction for the Company under the Listing Rules. Depending on the number of further CTH Shares which may be acquired by Loyal Concept pursuant to the mandatory offer (if any) to the shareholders of CTH pursuant to the Takeovers Code as mentioned in the paragraph headed "Shareholding structure of CTH" in this letter, the acquisition of such additional equity interests in CTH, when aggregated with the CTH Conversion Shares to be issued on exercise of the conversion rights attached to the Convertible Note in accordance with Rule 14.22 of the Listing Rules, may constitute a very substantial acquisition for the Company under the Listing Rules. Accordingly, the Subscription and the transactions contemplated under the Subscription Agreement (including the possible very substantial acquisition regarding the acquisition of further equity interests in CTH) are subject to the approval of the Shareholders in a general meeting of the Company. No Shareholders will be required to abstain from voting on the Subscription and the transactions contemplated under the Subscription Agreement (including the possible very substantial acquisition regarding the acquisition of further equity interests in CTH).

SPECIAL GENERAL MEETING

A notice convening the SGM, at which an ordinary resolution will be proposed to the Shareholders approving the Subscription and the transactions contemplated under the Subscription Agreement (including the possible very substantial acquisition regarding the acquisition of further equity interests in CTH), is set out on pages 178 to 179 of this circular.

There is a form of proxy for use at the SGM accompanying this circular. If you are not able to attend the SGM, you are requested to complete the form of proxy accompanying this circular in accordance with instructions printed thereon and return it as soon as possible and in any event not later than 48 hours before the time appointed for holding the SGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjournment of it if you so wish.

RECOMMENDATION

The Directors consider the Subscription and the transactions contemplated under the Subscription Agreement (including the possible very subscription acquisition regarding the acquisition of further equity interests in CTH) are in the interests of the Company and the Shareholders as a whole and recommend the Shareholders to vote in favour of the ordinary resolution set out in the notice of SGM contained in this circular.

FURTHER INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully
For and on behalf of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

1. THREE YEARS FINANCIAL SUMMARY

Set out below is a summary of the audited consolidated profit and loss account of the Group for each of the three years ended 31st March, 2002, 2003 and 2004 and its audited consolidated balance sheet as at 31st March, 2002, 2003 and 2004 as extracted from the annual reports of the Company:

Results

	Year ended March 31,		
	2002	**2003**	**2004**
	HK$'000	*HK$'000* (As restated)	*HK$'000*
Turnover	4,373,909	4,162,804	5,009,930
Profit (loss) before income tax	(75,044)	(570,474)	121,639
Income tax expense	2,686	36,041	27,846
Profit (loss) before minority interests	(77,730)	(606,515)	93,793
Minority interests	24,725	42,105	80,493
Profit (loss) for the year	(102,455)	(648,620)	13,300

Assets and Liabilities

	At March 31,		
	2002	**2003**	**2004**
	HK$'000	*HK$'000* (As restated)	*HK$'000*
Non-current assets	1,671,193	1,604,463	1,643,529
Net current assets	801,566	477,410	645,756
	2,472,759	2,081,873	2,289,285
Shareholders' funds	2,247,168	1,729,567	1,873,181
Minority interests	214,611	174,598	405,157
Non-current liabilities	10,980	177,708	10,947
	2,472,759	2,081,873	2,289,285

2. AUDITED FINANCIAL INFORMATION

(i) Audited financial statements

Set out below are the audited consolidated income statement, consolidated balance sheet, consolidated statement of changes in equity and consolidated cash flow statement of the Group and the balance sheet of the Company together with the relevant notes to the financial statements as extracted from the annual report of the Company for the year ended 31st March, 2004:

"**Consolidated Income Statement**
For the year ended March 31, 2004

	Notes	**2004** *HK$'000*	**2003** *HK$'000* (As restated)
Turnover	*4*	5,009,930	4,162,804
Cost of sales		(3,921,842)	(3,248,769)
Gross profit		1,088,088	914,035
Other operating income	*6*	117,563	96,980
Distribution and selling expenses		(688,528)	(685,793)
Administrative expenses		(283,709)	(278,968)
Other operating expenses	*7*	(4,598)	(38,608)
Profit before impairment loss on investment securities		228,816	7,646
Impairment loss on investment securities		–	(323,287)
Profit (loss) from operations	*8*	228,816	(315,641)
Finance costs	*9*	(26,440)	(31,669)
Share of results of associates		(73,463)	(32,397)
Impairment loss on goodwill arising on acquisition of an associate	*10*	–	(104,585)
Net gain on disposal of subsidiaries and associates	*11*	10,377	25
Amortization of goodwill arising on acquisition of associates		(17,651)	(6,612)
Allowance for loans to associates		–	(79,595)
Profit (loss) before income tax		121,639	(570,474)
Income tax expense	*14*	27,846	36,041
Profit (loss) before minority interests		93,793	(606,515)
Minority interests		80,493	42,105
Profit (loss) for the year		13,300	(648,620)
Dividends	*15*	11,221	–
Earnings (loss) per share – basic	*16*	HK$0.08	HK$(4.05)

Consolidated Balance Sheet
At March 31, 2004

	Notes	**2004** *HK$'000*	**2003** *HK$'000* (As restated)
Non-current Assets			
Property, plant and equipment	*17*	79,503	84,112
Intangible assets	*18*	428,019	337,873
Interests in associates	*20*	906,409	271,362
Investments in securities	*21*	189,220	887,630
Long-term loans receivable		4,898	10,188
Deferred tax assets	*34*	35,480	13,298
		1,643,529	1,604,463
Current Assets			
Other asset	*22*	145,085	–
Inventories	*23*	877,409	505,165
Trade and other receivables	*24*	738,820	486,609
Investments in securities	*21*	132,634	209,270
Short-term loans receivable		208,538	163,520
Margin loans receivable		32,373	51,095
Tax recoverable		488	3,810
Pledged bank deposits		–	19,226
Bank balances and cash		164,360	224,573
		2,299,707	1,663,268
Current Liabilities			
Trade and other payables	*25*	1,272,283	890,572
Margin loans payable		840	1,609
Bills payable		4,939	2,481
Taxation		2,496	23,194
Borrowings – due within one year	*26*	349,059	244,473
Obligations under finance leases – due within one year	*27*	1,068	1,113
Bank overdrafts		23,266	22,416
		1,653,951	1,185,858
Net Current Assets		645,756	477,410
		2,289,285	2,081,873
Capital and Reserves			
Share capital	*28*	1,866	1,603
Reserves	*29*	1,871,315	1,727,964
		1,873,181	1,729,567
Minority Interests		405,157	174,598
Non-current Liabilities			
Borrowings – due after one year	*26*	7,921	172,995
Obligations under finance leases – due after one year	*27*	462	1,557
Amount due to a minority shareholder	*30*	2,428	2,406
Deferred tax liabilities	*34*	136	750
		10,947	177,708
		2,289,285	2,081,873

Balance Sheet
At March 31, 2004

	Notes	2004 HK$'000	2003 HK$'000
Non-current Assets			
Interests in subsidiaries	19	2,770,417	2,766,199
Current Assets			
Other receivables		1,969	1,971
Investments in securities	21	813	944
Bank balances and cash		65	288
		2,847	3,203
Current Liabilities			
Other payables		21,631	25,139
Borrowings – due within one year	26	149,333	–
		170,964	25,139
Net Current Liabilities		(168,117)	(21,936)
		2,602,300	2,744,263
Capital and Reserves			
Share capital	28	1,866	1,603
Reserves	29	1,787,391	1,700,185
		1,789,257	1,701,788
Non-current Liabilities			
Amount due to a subsidiary	19	813,043	877,475
Borrowings – due after one year	26	–	165,000
		813,043	1,042,475
		2,602,300	2,744,263

Consolidated Statement of Changes in Equity

For the year ended March 31, 2004

	Share capital	Share premium	Capital reserve	Contributed surplus	Currency translation reserve	Capital redemption reserve	Other reserves	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At April 1, 2002									
– as originally stated	160,301	1,974,542	(138,749)	(69,936)	(18,387)	592	–	338,805	2,247,168
– prior period adjustment *(note 2)*	–	–	–	–	–	–	–	6,616	6,616
– as restated	160,301	1,974,542	(138,749)	(69,936)	(18,387)	592	–	345,421	2,253,784
Currency realignment not recognized in the consolidated income statement	–	–	–	–	19,793	–	–	–	19,793
Issue of shares	2	23	–	–	–	–	–	–	25
Reduction of nominal value of shares	(158,700)	–	–	158,700	–	–	–	–	–
Transfer from share premium to contributed surplus	–	(1,974,565)	–	1,974,565	–	–	–	–	–
Transfer from contributed surplus to retained profits	–	–	–	(460,000)	–	–	–	460,000	–
Impairment loss on goodwill recognized in the consolidated income statement	–	–	104,585	–	–	–	–	–	104,585
Loss for the year	–	–	–	–	–	–	–	(648,620)	(648,620)
At March 31, 2003 and April 1, 2003	1,603	–	(34,164)	1,603,329	1,406	592	–	156,801	1,729,567
Currency realignment not recognized in the consolidated income statement	–	–	–	–	15,236	–	–	–	15,236
Issue of shares	263	99,934	–	–	–	–	–	–	100,197
Share issue expenses	–	(713)	–	–	–	–	–	–	(713)
Share of reserves of associates	–	–	–	–	–	–	14,448	–	14,448
Realized on partial disposal of shareholding in a subsidiary	–	–	12,027	–	–	–	–	–	12,027
Realized on disposal of a subsidiary	–	–	556	–	(216)	–	–	–	340
Profit for the year	–	–	–	–	–	–	–	13,300	13,300
Dividends paid	–	–	–	–	–	–	–	(11,221)	(11,221)
At March 31, 2004	1,866	99,221	(21,581)	1,603,329	16,426	592	14,448	158,880	1,873,181
Attributable to:									
The Company and subsidiaries		99,221	(21,581)	1,603,329	12,915	592	–	282,851	
Associates		–	–	–	3,511	–	14,448	(123,971)	
		99,221	(21,581)	1,603,329	16,426	592	14,448	158,880	

Consolidated Cash Flow Statement
For the year ended March 31, 2004

	2004	2003
	HK$'000	*HK$'000*
OPERATING ACTIVITIES		
Profit (loss) from operations	228,816	(315,641)
Adjustments for:		
Interest income	(22,728)	(38,646)
Net unrealized holding (gain) loss on other investments	(16,829)	26,482
Net gain on disposal of investment securities	(9,577)	–
Gain on disposal of other asset	(5,660)	–
Amortization of intangible assets	44,137	14,338
Allowance for slow moving and obsolete inventories	24,679	12,277
Depreciation and amortization of property, plant and equipment	19,632	21,271
Allowance for loans receivable	16,653	22,056
Allowance for margin loans receivable	5,300	2,429
Impairment loss on goodwill arising from acquisition of a subsidiary	4,598	–
Allowance for bad and doubtful debts	3,208	36,534
Loss on disposal of property, plant and equipment	696	3,373
Impairment loss on property, plant and equipment	–	1,305
Impairment loss on investment securities	–	323,287
Write off of long-term loans receivable	–	5,706
Operating cash flows before movements in working capital	292,925	114,771
Increase in inventories	(367,669)	(51,963)
(Increase) decrease in trade and other receivables	(552,508)	290,747
Decrease in other investments	38,877	73,089
Decrease in margin loans receivable	13,422	72,153
Increase in trade and other payables	468,621	103,195
Decrease in margin loans payable	(769)	(20,502)
Increase in bills payable	2,458	402
Cash (used in) generated from operations	(104,643)	581,892
Interest and finance charges paid	(14,155)	(36,451)
Overseas tax paid	(41,262)	(19,978)
Hong Kong Profits Tax refunded (paid)	104	(772)
NET CASH (USED IN) GENERATED FROM OPERATING ACTIVITIES	(159,956)	524,691

	Notes	2004 HK$'000	2003 HK$'000
INVESTING ACTIVITIES			
Repayment of short-term loans receivable		288,623	945,376
Proceeds from partial disposal of shareholding in a subsidiary		274,085	–
Interest received		21,093	33,353
Amounts repaid by associates		19,797	19,006
Decrease in pledged bank deposits		19,226	72,574
Proceeds from disposal of investment securities		9,957	–
Loans repaid by associates		6,496	1,949
Dividend received from an associate		4,257	–
Proceeds from disposal of property, plant and equipment		3,127	1,844
Increase in short-term loans receivable		(465,317)	(1,141,929)
Acquisition of a subsidiary	*31*	(130,508)	–
Acquisition of an associate		(19,348)	(217,195)
Purchase of property, plant and equipment		(17,726)	(16,457)
Acquisition of patent		(8,065)	–
Additions to other assets		(5,425)	–
Disposal of subsidiaries	*32*	(5)	1,998
Acquisition of investment securities		–	(6,041)
NET CASH FROM (USED IN) INVESTING ACTIVITIES		267	(305,522)
FINANCING ACTIVITIES			
Bank loans raised		575,079	858,840
Proceeds from issue of shares		99,484	25
Other loans raised		94,396	326,185
Repayments of bank loans		(606,873)	(899,972)
Repayments of other loans		(56,239)	(443,185)
Dividends paid		(11,221)	–
Repayments of obligations under finance leases		(1,137)	(3,417)
Amount advanced from a minority shareholder		–	(39)
NET CASH FROM (USED IN) FINANCING ACTIVITIES		93,489	(161,563)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(66,200)	57,606
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		202,157	141,269
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		5,137	3,282
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		141,094	202,157
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances and cash		164,360	224,573
Bank overdrafts		(23,266)	(22,416)
		141,094	202,157

Notes to the Financial Statements
For the year ended March 31, 2004

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company. The principal activities of its principal subsidiaries and associates are set out in note 41.

2. CHANGE IN ACCOUNTING POLICY

In the current year, the Group has adopted, for the first time, the Statement of Standard Accounting Practice No. 12 Income Taxes ("SSAP 12 (Revised)") issued by the Hong Kong Society of Accountants. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognized in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the revised accounting policy has been applied retrospectively. Comparative amounts for 2003 have been restated accordingly.

As a result of this change in policy, the balance of retained profits and minority interests at April 1, 2002 has been increased by HK$6,616,000 and HK$6,218,000 respectively representing the cumulative effect of the change in policy on the results for the periods prior to April 1, 2002. The change has resulted in an increase in the profit for the year of HK$8,877,000 for the year ended March 31, 2004 (2003: an increase in loss for the year of HK$148,000).

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill arising on acquisitions prior to April 1, 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions prior to April 1, 2001 which was capitalized and goodwill arising on acquisitions after April 1, 2001 are capitalized and amortized on a straight-line basis over its estimated useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Trademark licenses

Trademark licenses are stated at cost less amortization and any identified impairment loss. Amortization is calculated to write off the cost of the trademark licenses over their estimated useful lives, using the straight line method.

Patent

The patent is measured initially at cost and amortized on a straight-line basis over its estimated useful life.

Revenue recognition

Sales of goods are recognized when goods are delivered and title has passed.

Sales of investments in securities are recognized on a trade-date basis when contracts are executed.

Sales of other asset are recognized upon the execution of a binding sale agreement.

Internet service income and royalty income are recognized when services are provided.

Rental income, including rentals invoiced in advance from properties let under operating leases, is recognized on a straight line basis over the period of the respective leases.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and amortization and accumulated impairment losses.

Advantage has been taken of the transitional relief provided by paragraph 80 of SSAP 17 "Property, plant and equipment" from the requirement to make regular revaluations of the Group's land and buildings which had been carried at revalued amounts prior to September 30, 1995. Accordingly, no further revaluation of land and buildings will be carried out.

Depreciation and amortization are provided to write off the cost or valuation of items of property, plant and equipment over their estimated useful lives, on a straight line basis, at the following rates per annum:

Freehold land	Nil
Leasehold land	Over the period of the leases
Buildings	2.5% – 5%
Plant and machinery	10% – 20%
Moulds	25% – 33%
Furniture, fixtures and equipment	10% – 33%
Motor vehicles	20% – 25%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in the income statement.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost, less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. Where the financial year end of an associate does not co-terminate with the Group's year end, the financial statements of that associate draw up to its year end are used to account for the Group's share of its result. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates, less any identified impairment loss.

Investments in securities

Investments in securities are recognized on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities or other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, less any identified impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealized gains and losses included in the results for the year.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately, unless the relevant asset is carried at revalued amount under another accounting standard, in which case the impairment loss is treated as a revaluation decrease under that accounting standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately, unless the relevant asset is carried at revalued amount under another accounting standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that accounting standard.

Other asset

Other asset is stated at the lower of cost and net realizable value.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average cost method. Net realizable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Leases

A lease is classified as a finance lease when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalized at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease. Finance costs, which represent the difference between the total commitments and the outstanding principal amount at the inception of the finance leases, are charged to the income statement over the period of the relevant leases so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

Foreign currencies

Transactions in currencies other than Hong Kong Dollars are initially recorded at the rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated into Hong Kong Dollars at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

In preparing consolidated financial statements, the assets and liabilities of the Group's overseas operations which are denominated in currencies other than the Hong Kong Dollars are translated into Hong Kong Dollars at the rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's currency translation reserve. Such translation differences are recognized as income or as expenses in the period in which the operation is disposed of.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Operating leases

Rentals payable under operating leases are charged to the income statement on a straight line basis over the period of the relevant leases.

Retirement benefits scheme contributions

Payments to defined contribution retirement benefit plans are charged as expenses as they fall due.

4. TURNOVER

Turnover represents the net amounts received and receivable for goods sold and securities traded by the Group to outside customers and is summarized as follows:

	2004 *HK$'000*	2003 *HK$'000*
Sales of goods	4,974,981	4,084,798
Securities trading	34,949	78,006
	5,009,930	4,162,804

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format and geographical segments are its secondary reporting format.

Business segments

The Group is currently operating into three business segments, namely trading of computer related products, consumer electronic products and securities. Segment information about these businesses is presented below:

2004
Income Statement

	Trading of computer related products *HK$'000*	Trading of consumer electronic products *HK$'000*	Trading of securities *HK$'000*	Consolidated *HK$'000*
Turnover				
External sales	3,737,278	1,237,703	34,949	5,009,930
Segment result	206,695	21,881	20,804	249,380
Interest income				22,728
Unallocated corporate expenses				(43,292)
Profit from operations				228,816
Finance costs				(26,440)
Share of results of associates				(73,463)
Net gain on disposal of subsidiaries and associates				10,377
Amortization of goodwill arising on acquisition of associates				(17,651)
Profit before income tax				121,639
Income tax expense				27,846
Profit before minority interests				93,793

2004
Balance Sheet

	Trading of computer related products	Trading of consumer electronic products	Trading of securities	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Assets				
Segment assets	2,109,537	1,561	132,964	2,244,062
Interests in associates				906,409
Investment securities				188,890
Unallocated corporate assets				603,875
Consolidated total assets				3,943,236
Liabilities				
Segment liabilities	1,110,026	–	–	1,110,026
Borrowings				356,980
Unallocated corporate liabilities				197,892
Consolidated total liabilities				1,664,898

	Trading of computer related products	Corporate	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
Other information			
Addition of goodwill arising on acquisition of an associate	–	208,760	208,760
Addition of intangible assets other than goodwill arising on acquisition of a subsidiary	198,065	–	198,065
Addition of goodwill arising on acquisition of a subsidiary	–	4,598	4,598
Capital expenditure	16,946	780	17,726
Depreciation and amortization	61,640	2,129	63,769
Impairment loss recognized	–	4,598	4,598
Other non-cash expenses	17,972	24,820	42,792

2003
Income Statement

	Trading of computer related products *HK$'000*	Trading of consumer electronic products *HK$'000*	Trading of securities *HK$'000*	Consolidated *HK$'000* (As restated)
Turnover				
External sales	2,975,181	1,109,617	78,006	4,162,804
Segment result	97,875	20,177	(110,408)	7,644
Interest income				38,646
Unallocated corporate expenses				(38,644)
Profit before impairment loss on investment securities				7,646
Impairment loss on investment securities				(323,287)
Loss from operations				(315,641)
Finance costs				(31,669)
Share of results of associates				(32,397)
Impairment loss on goodwill arising on acquisition of an associate				(104,585)
Net gain on disposal of subsidiaries				25
Amortization of goodwill arising on acquisition of an associate				(6,612)
Allowance for loans to associates				(79,595)
Loss before income tax				(570,474)
Income tax expense				36,041
Loss before minority interests				(606,515)

Balance Sheet

	Trading of computer related products	Trading of consumer electronic products	Trading of securities	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
				(As restated)
Assets				
Segment assets	1,395,363	983	193,920	1,590,266
Interests in associates				271,362
Investment securities				902,980
Unallocated corporate assets				503,123
Consolidated total assets				3,267,731
Liabilities				
Segment liabilities	883,844	–	–	883,844
Borrowings				417,468
Unallocated corporate liabilities				62,254
Consolidated total liabilities				1,363,566

	Trading of computer related products	Corporate	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
	(As restated)		(As restated)
Other information			
Addition of goodwill	199,590	–	199,590
Capital expenditure	15,810	3,637	19,447
Depreciation and amortization	33,657	1,952	35,609
Impairment loss recognized	–	324,592	324,592
Other non-cash expenses	76,669	5,706	82,375

Geographical segments

The Group's trading of computer related products is mainly located in North America and Europe. The trading of consumer electronic products is mainly located in North America and the trading of securities is mainly located in Hong Kong.

The following table provides an analysis of the Group's sale revenue by geographical market, irrespective of the origin of the goods/services:

	Sales revenue by geographical market	
	2004	**2003**
	HK$'000	*HK$'000*
North America	4,222,099	3,483,037
Europe	564,896	484,362
Hong Kong	35,836	70,618
Africa	51,312	25,917
Japan	38,986	41,617
Others	96,801	57,253
	5,009,930	4,162,804

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analyzed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment	
	2004	**2003**	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	1,248,216	1,265,517	1,742	4,359
North America	1,180,872	905,828	10,944	10,843
Europe	392,483	184,075	4,717	4,080
Taiwan	253,034	291,384	234	124
Others	405,132	269,756	89	41
	3,479,737	2,916,560	17,726	19,447

Intangible assets of HK$428,019,000 (2003: HK$337,873,000, as restated) and deferred tax assets of HK$35,480,000 (2003: HK$13,298,000, as restated) are excluded from the analysis of the carrying amount of segment assets as there are not practicable to allocate the amounts to geographical segments.

6. OTHER OPERATING INCOME

Other operating income includes the following items:

	2004	2003
	HK$'000	*HK$'000*
Exchange gain	31,467	18,974
Interest income	22,728	38,646
Net unrealized holding gain on other investments	16,829	–
Net gain on disposal of investment securities	9,577	–
Gain on disposal of other asset	5,660	–
Internet service income	3,363	5,262
Royalty income	2,722	3,063

7. OTHER OPERATING EXPENSES

	2004	2003
	HK$'000	*HK$'000*
Impairment loss on goodwill arising on acquisition of a subsidiary	4,598	–
Net unrealized holding loss on other investments	–	26,482
Write off of long-term loan and interest receivable	–	10,821
Impairment loss on property, plant and equipment	–	1,305
	4,598	38,608

8. PROFIT (LOSS) FROM OPERATIONS

	2004 *HK$'000*	2003 *HK$'000*
Profit (loss) from operations has been arrived at after charging (crediting):		
Staff costs (including directors' emoluments):		
Salaries and other benefits	170,261	151,729
Retirement benefits scheme contributions	3,160	3,854
	173,421	155,583
Depreciation and amortization:		
Amortization of intangible assets (included in administrative expenses)	44,137	14,338
Depreciation and amortization on property, plant and equipment:		
– Owned assets	19,298	20,816
– Assets held under finance leases	334	455
	63,769	35,609
Allowance for bad and doubtful debts	3,208	36,534
Allowance for loans receivable	16,653	22,056
Allowance for margin loans receivable	5,300	2,429
Allowance for slow moving and obsolete inventories	24,679	12,277
Auditors' remuneration	9,204	7,003
Net realized (gain) loss on other investments	(3,975)	83,926
Loss on disposal of property, plant and equipment	696	3,373

9. FINANCE COSTS

	2004 *HK$'000*	2003 *HK$'000*
Interest on borrowings wholly repayable within five years:		
– Bank loans and overdrafts	12,070	10,458
– Other loans	13,229	20,360
– Finance leases	587	244
Interest on bank loans not wholly repayable within five years	554	607
	26,440	31,669

10. IMPAIRMENT LOSS ON GOODWILL ARISING ON ACQUISITION OF AN ASSOCIATE

During the year ended March 31, 2003, the directors of the Company reviewed the carrying value of goodwill arising on the acquisition of an associate, which had been debited to capital reserve in previous years, with reference to the financial performance and the business operations of this associate. The associate was mainly engaged in the marketing of electronic products and other peripherals. In view of the prevailing market condition, operating results and the discounted cash flow projections of this associate, an impairment loss of HK$104,585,000 had been identified and recognized in the consolidated income statement.

11. NET GAIN ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES

	2004	**2003**
	HK$'000	*HK$'000*
Gain on partial disposal of shareholding in a subsidiary	28,594	–
Net loss on deemed disposal of shareholding in associates	(16,935)	–
(Loss) gain on disposal of subsidiaries	(1,282)	25
	10,377	25

12. DIRECTORS' REMUNERATION

	2004	**2003**
	HK$'000	*HK$'000*
Directors' fees	–	–
Other emoluments (executive directors)		
Salaries and other benefits	4,952	7,175
Retirement benefits scheme contributions	130	378
	5,082	7,553
Compensation for loss of office paid to a former director by:		
The Company	–	–
The Company's subsidiary	625	–
	5,707	7,553

	Number of directors	
	2004	2003
The emoluments are within the following bands:		
Nil to HK$1,000,000	10	10
HK$1,000,001 to HK$1,500,000	–	1
HK$1,500,001 to HK$2,000,000	2	–
HK$2,000,001 to HK$2,500,000	1	1
HK$3,500,001 to HK$4,000,000	–	1

No remuneration was paid during the year to non-executive directors or independent non-executive directors.

During the year, no emoluments were paid by the Group to the five highest paid individuals (including directors and employees) as an inducement to join or upon joining the Group. None of the directors has waived any emoluments during the year.

13. EMPLOYEES' EMOLUMENTS

The five highest paid individuals included one director (2003: two directors), details of whose emoluments are set out above. The emoluments of the remaining four (2003: three) individuals are as follows:

	2004	2003
	HK$'000	*HK$'000*
Salaries and other benefits	9,788	8,802
Performance related incentive payments	3,307	1,064
Retirement benefits scheme contributions	381	50
	13,476	9,916

Their emoluments are within the following bands:

	Number of employees	
	2004	2003
HK$2,000,001 to HK$2,500,000	2	1
HK$3,000,001 to HK$3,500,000	1	–
HK$3,500,001 to HK$4,000,000	–	2
HK$5,500,001 to HK$6,000,000	1	–
	4	3

14. INCOME TAX EXPENSE

	2004	2003
	HK$'000	*HK$'000*
		(As restated)
Current tax:		
Hong Kong Profits Tax		
(Over)underprovision in prior years	(112)	141
Overseas	46,378	31,773
	46,266	31,914
Deferred tax *(note 34)*		
Current year	(20,810)	286
Attributable to a change in tax rate	13	–
	(20,797)	286
Share of tax on results of associates	2,377	3,841
	27,846	36,041

The income tax expense for the year can be reconciled to the profit (loss) before income tax as follow:

	2004 *HK$'000*	2003 *HK$'000*
Profit (loss) before income tax	121,639	(570,474)
Tax at Hong Kong Profits Tax rate of 17.5% (2003: 16%)	21,286	(91,276)
Tax effect of share of results of associates	15,233	9,021
Tax effect of income not taxable for tax purposes	(2,113)	(34,407)
Tax effect of expenses not deductible for tax purposes	28,594	60,068
Tax effect of tax losses not recognized	641	9,392
Utilization of tax losses not previously recognized	(18,495)	(24,706)
Tax effect on deferred tax assets not recognized	–	8,965
Utilization of deferred tax assets not previously recognized	(11,270)	–
Recognition of unused tax loss which is not recognized in previous years	(10,450)	–
(Over)underprovision in prior years	(112)	141
Effect of different tax rates of subsidiaries operating in other jurisdictions	3,001	98,654
Others	1,518	189
Increase in opening deferred tax liability resulting from an increase in tax rate	13	–
Income tax expense for the year	27,846	36,041

No tax is payable on the profit for the year arising in Hong Kong since the assessable profit is wholly absorbed by tax losses brought forward.

Hong Kong Profits Tax is calculated at 17.5% (2003: 16%) of the estimated assessable profit for the year. In June 2003, the Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from 2003/2004 year of assessment. The effect of this increase has been reflected in the calculation of deferred tax balances as at March 31, 2004.

Income tax arising in other jurisdictions is calculated at rates prevailing in respective jurisdictions.

15. DIVIDENDS

	2004	2003
	HK$'000	*HK$'000*
Final, paid – HK2 cents per share for 2003 (2002: nil)	3,206	–
Interim, paid – HK5 cents per share for 2004 (2003: nil)	8,015	–
	11,221	–

The final dividend of HK6 cents per share (2003: HK2 cents per share), in cash with a scrip option, has been proposed by the directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

16. EARNINGS (LOSS) PER SHARE

The calculation of the basic earnings (loss) per share is based on the profit for the year of HK$13,300,000 (2003: loss of HK$648,620,000, as restated) and on the weighted average number of shares in issue during the year of 164,239,677 shares (2003: 160,303,174 shares).

The computation of diluted earnings per share for the year ended March 31, 2004 does not assume the exercise of the Company's outstanding share options as the exercise price of those options is higher than the average market price for shares for the year.

The computation of diluted loss per share for the year ended March 31, 2003 had not assumed the exercise of the Company's share options because the exercise would result in a decrease in loss per share.

In respect of adjustments to the comparative figure of basic loss per share arising from the adoption of SSAP 12 (Revised) for the year ended March 31, 2003, there is no significant impact on the basic loss per share for the year ended March 31, 2003. No restatement for basic loss per share has been made accordingly.

17. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Plant and machinery	Moulds	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
The Group						
Cost or valuation						
At April 1, 2003	48,846	43,569	2,971	84,212	7,892	187,490
Currency realignment	331	–	–	3,473	9	3,813
Additions	–	–	–	16,518	1,208	17,726
Disposals	(3,155)	–	–	(6,061)	(3,047)	(12,263)
At March 31, 2004	46,022	43,569	2,971	98,142	6,062	196,766
Comprising:						
At cost	17,815	43,569	2,971	98,142	6,062	168,559
At valuation – 1994	28,207	–	–	–	–	28,207
	46,022	43,569	2,971	98,142	6,062	196,766
Depreciation and amortization and impairment						
At April 1, 2003	9,617	37,867	2,955	48,538	4,401	103,378
Currency realignment	7	–	–	2,682	4	2,693
Provided for the year	1,012	1,470	7	15,968	1,175	19,632
Eliminated on disposals	(2,056)	–	–	(4,456)	(1,928)	(8,440)
At March 31, 2004	8,580	39,337	2,962	62,732	3,652	117,263
Net book values						
At March 31, 2004	37,442	4,232	9	35,410	2,410	79,503
At March 31, 2003	39,229	5,702	16	35,674	3,491	84,112

The Group's land and buildings comprise:

	2004	**2003**
	HK$'000	*HK$'000*
Outside Hong Kong:		
Under medium-term leases in other regions of the People's Republic of China ("PRC")	25,050	25,978
Freehold in Taiwan	12,392	12,151
Under a medium-term lease in Macau	–	1,100
	37,442	39,229

The valuation of land and buildings in 1994 was made by Messrs. American Appraisal Hong Kong Limited, an independent firm of Chartered Surveyors, on an open market value basis.

Had the revalued land and buildings been carried at cost less accumulated depreciation and amortization, their carrying amount would have been stated at HK$21,157,000 (2003: HK$21,862,000).

Included in the net book value of property, plant and equipment are assets held under finance leases amounting to HK$1,985,000 (2003: HK$2,660,000).

18. INTANGIBLE ASSETS

	Goodwill	Trademark licenses	Patent	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
	(note a)	*(note b)*	*(note c)*	
The Group				
Cost				
At April 1, 2003				
– as previously reported	354,665	91,318	–	445,983
– adjustment on adoption of SSAP 12 (Revised)	(1,982)	–	–	(1,982)
– as restated	352,683	91,318	–	444,001
Additions	4,598	190,000	8,065	202,663
Eliminated on partial disposal of shareholding in a subsidiary	(69,857)	–	–	(69,857)
At March 31, 2004	287,424	281,318	8,065	576,807
Amortization				
At April 1, 2003	85,962	20,166	–	106,128
Provided for the year	32,768	10,899	470	44,137
Impairment loss recognized in the consolidated income statement	4,598	–	–	4,598
Eliminated on partial disposal of shareholding in a subsidiary	(6,075)	–	–	(6,075)
At March 31, 2004	117,253	31,065	470	148,788
Net book values				
At March 31, 2004	170,171	250,253	7,595	428,019
At March 31, 2003	266,721	71,152	–	337,873

Notes:

a. The amount as at March 31, 2003 represented the goodwill on the acquisition of the businesses of Memtek Products Division of Tandy Corporation and Memorex Computer Supplies in 1993 and the acquisition of an additional 14.9% interest in Memorex International Inc., a subsidiary of the Company in 2003. The goodwill is amortized over an average of seventeen years on a straight line basis.

   During the year, the directors reviewed the carrying value of the goodwill arising on acquisition of a subsidiary of HK$4,598,000 and identified an impairment loss of HK$4,598,000 which was charged to the consolidated income statement.

b. The amount as at March 31, 2003 represented the acquisition of the "Memorex" trademark licenses from Memorex Telex N.V. in 1999. Trademark licenses are amortized over twenty years on a straight line basis.

   During the year, the Group acquired the "Dysan" and "Precision" trademark licenses from an independent third party for a consideration of HK$190,000,000 with reference to the valuation performed by Grant Sherman Appraisal Limited, a firm of independent valuers. Trademark licenses are amortized over ten years on a straight line basis.

c. The amount represents the acquisition of a labelmaker patent during the year. The patent is amortized over ten years on a straight line basis.

In the opinion of the directors, no impairment loss in respect of the carrying value of goodwill, the trademark licenses or the patent is considered necessary.

19. INTERESTS IN SUBSIDIARIES

	The Company	
	2004	2003
	HK$'000	*HK$'000*
Unlisted shares	118,373	118,373
Amounts due from subsidiaries	5,026,854	5,022,636
	5,145,227	5,141,009
Less: Allowance for amounts due from subsidiaries	(2,374,810)	(2,374,810)
	2,770,417	2,766,199
Amount due to a subsidiary	813,043	877,475

The carrying value of the unlisted shares is based on the values of the underlying separable net assets of the subsidiaries when Hanny Magnetics (B.V.I.) Limited ("Hanny BVI") together with its subsidiaries were acquired by the Company.

The balances with subsidiaries are unsecured, interest free and have no fixed terms of repayment. Repayment of the amounts will not be demanded within one year of the balance sheet date and, accordingly, the amounts are classified as non-current.

Details of the Company's principal subsidiaries at March 31, 2004 are set out in note 41.

20. INTERESTS IN ASSOCIATES

	The Group	
	2004	2003
	HK$'000	*HK$'000*
Share of net assets (liabilities) of associates which are:		
– listed in Hong Kong *(note a)*	463,234	–
– listed overseas *(note b)*	169,770	184,574
– unlisted	(15,459)	(12,229)
Goodwill on acquisition of associates less amortization *(note c)*	256,629	65,520
	874,174	237,865
Loan to an associate less allowance *(note d)*	1,361	7,651
Amounts due from associates *(note d)*	30,874	25,846
	906,409	271,362
Market value of listed shares	320,500	134,561

Notes:

a. At March 31, 2003, an amount of approximately HK$698.4 million included in investments in securities represented the Group's 14.55% equity interest in CSHL. In September 2003, the Group acquired an additional interest of 16.65% in CSHL for a consideration of approximately HK$19.3 million. Accordingly, the investment in CSHL was increased to 31.20% and it was reclassified from investments in securities to interests in associates.

CSHL is company listed in Hong Kong and its financial year end date is December 31. Only published financial information of CSHL will be available and used by the Group in applying the equity method. Accordingly, the Group's share of interest in CSHL at March 31, 2004 is calculated based on the net assets of CSHL at December 31, 2003 and the result from the date of which CSHL became an associate of the Group to December 31, 2003.

The following details have been extracted from the published financial information of CSHL, the Group's significant associate:

	12.31.2003
	HK$'000
Financial position:	
Non-current assets	1,124,597
Current assets	1,064,647
Current liabilities	(161,090)
Non-current liabilities and minority interest	(494,774)
Net assets	1,533,380
Net assets attributable to the Group	463,234

	1.1.2003 to 12.31.2003
	HK$'000
Turnover	2,884,493
Loss from ordinary activities before taxation and minority interests	(169,184)
Loss from ordinary activities before taxation and minority interests attributable to Group	(56,996)

b. The following details have been extracted from the financial information of the Group's significant associate, PSC Corporation Ltd.:

	3.31.2004	**3.31.2003**
	HK$'000	*HK$'000*
Financial position:		
Non-current assets	473,982	376,171
Current assets	403,316	513,082
Current liabilities	(152,958)	(191,929)
Non-current liabilities and minority interest	(142,831)	(124,550)
Net assets	581,509	572,774
Net assets attributable to the Group	159,624	157,226

	4.1.2003 to 3.31.2004	**5.1.2002 to 3.31.2003**
	HK$'000	*HK$'000*
Turnover	664,125	619,467
Profit (loss) from ordinary activities before taxation and minority interests	31,923	(12,432)
Profit (loss) from ordinary activities before taxation and minority interests attributable to the Group	8,763	(3,413)

c. Goodwill arising on acquisition of associates:

	HK$'000
Cost	
At April 1, 2003	72,132
Additions	208,760
At March 31, 2004	280,892
Amortization	
At April 1, 2003	6,612
Provided for the year	17,651
At March 31, 2004	24,263
Net book value	
At March 31, 2004	256,629
At March 31, 2003	65,520

The amortization period adopted for goodwill for a period of 10 years.

In the opinion of the directors, no impairment loss in respect of the carrying value of the goodwill is considered necessary.

d. Loan to an associate is unsecured and has no fixed terms of repayment. Other than an amount of HK$1,336,000 (2003: HK$7,516,000) which bears interest at prevailing market rates, the remaining amount is interest free. The amounts due from associates are unsecured, interest free and have no fixed terms of repayment. In the opinion of the directors, the balances will not be repayable within one year of the balance sheet date and, accordingly, the amounts are classified as non-current.

Details of the Group's principal associates at March 31, 2004 are set out in note 41.

21. INVESTMENTS IN SECURITIES

	Investment securities		Other investments		Total	
	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
The Group						
Listed securities						
Hong Kong	–	698,407	126,114	108,548	126,114	806,955
Overseas	–	–	850	984	850	984
Unlisted securities						
Hong Kong	–	–	6,000	6,000	6,000	6,000
Overseas *(note)*	188,890	204,573	–	78,388	188,890	282,961
	188,890	902,980	132,964	193,920	321,854	1,096,900
Market value of listed securities	–	10,859	126,964	109,532	126,964	120,391
Carrying amount analyzed for reporting purposes as:						
Non-current	188,890	887,300	330	330	189,220	887,630
Current	–	15,680	132,634	193,590	132,634	209,270
	188,890	902,980	132,964	193,920	321,854	1,096,900
The Company						
Listed securities overseas, at market value	–	–	813	944	813	944

Note: Included in unlisted overseas investment securities is a 8.04% (2003: 8.04%) interest in Fu Yang Investment Co., Ltd. ("Fu Yang"). Fu Yang is established in Taiwan on April 21, 2002 by the merger of Indigo Investment Co., Ltd., Solitaire Investment Co., Ltd., Vituoso Investment Co., Ltd. and Ultima Investment Co., Ltd. Fu Yang is mainly engaged in the cable broadcasting business in Taiwan.

In the opinion of the directors, the investments in investment securities are worth at least their carrying values.

22. OTHER ASSET

The amount represents cost incurred in connection with a land development project in the PRC. The project is a land development of 珠海錦興產業園 located at Doumen District, Zhuhai City and is to be jointly developed with an independent third party. The Group is entitled to the exclusive development right to the project and also the right to obtain the land for the development (the "Other Asset"). The Group is also entitled to sell the Other Asset to investors for a consideration to be agreed between themselves.

The consideration of HK$150,000,000 for obtaining the exclusive development right was paid by the Group during the year whilst RMB5,750,000 (equivalent to approximately HK$5,425,000) was already paid by the Group for obtaining certain parts of the right for land development and for site formation.

As the directors are of the opinion that the Other Asset is held for sale, the cost incurred for the Other Asset is included in current asset accordingly.

The directors has assessed the carrying value of the Other Asset with reference to the valuation performed by Norton Appraisals Limited, a firm of independent valuers, on an open market value basis as at March 31, 2004 and no impairment loss is identified.

23. INVENTORIES

	The Group	
	2004	**2003**
	HK$'000	*HK$'000*
Raw materials	6,769	9,459
Work in progress	1,435	2,702
Finished goods	869,205	493,004
	877,409	505,165

Included above are raw materials of HK$109,000 (2003: HK$371,000) and finished goods of HK$269,854,000 (2003: HK$104,422,000) which are carried at net realizable value.

24. TRADE AND OTHER RECEIVABLES

Included within trade and other receivables is a trade debtor balance of HK$685,025,000 (2003: HK$397,764,000). The Group allows an average credit period of one to two months to its trade customers.

The following is an aged analysis of trade debtors:

	The Group	
	2004	**2003**
	HK$'000	*HK$'000*
Not yet due	624,041	354,824
Overdue within one month	52,433	26,561
Overdue between one to two months	2,099	6,916
Overdue more than two months	6,452	9,463
	685,025	397,764

25. TRADE AND OTHER PAYABLES

Included within trade and other payables is a trade creditor balance of HK$827,620,000 (2003: HK$632,561,000).

The following is an aged analysis of trade creditors:

	The Group	
	2004	2003
	HK$'000	*HK$'000*
Not yet due	445,088	319,505
Overdue within one month	116,373	99,484
Overdue between one to two months	50,321	35,422
Overdue more than two months	215,838	178,150
	827,620	632,561

26. BORROWINGS

	The Group		The Company	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Borrowings comprise:				
Bank loans	205,641	237,468	–	–
Other loans	151,339	180,000	149,333	165,000
	356,980	417,468	149,333	165,000
Analyzed as:				
Secured	159,583	107,140	–	–
Unsecured	197,397	310,328	149,333	165,000
	356,980	417,468	149,333	165,000

The above amounts bear interest at prevailing market rates and are repayable as follows:

	The Group 2004	The Group 2003	The Company 2004	The Company 2003
Within one year or on demand	349,059	244,473	149,333	–
Between one and two years	266	165,238	–	165,000
Between two and five years	940	843	–	–
Over five years	6,715	6,914	–	–
	356,980	417,468	149,333	165,000
Amount due within one year and shown under current liabilities	(349,059)	(244,473)	(149,333)	–
Amount due after one year	7,921	172,995	–	165,000

27. OBLIGATIONS UNDER FINANCE LEASES

	The Group			
	Minimum lease payments		Present value of minimum lease payments	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Amounts payable under finance leases:				
Within one year	1,117	1,181	1,068	1,113
In the second to fifth year inclusive	536	1,868	462	1,557
	1,653	3,049		
Less: Future finance charges	(123)	(379)		
Present value of lease obligations	1,530	2,670	1,530	2,670
Less: Amount due for settlement within one year (shown under current liabilities)			(1,068)	(1,113)
Amount due for settlement after one year			462	1,557

The Group has leased certain of its fixtures and equipment under finance leases. The average lease term is 2 years. For the year ended March 31, 2004, the average effective borrowing rate was 9.32% (2003: 12.51%). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under finance leases are secured by the lessors' charge over the leased assets.

28. SHARE CAPITAL

	Number of shares	Value HK$'000
Authorized:		
At April 1, 2002 (HK$0.025 each)	26,000,000,000	650,000
Consolidation of shares of 40 into 1	(25,350,000,000)	–
Adjustment of nominal value of shares	64,350,000,000	–
Cancellation of shares	(45,000,000,000)	(450,000)
At March 31, 2003 and 2004 (HK$0.01 each)	20,000,000,000	200,000
Issued and fully paid:		
At April 1, 2002 (HK$0.025 each)	6,412,057,523	160,301
Exercise of warrants	70,595	2
Consolidation and adjustment of nominal value of shares	(6,251,824,916)	(158,700)
At March 31, 2003 (HK$0.01 each)	160,303,202	1,603
Issue of new shares *(note a)*	21,500,000	215
Exercise of share options *(note b)*	4,750,000	48
At March 31, 2004 (HK$0.01 each)	186,553,202	1,866

Notes:

a. On January 28, 2004, arrangements were made for a private placement to independent private investors of 21,500,000 shares of HK$0.01 each in the Company held by ITC Corporation Limited, a substantial shareholder of the Company, in cash at a price of HK$4.00 per share representing a discount of approximately 8% to the closing price of HK$4.35 per share as quoted on the Stock Exchange on January 28, 2004.

Pursuant to a subscription agreement of the same date, ITC Corporation Limited subscribed for 21,500,000 new shares of HK$0.01 each in the Company at a price of HK$4.00 per share. The proceeds were used to provide additional working capital for the Company. These new shares were issued under the general mandate granted to the directors at the annual general meeting of the Company held on August 28, 2003 and rank pari passu with other shares in issue in all respects.

b. During the year, 4,750,000 shares in the Company of HK$0.01 each were issued upon the exercise of 4,750,000 share options at subscription price of HK$2.9888 per share. The shares issued during the year rank pari passu with the then existing shares in all respects.

29. RESERVES

The Group

The contributed surplus of the Group at March 31, 2004 represented:

(i) the credit arising from the transfer of the share premium account of the Group as at February 20, 1998 and February 19, 2003 to the contributed surplus account of the Group;

(ii) the credit arising from the reduction of the nominal value of the shares of the Company in 1999 and 2003; and

(iii) as reduced by amounts transferred to the deficit account to eliminate the deficit of the Group as at January 31, 2000, January 31, 2001 and March 20, 2003.

The Company

	Share premium	Contributed surplus	Capital redemption reserve	Retained profits (deficit)	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At April 1, 2002	1,974,542	437	592	(20,069)	1,955,502
Premium arising from issue of shares	23	–	–	–	23
Transfer from share premium to contributed surplus	(1,974,565)	1,974,565	–	–	–
Transfer from contributed surplus to deficit	–	(460,000)	–	460,000	–
Reduction of nominal value of shares	–	158,700	–	–	158,700
Loss for the year	–	–	–	(414,040)	(414,040)
At March 31, 2003 and April 1, 2003	–	1,673,702	592	25,891	1,700,185
Premium arising from issue of shares	99,934	–	–	–	99,934
Share issue expenses	(713)	–	–	–	(713)
Loss for the year	–	–	–	(794)	(794)
Dividends paid	–	–	–	(11,221)	(11,221)
At March 31, 2004	99,221	1,673,702	592	13,876	1,787,391

The contributed surplus of the Company at March 31, 2004 represented:

(i) the difference between the consolidated shareholders' funds of Hanny BVI at the date on which its shares were acquired by the Company, and the nominal amount of the Company's shares issued as consideration for the acquisition;

(ii) the credit arising from the transfer of the share premium account of the Company as at February 20, 1998 and February 19, 2003 to the contributed surplus account of the Company;

(iii) the credit arising from the reduction of the nominal value of the shares of the Company in 1999 and 2003; and

(iv) as reduced by amounts transferred to the deficit account to eliminate the deficit of the Company as at January 31, 2000, January 31, 2001 and March 20, 2003.

Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution to shareholders. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if:

1. it is, or would after the payment be, unable to pay its liabilities as they become due; or

2. the realizable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

In the opinion of the directors, the Company's reserves available for distribution to its shareholders were as follows:

	2004	**2003**
	HK$'000	*HK$'000*
Contributed surplus	1,673,702	1,673,702
Retained profits	13,876	25,891
	1,687,578	1,699,593

30. AMOUNT DUE TO A MINORITY SHAREHOLDER

The amount is unsecured, interest free and has no fixed terms of repayment. Repayment of the amount will not be demanded within one year of the balance sheet date and, accordingly, the amount is classified as non-current.

31. ACQUISITION OF A SUBSIDIARY

The Group acquired 100% of the issued share capital of Zhuhai Hanny Property Investment Limited ("Zhuhai Hanny") for a consideration of HK$150 million.

The acquisition has been accounted for by the acquisition method of accounting. The amount of goodwill arising as a result of the acquisition was approximately HK$4,598,000.

	2004 *HK$'000*	2003 *HK$'000*
Net assets acquired		
Other asset	150,000	–
Other payable	(4,598)	–
	145,402	–
Goodwill	4,598	–
Total consideration	150,000	–
Satisfied by:		
Cash	130,508	–
Deferred consideration *(note 33(a))*	19,492	–
	150,000	–

32. DISPOSAL OF SUBSIDIARIES

	2004	2003
	HK$'000	*HK$'000*
Net assets disposed of		
Investment in securities	78,388	–
Amounts due from group companies	157,353	15,000
Bank balances and cash	5	2
Amounts due to group companies	(8,853)	–
Amounts due to associates	(1,433)	–
Tax payable	(22,531)	(13,027)
	202,929	1,975
Attributable capital reserve	556	–
Currency translation reserve realized	(216)	–
	203,269	1,975
(Loss) gain on disposal of subsidiaries	(1,282)	25
	201,987	2,000
Satisfied by:		
Cash	–	2,000
Other payables	201,987	–
	201,987	2,000
Net cash (outflow) inflow arising from disposal of subsidiaries:		
Cash consideration	–	2,000
Bank balances and cash disposed of	(5)	(2)
	(5)	1,998

The subsidiaries disposed of during the year did not contribute significantly to the turnover and the results of the Group. The cash flow contributed or utilized by the subsidiaries disposed of during the year was not significant.

33. MAJOR NON-CASH TRANSACTIONS

During the year ended March 31, 2004, the major non-cash transactions were as follows:

(a) The Group acquired Zhuhai Hanny for a consideration of HK$150,000,000. The remaining consideration of HK$19,492,000 was unsettled as at March 31, 2004.

(b) The Group disposed of certain subsidiaries of HK$201,987,000 of which HK$124,387,000 was set off by other payables of the same amount under a deed of assignment entered into between the Group and a relevant party. The remaining amount of HK$77,600,000 was satisfied by another payable of the same amount.

(c) The Group acquired trademark licences for a consideration of HK$190,000,000 which was partly satisfied by short-term loans receivable and other receivables of HK$40,699,000 and HK$81,871,000, respectively under various deeds of novation and agreements entered into between the Group and relevant parties, and was partly satisfied by cash of HK$20,000,000. The remaining consideration of HK$47,430,000 was unsettled as at March 31, 2004.

(d) The Group restructured certain of its short-term loans receivable of HK$42,165,000 and other receivables of HK$19,360,000 satisfied by the amount of other loans of HK$43,275,000 and other payables of HK$18,250,000, respectively under various deeds of novation entered into between the Group and relevant parties.

(e) The repayment of other receivables of HK$38,710,000 was satisfied by the other loans of HK$23,543,000 and interest payables of HK$15,167,000 under an agreement between the Group and relevant parties.

(f) The repayment of a short-term loan receivable of HK$22,866,000, an interest receivable of HK$1,290,000 and settlement of a payable of HK$24,000 was satisfied by a consideration for an acquisition of an investment of HK$24,180,000.

(g) Increase in the amount due from an associate of HK$19,024,000 as a result of the acquisition of an associate and was subsequently set off by a short-term loan receivable of the same amount under a deed of novation signed by the Group and a relevant party.

(h) The Group disposed of certain amount of other asset for a consideration of HK$16,000,000 which was satisfied by a short-term loan receivable of the same amount under a deed of novation signed by the Group and a relevant party.

During the year ended March 31, 2003, the major non-cash transactions were as follows:

(a) The Group entered into finance lease arrangement in respect of property, plant and equipment with a capital value at the inception of the leases HK$2,990,000.

(b) The Group acquired additional shareholding in a subsidiary for a consideration of HK$278,320,000 which was set off by the assignment of short-term loans receivable of HK$260,578,000. The remaining consideration of HK$17,742,000 was unsettled as at March 31, 2003.

34. DEFERRED TAX

The following are the major deferred tax liabilities (assets) recognized and movements thereon during the current and prior years:

The Group

	Accelerated tax depreciation	**Tax losses**	**Others**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At April 1, 2002				
– as previously reported	–	–	–	–
– adjustment on adoption of SSAP12 (Revised)	1,532	(15,264)	898	(12,834)
– as restated	1,532	(15,264)	898	(12,834)
Charge (credit) to the consolidated income statement for the year *(note 14)*	551	(491)	226	286
At March 31, 2003 and April 1, 2003	2,083	(15,755)	1,124	(12,548)
Currency realignment	(57)	(1,922)	(20)	(1,999)
Credit to the consolidated income statements for the year *(note 14)*	(1,362)	(2,724)	(16,724)*	(20,810)
Effect of change in tax rate – charge (credit) to the consolidated income statement *(note 14)*	80	(67)	–	13
At March 31, 2004	744	(20,468)	(15,620)	(35,344)

* The deferred tax credit is mainly attributable to the movements of temporary differences arising from the carrying amounts and tax bases of major balance sheet items such as receivables, inventories and accruals of a subsidiary in the United States.

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	2004	2003
	HK$'000	*HK$'000*
Deferred tax assets	(35,480)	(13,298)
Deferred tax liabilities	136	750
	(35,344)	(12,548)

At the balance sheet date, the Group has unused tax losses of HK$363,848,000 (2003: HK$470,299,000) available for offset against future profits. A deferred tax asset has been recognized in respect of HK$69,488,000 (2003: HK$45,357,000) of such losses. No deferred tax has been recognized in respect of the remaining HK$294,360,000 (2003: HK$424,942,000) due to the unpredictability of future profit streams. The losses can be carried forward indefinitely.

The Company

At balance sheet date, the Company has unused tax losses of HK$49,958,000 (2003: HK$49,488,000) available for offset against future profits. No deferred tax has been recognized in respect of such tax losses due to the unpredictability of future profits streams. The losses can be carried forward indefinitely.

35. CONTINGENT LIABILITIES

	The Group		The Company	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Amounts utilized in respect of guarantees given to banks and other financial institutions for facilities granted to:				
subsidiaries	–	–	57,933	164,369
outsiders	–	11,674	–	11,674
	–	11,674	57,933	176,043

The Group was involved in two patent infringement lawsuits in the United States. The damages arising from the lawsuits range from approximately US$285,000 (equivalent to HK$2,213,000) to US$855,000 (equivalent to HK$6,639,000). As the outcome of the lawsuits is not certain, the Group has made an accrual of US$302,000 (equivalent to HK$2,345,000) for these cases at the year end March 31, 2004 to cover the possible damages as estimated by management.

36. OPERATING LEASE COMMITMENTS

The Group as lessee

	The Group 2004 HK$'000	The Group 2003 HK$'000
Minimum lease payments paid under operating leases during the year:		
Land and buildings	27,134	24,209
Property, plant and equipment	8,615	2,959
	35,749	27,168

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2004		2003	
	Land and buildings HK$'000	Property, plant and equipment HK$'000	Land and buildings HK$'000	Property, plant and equipment HK$'000
Operating leases which expire:				
Within one year	25,096	22,678	19,403	2,594
In the second to fifth year inclusive	79,900	41,721	50,733	3,018
Over five years	53,162	705	34,437	–
	158,158	65,104	104,573	5,612

Leases are negotiated for a range of one to ten years and rentals are fixed over the terms of the leases.

The Company had no operating lease commitments at the balance sheet date.

The Group as lessor

	The Group 2004 HK$'000	The Group 2003 HK$'000
Rental income earned under operating leases during the year:		
Land and buildings	6,568	4,754
Property, plant and equipment	5,000	–
	11,568	4,754

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	2004		2003	
	Land and buildings	**Property, plant and equipment**	**Land and buildings**	**Property, plant and equipment**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Operating leases which expire:				
Within one year	4,747	20,000	2,662	–
In the second to fifth year inclusive	18,109	35,000	9,780	–
Over five years	13,914	–	12,057	–
	36,770	55,000	24,499	–

37. SHARE OPTIONS SCHEMES

The Company's share option scheme was adopted on August 21, 2001 (the "2001 Share Option Scheme") for the primary purpose of providing incentives to the employees of the Group. Under the 2001 Share Option Scheme, the board of directors of the Company may grant options to eligible employees including the directors (but excluding independent non-executive directors) of the Company and the directors of any of the subsidiaries of the Company to subscribe for shares in the Company.

Pursuant to a resolution passed at a special general meeting of the Company on March 17, 2003, the Company has terminated the 2001 Share Option Scheme and adopted a new share option scheme (the "2003 Share Option Scheme"). Under the 2003 Share Option Scheme, the board of directors of the Company may grant options to directors and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters and service providers of any members of the Group who the board of directors considers have contributed or will contribute or can contribute to the Group. The purpose of the 2003 Share Option Scheme is to provide participants with the opportunity to acquire proprietary interests in the Group and to encourage participants to work towards enhancing the value of the Group and its shares for the benefits of the Group and its shareholders as a whole.

Subject to the condition that the total number of shares which may be issued upon the exercise of all outstanding options granted and to be exercised under the 2003 Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares of the Company in issue from time to time, the total number of shares in respect of which options may be granted under the 2003 Share Option Scheme, when aggregated with any shares subject to any other schemes, is not permitted to exceed 10% of the shares of the Company in issue on the date of approval and adoption of the 2003 Share Option Scheme.

Under the 2003 Share Option Scheme, the options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company's shareholders. Options granted to substantial shareholders or independent non-executive directors in excess of 0.1% of the Company's share capital or with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

At March 31, 2004, the number of shares in respect of which options had been granted and remained outstanding under the 2003 and 2001 Share Option Scheme was 21,800,000 (2003: 16,000,000), representing 11.69% (2003: 9.98%) of the shares of the Company in issue at that date.

Options granted must be taken up within 28 days from the date of grant, upon payment of HK$1 per option. Options may be exercised at any time from the date on which the option is accepted to the tenth anniversary of the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the higher of the closing price of the Company shares on the date of grant or the average closing price of the shares for the five business days immediately preceding the date of grant or the nominal value of the share of the Company.

The following tables disclose details of the Company's share options held by employees (including directors) of the Company and movements in such holdings during the year:

2003 Share Option Scheme

Date of grant	Exercisable period	Exercise price	Number of share options granted during the year and outstanding at 3.31.2004
		HK$	
Directors			
2.23.2004	2.23.2004 to 2.22.2006	3.415	6,400,000
Employees			
2.23.2004	2.23.2004 to 2.22.2006	3.415	6,400,000
			12,800,000

2001 Share Option Scheme

			Number of share options			
Date of grant	Exercisable period	Exercise price	Outstanding at 4.1.2003	Exercised during the year	Cancelled/ lapsed during the year	Outstanding at 3.31.2004
		HK$				
Directors						
8.31.2001	8.31.2001 to 8.30.2006	2.9888	11,500,000	(1,750,000)	(750,000)	9,000,000
Employees						
8.31.2001	8.31.2001 to 8.30.2006	2.9888	4,500,000	(3,000,000)	(1,500,000)	–
			16,000,000	(4,750,000)	(2,250,000)	9,000,000

The share options were exercised on January 15, 2004. The closing price of the Company's share immediately before the date of exercise was of HK$2.80.

			Number of share options		
Date of grant	Exercisable period	Exercise price	Outstanding at 4.1.2002	Adjustment due to consolidation of the Company's shares	Outstanding at 3.31.2003
		HK$			
Directors					
8.31.2001	8.31.2001 to 8.30.2006	2.9888	460,000,000	(448,500,000)	11,500,000
Employees					
8.31.2001	8.31.2001 to 8.30.2006	2.9888	180,000,000	(175,500,000)	4,500,000
			640,000,000	(624,000,000)	16,000,000

Total consideration received during the year from the directors and employees for taking up the options granted is HK$13 (2003: Nil).

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recognized in the consolidated income statement in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapsed or are cancelled prior to their exercise date are deleted from the register of outstanding options.

38. RETIREMENT BENEFITS SCHEMES

The Group operates a Mandatory Provident Fund ("MPF") scheme for qualifying employees of the Company and its subsidiaries in Hong Kong. The assets of the MPF scheme are held separately from those of the Group, in funds under the control of trustees. The Group contributes 5% of relevant payroll costs to the scheme, which contribution is matched by employees.

The Group also operates various retirement benefit schemes for qualifying employees of its overseas subsidiaries, including subsidiaries in the United Kingdom, United States of America and Singapore. The assets of the retirement benefit schemes are held separately from those of the Group, in funds under control of trustees. The Group contributes 4% to 10% of the relevant payroll costs to the schemes, which contribution is matched by employees.

The Group's employees who are employed by subsidiaries in the PRC are members of the state-managed retirement benefit scheme operated by the PRC government. These subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

39. PLEDGE OF ASSETS

At the balance sheet date, the following assets were pledged by the Group and the Company to secure banking and other financing facilities:

	The Group		The Company	
	2004	**2003**	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade and other receivables	217,420	174,431	–	–
Listed securities of an associate	75,199	59,148	–	–
Inventories	93,180	39,162	–	–
Land and buildings	12,392	30,818	–	–
Investments in securities	813	944	813	944
Bank deposits	–	19,226	–	–
	399,004	323,729	813	944

40. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

During the year, the Group had significant transactions with the following related parties, together with balances with them as at the balance sheet date, details of which are as follows:

	2004	**2003**
	HK$'000	*HK$'000*
Substantial shareholder and its associates:		
Interest paid and payable by the Group *(note a)*	12,263	9,857
Interest received and receivable by the Group *(note a)*	3,015	4,789
Management fee income *(note d)*	1,182	5,256
Acquisition of property, plant and equipment *(note d)*	13	3,000
Balances due by the Group at end of the year *(note a)*	168,368	168,339
Balances due to the Group at end of the year *(note a)*	149,333	71,793
Loans advanced by the Group during the year *(note a)*	140,541	224,875
Loans (repaid by) advanced to the Group during the year *(note a)*	(15,667)	172,000
Associates:		
Loans (repaid to) advanced by the Group during the year *(note a)*	(41,173)	6,400
Management fee income *(note d)*	6,677	9,336
Interest received and receivable by the Group *(note a)*	1,507	639
Rental expenses *(note c)*	1,347	2,524
Purchase of finished goods *(note b)*	–	76,894
Sales of finished goods *(note b)*	–	3,566

Details of balances with associates at the balance sheet date are set out in note 20.

Notes:

a. The loans advanced to/by and the balances due by/to the Group are unsecured, bear interest at prevailing market rates and repayable in accordance with the respective loan agreements, if any.

b. The transactions were carried out at cost plus a percentage profit mark-up.

c. The transactions were carried out at terms by reference to market prices of similar transactions.

d. The transactions were determined based on terms mutually agreed by the parties concerned.

In addition, certain banking and other facilities of the Group were secured by personal guarantee from a director of the Company, to the extent of HK$6,441,000 (2003: HK$6,306,000).

Save as disclosed above, there were no other significant transactions with related parties during the year or no significant balances with them at the balance sheet date.

41. PARTICULARS OF PRINCIPAL SUBSIDIARIES AND ASSOCIATES

Details of the Company's principal subsidiaries at March 31, 2004 are as follows:

Name of subsidiary	Place of incorporation or registration/ operation	Issued and fully paid share capital or contributed capital	Percentage of issued share capital/registered capital held by the Company	Percentage of issued share capital/registered capital held by subsidiaries	Equity interest held by the Group	Principal activities
			%	%	%	
Cyber Business Network (Singapore) Pte Ltd	Singapore	S$4,444,445	–	54	54	Development of information technology and e-business consulting
Hanny Magnetics (B.V.I.) Limited	The British Virgin Islands ("B.V.I.")	HK$40,000,000 ordinary shares	100	–	100	Investment holding
		HK$8,000,000 preference shares			–	
Hanny Magnetics Limited	Hong Kong	HK$1,100,000,200 ordinary shares	–	100	100	Investment holding and trading in and marketing of computer media products and related peripherals and accessories
		HK$6,000,000 5% non-voting deferred shares *(note a)*			–	
Hanny Magnetics (Zhuhai) Limited *(note b)*	PRC	HK$686,072,148	–	100	100	Manufacturing of magnetic media products
Memorex Canada Ltd.	Canada	CAD2	–	67.08	43.60	Trading in and distribution of computer media products and audio and video products
Memorex International Inc.	B.V.I./ United States of America ("U.S.A.")	US$1,000,000	–	67.08	43.60	Investment holding and holding of trademarks licenses

Name of subsidiary	Place of incorporation or registration/ operation	Issued and fully paid share capital or contributed capital	Percentage of issued share capital/registered capital held by the Company %	sub-sidiaries %	Equity interest held by the Group %	Principal activities
Memorex Products Europe Limited	United Kingdom	GBP2	–	67.08	43.60	Trading in and distribution of computer media products and audio and video products
Memorex Products, Inc.	U.S.A.	US$79,001,000	–	67.08	43.60	Trading in and distribution of computer media products and audio and video products
Memorex Holdings Limited	Bermuda	US$100,000	–	65	65	Investment holding
Zhuhai Hanny Property Investment Limited	B.V.I.	US$1	–	100	100	Holding of land development project held for resale
Rich Life Holdings Pte Limited	Singapore	S$2	–	100	100	Investment holding
Well Orient Limited	Hong Kong	HK$2	–	100	100	Investment holding
Ultimate Strategy Limited	B.V.I.	US$1	–	100	100	Investment holding

Notes:

a. The holders of the 5% non-voting deferred shares are not entitled to receive notice of or to attend or vote at any general meetings of the company. The non-voting deferred shares practically carry no rights to dividends or to participate in any distribution on winding up.

b. The company is registered in the form of wholly-owned foreign investment enterprise.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

Details of the Group's principal associates which were all held indirectly by the Company at March 31, 2004 are as follows:

Name of associate	Form of business structure	Place of incorporation/ operation	Proportion of equity interest attributable to the Group %	Principal activities
China Strategic Holdings Limited	Corporate	Hong Kong	29.36	Investment holding
PSC Corporation Ltd. (formerly known as "Provisions Suppliers Corporation Limited")	Corporate	Singapore	27.45	Supply of household consumer product

The above tables list the subsidiaries and associates of the Group which, in the opinion of the directors, principally affected the results of the Group for the year or formed a substantial portion of the net assets of the Group at the end of the year. To give details of other subsidiaries and associates would, in the opinion of the directors, result in particulars of excessive length."

(ii) **Management discussion and analysis**

(a) ***For the year ended 31st March, 2004:***

Set out below is the management discussion and analysis of the Group's results and financials extracted from the annual report of the Company for the year ended 31st March, 2004:

*"**Results And Financial Review***

Results

For the year ended March 31, 2004, the Group's audited consolidated profit before minority interests was HK$93.8 million (2003: loss of HK$606.5 million, as restated), which comprised profit from operations of HK$228.8 million (2003: loss of HK$315.6 million), finance costs of HK$26.4 million (2003: HK$31.7 million), net gain on disposal of subsidiaries and associates of HK$10.4 million (2003: Nil), amortization of goodwill arising on acquisition of associates of HK$17.7 million (2003: HK$6.6 million), share of net losses of associates of HK$73.5 million (2003: HK$32.4 million) and taxation of HK$27.8 million (2003: HK$36.0 million, as restated). Impairment loss on goodwill arising on acquisition of an associate of HK$104.6 million and allowance for loan to associates of HK$79.6 million included in last year did not recur for the year ended March 31, 2004.

Segment Results

For trading of computer related products, segment turnover amounted to HK$3,737.3 million, increased by HK$762.1 million (25.6%) and segment result recorded HK$206.7 million, increased by HK$108.8 million (111.2%).

For trading of consumer electronic products, segment turnover amounted to HK$1,237.7 million, increased by HK$128.1 million (11.5%) and segment result recorded HK$21.9 million, increased by HK$1.7 million (8.4%).

For trading of securities, segment turnover amounted to HK$34.9 million, decreased by HK$43.1 million (55.2%) and segment result turned around to profit of HK$20.8 million from loss of HK$110.4 million.

This year, the Group still enjoyed significant growth without lowering gross profit margin. This sales growth was due to our persistent efforts to control cost on inventory pricing, our strong and extensive business network worldwide and promotional efforts made. In the wake of the gradual economic recovery from this year, the Group results turned around into profits.

Liquidity

Net bank and cash balances at March 31, 2004 decreased to HK$141.1 million (2003: HK$221.4 million which accounted for 9.8% (2003: 15.9%, as restated) of the net tangible asset value of the Group. The cash was mainly used for daily operations and purchase of inventories in response to the improved sales performance during the year. The current ratio of the Group at March 31, 2004 was 1.39 (2003: 1.40).

Financial Review

The net current assets of the Group at March 31, 2004 increased by HK$168.4 million (35.3%) to HK$645.8 million (2003: HK$477.4 million).

Such increase was mainly attributable to the increase in inventory level of the subsidiaries in the United States and United Kingdom, from HK$505.2 million as at March 31, 2003 to HK$877.4 million as at March 31, 2004, as the management foresees an increasing sales trend in the coming years. In addition, market prices of products such as DVD and CDR boosted up owing to the decrease in supply. Therefore, the Company made bulk purchase so as to bargain for favourable prices.

Trade and other receivables increased from HK$486.6 million as at March 31, 2003 to HK$738.8 million as at March 31, 2004. Debtors turnover day increased from 35 days in 2003 to 50 days in current year. Owing to the increasing demand of DVD, turnover of such product increased at the end of the year leading to the increase in trade receivable balance at year end.

Trade and other payables increased from HK$890.6 million as at March 31, 2003 to HK$1,272.3 million as at March 31, 2004. Creditors turnover day remained steady from 75 days in 2003 to 78 days in current year. The Company was able to maintain a stable credit period by having established a long-term relationship with its major suppliers and making bulk purchases during the year.

At March 31, 2004, total borrowings of the Group amounted to HK$384.2 million (2003: HK$445.0 million), of which HK$10.8 million (2003: HK$177.0 million) were not repayable within one year. The borrowings included bank borrowings of HK$205.7 million (2003: HK$237.5 million), other loans of HK$151.3 million (2003: HK$180.0 million), overdrafts of HK$23.3 million (2003: HK$22.4 million), obligations under finance leases of HK$1.5 million (2003: HK$2.7 million) and amount due to a minority shareholder of HK$2.4 million (2003: HK$2.4 million). The drop in borrowings was due to the repayment of bank and other loans during the year to lower the finance costs.

Interests in associates

At March 31, 2004, interests in associates amounted to HK$906.4 million (2003: HK$271.4 million), represented share of net assets of HK$617.5 million (2003: HK$172.3 million), goodwill on acquisition of an associate of HK$256.6 million (2003: HK$65.5 million), loans to associates of HK$1.4 million (2003: HK$7.7 million) and amounts due therefrom of HK$30.9 million (2003: HK$25.9 million). The substantial increase in balance was mainly due to the further acquisition of an associate which was classified as investment in securities as at March 31, 2003, resulting in the increase in share of net assets and goodwill.

Pledge of assets

At March 31, 2004, certain assets of the Group amounted to HK$399.0 million (2003: HK$323.7 million) were pledged to banks and financial institution for loans' facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at March 31, 2004 was slightly reduced to 20.5% (2003: 25.7%, as restated).

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts. However, the recent weakening of the United States Dollars against other foreign currencies (especially Canadian Dollars and Great British Pounds) would bring about certain exchange gains to the Canadian and European subsidiaries so far. Because of the possible rebound of the United States Dollars, the Group will consider entering into hedging contracts to eliminate exposure to downside risks, whenever the Group and the concerned foreign subsidiaries think fit.

Contingent liabilities

At March 31, 2004, the Group has no contingent liabilities in relation to guarantees given to banks and other financial institutions for facilities granted to an outsider. At March 31, 2003, the extent of such facilities was HK$11.7 million.

Employees and remuneration policies

At March 31, 2004, there were approximately 700 staff (2003: 800) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to be reviewed every year. The Group also provided employees training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options were awarded to employees on merit basis and some share options were granted during the year.

Business and Corporate Developments

Acquisition of shares in China Strategic Holdings Limited ("CSHL")

At March 31, 2003, an amount of approximately HK$698.4 million included in investments in securities represented the Group's 14.55% equity interest in CSHL which is a listed company in Hong Kong. In September 2003, the Group acquired an additional interest of 16.65% in CSHL for a consideration of approximately HK$19.3 million. Accordingly, the investment in CSHL was increased to 31.20% and it was reclassified from investments in securities to interests in associates. Details shall refer to the circular of the Company dated July 29, 2003. As at the date of this report, the Group's shareholding in CSHL was 29.36%.

Disposal of Shares in Memorex Holdings Limited ("Memorex Holdings")

On October 25, 2003, the Group entered into a sale and purchase agreement (the "Agreement") with Global Media Limited (the "Purchaser"), a subsidiary of Investor Capital Partners – Asia Fund. Investor Capital Partners – Asia Fund is a private equity fund advised by Investor Asia Limited, a wholly-owned subsidiary of Investor AB, which in turn is listed on the Stockholm Stock Exchange and is Sweden's largest investment holding company with a market capitalization of over US$6 billion. Pursuant to the Agreement, the Purchaser agreed to acquire and the Group agreed to dispose of 35% of the issued share capital in Memorex Holdings (which, following a reorganization, would represent an attributable interest of approximately 23.5% in Memorex International Inc., a non-wholly owned subsidiary of the Group), for an aggregate cash consideration of approximately US$39.9 million (equivalent to HK$311.2 million).

In addition, the Purchaser has a call option whereby it may purchase an additional 20% interest in Memorex Holdings from the Group, exercisable in whole or in part at any time within three years from the date of the completion, at an exercise price equal to the aggregate of: (i) US$26.9 million (equivalent to HK$209.8 million); and (ii) the amount which represents 20% of the consolidated retained profits of Memorex Holdings which may be accumulated from the date of the completion to the last date of the quarter preceding the exercise of the call option.

In the 30 day period after the third anniversary of the date of the completion, the Purchaser has a partial exit right whereby it may require the Group to purchase 17.5% of the issued share capital of Memorex Holdings, at the same price per share at which the Purchaser acquired its 35% interest in Memorex Holdings at the date of the completion.

Details of these transactions are set out in the circular of the Company dated November 18, 2003.

Acquisition of Dysan and Precision trademarks

In November 2003, the Group completed the purchase of the trademarks DYSAN and PRECISION at a consideration of HK$190 million. The acquisition of these brandnames enables the Group to further build on its intellectual property portfolio. Leveraging our established sales, marketing and distribution network for the Memorex® brand, the Group intends to expand its product offerings for Dysan and Precision branded products to target the different markets and end-users.

Acquisition of a land development project known as 珠海錦興產業園

In December 2003, an indirect wholly-owned subsidiary of the Group entered into an agreement for acquisition of the entire interest in a company which had a co-operation agreement entered into an independent third party for the joint development of certain land located at Doumen District, Zhuhai City of the People's Republic of China (「珠海錦興產業園」). As at March 31, 2004, a total of approximately HK$155.4 million was paid for obtaining certain parts of the land use right for land development, site formation and the exclusive development right to the 珠海錦興產業園.

Placing and Subscription of Shares

On January 28, 2004, ITC Corporation Limited ("ITC"), a substantial shareholder of the Company, entered into a placing and subscription agreement with the placing agent and the Company pursuant to which ITC agreed to place 21,500,000 shares at the price of HK$4.00 per share to not less than six placees who were independent third parties procured by the placing agent and ITC would subscribe for 21,500,000 new shares at the same price of HK$4.00 per share. Please refer to the Company's announcement of January 28, 2004 for details of such placing and subscription."

(b) For the year ended 31st March, 2003:

Set out below is the management discussion and analysis of the Group's results and financials extracted from the annual report of the Company for the year ended 31st March, 2003:

"Results and Financial Review

Results

For the year ended March 31, 2003, the Group's audited consolidated loss before minority interests was HK$606.2 million (2002: HK$77.7 million), which was mainly composed of net gain from trading of computer related and consumer electronic products before other operating expenses of HK$118.2 million (2002: HK$117.2 million), realized and unrealized holding loss on other investments of HK$110.4 million (2002: HK$120.5 million), impairment loss on investment securities and goodwill arising on acquisition of an associate of HK$427.9 million (2002: HK$15.7 million), finance costs of HK$31.7 million (2002: HK$58.1 million), net loss from gain on disposal of subsidiaries and associates and loss on allowance for loans to associates of HK$79.6 million (2002: gain of HK$5.6 million), share of net losses of associates of HK$32.4 million (2002: HK$3.5 million), amortization of goodwill arising on acquisition of an associate of HK$6.6 million (2002: Nil) and taxation of HK$35.8 million (2002: HK$2.7 million).

Turnover from trading of computer and consumer related products amounted to HK$4,084.8 million, increased by approximately 10.1% whereas that from securities was HK$78.0 million, decreased by 88.2%. The former growth raised gross profit of products trading by 30.4% but the loss of security trading dragged down the overall increase in gross profit to only 12.3%.

In respect of Memorex® trading business, it still enjoyed moderate growth despite the global deflation trend. This sales growth was due to our tight cost control on inventory pricing and promotional efforts made. On the other hand, the continuous slump of stock market further deteriorated the value of the Group's securities' portfolio, causing a tremendous loss on realized and unrealized securities and impairment loss on other unlisted securities.

Liquidity

Net cash balances at March 31, 2003 stood at HK$221.4 million (2002: HK$233.1 million) accounted for 16.8% (2002: 11.1%) of the net tangible asset value of the Group. The current ratio (current assets/current liabilities) of the Group at March 31, 2003 was 1.40 (2002: 1.56). Such decline was mainly attributed to the fund used for acquisition of an associate during the year.

At March 31, 2003, total borrowings of the Group amounted to HK$445.0 million (2002: HK$656.8 million), of which HK$177.0 million (2002: HK$11.0 million) were not repayable within one year. The borrowings included bank borrowings of HK$237.5 million (2002: HK$278.2 million), other loans of HK$180.0 million (2002: HK$297.0 million), overdrafts of HK$22.4 million (2002: HK$76.1 million), obligations under finance leases of HK$2.7 million (2002: HK$3.1 million) and amount due to a minority shareholder of HK$2.4 million (2002: HK$2.4 million). The significant drop in borrowings was due to the repayment of other loans during the year to lower the finance costs.

Pledge of assets

At March 31, 2003, certain assets of the Group amounted to HK$323.7 million (2002: HK$306.2 million) were pledged to banks and financial institution for loans' facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at March 31, 2003 was slightly reduced to 25.8% (2002: 29.2%).

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and U.S. Dollars. Yet some balances are recorded in British Pound or Euro Dollars. With the persistent depreciation of U.S. Dollars, certain exchange difference was resulted from translation. The Group will monitor more closely on such exchange rate fluctuations and take appropriate steps to cover its foreign currency exposures.

Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts.

Contingent liabilities

The Group's total contingent liabilities at March 31, 2003 was HK$11.7 million (2002: HK$9.4 million), in relation to guarantees given to a bank for facilities to a subsidiary. In addition, there were no margin clients' securities (2002: HK$516.8 million) pledged to a bank to secure general banking facilities for a subsidiary.

Employees and remuneration policies

As at March 31, 2003, there were approximately 800 staff (2002: 1,000) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to be reviewed every year. The Group also provided employees training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options were awarded to employees on merit basis and no share options were granted during the year.

Business And Operations Review

Trading operations

During the year, Memorex® made significant achievements throughout the U.S., Europe and Canada despite the unfavorable global trading climate.

In the U.S., Memorex® once again maintained its leading market position in optical media for CD-R and successfully achieved the number one position for DVD. The Company shipped over 600 million CD-Rs last year to the U.S. customers. With the launch of new products such as a complete line of DVD recordable drives and USB flash drives this year, the Group anticipates strong growth in revenue during the coming year. Besides improving turnover, the U.S. operations also made efforts to improve customer service. To cater to the needs of its customers, it opened a third distribution center in Memphis, Tennessee to expand its logistics network. In addition, it plans to relocate the distribution center in Los Angeles to a new larger facility in year 2004.

The results in Europe are encouraging. During the year, our European operations continued to focus on gaining market shares. In the Dysan® business segment, turnover increased by 78% over the previous year. Part of this increase was due to a tripling in sales volumes for CD-R media. The Group expects a 60% growth in the Dysan® business segment next year as it continues to develop its core markets in Eastern Europe, Russia and South Africa and is developing new business through specialist consumable companies.

For the Memorex® business segment, the highlight for the year included gaining market shares in excess of 20% in Sweden, Turkey and Ireland, making Memorex® one of the top European brands in computer related products. During the year, the Group decided to consolidate its operations by withdrawing from the hardware market, which is characterized by volatile pricing and unpredictable margins. This strategic decision resulted in a more stable and controlled business for the Group. In addition, the German office was closed to streamline our cost base.

The brand position in Europe has been further strengthened by focusing on new channels such as independent specialists, such as photo and travel outlets, IT specialists and mass merchants. In addition, a range of customer specific promotional activities was introduced which have been very well received. Implementation of these strategies means that Memorex® Europe moves forward into the next year assured of even greater success with strong and improved margins and profitability.

In Canada, sales of Memorex® products increased by 20% from the previous year. The Group maintained its leading position in sales of video tape, audio tape and floppy diskettes. Furthermore, sales of Memorex® CD-R media reached number 2 in Canada last year. During the year, the Group appointed a very strong supplier for the new battery line and envisages that the sales will increase dramatically in the coming years.

Acquisitions And Dispositions

Acquisition of shares in China Strategic Holdings Limited

On July 8, 2003, the respective boards of directors of the Company, Paul Y. - ITC Construction Holdings Limited ("Paul Y. - ITC"), ITC Corporation Limited ("ITC") and China Strategic Holdings Limited ("CSHL") jointly announced that Well Orient Limited and Calisan Development Limited each being an indirect wholly owned subsidiary of the Company and Paul Y. - ITC respectively (collectively the "Offerors"), through Kingsway SW Securities Limited ("Kingsway"), will make a voluntary conditional cash offer ("Offer") at the price of HK$0.10 for each share of CSHL ("China Strategic Share") and HK$0.001 for each warrant of CSHL ("China Strategic Warrant"), other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding share options granted by CSHL under the share option scheme adopted on July 20, 1992 ("China Strategic Option") at HK$0.001 per China Strategic Option.

The China Strategic Shares and China Strategic Warrants to be acquired by Kingsway, on behalf of the Offerors, during the Offer will be distributed to the Offerors in equal proportion. The Offer is conditional upon the Offerors having received acceptances in respect of voting rights attached to China Strategic Shares which, together with any voting rights acquired or agreed to be acquired before or during the Offer, will result in the Offerors and any parties acting in concert with them in aggregate holding more than 50% of the voting rights attaching to the China Strategic Shares.

After the purchase on July 9, 2003, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing approximately 35.16% of the issued share capital of CSHL, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of The Hong Kong Code on Takeovers and Mergers.

The Offerors have notified CSHL that, to make the offer price for each China Strategic Share under the Offer more attractive to the shareholders of CSHL, the offer price for each China Strategic Share under the Offer is to be increased from HK$0.1 to HK$0.139, representing an increase of 39%. The Offer will be adjusted accordingly. Save for the above, no other changes to the Offer are currently being made.

The Offerors have also informed CSHL that Kingsway, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares at a price of no more than HK$0.139 per China Strategic Share until the end of offer period.

Please refer to the joint announcements published on July 9, 2003 and July 22, 2003 respectively for details.

Disposal of shares in Leadership Publishing Group Limited ("Leadership Publishing", formerly known as Sing Pao Media Group Limited)

On November 23, 2002, Genius Ideas Limited (an indirect wholly-owned subsidiary of the Company) with other vendors entered into a conditional sale and purchase agreement with Sun Media Group Holdings Limited ("Sun Media") (the "Sale and Purchase Agreement") whereby Genius Ideas Limited agreed to sell 79,470,000 shares and warrants in the aggregate amount of HK$16,329,000 in Leadership Publishing to Sun Media. On completion of the Sale and Purchase Agreement, Genius Ideas Limited has entered into the following agreements:–

(i) a deed of settlement with Leadership Publishing, Sing Pao Newspaper Company Limited and other vendors under which Genius Ideas Limited agreed to waive approximately HK$10,821,000 so as to reduce the total indebtedness to HK$14,694,000 (the "Reduced Loan"). The Reduced Loan together with interest thereon, shall only be due and repayment on the date ("Payment Date") falling on the expiry of 30 calendar months after the year end of any financial year of Leadership Publishing after the completion in respect of which Leadership Publishing has generated profits after taxation in its audited accounts, provided the relevant Payment Date shall not fall after the twentieth anniversary of the date of completion; and

(ii) a deed of assignment with Leadership Publishing, Sing Pao Newspaper Company Limited and Sun Media (or its nominee) to give effect to the assignment of HK$9,796,000 being part of the Reduced Loan to Sun Media (or its nominee). The consideration of such assignment will be satisfied by the issue and allotment of 97,960,000 new ordinary shares of HK$0.02 each in the capital of Sun Media at the expiry of 2 calendar years from the date of completion of the Sale and Purchase Agreement at an issue price of HK$0.10 per share (subject to adjustment).

Capital Reorganization

In March 2003, the Company completed capital reorganization. Upon such reorganization, the par value of each issued and unissued shares of the Company was effectively reduced to HK$0.01 per share. The paid up share capital was reduced from HK$160,303,202.95 to HK$1,603,032.02 and the authorized share capital was reduced from HK$650 million to HK$200 million by cancellation of 45,000 million unissued reorganized shares. Please refer to the circular of the Company dated February 21, 2003 for details.

Outlook

The results of our core business for fiscal year 2002/2003 continued to be encouraging amidst the current economic environment. The economies worldwide and locally have experienced a number of turbulent events in recent years. These events have gradually culminated to cause the unfavorable trading climates we are facing today. The Asian financial crisis in 1997 was followed by a global decline in financial stock markets as result of the crash of certain speculative high technology players. Soon, the growth and continuous spread of terrorism led to the destructive 911 attack in the U.S. in 2001. The recent U.S. invasion against Iraq and the outbreak of infectious diseases such as birds' flu and SARS also caused uneasiness in financial markets around the world. These factors, coupled with heightened financial and securities reporting requirements created to combat corporate misconduct in the U.S. (as a

result of corporate scandals from Enron and Worldcom etc.), have caused difficult and challenging business environments for companies worldwide. Under such circumstances, the Group, without exception, has been adjusting on certain investments in securities in line with the significant decline in fair value.

Despite these unfavorable circumstances, the Group is very proud of its core Memorex® trading business, which, through the implementation of sound strategies, has been able to weather the economic storms. The Group witnessed continuous and satisfactory growth in both market share and revenue this year. Notwithstanding this growth, the Group recognizes that to overcome the hurdles before us, the Group will need to adjust its management and business policies. For its investment portfolio, the Group intends to divest those investments with negative to zero cash flows as far as practicable and look for investments with stable growth and cash flows, similar to Provisions Suppliers Corporation Limited which the Group acquired in 2002.

Looking forward, the Company envisages continuous profit contribution to the Group from its core business and will keep pursuing its dominant dual business strategy towards geographic expansion of Asian markets and innovation in products. Notwithstanding the worldwide economic uncertainties, the Company is confident that our business will turn around from the dark time to a gleaming future with our solid and profit-making core business and adoption of new business plans."

(c) ***For the year ended 31st March, 2002:***

Set out below is the management discussion and analysis of the Group's results and financials extracted from the annual report of the Company for the year ended 31st March, 2002:

"Results And Financial Review

Results

In the year ended March 31, 2002, the Group's audited consolidated loss before minority interests was HK$77.7 million (2001: HK$597.0 million), which was mainly composed of net profit from operations before other operating expenses of HK$165.9 million (2001: HK$73.5 million), net gain on disposal of certain interests in subsidiaries and associates of HK$5.6 million (2001: HK$245.1 million), unrealized holding loss on other investments and impairment loss on investment securities and goodwill of HK$184.9 million (2001: HK$751.2 million), finance costs of HK$58.1 million (2001: HK$111.4 million), share of net losses of associates of HK$3.5 million (2001: HK$30.1 million) and taxation of HK$2.7 million (2001: HK$22.9 million).

Turnover from trading computer and consumer related products as well as securities increased by approximately 10.1% and 193.5% respectively. Such growth raised gross profit of products trading by around 17.8% and turned the loss of securities trading into gain, contributing to the increase of overall gross profit by around 26.5%. The considerable increase, which was brought about by tighter cost control and shift of more profitable products sales, was a significant achievement amid sluggish economy in recent years.

In respect of the net realized gain on securities trading, it was primarily due to a single disposal of 4,556,976 common shares in the capital of Oxford Properties Group Inc. ("Oxford") in October 2001. Despite this, the Group has made great provisions for the unrealized holding loss on other investments and impairment loss on investment securities under the persistent poor investment environment, eroding the profit from products trading. Yet, with the emerging sign of economy recovery from the early 2002, the Group has great potential of realizing profit from sales of securities in future.

Liquidity

Net cash balances at March 31, 2002 stood at HK$233.1 million (2001: HK$546.2 million), accounted for 11.1% (2001: 27.3%) of the net tangible asset value of the Group. The decline in cash was corresponded to the increase in inventory level, thence preparing both the upbeat of business demand and expansion of scale of operations in the coming year.

As at March 31, 2002, total borrowings of the Group amounted to HK$656.8 million (2001: HK$1,405.0 million), of which HK$11.0 million (2001: HK$121.9 million) were not repayable within one year. The borrowings included bank borrowings of HK$278.2 million (2001: HK$334.5 million), other loans of HK$297.0 million (2001: HK$625.8 million), overdrafts of HK$76.1 million (2001: HK$49.8 million), obligations under finance leases of HK$3.1 million (2001: HK$6.3 million) and amount due to a minority shareholder of HK$2.4 million (2001: HK$2.7 million). The significant drop in borrowings was mainly due to the repayment of convertible note of HK$385.9 million and other loans during the year in order to minimize the finance costs.

The reduction in total borrowings by utilizing cash reserves not needed for other uses was a conscious effort by the Group to reduce both its indebtedness and its interest expenses. Other than achieved a saving in interest expenses of HK$53.2 million, the current ratio (current assets/current liabilities) of the Group at March 31, 2002 was improved to 156% (2001: 132%).

Pledge of assets

As at March 31, 2002, certain assets of the Group amounted to HK$306.2 million (2001: HK$1,275.3 million) were pledged to banks and financial institutions for loans' facilities.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at March 31, 2002 was significantly reduced to 29.2% (2001: 64.8%), due to the repayment of debts after realization of other investments.

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of the borrowings are mainly referenced to LIBOR or HIBOR plus for import loans and Prime plus for bank and other loans. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts. However, the Group has been monitoring closely on exchange rate fluctuations, and is taking appropriate steps to cover especially its foreign currency exposures in accounts payable, accounts receivable and purchases of inventories, amidst the recent weakening of United States Dollars against other major foreign currencies.

Contingent liabilities

The Group's total contingent liabilities at March 31, 2002 was HK$9.4 million (2001: HK$15.7 million) in relation to guarantees given to a bank for facilities to an investee company. In addition, at March 31, 2002, certain of the margin clients' securities with an aggregate market value of HK$516,779,000 (2001: HK$372,254,000) were pledged to a bank to secure general banking facilities for a subsidiary.

Employees and remuneration policies

As at March 31, 2002, there were approximately 1,000 staff (2001: 1,100) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in various regions. They are subject to be reviewed every year. The Group also provided employees training programs, provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis and 640,000,000 share options were granted during the year.

Business and Operations Review

Trading operations

During the year, substantial progress was made across multiple fronts as the Group's strategic priorities on its primary business continued to gain momentum. Many Memorex® branded products have successfully maintained their leading market positioning.

In Europe, Memorex® has made remarkable achievements last year. Memorex® is on its path of continuous growth in turnover, customer base, product segments and profitability. With the broadening of geographic markets in Austria, Switzerland, Benelux and Eastern Europe, the European operations achieved a total turnover of US$74.1 million, representing almost a 100% increase over turnover from the previous year.

Recognized as an IT Media specialist, Memorex® succeeded in gaining a No. 2 position in the European media market for the last quarter of 2001. Memorex® is also on its way to grow and to achieve No. 1 positioning in the European CD-R market for the next year. With the launch of the 40 Maxx CD-RW drive, the BBQ 200 and the DVD + RW drive within the first quarter of 2002, the hardware side is contributing not only with high turning volumes but also with acceptable margins.

The results in Canada last year were also impressive. Despite keen competition in the optical media industry, Memorex® Canada was able to gain a significant increase in its market share for CD-R media and has a profitable year.

The Group's sale of blank video tape, blank audio tape and 3.5 floppy disc ranked No. 1 and the sale of CD-R ranked No. 3 in Canada last year. This clearly demonstrates the popularity of Memorex® products and that Memorex® has well-established goodwill for its brand name. Memorex® Canada is also expecting more than 10% growth in market sales next year.

The United States operations enjoyed healthy sales during the year. With the strong customer base, Memorex® continues to be the leading brand of optical media in the United States and maintains better than 30% share of CD-R media and nearly 50% share of DVD media.

During 2001, the United States operations doubled its CD-R unit sales from the previous year by selling over 400 million CD-Rs in the United States market. Demand for other products in the Memorex® product family also remained strong. Memorex® products are now sold in all ten of the top ten retailers in the United States.

Memorex® also strengthened its operational capability to support future growth by implementing a state of the art Enterprise Resource Planning System (SAP/R3) last year. This infrastructure integrates and automates the business process along the Group's value chain and thus allows the Group to meet the growing demands of its retailers as well as the continued expansion into new product categories.

Besides the existing broad product range, Memorex® continues to be a market innovator by developing new, promising product groups for consumers. A complete product line of batteries and rechargeable batteries as well as the first Memorex® consumer electronic devices will be launched during the second and third quarter of year 2003. These new products will penetrate the markets in Europe, Canada and the United States. With the growing popularity of DVD drives, Memorex® will also strive to attain a strong market share in this product segment. The enlarged product variety is expected to generate additional revenue for the Group and enhance its market compatibility.

Acquisitions and Dispositions

Tender of Shares in Oxford Properties Group Inc.

On August 20, 2001, the Company, together with its indirect wholly-owned subsidiaries, Gold Colt Enterprises Limited and Kurrana Limited (collectively referred to as the "Vendors") entered into an agreement (the "Agreement") with BPC Properties Ltd. (the "Offeror") and others, pursuant to which the Offeror agreed, subject to certain conditions, to make an offer (the "Offer") to all the shareholders of Oxford Properties Group Inc. ("Oxford") to acquire all the shares in the capital of Oxford held by them at an offer price of CAD$23.75 per common share. The Vendors agreed pursuant to the terms of the Agreement to tender 4,556,976 common shares in the capital of Oxford in connection with the Offeror's Offer.

The Offeror is owned by BPC Real Estate Holdings Trust and Ontario Municipal Employees Retirement System ("OMERS"), one of the largest pension plans in Canada. On October 17, 2001, Oxford and OMERS announced that the Offeror had taken up all the Oxford shares tendered pursuant to the Offer. In total, approximately 98.6% of the outstanding Oxford shares not previously owned by OMERS and the Offeror were taken up. As the Offer was accepted by holders of more than 90% of the Oxford shares that were subject to the Offer, the Offeror proceeded to exercise its statutory right to acquire the remaining Oxford shares. In connection with the Offer, the Group received approximately CAD$108.2 million (equivalent to approximately HK$537.9 million).

Further details of the Offer have been disclosed in the Company's announcement dated August 23, 2001 and the Company's circular dated September 13, 2001.

Acquisition of an interest in Provisions Suppliers Corporation Limited

Pursuant to a sale and purchase agreement dated March 19, 2002, the Group, through its wholly-owned subsidiary, acquired approximately 27.45% interests in Provisions Suppliers Corporation Limited ("PSC") for a total consideration of S$52,884,679.

PSC is listed on the Singapore Exchange Securities Trading Limited. The principal activities of PSC are those relating to the supply of household consumer products. The principal activities of its subsidiaries are those relating to investment holding, supply of agency products to supermarkets, hotels, institutions and provision shops; marketing and distribution of chemical products; supply of provisions and household products and etc.

PSC also manages a well-established network of franchise stores. PSC possesses various brand names that the Group sees as potentially invaluable when it wishes to further its business. The Group believes that with its track records in brand name management, it is able to assist PSC in the latter's brand name management business (e.g. sub-licensing and franchising) which has immense potential. Additionally, the Group believes that a closer business relationship between the two groups would have tremendous synergistic effects on rationalizing and expanding their distribution networks in different countries and in the diversification of their products. The Group also sees the shareholding in PSC as an opportunity for it to invest in a company which has a good record of steady income and dividend payments.

Outlook

Fiscal year 2001/2002 was characterized by drive and achievements for the core business of the Group despite adverse economic conditions around the world. The Group witnessed continuous growth of Memorex® products in both market share and revenue. We expect the Group will keep pursuing its dominant business strategies towards geographic expansion of markets and innovation in products.

The Group's business is further diversified by the Company's acquisition of PSC in the first quarter of 2002. Such investment is expected to contribute to the increase of the Group's revenue.

Due to the disposal of 4,556,976 common shares in the capital of Oxford during the year, the Company received the proceeds of approximately CAD$108.2 million (equivalent to approximately HK$537.9 million). Apart from repayment of borrowings, the Group intends to use the remaining proceeds for re-financing of future strategic acquisitions.

The terrorist attacks in the United States in September 2001 led to economic shock and global decline in financial markets. Many investors were affected by this market disruption and inevitably, the Group incurred losses in share investment for the past year. For the coming years, the Company envisages further growth in its core business. The Group will also continue to explore potential investment and expansion opportunities to strengthen and diversify the Group's business and hence maximize shareholders' value."

3. UNAUDITED INTERIM FINANCIAL INFORMATION

(i) Unaudited interim financial statements

The following are the condensed consolidated financial statements of the Group together with the relevant notes to the accounts extracted from the interim report of the Company for the six months ended 30th September, 2004.

"Condensed Consolidated Income Statement
For the six months ended September 30, 2004

	Notes	Six months ended September 30, 2004	2003
		HK$'000	*HK$'000*
		(Unaudited)	(Unaudited)
Turnover	*3*	2,722,355	2,392,667
Cost of sales		(2,157,771)	(1,890,090)
Gross profit		564,584	502,577
Other operating income		43,682	44,256
Distribution and selling expenses		(334,310)	(309,430)
Administrative expenses		(151,275)	(139,199)
Other operating expense		(4,948)	–
Profit from operations	*4*	117,733	98,204
Finance costs		(9,340)	(13,800)
Share of results of associates		(29,128)	(15,856)
Amortization of goodwill arising on acquisition of associates		(14,045)	(3,607)
Net loss on deemed disposals of shareholdings in associates		(11,400)	–
Profit before income tax		53,820	64,941
Income tax expense	*5*	(68,990)	(32,580)
(Loss) profit before minority interests		(15,170)	32,361
Minority interests		(9,862)	(22,299)
(Loss) profit for the period		(25,032)	10,062
Dividend	*6*	11,193	3,206
(Loss) earnings per share			
Basic	*7*	HK(13.4) cents	HK6.3 cents

Condensed Consolidated Balance Sheet
At September 30, 2004

	Notes	September 30, 2004 HK$'000 (Unaudited)	March 31, 2004 HK$'000 (Audited)
Non-current Assets			
Property, plant and equipment	8	74,713	79,503
Intangible assets		402,495	428,019
Interests in associates		847,695	906,409
Investments in securities		189,225	189,220
Long-term loan receivable		–	4,898
Deferred tax assets		12,590	35,480
		1,526,718	1,643,529
Current Assets			
Other asset		145,085	145,085
Inventories		672,762	877,409
Trade and other receivables	9	719,328	738,820
Investments in securities		130,170	132,634
Short-term loans receivable	10	230,857	208,538
Other current assets		34,440	32,861
Bank balances and cash		33,748	164,360
		1,966,390	2,299,707
Current Liabilities			
Trade and other payables	11	920,712	1,272,283
Borrowings – due within one year	12	270,618	350,127
Taxation		21,969	2,496
Other current liabilities		4,300	5,779
Bank overdrafts		24,541	23,266
		1,242,140	1,653,951
Net Current Assets		724,250	645,756
		2,250,968	2,289,285
Capital and Reserves			
Share capital		1,866	1,866
Reserves		1,825,356	1,871,315
		1,827,222	1,873,181
Minority Interests		413,290	405,157
Non-current Liabilities			
Borrowings – due after one year	12	8,001	8,383
Amount due to a minority shareholder		2,395	2,428
Deferred tax liabilities		60	136
		10,456	10,947
		2,250,968	2,289,285

Condensed Consolidated Statement of Changes in Equity
For the six months ended September 30, 2004

	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Contributed surplus HK$'000	Currency translation reserve HK$'000	Capital redemption reserves HK$'000	Other reserves HK$'000	Retained profits HK$'000	Total HK$'000
At March 31, 2003 (Audited)	1,603	–	(34,164)	1,603,329	1,406	592	–	156,801	1,729,567
Currency realignment	–	–	–	–	5,935	–	–	–	5,935
Share of reserves of associates	–	–	–	–	1,150	–	–	–	1,150
Net gain not recognized in the condensed consolidated income statement	–	–	–	–	7,085	–	–	–	7,085
Profit for the period	–	–	–	–	–	–	–	10,062	10,062
Dividend	–	–	–	–	–	–	–	(3,206)	(3,206)
At September 30, 2003 and October 1, 2003 (Unaudited)	1,603	–	(34,164)	1,603,329	8,491	592	–	163,657	1,743,508
Currency realignment	–	–	–	–	5,806	–	–	–	5,806
Share of reserves of associates	–	–	–	–	2,345	–	14,448	–	16,793
Net gain not recognized in the consolidated income statement	–	–	–	–	8,151	–	14,448	–	22,599
Issue of shares	263	99,934	–	–	–	–	–	–	100,197
Share issue expenses	–	(713)	–	–	–	–	–	–	(713)
Realized on partial disposal of shareholding in a subsidiary	–	–	12,027	–	–	–	–	–	12,027
Realized on disposal of a subsidiary	–	–	556	–	(216)	–	–	–	340
Profit for the period	–	–	–	–	–	–	–	3,238	3,238
Dividend	–	–	–	–	–	–	–	(8,015)	(8,015)
At March 31, 2004 and April 1, 2004 (Audited)	1,866	99,221	(21,581)	1,603,329	16,426	592	14,448	158,880	1,873,181
Currency realignment	–	–	–	–	(6,516)	–	–	–	(6,516)
Share of reserves of associates	–	–	–	–	(3,215)	–	(3)	–	(3,218)
Net loss not recognized in the condensed consolidated income statement	–	–	–	–	(9,731)	–	(3)	–	(9,734)
Loss for the period	–	–	–	–	–	–	–	(25,032)	(25,032)
Dividend	–	–	–	–	–	–	–	(11,193)	(11,193)
At September 30, 2004 (Unaudited)	1,866	99,221	(21,581)	1,603,329	6,695	592	14,445	122,655	1,827,222

Condensed Consolidated Cash Flow Statement
For the six months ended September 30, 2004

	Six months ended September 30,	
	2004	2003
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Net cash (used in) generated from operating activities	(8,516)	81,151
Tax paid	(25,416)	(24,680)
Net cash used in investing activities	(17,839)	(5,361)
Net cash used in financing activities	(80,126)	(63,646)
Net decrease in cash and cash equivalents	(131,897)	(12,536)
Cash and cash equivalents at beginning of the period	141,094	202,157
Effect of foreign exchange rate changes	10	752
Cash and cash equivalents at end of the period	9,207	190,373
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	33,748	212,704
Bank overdrafts	(24,541)	(22,331)
	9,207	190,373

Notes to the Condensed Consolidated Financial Statements
For the six months ended September 30, 2004

(1) BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Statement of Standard Accounting Practice No.25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

(2) PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended March 31, 2004.

(3) SEGMENT INFORMATION

Business Segments

For management purposes, the Group is currently organized into three operating divisions, namely computer related products, consumer electronic products and securities. These divisions are the bases on which the Group reports its primary segment information.

Principal activities are as follows:

Computer related products

Trading of computer related products and provision of handling services.

Consumer electronic products

Trading of consumer electronic products.

Securities

Trading of securities and financial instruments.

	Six months ended September 30, 2004			
	Computer related products	**Consumer electronic products**	**Securities**	**Consolidated**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	1,807,432	913,616	1,307	2,722,355
Segment result	96,648	14,824	10,409	121,881
Interest income				9,405
Allowances for short-term loans receivable				(3,469)
Unallocated corporate expenses				(10,084)
Profit from operations				117,733

	Six months ended September 30, 2003			
	Computer related products	**Consumer electronic products**	**Securities**	**Consolidated**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	1,616,303	746,958	29,406	2,392,667
Segment result	69,938	13,598	17,188	100,724
Interest income				11,588
Gain on disposal of investment securities				9,577
Allowances for short-term loans and interest receivable				(10,683)
Unallocated corporate expenses				(13,002)
Profit from operations				98,204

(4) PROFIT FROM OPERATIONS

Profit from operations has been arrived at after charging (crediting):

	Six months ended September 30,	
	2004	2003
	HK$'000	*HK$'000*
Allowance for bad and doubtful debts	7,198	7,087
Amortization of intangible assets (included in administrative expenses)	25,533	20,254
Depreciation and amortization of property, plant and equipment	9,032	9,532
Exchange losses	838	3,681
Gain on disposal of investment securities	–	(9,577)
Gain on trading of financial instruments	(15,100)	–
Interest income	(9,405)	(11,588)
Net realized gain on other investments	(257)	(2,145)
Net unrealized holding loss (gain) on other investments	4,948	(15,043)

(5) INCOME TAX EXPENSE

	Six months ended September 30,	
	2004	2003
	HK$'000	*HK$'000*
Current tax		
Overseas	44,812	31,387
Deferred tax		
Current period charge (credit)	22,858	(308)
Attributable to a change in tax rate in Hong Kong	–	70
	22,858	(238)
Share of tax on results of associates	1,320	1,431
	68,990	32,580

Income tax arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The deferred tax charge for the current period included a reversal of a deferred tax asset amounting to approximately HK$19.9 million of an overseas subsidiary due to a change in market conditions, thus resulting in the unpredictability of future profit streams of this subsidiary.

No provision for Hong Kong Profits Tax or overseas taxation has been made for the period in respect of certain companies of the Group because these companies either incurred tax losses for the period or had their estimated assessable profits for the period wholly absorbed by tax losses brought forward.

(6) DIVIDEND

On July 23, 2004, a dividend of HK6 cents per share was declared to shareholders as a final dividend for the year ended March 31, 2004, amounting to HK$11,193,000.

The directors do not recommend the payment of an interim dividend for the six months ended September 30, 2004 (Six months ended September 30, 2003: HK5 cents).

(7) (LOSS) EARNINGS PER SHARE

The calculation of the basic (loss) earnings per share is based on the loss for the period of HK$25,032,000 (Six months ended September 30, 2003: profit of HK$10,062,000) and on the number of shares in issue during the period of 186,553,000 shares (Six months ended September 30, 2003: weighted average number of 160,303,000 shares).

The computation of diluted loss per share for the six months ended September 30, 2004 did not assume the exercise of the Company's outstanding share options because the exercise would result in a decrease in loss per share.

The computation of diluted earnings per share for the six months ended September 30, 2003 did not assume the exercise of the Company's outstanding share options as the exercise prices of those options were higher than the average market price of the Company's shares for the period.

(8) PROPERTY, PLANT AND EQUIPMENT

During the period, the Group spent approximately HK$5.2 million on purchase of furniture, fixtures and equipment.

(9) TRADE AND OTHER RECEIVABLES

Included within trade and other receivables is trade debtors balance of HK$639.7 million (March 31, 2004: HK$685.0 million). The Group allows a credit period of 0 to 90 days to its trade customers.

The following is an aged analysis of trade debtors at the reporting date:

	September 30, 2004	**March 31, 2004**
	HK$'000	*HK$'000*
Not yet due	516,105	624,041
Overdue within one month	88,593	52,433
Overdue between one to two months	13,730	2,099
Overdue more than two months	21,228	6,452
	639,656	685,025

(10) SHORT-TERM LOANS RECEIVABLE

The amount includes a loan receivable of HK$152.9 million (March 31, 2004: HK$167.3 million) due from a related company.

(11) TRADE AND OTHER PAYABLES

Included within trade and other payables is trade creditors balance of HK$509.1 million (March 31, 2004: HK$827.6 million).

The following is an aged analysis of trade creditors at the reporting date:

	September 30, 2004	**March 31, 2004**
	HK$'000	*HK$'000*
Not yet due	373,569	445,088
Overdue within one month	84,648	116,373
Overdue between one to two months	12,761	50,321
Overdue more than two months	38,164	215,838
	509,142	827,620

(12) BORROWINGS

During the period, the Group obtained additional bank loans of approximately HK$457.5 million which bear interest at prevailing market rates and are repayable within one year. The borrowings were used for general working capital purposes. The Group also repaid bank loans of approximately HK$537.3 million.

Borrowings within one year include a loan payable of principal balance of HK$149.3 million (March 31, 2004: HK$149.3 million) due to a subsidiary of a substantial shareholder of the Company.

(13) PLEDGE OF ASSETS

At the balance sheet date, the following assets were pledged by the Group to secure banking and other financing facilities:

	September 30, 2004	**March 31, 2004**
	HK$'000	*HK$'000*
Trade and other receivables	220,146	217,420
Inventories	90,854	93,180
Listed securities of an associate	81,147	75,199
Land and buildings	12,403	12,392
Investments in securities	608	813
	405,158	399,004

(14) TRANSACTIONS WITH RELATED PARTIES

During the period, the Group had the following significant related party transactions:

	Six months ended September 30,	
	2004	**2003**
	HK$'000	*HK$'000*
Substantial shareholder and its associates:		
Interest paid and payable by the Group *(note a)*	5,245	6,031
Interest received and receivable by the Group *(note a)*	5,640	1,365
Management fee income *(note b)*	–	207
Associates:		
Interest received and receivable by the Group *(note a)*	47	1,106
Management fee income *(note b)*	1,489	3,166
Rental expenses *(note c)*	712	682

Details of balances with related parties at the balance sheet date are set out in notes 10 and 12.

Notes:

a. The loans advanced to/by and the balances due by/to the Group are unsecured, bear interest at prevailing market rates and repayable in accordance with the respective loan agreements, if any.

b. The transactions were determined based on terms mutually agreed by the parties concerned.

c. The transactions were carried out at term by reference to market prices of similar transactions.

(15) POST BALANCE SHEET EVENT

On November 23, 2004, the Company entered into a placing and subscription agreement with ITC Corporation Limited, a substantial shareholder of the Company, and a placing agent and pursuant to which the placing agent agreed to place 37,000,000 shares of HK$0.01 each of the Company at a price of HK$3.22 per share. Details are set out in the announcement dated November 23, 2004 of the Company."

(ii) Management discussion and analysis

Set out below is the management discussion and analysis of the Group's results and financials extracted from the interim report of the Company for the six months ended 30th September, 2004:

"Results And Financial Review

Results

For the six months ended September 30, 2004, the Group's unaudited consolidated loss before minority interests was HK$15.1 million (9/30/2003: profit of HK$32.4 million), which comprised profit from operations of HK$117.7 million (9/30/2003: HK$98.2 million), finance costs of HK$9.3 million (9/30/2003: HK$13.8 million), share of net losses of associates of HK$29.1 million (9/30/2003: HK$15.8 million), amortization of goodwill arising on acquisition of associates of HK$14.0 million (9/30/2003: HK$3.6 million), net loss on deemed disposals of shareholdings in associates of HK$11.4 million (9/30/2003: HK$Nil) and taxation of HK$69.0 million (9/30/2003: HK$32.6 million).

Profit from operations of HK$117.7 million (9/30/2003: HK$98.2 million) comprised EBITDA (Earnings before interest, tax, depreciation and amortization) of HK$152.2 million (9/30/2003: HK$128.0 million), depreciation of HK$9.0 million (9/30/2003: HK$9.5 million), amortization of intangible assets of HK$25.5 million (9/30/2003: HK$20.3 million). The increase in EBITDA was attributable to the trading of computer related products and consumer electronic products.

Segment results

For the six months ended September 30, 2004, the Group recorded a profit from operation of HK$117.7 million which represented a 19.8% growth from HK$98.2 million, the profit of last corresponding period.

For trading of computer related products, segment turnover amounted to HK$1,807.4 million, which increased by HK$191.1 million (11.8%). Segment profit amounted to HK$96.6 million, which increased by HK$26.7 million (38.2%).

For trading of consumer electronic products, segment turnover amounted to HK$913.6 million, which increased by HK$166.7 million (22.3%). Segment profit amounted to HK$14.8 million, which increased by HK$1.2 million (8.8%).

For trading of securities, segment turnover amounted to HK$1.3 million, which decreased by HK$28.1 million (95.6%). Segment profit amounted to HK$10.4 million, which decreased by HK$6.7 million (39.1%).

Liquidity

Net bank and cash balances at September 30, 2004 decreased significantly to HK$9.2 million (3/31/2004: HK$141.1 million) which accounted for 0.6% (3/31/2004: 9.8%) of the net tangible asset value of the Group. The substantially reduced cash balance, which was brought about by the repayment of borrowings, saved the finance costs by HK$4.5 million. The current ratio of the Group at September 30, 2004 was 1.58 (3/31/2004: 1.39).

Financial review

The net current assets of the Group at September 30, 2004 increased by HK$78.4 million (12.1%) to HK$724.2 million (3/31/2004: HK$645.8 million). Such increase was mainly attributable to the repayment of borrowings of HK$79.5 million during the period.

In March 2004, in view of the increasing sales trend and boosting market prices of products such as DVD and CDR owing to the decrease in supply, the Group made bulk purchase so as to bargain for favourable prices. As a result, the inventory level of the Group significantly increased at March 31, 2004, and is now returning to the normal level to HK$672.8 million as at September 30, 2004 (3/31/2004: HK$877.4 million).

Trade and other receivables decreased by HK$19.5 million (2.6%) to HK$719.3 million as at September 30, 2004 (3/31/2004: HK$738.8 million). Debtors turnover improved slightly from 50 days last year to 44 days in current period.

Trade and other payables decreased by HK$351.6 million (27.6%) to HK$920.7 million as at September 30, 2004 (3/31/2004: HK$1,272.3 million). Creditors turnover day decreased from 78 days last year to 44 days in current period. It was mainly due to the settlement of large amount of long overdue trade payables during the period.

At September 30, 2004, total borrowings of the Group amounted to HK$305.5 million (3/31/2004: HK$384.2 million), of which HK$10.4 million (3/31/2004: HK$10.8 million) were not repayable within one year. The borrowings included bank borrowings of HK$126.0 million (3/31/2004: HK$205.7 million), other loans of HK$151.3 million (3/31/2004: HK$151.3 million), overdrafts of HK$24.5 million (3/31/2004: HK$23.3 million), obligations under finance leases of HK$1.3 million (3/31/2004: HK$1.5 million) and amount due to a minority shareholder of HK$2.4 million (3/31/2004: HK$2.4 million). The drop in borrowings was due to the repayment of bank and other loans during the period to reduce the finance costs.

Interests in associates

At September 30, 2004, interests in associates was amounted to HK$847.7 million (3/31/2004: HK$906.4 million), which decreased by HK$58.7 million. The decrease in balance was mainly due to the share of losses of HK$29.1 million and the deemed disposals of associates during the period, resulting in an aggregate loss of HK$11.4 million.

Pledge of assets

At September 30, 2004, certain assets of the Group amounted to HK$405.2 million (3/31/2004: HK$399.0 million) were pledged to banks and financial institutions for loans' facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at September 30, 2004 was 16.7% (3/31/2004: 20.5%).

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts. However, the recent weakening of the United States Dollars against other foreign currencies (especially Canadian Dollars and Great British Pounds) would bring about certain exchange gains to the Canadian and European subsidiaries so far. Because of the possible rebound of the United States Dollars, the Group will consider entering into hedging contracts to eliminate exposure to downside risks, whenever the Group and the concerned foreign subsidiaries think fit.

Contingent liabilities

The Group had no significant contingent liabilities and capital commitments at the balance sheet date (3/31/2004: HK$Nil).

Employees and remuneration policies

At September 30, 2004, there were approximately 600 staff (3/31/2004: 800) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in various regions. They are subject to be reviewed every year. The Group also provided employees training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis and no share options were granted during the six months period.

Trading Operations Review

The Group achieved satisfactory results in its core business for the past six months.

North America

Sales of both CD and DVD media remained strong in the first half of the fiscal year. The Group is aggressively expanding its presence by adding distribution through new retail outlets such as Staples, Office Depot and MediaMKT. The Group expects to see a substantial increase in DVD volumes in the second half of the year accompanied by more stable pricing. Stronger revenue growth is projected as a results of these factors.

In the United States, according to industry trade publications, Memorex® continues to be the American market leader in DVD sales with a 28.3% share and CD sales with a 22.6% share. DVD revenues were weaker than expected due to a decline in market prices without a significant increase in volume. However, we expect to see a substantial increase in DVD volumes in the second half of the year accompanied by more stable pricing resulting in stronger revenue growth.

In Canada, Memorex® media has gained a very strong market position. There are only a handful of major outlets that cover the country from coast to coast and the Group's products can be found in Best Buy Co. Inc. ("Best Buy"), Future Shop Ltd. ("Future Shop") and Walmart Stores Inc. ("Walmart"), the top three retailers in the market. The growth of these retailers has continued to soar and the Group has also enjoyed major market share growth with them. Our distribution network to the smaller retailers is growing. The Group's products currently represent a significant part of Best Buy/ Future Shop's CDR business and DVD business. The future growth potential is very positive and with the surge in higher speed DVD media and DVD 120 video products, other distribution opportunities are expected to become available.

The CDR market in Canada for domestic brands has been falling due to the copyright levy imposed on the product. Competition for CDR sales has become extremely fierce due to the steady influx of other non domestic brands that are being blatantly sold. This has caused great concern in the market as second tier retailers use these non domestic brands to undercut the majors. The Group expects that some of the bigger retailers will add non name brands to their shelves to stay competitive. Obviously, the effect on domestic brands like Memorex® will be a reduction in sales. Although this segment has fallen quickly, the Group believes that since CDR is a mature category, the overall impact of this change will be offset by rising DVD sales expected in the future.

Europe

In Europe, Memorex® achieved a number three market share position with 6.9% in DVD and a number four market share position in CDR with 5.0%. The Group has continued the successful strategy of supplying key retailers on a direct basis and has more than doubled the number of customers now supplied directly. Even though the DVD market suffered severe price erosion during this period and market growth was not as predicted, Memorex® still increased unit sales by 25% and turnover by 10% in comparison to the corresponding period in last year. Operating costs have been controlled and are running at the same level as the previous year.

Asia

In Asia, the Group recorded a small profit in the first half of the fiscal year. Japan market situation is so tough especially on the electronics business and hence sales have been a bit under than expected. Nevertheless, with tighten control on costs and better sourcing, we were able to maintain our profitability as planned. Due to the on-going increase on media costs, sales did not increase substantially for the past six months but with better marketing strategy, we expect sales can pick up again in 2005. Singapore has been growing steadily but we expected that its business will even be better for the second half of the year. For other regions, we have signed the distributorship agreements with several reputable distributors in respect with Taiwan and New Zealand in 2004, and are now in progress to appoint a Korean distributor and with that Memorex®'s Asia business will further be strengthened. In general, Asia business is growing steadily for the past six months but expected to grow rapidly in 2005 with all distributors appointed for targeted regions.

Placing And Subscription Of Shares

On November 23, 2004, ITC Corporation Limited ("ITC"), a substantial shareholder of the Company, entered into a placing and subscription agreement with the placing agent and the Company pursuant to which ITC agreed to place 37,000,000 shares at the price of HK$3.22 per share to not less than six placees who were independent third parties procured by the placing agent and ITC would subscribe for 37,000,000 new shares at the same price of HK$3.22 per share. Please refer to the Company's announcement dated November 23, 2004 for details of such placing and subscription.

Outlook

Operationally, the Group is in the process of consolidating its Canadian warehouse into its U.S. operations, which will reduce operating expenses and improve inventory management. This consolidation will be fully implemented in the third fiscal quarter. The Group is also currently reviewing its supply chain in Europe to refocus on better execution in the retail channel. Going forward, the Group will be in a very good position with the retail trade and expect to continue this trend over the next year as media categories evolve to new technologies.

Growth in the second half of financial year 2005 will also be driven by increased sales of USB flash drives which started to show signs of strong growth in late second quarter. Our introduction of alkaline batteries in both the U.S. and Europe is gaining strong distribution in the retail channel.

As the Group looks to the second half of financial year 2005 and financial year 2006, the Group envisages strong DVD revenue and unit growth along with significant growth within the USB segment. Our strategy is to position Memorex® as a leader in the USB drive segment through increased advertising and retail placement. Both of these initiatives should help drive continued revenue growth in financial year 2006."

4. STATEMENT OF INDEBTEDNESS

At the close of business on 31st March, 2005, being the latest practicable date for this statement of indebtedness prior to the printing of this circular, the Group had secured borrowings of approximately HK$136 million comprising bank loans of approximately HK$9 million, trust receipt loans of approximately HK$73 million, share margin financing loans of approximately HK$7 million and bank overdrafts of approximately HK$47 million, unsecured other borrowings of approximately HK$151 million and obligation under finance lease of approximately HK$0.5 million.

The secured borrowings are secured by certain of the Group's assets of approximately HK$228 million.

Save as aforesaid and apart from intra-group liabilities, the Group did not have outstanding at the close of business on 31st March, 2005 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptable credits, debentures, mortgages, charges, finance lease commitments, guarantees or other material contingent liabilities.

The Directors confirmed that there had been no material change in the indebtedness position and contingent liabilities of the Group since 31st March, 2005.

5. WORKING CAPITAL

Taking into account the Group's internal resources and present available banking facilities and in the absence of unforeseen circumstances, the Directors are of the opinion that the Group will have sufficient working capital to meet its requirement for the next 12 months.

6. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st March, 2004 (being the date to which the latest published audited accounts of the Company were made up) up to and including the Latest Practicable Date.

1. FINANCIAL SUMMARY

Set out below is the summary of the financial information of the CTH Group extracted from the relevant annual reports of CTH:

	Year ended 31st March,		
	2002	**2003**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
RESULTS			
Turnover	44,625	41,276	63,514
Loss before taxation	(60,791)	(65,332)	(37,791)
Taxation	(7,614)	–	–
Loss before minority interests	(68,405)	(65,332)	(37,791)
Minority interests	(9,386)	(13,776)	(8,179)
Loss for the year	(59,019)	(51,556)	(29,612)

	At 31st March,		
	2002	**2003**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
NET ASSETS			
Total assets	362,440	348,878	232,261
Total liabilities	(194,244)	(193,078)	(102,085)
Minority interests	2,717	1,812	–
Shareholders' funds	170,913	157,612	130,176

2. AUDITED FINANCIAL INFORMATION

(i) Audited financial statements

Set out below is the audited consolidated income statement, consolidated balance sheet, consolidated statement of changes in equity and consolidated cash flow statement of the CTH Group and the balance sheet of CTH together with the relevant notes to the financial statements as extracted from the annual report of CTH for the year ended 31st March, 2004:

"Consolidated Income Statement
For the year ended 31st March, 2004

	Notes	2004 HK$'000	2003 HK$'000
Turnover	4	63,514	41,276
Cost of sales		(55,429)	(38,742)
Allowance for properties held for sale		(6,006)	–
Gross profit		2,079	2,534
Other operating income		7,267	7,359
Unrealised holding gain (loss) on other investments		1,640	(19,583)
Doubtful debts recovered (provided)		20	(6,556)
Distribution costs		–	(85)
Administrative expenses		(11,383)	(15,328)
Deficit arising on revaluation of investment properties		(8,800)	(1,500)
Loss on disposal of investments in securities		(13,059)	(542)
Impairment loss recognised in respect of properties under development		–	(25,421)
Loss from operations	5	(22,236)	(59,122)
Finance costs	6	(15,585)	(5,156)
Loss on disposal of discontinuing operations	8	–	(713)
Gain (loss) on disposal of subsidiaries	23	30	(341)
Loss before taxation		(37,791)	(65,332)
Taxation	9	–	–
Loss before minority interests		(37,791)	(65,332)
Minority interests		(8,179)	(13,776)
Loss for the year		(29,612)	(51,556)
Loss per share (basic)	10	(25 cents)	(45 cents)

Consolidated Balance Sheet
At 31st March, 2004

	Notes	**2004** *HK$'000*	**2003** *HK$'000*
Non-current assets			
Investment properties	*11*	8,200	17,000
Property, plant and equipment	*12*	380	2,360
		8,580	19,360
Current assets			
Properties held for sale	*14*	116,846	168,306
Investments in securities	*15*	16,388	33,013
Debtors, deposits and prepayments	*16*	10,311	8,087
Bank balances and cash		80,136	120,112
		223,681	329,518
Current liabilities			
Creditors and accrued charges	*17*	7,641	14,625
Bank and other borrowings due within one year	*18*	94,444	178,453
		102,085	193,078
Net current assets		121,596	136,440
Total assets less current liabilities		130,176	155,800
Minority interests	*19*	–	(1,812)
		130,176	157,612
Capital and reserves			
Share capital	*20*	1,277	234,375
Reserves		128,899	(76,763)
		130,176	157,612

Balance Sheet
At 31st March, 2004

	Notes	**2004** *HK$'000*	**2003** *HK$'000*
Non-current assets			
Property, plant and equipment	*12*	4	4
Interests in subsidiaries	*13*	65,535	156,211
		65,539	156,215
Current assets			
Prepayment		1,393	23
Bank balances and cash		383	15
		1,776	38
Current liabilities			
Creditors and accrued charges		717	348
Unsecured other borrowings – due within one year		600	–
		1,317	348
Net current assets (liabilities)		459	(310)
		65,998	155,905
Capital and reserves			
Share capital	*20*	1,277	234,375
Reserves	*22*	64,721	(78,470)
		65,998	155,905

Consolidated Statement of Changes in Equity
For the year ended 31st March, 2004

	Share capital *HK$'000*	Share premium *HK$'000*	Capital redemption reserve *HK$'000*	Other reserve *HK$'000* *(Note)*	Special reserve *HK$'000* *(Note)*	Accumulated (deficit) profit *HK$'000*	Total *HK$'000*
At 1st April, 2002	195,375	335,744	646	–	(8,908)	(351,944)	170,913
Issue of shares	39,000	–	–	–	–	–	39,000
Expenses incurred in connection with issue of shares	–	(745)	–	–	–	–	(745)
Loss for the year	–	–	–	–	–	(51,556)	(51,556)
At 31st March, 2003	234,375	334,999	646	–	(8,908)	(403,500)	157,612
Capital reorganisation							
– capital reduction *(Note 20(1a))*	(233,203)	–	–	233,203	–	–	–
– cancellation of share premium *(Note 20(1d))*	–	(334,999)	–	334,999	–	–	–
– set-off against accumulated deficit *(Note 20(1))*	–	–	–	(535,894)	–	535,894	–
Exercise of share options	105	2,071	–	–	–	–	2,176
Loss for the year	–	–	–	–	–	(29,612)	(29,612)
At 31st March, 2004	1,277	2,071	646	32,308	(8,908)	102,782	130,176

Note:

Other reserve of the Group represents net balance from capital reduction, cancellation of share premium and set-off against the accumulated deficit pursuant to the capital reorganisation on 15th April, 2003.

The special reserve of the Group represents the difference between the nominal value of the share capital of the subsidiaries acquired and the nominal amount of the share capital of the Company issued as consideration under the group reorganisation in 1994.

Consolidated Cash Flow Statement
For the year ended 31st March, 2004

	Note	2004 HK$'000	2003 HK$'000
OPERATING ACTIVITIES			
Loss from operations		(22,236)	(59,122)
Adjustments for:			
Allowance for properties held for sale		6,006	–
Interest income		(5,720)	(6,099)
Dividend income from unlisted investments in securities		–	(244)
Depreciation and amortisation		183	288
Doubtful debts (recovered) provided		(20)	6,556
Gain on disposal of property, plant and equipment		(1,053)	(16)
Deficit arising on revaluation of investment properties		8,800	1,500
Gain on disposal of investment securities		–	(197)
Loss on disposal of other investments		13,059	542
Impairment loss recognised in respect of properties under development		–	25,421
Unrealised holding (gain) loss on other investments		(1,640)	19,583
Release of negative goodwill		(747)	–
Operating cash flows before movements in working capital		(3,368)	(11,788)
Decrease in properties held for sale		41,144	20,300
Increase in debtors, deposits and prepayments		(884)	(1,304)
(Decrease) increase in creditors and accrued charges		(5,431)	5,039
Cash generated from operations		31,461	12,247
Interest paid		(16,899)	(9,947)
Loan arrangement fees paid		(1,800)	–
NET CASH FROM OPERATING ACTIVITIES		12,762	2,300

	Note	2004 *HK$'000*	2003 *HK$'000*
INVESTING ACTIVITIES			
Proceeds from disposal of investments in securities		10,376	18,087
Interest received		5,720	6,099
Proceeds from disposal of property, plant and equipment		2,850	818
Disposal of subsidiaries/business (net of cash and cash equivalents disposed of)	*23*	10	2,137
Acquisition of investments in securities		(5,170)	(57,873)
Decrease in pledged bank deposits		–	5,000
Dividends received from unlisted investments in securities		–	244
Expenditure on properties under development		–	(39,873)
Purchase of property, plant and equipment		–	(1,039)
NET CASH FROM (USED IN) INVESTING ACTIVITIES		13,786	(66,400)
FINANCING ACTIVITIES			
New bank and other borrowings raised		59,016	32,952
New loans from minority shareholders of a subsidiary		15,309	14,681
Proceeds from issue of shares		2,176	39,000
Repayment of bank and other borrowings		(143,025)	(38,113)
Expenses paid in connection with issue of shares		–	(745)
NET CASH (USED IN) FROM FINANCING ACTIVITIES		(66,524)	47,775
NET DECREASE IN CASH AND CASH EQUIVALENTS		(39,976)	(16,325)
CASH AND CASH EQUIVALENTS AT 1ST APRIL		120,112	136,437
CASH AND CASH EQUIVALENTS AT 31ST MARCH represented bank balances and cash		80,136	120,112

Notes to the Financial Statements
For the year ended 31st March, 2004

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company. The activities of its subsidiaries are set out in note 31.

2. ADOPTION OF HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has adopted, for the first time, the revised Statement of Standard Accounting Practice ("SSAP") 12 "Income Taxes", which is one of the Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Society of Accountants ("HKSA"). The terms of HKFRS is inclusive of SSAPs and Interpretations approved by the HKSA. The principal effect of the implementation of SSAP12 (Revised) is in relation to deferred taxation. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred taxation is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. The adoption of this revised SSAP has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investment properties and certain investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition over the cost of acquisition.

Negative goodwill is presented separately in the balance sheet as a deduction from assets. To the extent that such negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed.

When a property is developed for sale, income is recognised only when the property or any portion of it contracted for sale is completed and the appropriate building occupation permit has been granted by the relevant authority.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Rental income, including rentals invoiced in advance, from properties under operating leases, is recognised on a straight line basis over the terms of the relevant lease.

Profits and losses arising on trading in securities are recognised on a trade-date basis.

Dividend income from investments is recognised when the right to receive payment has been established.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuation at the balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a surplus subsequently arises, the surplus is credited to the income statement to the extent of the deficit previously charged.

On the disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the term of the relevant lease is twenty years or less.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortisation and accumulated impairment losses.

Depreciation and amortisation are provided to write off items of property, plant and equipment, over their estimated useful lives, using the straight line method, at the following rates per annum:

Leasehold land	Over the lease terms
Buildings	4% or over the remaining terms of the relevant lease, if shorter
Furniture, fixtures and machinery	10% – 20%
Motor vehicles	10% – 20%

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are carried at fair value, with unrealised gains and losses included in net profit or loss for the year.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Net realisable value is determined by reference to estimated sales proceeds less estimated selling expenses.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

Loan arrangement fees represent expenses incurred in obtaining short-term unsecure loan facilities. Such expenses are deferred and amortised to the income statement over the repayment term of the loan on a straight line basis to provide a constant periodic rate of charge.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the profit or loss for the year.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxation profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Operating leases

Rentals payables/receivables under operating leases are charged/credited to the income statement on a straight line basis over the term of the relevant lease.

Retirement benefit costs

The pension costs charged to the income statement represent the contributions payable in the current year to the Group's Mandatory Provident Fund Scheme and defined contribution retirement scheme.

4. TURNOVER

Turnover represents the aggregate of the net amounts received and receivable from third parties and is summarised as follows:

	2004	**2003**
	HK$'000	*HK$'000*
Sale of properties	47,276	21,825
Trading of motorcycles	15,864	11,562
Rental income	374	809
Trading of air conditioning equipment and provision of engineering related services	–	7,080
	63,514	41,276

The outgoings arising from rental income was negligible in both years.

5. LOSS FROM OPERATIONS

	2004	**2003**
	HK$'000	*HK$'000*
Loss from operations has been arrived at after charging (crediting):		
Auditors' remuneration:		
– current year	653	404
– underprovision in the previous year	249	379
	902	783
Depreciation and amortisation	183	288
Retirement benefits scheme contributions, net of forfeited contributions of HK$77,000 (2003: HK$83,000)	23	77
Staff costs, including directors' remuneration	3,933	6,270
	3,956	6,347
Dividend income from unlisted investments in securities	–	(244)
Gain on disposal of property, plant and equipment	(1,053)	(16)
Gain on disposal of investment securities	–	(197)
Interest income	(5,720)	(6,099)

6. FINANCE COSTS

	2004	2003
	HK$'000	*HK$'000*
Interest on:		
– bank and other borrowings wholly repayable within five years	15,105	9,849
– bank borrowings not wholly repayable within five years	–	98
Loan arrangement fees	480	–
	15,585	9,947
Less: Amount capitalised to properties under development	–	(4,791)
	15,585	5,156

7. DIRECTors' EMOLUMENTS AND HIGHEST PAID INDIVIDUALS

A. Directors' emoluments

	2004	2003
	HK$'000	*HK$'000*
Fees:		
Executive directors	–	–
Independent non-executive directors	20	–
	20	–
Other emoluments paid to executive directors:		
Salaries and other benefits	2,574	3,038
Retirement benefits scheme contributions	39	49
	2,613	3,087
	2,633	3,087

The directors' emoluments were within the following bands:

	Number of directors	
	2004	2003
Nil – HK$1,000,000	7	8
HK$1,500,001 – HK$2,000,000	1	1

B. Highest paid individuals

Of the five individuals with the highest emoluments in the Group, three (2003: five) were directors of the Company whose emoluments are included in (A) above. During the year ended 31st March, 2003, two of the five directors were appointed or resigned and their emoluments of HK$556,000 which were arisen in the position of employees and before appointment or after resignation as directors, were excluded from (A) above.

The emoluments of the remaining two individuals (2003: two directors who were in the position of employees) were as follows:

	2004	2003
	HK$'000	*HK$'000*
Salaries and other benefits	486	533
Retirement benefits scheme contributions	22	23
	508	556

During the year, no emoluments were paid by the Group to the five highest paid individuals, including directors and employees, as an inducement to join or upon joining the Group or as compensation for loss of office. None of the directors has waived any emoluments during the year.

8. DISCONTINUING OPERATIONS

In August 2002, the Group ceased its operations in the trading of air conditioning equipment and provision of engineering related services in the People's Republic of China, other than Hong Kong (the "PRC") after the disposal of a subsidiary, King-Tech Engineering Company Limited ("King-Tech Engineering").

The results of the discontinuing operations were as follows:

	Period ended 31st July, 2002
	HK$'000
Turnover	7,080
Cost of sales	(5,301)
Gross profit	1,779
Other operating income	59
Distribution costs	(85)
Administrative expenses	(1,841)
Allowance for bad and doubtful debts	(5,280)
Loss before minority interest	(5,368)
Minority interest	–
Loss for the period up to date of discontinuance	(5,368)

During the year ended 31st March, 2003, King-Tech Engineering contributed HK$1,462,000 to the Group's net operating cash outflows and received HK$750,000 in respect of investing activities.

The carrying amounts of the assets and liabilities of King-Tech Engineering at the date of disposal were as follows:

	2003
	HK$'000
Total assets	11,808
Total liabilities	(9,595)

Loss on disposal of discontinuing operations of HK$713,000 arose on the disposal of King-Tech Engineering, being the proceeds of disposal less the carrying amount of the subsidiary's net assets.

9. TAXATION

No provision for Hong Kong Profits Tax has been made for the Group as the Company and its subsidiaries had no assessable profit for the year.

The Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from the 2003/2004 year of assessment.

The tax charge for the year can be reconciled to the loss per the income statement as follows:

	2004	**2003**
	HK$'000	*HK$'000*
Loss before taxation	(37,791)	(65,332)
Tax at the Hong Kong Profits Tax rate of 17.5% (2003: 16%)	(6,613)	(10,453)
Tax effect of expenses not deductible for tax purpose	673	1,451
Tax effect of income not taxable for tax purpose	(1,406)	(998)
Tax effect of deferred tax assets not recognised	7,379	48,968
Utilisation of tax losses previously not recognised	(33)	(4)
Utilisation of deductible expenses not claimed previously	–	(38,964)
Tax effect for the year	–	–

At 31st March, 2004, the Group has unrecognised deferred tax assets in respect of tax losses of HK$538,966,000 (2003: HK$495,631,000) and deductible temporary differences associated with investment properties and property, plant and equipment of HK$25,504,000 (2003: HK$21,994,000). The Company has unrecognised deferred tax asset in respect of tax losses of HK$7,154,000 (2003: HK$4,769,000).

No deferred tax assets has been recognised in respect of tax losses and deductible temporary differences due to the unpredictability of future profit streams.

10. LOSS PER SHARE

The calculation of the basic loss per share is based on the following data:

	2004	2003
Loss for the year	HK$29,612,000	HK$51,556,000
Weighted average number of shares for the purpose of basic loss per share	118,228,175	113,341,081

For the purpose of calculating basic loss per share, the weighted average number of shares for the year ended 31st March, 2003 had been adjusted to reflect the capital reorganisation in April, 2003 as referred to in note 20.

No diluted loss per share has been presented because the exercise of the share options would result in a decrease of net loss per share.

11. INVESTMENT PROPERTIES

	THE GROUP *HK$'000*
VALUATION	
At 1st April, 2003	17,000
Deficit arising on revaluation	(8,800)
At 31st March, 2004	8,200

The investment properties of the Group were leased out for rental purposes under operating leases and were revalued at 31st March, 2004 by an independent firm of professional valuers, chartered surveyors, on an open market value existing use basis. The resulting deficit arising on revaluation of HK$8,800,000 has been charged to the consolidated income statement.

The Group's investment properties are situated in Hong Kong and held under medium term leases.

12. PROPERTY, PLANT AND EQUIPMENT

	Leasehold land and buildings HK$'000	Furniture, fixtures and machinery HK$'000	Motor vehicles HK$'000	Total HK$'000
THE GROUP				
COST				
At 1st April, 2003	3,295	1,403	384	5,082
Disposal of a subsidiary	(2,037)	–	–	(2,037)
Disposals	(1,258)	(686)	(146)	(2,090)
At 31st March, 2004	–	717	238	955
DEPRECIATION, AMORTISATION AND IMPAIRMENT				
At 1st April, 2003	2,065	553	104	2,722
Provided for the year	2	114	67	183
Eliminated on disposal of a subsidiary	(2,037)	–	–	(2,037)
Eliminated on disposals	(30)	(207)	(56)	(293)
At 31st March, 2004	–	460	115	575
NET BOOK VALUES				
At 31st March, 2004	–	257	123	380
At 31st March, 2003	1,230	850	280	2,360

	Furniture, fixtures and machinery HK$'000
THE COMPANY	
COST	
At 1st April, 2003 and 31st March, 2004	6
DEPRECIATION	
At 1st April, 2003	2
Provided for the year	–
At 31st March, 2004	2
NET BOOK VALUES	
At 31st March, 2004	4
At 31st March, 2003	4

The Group's leasehold land and buildings were situated in the PRC and were held under medium term land use rights.

13. INTERESTS IN SUBSIDIARIES

	2004	2003
	HK$'000	*HK$'000*
Unlisted shares, at cost	183,277	183,277
Amounts due from subsidiaries	607,354	609,104
	790,631	792,381
Less: Impairment losses	(725,096)	(636,170)
	65,535	156,211

The carrying value of the unlisted shares is based on the book values of the underlying net assets of the subsidiaries attributable to the Company as at the date on which the Company became the holding company of the Group under the group reorganisation in 1994, less dividends distributed from pre-reorganisation reserves of the subsidiaries.

The amounts due from subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment. In the opinion of the directors, the Company will not demand repayment within twelve months from the balance sheet date and the amounts are therefore shown as non-current.

An impairment loss of HK$88,926,000 (2003: HK$51,730,000) has been recognised in respect of the investment in and advances to subsidiaries to their recoverable amounts.

Particulars of the subsidiaries at 31st March, 2004 are set out in note 31.

14. PROPERTIES HELD FOR SALE

At 31st March, 2004, the properties held for sales are carried at net realisable value. At 31st March, 2003, the properties held for sale were carried at the carrying value transferred from properties under development.

15. INVESTMENTS IN SECURITIES

	THE GROUP Other investments	
	2004	2003
	HK$'000	*HK$'000*
Equity securities:		
Listed in Hong Kong, at market value	16,388	33,013

16. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group allows credit period ranging from 0 to 30 days to its trade customers.

The following is an aged analysis of trade debtors at the balance sheet date:

	THE GROUP	
	2004	**2003**
	HK$'000	*HK$'000*
0 – 60 days	4,799	429
61 – 90 days	–	9
Over 90 days	–	43
	4,799	481
Other debtors, deposits and prepayments	5,512	7,606
	10,311	8,087

17. CREDITORS AND ACCRUED CHARGES

The following is an aged analysis of trade creditors at the balance sheet date:

	THE GROUP	
	2004	**2003**
	HK$'000	*HK$'000*
0 – 60 days	488	1,630
61 – 90 days	–	495
Over 90 days	1,283	1,173
	1,771	3,298
Other creditors and accrued expenses	5,870	11,327
	7,641	14,625

18. BANK AND OTHER BORROWINGS DUE WITHIN ONE YEAR

	THE GROUP	
	2004	**2003**
	HK$'000	*HK$'000*
Bank loans, secured	87,844	168,688
Other borrowings, unsecured	6,600	9,765
	94,444	178,453

Included in other borrowings were HK$6,000,000 and HK$600,000 which bear interest at Hong Kong prime rate plus 2% per annum and at 12% per annum, respectively.

19. MINORITY INTERESTS

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
Loans from minority shareholders of a subsidiary	–	109,758
Share of net liabilities attributable to minority shareholders of subsidiaries	–	(111,570)
	–	(1,812)

The loans were unsecured, interest free and had no fixed terms of repayment.

At 31st March, 2003, the minority shareholders of the subsidiary had agreed to provide adequate funds to the subsidiary, on a pro rata basis, to meet in full its liabilities as they fall due and not to demand the repayment of the loans due to them until the subsidiary is in a financial position to do so. The minority shareholders had also agreed that any losses of the subsidiary attributable to them could be offset against the loans due to them. Accordingly, the amounts due from the minority shareholders in respect of their share of net liabilities had been recognised and offset against amounts due to them.

20. SHARE CAPITAL

	Number of shares	Amount
		HK$'000
Authorised:		
At 1st April, 2002 and 31st March, 2003, at HK$0.10 each	4,000,000,000	400,000
Capital reorganisation		
– Share sub-division *(Note 1b)*	796,000,000,000	–
– Share consolidation *(Note 1c)*	(760,000,000,000)	–
At 31st March, 2004, at HK$0.01 each	40,000,000,000	400,000
Issued and fully paid:		
At 1st April, 2002, at HK$0.10 each	1,953,753,121	195,375
Placement of shares	390,000,000	39,000
At 31st March, 2003, at HK$0.10 each	2,343,753,121	234,375
Capital reorganisation		
– Capital reduction *(Note 1a)*	–	(233,203)
– Share consolidation *(Note 1c)*	(2,226,565,465)	–
Exercise of share options *(Note 2)*	10,510,000	105
At 31st March, 2004, at HK$0.01 each	127,697,656	1,277

Notes:

(1) Pursuant to an announcement dated 6th March, 2003 (the "Announcement") and resolutions passed on 14th April, 2003, a capital reorganisation (the "Capital Reorganisation") was passed and with effect from 15th April, 2003 which involved:

(a) (i) the nominal value of all issued ordinary shares of HK$0.10 each in the share capital of the Company (the "Share(s)") was reduced by HK$0.0995 each by cancelling an equivalent amount of paid-up capital of the Share so that the nominal value of each such Share was reduced from HK$0.10 to HK$0.0005. Accordingly, based upon 2,343,753,121 Shares in issue as at the date of the Announcement, the issued share capital of the Company of HK$234,375,000 would be reduced by HK$233,203,000 to HK$1,172,000 (the "Capital Reduction"); and

(ii) the credit arising from such reduction had been credited to the contributed surplus account of the Company;

(b) every unissued Share of HK$0.10 was sub-divided into 200 unissued shares of HK$0.0005 each;

(c) every 20 issued and unissued shares of HK$0.0005 each in the capital of the Company were consolidated into one new ordinary share of HK$0.01 each in the share capital of the Company following the Capital Reorganisation (the "Consolidated Share(s)"). On such basis and after the Capital Reduction, there were 117,187,656 Consolidated Shares in issue (the "Share Consolidation"); and

(d) the share premium as at 31st January, 2003 in the share premium account of the Company was cancelled and the credit arising therefrom was credited to the contributed surplus account of the Company.

Part of the credit transferred to the contributed surplus account of the Company mentioned in (a)(ii) and (d) above had been used to set off against the deficit of the Company as at 31st January, 2003. According to the unaudited management accounts of the Company as at 31st January, 2003, the deficit of the Company amounted to approximately HK$535.9 million.

(2) On 23rd February, 2004, 24th February, 2004 and 5th March, 2004, the Company issued 3,510,000, 5,845,000 and 1,155,000 ordinary shares of HK$0.01 each, respectively, for consideration of HK$0.207 per share upon exercise of share options granted to certain employees and consultants. The new shares rank pari passu with the existing shares in all respects.

21. SHARE OPTIONS

Scheme adopted on 28th February, 1994 (the "1994 Scheme")

The 1994 Scheme was adopted on 28th February, 1994 for the primary purpose of providing incentives to directors and eligible employees and will expire on 27th February, 2004. Under the 1994 Scheme, the Board of Directors of the Company may grant share options to eligible employees, including directors of the Company and its subsidiaries.

Share options granted should be accepted within 14 days from the date of grant, upon payment of HK$1 per each grant of share options. The exercise price is determined by the directors of the Company, and will not be less than the higher of (i) the nominal value of shares; and (ii) 80% of the average closing price of the shares for the five business days immediately preceding the date of grant.

At 31st March, 2004, the number of shares in respect of which options had been granted and remained outstanding under the 1994 Scheme was 27,300, representing approximately 0.02% of the shares of the Company in issue at that date. The total number of shares in respect of which options may be granted under the 1994 Scheme is not permitted to exceed 10% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders.

No option may be granted to any one person which if exercised in full would result in the total number of shares already issued and issuable to him under all the options previously granted to him and the said option exceeding 25% of the number of shares issued and issuable under all the options which may be granted under the 1994 Scheme at the time it is proposed to grant the said option to that person.

Share options may be exercised in accordance with the terms of the 1994 Scheme at any time after the date upon which the option is granted and prior to the expiry of ten years from that date, provided that, in the five years from the date of grant, the exercise of the option shall be restricted to a cumulative total of 20% of the entitlement to the option in each year. The period during which an option may be exercised will be determined by the Board in its absolute discretion, save that no option may be exercised more than 10 years after it has been granted. No option may be granted more than 10 years after the date of approval of 1994 Scheme.

Pursuant to a resolution passed on 26th August, 2002, the 1994 Scheme was terminated.

Scheme adopted on 26th August, 2002 (the "2002 Scheme")

Following the termination of the 1994 Scheme in August 2002, the 2002 Scheme was adopted pursuant to a resolution passed on 26th August, 2002 for the primary purpose of providing incentives to eligible persons and will expire on 25th August, 2012. Under the 2002 Scheme, the Board of Directors of the Company may grant share options to the following eligible persons to subscribe for shares in the Company:

(i) employees including executive directors of the Company, its subsidiaries and any companies in which the Company holds any equity interest; or

(ii) non-executive directors of the Company, its subsidiaries and any companies in which the Company holds any equity interest; or

(iii) suppliers or customers; or

(iv) consultants, advisers or agents.

Share options granted should be accepted within 28 days of the date of grant, upon payment of HK$1 per each grant of share options. The exercise price is determined at the highest of: (i) the closing price of the shares on the date of grant of the share option; or (ii) the average closing price of shares on the five trading days immediately preceding the date of grant or (iii) the nominal value of shares on the date of grant.

Share options may be exercised in accordance with the terms of the 2002 Scheme at any time after the date upon which the option is granted and accepted and prior to the expiry of ten years from that date.

At 31st March, 2004, the number of shares in respect of which options had been granted and remained outstanding under the 2002 Scheme was 1,155,000, representing approximately 0. 9% of the shares of the Company in issue at that date. The maximum number of shares in respect of which share options under the 2002 Scheme may be granted when aggregated with the maximum number of shares in respect of which options may be granted under all the other schemes (the "Scheme Limit") is 10% of shares in issue on the adoption date of the 2002 Scheme. The Scheme Limit may be refreshed by a resolution in shareholders' meeting such that the total number of shares which may be issued upon exercise of all options to be granted under the 2002 Scheme and any other schemes shall not exceed 10% of the shares in issue as at the date of such shareholder's approval. However, the Scheme Limit and any increase in the Scheme Limit shall not result in the number of shares which may be issued upon exercise of all outstanding share options granted under the 2002 Scheme and other schemes exceed 30% of the shares in issue from time to time. No person shall be granted a share option, within 12-month period of the date of grant, exceeds 1% of the shares in issue as at the date of grant.

The following table discloses details of the Company's share options held by employees (including directors) and movements in such holdings during the year:

Option type	Outstanding at 1.4.2003	Adjustment during the year *(Note)*	Granted during the year	Exercised during the year	Cancelled during the year	Outstanding at 31.3.2004
1994 Scheme	11,889,000	(11,294,550)	–	–	(567,150)	27,300
2002 Scheme	–	–	11,665,000	(10,510,000)	–	1,155,000
	11,889,000	(11,294,550)	11,665,000	(10,510,000)	(567,150)	1,182,300

Option type	Outstanding at 1.4.2002	Adjustment during the year	Granted during the year	Exercised during the year	Cancelled during the year	Outstanding at 31.3.2003
1994 Scheme	43,169,000	–	–	–	(31,280,000)	11,889,000

The market price of the shares ranged from HK$0.40 to HK$0.43 on the exercise dates of the options.

Details of the 1994 Scheme held by the directors included in the above table are as follows:

Year	Outstanding at 1st April	Adjustment during the year *(Note)*	Cancelled during the year	Outstanding at 31st March
2004	4,580,000	(4,351,000)	(229,000)	–
2003	19,580,000	–	(8,800,000)	10,780,000

There was no option granted to directors under the 2002 Scheme.

Details of the share options outstanding at 31st March, 2004 are as follows:

Date of grant	Exercisable period	Exercise price	Number of shares to be issued upon exercise of the share options
		HK$ *(Note)*	*(Note)*
1994 Scheme			
19.6.1997	19th June, 1997 to 18th June, 2007	21.84	4,800
2.2.1998	2nd February, 1998 to 1st February, 2008	2.00	2,000
17.11.1999	17th November, 1999 to 16th November, 2009	2.34	10,500
14.3.2000	14th March, 2000 to 13th March, 2010	6.60	10,000
			27,300
2002 Scheme			
7.1.2004	9th January, 2004 to 8th January, 2014	0.207	1,155,000
			1,182,300

Note: With effect from 15th April, 2003, every 20 issued and unissued shares of HK$0.0005 each in the capital of the Company was consolidated into one new ordinary share of HK$0.01 each in the share capital of the Company following the Capital Reorganisation. Accordingly, the exercise price and the number of share options were adjusted.

Total consideration received during the year from employees and consultants for taking up the options granted is amounted to HK$10 (2003: Nil).

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recognised in the income statement in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

22. RESERVES

	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000 (note)	Deficit HK$'000	Total HK$'000
THE COMPANY					
At 1st April, 2002	335,744	646	173,869	(534,711)	(24,452)
Expenses incurred in connection with issue of shares	(745)	–	–	–	(745)
Loss for the year	–	–	–	(53,273)	(53,273)
At 31st March, 2003	334,999	646	173,869	(587,984)	(78,470)
Capital reorganisation					
– Capital reduction *(Note 20(1a))*	–	–	233,203	–	233,203
– Cancellation of share premium *(Note 20(1d))*	(334,999)	–	334,999	–	–
– Set-off against the deficit *(Note 20(1))*	–	–	(535,894)	535,894	–
Exercise of share options	2,071	–	–	–	2,071
Loss for the year	–	–	–	(92,083)	(92,083)
At 31st March, 2004	2,071	646	206,177	(144,173)	64,721

Note: The contributed surplus of the Company represents:

(i) the difference between the underlying net assets of the subsidiaries acquired by the Company at the date of the group reorganisation in 1994 less any dividends distributed from the pre-reorganisation reserves and the nominal amount of the Company's share capital issued as consideration for the acquisition; and

(ii) net balance from capital reduction, cancellation of share premium and set-off against the deficit pursuant to the capital reorganisation on 15th April, 2003.

In addition to the retained profits of the Company, under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is also available for distribution to shareholders. However, a company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if:

(a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

In the opinion of the directors, the Company's reserves available for distribution to shareholders as at 31st March, 2004 was HK$62,004,000 (2003: Nil).

23. DISPOSAL OF SUBSIDIARIES/BUSINESS

	2004	2003
	HK$'000	*HK$'000*
Net assets disposed of:		
Property, plant and equipment	–	45
Investment property	–	6,000
Inventories	–	2,288
Debtors, deposits and prepayments	–	8,614
Bank balances and cash	–	865
Creditors and accrued charges	(20)	(9,207)
Amounts due to customers for contract work	–	(455)
Secured bank borrowings	–	(4,094)
	(20)	4,056
Loss on disposal of discontinuing operations	–	(713)
Gain (loss) on disposal of subsidiaries	30	(341)
Total consideration	10	3,002
Satisfied by:		
Cash	10	3,002
Net cash inflow arising on disposal:		
Cash consideration	10	3,002
Bank balances and cash disposed of	–	(865)
Net cash inflow arising on disposal	10	2,137

The subsidiaries disposed of during the year have no contribution (2003: HK$7,331,000) to the Group's turnover and had a loss of HK$39,000 (2003: HK$5,246,000) included in the Group's results from operations.

24. ACQUISITION OF SUBSIDIARIES

On 24th December, 2003, the Group acquired 100% of the issued share capital of Asia Progress and Handsworth and loans of HK$27,803,000, HK$83,337,000 and HK$14,000,000 owing by Asia Progress, Handsworth and Master Super Development Limited ("Master Super"), respectively, to Mr. Wong Chun Hong ("Mr. Wong"), the sole beneficial shareholder of Asia Progress and Handsworth and a director of Master Super, for total cash consideration of HK$5. Details of the above are disclosed in note 28. This acquisition has been accounted for by the acquisition method of accounting. The amount of negative goodwill arising as a result of the acquisition was HK$5,057,000.

	2004	2003
	HK$'000	*HK$'000*
NET ASSETS ACQUIRED		
Investments in securities	–	12,712
Other borrowings	–	(12,712)
Minority interest	(124,879)	–
Total consideration	(124,879)	–
SATISFIED BY		
Cash	–	–
Legal and professional fees	261	–
Waiver of loans from former minority shareholder	(125,140)	–
	(124,879)	–

The subsidiaries acquired during the year ended 31st March, 2004 contributed HK$11,158,000 to the Group's turnover and a profit of HK$1,895,000 to the Group's results from operations.

During the year ended 31st March, 2003, the subsidiary was acquired at cash consideration of HK$2 and did not have significant contribution to the Group's loss from operations.

25. CONTINGENT LIABILITIES

At 31st March, 2004, the Group had given an indemnity to the purchaser relating to unrecorded taxation liabilities, if any, and warranties relating to the affairs and businesses of a subsidiary disposed of in the previous year. The maximum aggregate liability of the Group in respect of all claims for breach of the warranties shall, when taken together with the aggregate liability of the Group in respect of all claims under the indemnity, not exceed the sum of HK$60,000,000 (2003: HK$60,000,000). All related claims may be brought against the Group up to the expiry of 10 years from 31st March, 1998.

At 31st March, 2004, the Company had outstanding corporate guarantees amounting to approximately HK$114,000,000 (2003: HK$118,400,000) issued in favour of banks to secure general banking facilities granted by the banks to its subsidiaries and had given guarantees to security companies in respect of the obligations of security accounts opened in the security companies by its subsidiaries.

26. OPERATING LEASE COMMITMENTS

The Group as lessee

Minimum lease payments paid under operating leases for premises during the year was HK$294,000 (2003: HK$505,000).

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	THE GROUP	
	2004	**2003**
	HK$'000	*HK$'000*
Within one year	–	294
In the second to fifth year inclusive	–	374
	–	668

Operating lease payments represent rentals payable by the Group for certain of its office premises. As at 31st March, 2003, leases were negotiated and fixed for a term of three years.

The Company had no commitments under operating leases for both years.

The Group as lessor

Property rental income earned during the year was HK$374,000 (2003: HK$809,000).

The investment property is expected to generate rental yields of 4.56% (2003: 3.28%) on an ongoing basis.

At 31st March, 2004, the Group had contracted with tenants for the future minimum lease payments amounting to HK$90,000 (2003: HK$152,000) which falls due within one year.

27. PLEDGE OF ASSETS

At 31st March, 2004, the Group's bank and other borrowings were secured by the following:

(a) legal charges over the properties held for sale of the Group with a carrying value of HK$116,846,000 (2003: HK$168,306,000);

(b) legal charges over the investment properties of a subsidiary, Fountain Property Limited, with a carrying value of HK$8,200,000 (2003: Nil);

(c) a share charge of a subsidiary, Master Super;

(d) a floating charge on all the assets, including but not limited to the uncalled capital, of Master Super;

(e) assignments of the right, title, interest and benefits in and under all the existing and future building contracts in respect of the Group's properties held for sale in Hong Kong;

(f) the benefit under all insurance policies of the Group's properties held for sale in Hong Kong;

(g) the future sales proceeds, rentals and other earnings generated from the Group's properties held for sale; and

(h) subordination of shareholders' loans of Master Super.

In addition to (a) & (b) indicated above, at 31st March, 2003, the Group's other borrowings were also secured by other investments with a carrying value of HK$9,765,000.

28. RELATED PARTY TRANSACTIONS

(a) On 11th November, 2003, Cheung Tai Hong Holdings (Property) Limited ("CTH Property"), a wholly-owned subsidiary of the Company, entered into agreements with Mr. Wong in respect of the acquisition of the entire issued share capital of and loans to Asia Progress (the "Asia Progress Agreement") and Handsworth (the "Handsworth Agreement") (the "Acquisitions"). The Asia Progress Agreement and the Handsworth Agreement were completed on 24th December, 2003 (the "Completion Date").

Pursuant to the Asia Progress Agreement, CTH Property had acquired the entire issued share capital of Asia Progress from Mr. Wong at a consideration of HK$1 and accepted the assignment of the shareholder's loan owing by Asia Progress to Mr. Wong as at the Completion Date of HK$27,803,000 at a consideration of HK$1. In addition, Mr. Wong had granted, before the Completion Date, an unsecured loan to Master Super, in a sum of HK$14,000,000 and upon the Completion Date, assigned the said loan to CTH Property at a consideration of HK$1. Pursuant to the Handsworth Agreement, CTH Property had acquired the entire issued share capital of Handsworth from Mr. Wong at a consideration of HK$1 and accepted the assignment of the shareholder's loan owing by Handsworth to Mr. Wong at the Completion Date of HK$83,337,000 at a consideration of HK$1. The sole investment of each of Asia Progress and Handsworth was the 10% and 30% shareholding interest in Master Super, respectively. After completion of the Asia Progress Agreement and Handsworth Agreement, Asia Progress, Handsworth and Master Super become wholly-owned subsidiaries of CTH Property. The Acquisitions were approved by shareholders at a special general meeting on 12th December, 2003.

(b) During the year ended 31st March, 2003, Master Super, obtained additional shareholders' loans of HK$36,700,000 from the Group and two shareholder companies, Asia Progress and Handsworth, controlled by Mr. Wong. At 31st March, 2003, the outstanding balance of the loans from the Group and the shareholder companies amounted to approximately HK$164,636,000 and HK$109,758,000, respectively.

The loans were unsecured, interest free, repayable on demand and made on a pro rata basis with reference to the equity holding in Master Super. Details of the balance of the loans advanced by the above shareholder companies as at 31st March, 2003 are set out in note 19.

In addition, Mr. Wong and the Company had given guarantees amounting to HK$112,000,000 (2003: HK$194,000,000) in favour of a bank to secure banking facilities granted to Master Super. The guarantees were given on a pro rata basis with reference to the equity holding in Master Super without consideration.

(c) During the year ended 31st March, 2003, the Group received a sum of HK$560,000 for sharing of administrative expenses from Top Universal Management Limited ("Top Universal"), a company in which Mr. Ding Chung Keung, Vincent and Ms. Lin Fung Yi, directors of the Company, were also directors. Mr. Tse Cho Tseung, director of the Company, was ex-director of and had beneficial interests in Top Universal. Top Universal was a wholly-owned subsidiary of Capital Estate Limited, a listed company on the Stock Exchange. The amount was negotiated by reference to prevailing market rates.

29. RETIREMENT BENEFITS SCHEME

The Group operates a defined contribution retirement benefits scheme for eligible employees. The assets of the scheme are separately held in funds under the control of trustees.

The cost charged to the consolidated income statement represents contributions payable to the fund by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

At the balance sheet dates, the Group had no significant forfeited contributions, which arose upon employees leaving the retirement benefits scheme and which are available to reduce the contributions payable by the Group in future years.

With effect from 1st December, 2000, the Group has also joined a Mandatory Provident Fund Scheme (the "MPF Scheme") for employees in Hong Kong. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Scheme Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee.

Under the rule of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at rate specified in the rules. The only obligation of the Group with respect to the MPF Scheme is to make the required contributions under the scheme. The contributions arising from the MPF Scheme charged to the income statement represent contributions payable to the funds by the Group at rates specified in the rules of the scheme. No forfeited contribution is available to reduce the contribution payable in future years.

30. POST BALANCE SHEET EVENTS

Subsequent to 31st March, 2004, the Group has the following significant post balance sheet events:

(a) Pursuant to the announcement on 24th March, 2004, Cheung Tai Hong (B.V.I.) Limited ("CTH (B.V.I.)"), a wholly-owned subsidiary of the Company and China Strategic Holdings Limited ("China Strategic"), its shares are listed on the Stock Exchange, entered into a sale and purchase agreement, pursuant to which CTH (B.V.I.) had agreed to acquire from China Strategic the entire equity interest in Tung Fong Hung Investment Limited ("Tung Fong Hung") for a total consideration of HK$42 million. Tung Fong Hung and its subsidiaries are principally engaged in the manufacture and sale of Tung Fong Hung branded Chinese pharmaceutical and health products and foodstuffs. The said consideration was settled as to HK$6.5 million by the issue of a promissory note by the Company and as to HK$35.5 million in cash.

On the same date, the Company, CTH (B.V.I.) and Chelson Limited ("Chelson"), a third party, entered into a sale and purchase agreement, pursuant to which CTH (B.V.I.) had acquired from Chelson its entire holding of 50% equity interest in Pacific Wins Development Ltd. ("Pacific Wins") for a total consideration of HK$28 million. The said consideration was settled as to HK$6.5 million by a promissory note issued by the Company, as to HK$15 million by a convertible note issued by the Company and as to HK$6.5 million in cash. The remaining 50% equity interest in Pacific Wins is held by a wholly-owned subsidiary of Tung Fong Hung. Pacific Wins and its subsidiaries are principally engaged in the production, sales and distribution of western pharmaceutical products through Jean-Marie Pharmacal Company Limited, a wholly-owned subsidiary of Pacific Wins.

The above transactions were completed on 6th May, 2004. Upon the completion date, Tung Fong Hung and Pacific Wins become wholly-owned subsidiaries of the Company.

(b) Pursuant to the provisional sale and purchase agreement dated 12th July, 2004, the Group disposed of its investment properties to an independent third party at a consideration of HK$5,000,000.

31. SUBSIDIARIES

Particulars of the Company's subsidiaries at 31st March, 2004 are as follows:

Name of subsidiary	Place of incorporation/ operations	Issued and fully paid share capital	Percentage of issued share capital held by the Company		Principal activities
			Directly	Indirectly	
			%	%	
Asia Progress	British Virgin Islands	US$1 ordinary share	–	100	Investment holding
CTH (B.V.I.)	British Virgin Islands	US$50,000 ordinary shares	100	–	Investment holding
Cheung Tai Hong (China) Limited	Hong Kong	HK$2 ordinary shares	–	100	Property holding
Cheung Tai Hong Holdings (Foods) Limited	Hong Kong	HK$2 ordinary shares	–	100	Inactive
CTH Property	Hong Kong	HK$10,000,000 ordinary shares	–	100	Investment holding
Cheung Tai Hong Holdings (REA) Limited	Hong Kong	HK$2 ordinary shares	–	100	Inactive
Cheung Tai Hong Holdings (Technology) Limited	Hong Kong	HK$2 ordinary shares	–	100	Investment holding
Cheung Tai Hong, Limited	Hong Kong	HK$2,000 ordinary shares	–	100	Investment holding
		HK$500,000 non-voting deferred shares *(note)*	–	–	
Fountain Property Limited	Hong Kong	HK$2 ordinary shares	–	100	Property investment

Name of subsidiary	Place of incorporation/ operations	Issued and fully paid share capital	Percentage of issued share capital held by the Company Directly %	Indirectly %	Principal activities
Handsworth	British Virgin Islands	US$1 ordinary share	–	100	Investment holding
King-Tech International Holdings Limited	Hong Kong	HK$2 ordinary shares	–	100	Investment holding
Cheung Tai Hong Holdings (Motor Vehicle) Limited	Hong Kong	HK$10,000 ordinary shares	–	100	Trading of motorcycles and spare parts
Master Super	Hong Kong	HK$100 ordinary shares	–	100	Property holding and sale
Mega Wealth Limited	Hong Kong	HK$2 ordinary shares	–	100	Inactive
Ponwell Limited	Hong Kong	HK$2 ordinary shares	–	100	Inactive
Profit View Limited	British Virgin Islands	US$1 ordinary share	–	100	Investment holding
Sound Advice Investments Limited	British Virgin Islands	US$100 ordinary shares	–	100	Investment holding
Sunray Power Limited	British Virgin Islands	US$1 ordinary share	–	100	Investment holding

Note: The non-voting deferred shares practically carry no rights to dividends or to receive notice of or to attend or vote at any general meeting of the respective companies nor to participate in any distribution on winding up.

None of the subsidiaries had any debt securities outstanding at the balance sheet date or at any time during the year.

32. SEGMENT INFORMATION

Business segments

For management purposes, the Group is currently organised into two operating divisions. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Property – property investment and development
Motorcycles – trading of motorcycles and spare parts

In August 2002, the business of trading of air conditioning equipment and provision of engineering related services was disposed of and discontinued.

Segment information about these businesses is presented below:

2004

	Continuing operations			
	Motorcycles *HK$'000*	**Property** *HK$'000*	**Unallocated** *HK$'000*	**Consolidated** *HK$'000*
INCOME STATEMENT *For the year ended 31st March, 2004*				
Turnover	15,864	47,650	–	63,514
Segment results	664	(9,641)	–	(8,977)
Unallocated corporate expenses				(13,259)
Loss from operations				(22,236)
Finance costs				(15,585)
Gain on disposal of subsidiaries		20	10	30
Loss before taxation				(37,791)
Taxation				–
Loss before minority interests				(37,791)
Minority interests				(8,179)
Loss for the year				(29,612)
BALANCE SHEET *At 31st March, 2004*				
ASSETS				
Segment assets	1,977	132,995	–	134,972
Unallocated corporate assets				97,289
Consolidated total assets				232,261
LIABILITIES				
Segment liabilities	1,157	6,295	–	7,452
Unallocated corporate liabilities				94,633
Consolidated total liabilities				102,085
OTHER INFORMATION				
Depreciation and amortisation	–	2	181	183
Allowance for properties held for sale	–	6,006	–	6,006
Deficit arising on revaluation of investment properties	–	8,800	–	8,800
Release of negative goodwill	–	747	–	747
Doubtful debt provided (recovered)	–	37	(57)	(20)

2003

	Continuing operations		Discontinuing operations	
	Motorcycles	Property	Air conditioning equipment	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
INCOME STATEMENT				
For the year ended 31st March, 2003				
Turnover	11,562	22,634	7,080	41,276
Segment results	(225)	(32,097)	(5,368)	(37,690)
Unallocated corporate expenses				(21,432)
Loss from operations				(59,122)
Finance costs				(5,156)
Loss on disposal of discontinuing operations	–	–	(713)	(713)
Loss on disposal of subsidiaries	–	(341)	–	(341)
Loss before taxation				(65,332)
Taxation				–
Loss before minority interests				(65,332)
Minority interests				(13,776)
Loss for the year				(51,556)
BALANCE SHEET				
At 31st March, 2003				
ASSETS				
Segment assets	529	195,194	–	195,723
Unallocated corporate assets				153,155
Consolidated total assets				348,878
LIABILITIES				
Segment liabilities	44	14,150	–	14,194
Unallocated corporate liabilities				178,884
Consolidated total liabilities				193,078

	Continuing operations		Discontinuing operations		
	Motorcycles	Property	Air conditioning equipment	Unallocated	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
OTHER INFORMATION					
Capital additions	–	89	3	947	1,039
Depreciation and amortisation	–	22	6	260	288
Impairment loss recognised in respect of properties under development	–	25,421	–	–	25,421
Deficit arising on revaluation of investment properties	–	1,500	–	–	1,500
Doubtful debt provided	–	–	5,280	1,276	6,556

Geographical segments

The Group's operations are principally located in Hong Kong and the PRC. The Group's administrative function was carried out in Hong Kong and the PRC. In August 2002, the manufacturing function was disposed of and discontinued.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods:

	Sales revenue by geographical market		Loss from operations	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	63,514	34,196	(11,131)	(31,913)
PRC	–	7,080	1,548	(5,338)
	63,514	41,276	(9,583)	(37,251)
Corporate expenses			(12,653)	(21,871)
Loss from operations			(22,236)	(59,122)

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	232,261	347,648	–	1,039
PRC	–	1,230	–	–
	232,261	348,878	–	1,039"

(ii) **Management discussion and analysis**

(a) ***For the year ended 31st March, 2004***

Set out below is the management discussion and analysis of the CTH Group's results and financials extracted from the annual report of CTH for the year ended 31st March, 2004:

*"**Business Review***

The Group's turnover for the year ended 31st March, 2004 was approximately HK$63,514,000, representing a significant increase of 54% from that of last year. The improvement in turnover was mainly attributable to the increase in sales proceeds from the Group's property development project at Sheung Wan, namely Talon Tower. During the year, the Group recorded a net loss of approximately HK$29,612,000. This represents a reduced loss of 43% from last year. The significant improvement in the Group's result was mainly due to the appreciation in value of the properties of the Group due to the recent recovery of the property market. The sales of motorcycles also made a satisfactory contribution to the Group.

Property Development

Talon Tower is a 26-storey commercial and residential building. With the recent recovery of the property market and the active sale and marketing effort, satisfactory sales was recorded in the first quarter of 2004. Nearly half of the units were sold now.

Sales of approximately HK$47,276,000 were achieved during the year. The proceeds from the sales had been wholly used to repay its bank loan. Since the completion of construction, no finance cost had been capitalized. Excluding the allowance made for devaluation, property sales yielded an approximate gross profit of HK$5,973,000.

To take advantage of the improved sentiment in the property market since late 2003, the Group acquired the remaining 40% interest in Talon Tower in December, 2003. The acquisition enables better efficiency in the sale team, there had been marked improvement in sale performance thereafter. The proceeds from sales helped to reduce the bank borrowing and thus improve the gearing position of the Group.

Trading of Motorcycles

The Group continues to be the distributor of Suzuki motorcycles in Hong Kong and Macau. The turnover for the year was approximately HK$15,864,000 which showed an increase of 37% as compared with that of last year, as a result of the popularity of scooter in the region. The business made a contribution to the Group of approximately HK$664,000 during the year.

Financial Review

As at 31st March, 2004, the net asset value of the Group was HK$130,176,000, which showed a decrease of 17% over that of last year. The drop was attributable to the net loss reported for the year. The Group maintained a bank balances and cash of approximately HK$80,136,000, while bank and other borrowings had decreased from HK$178,453,000 to HK$94,444,000. These bank and other borrowings comprised mainly the project loans relating to Talon Tower, which amounted to HK$86,771,000 at the year end date and were bearing interest with reference to Hong Kong interbank offer rate. In view of the low interest environment, the Group made no hedge against interest rate fluctuation. The gearing ratio of the Group (the ratio of total liabilities over total assets) was 43% (2003: 55%).

Most of the assets and liabilities of the Group were denominated in Hong Kong dollars, the Board considered the Group was not subject to any material exchange rate exposure.

On 15th April, 2003, the Group underwent a capital reorganisation ("Capital Reorganisation") involving capital reduction, share sub-division, share consolidation and share premium cancellation that led to the nominal value of the shares of the Company being reduced to HK$0.01 each.

Rewards for Employees

As at 31st March, 2004, the Group employed 10 persons in Hong Kong and 1 person in the PRC. The total personnel expenses amounted to approximately HK$3,956,000 (2003: HK$6,347,000). Employees are remunerated according to qualifications and experience, job nature and performance, as well as market conditions. The Group also provides other benefits such as medical and dental insurance cover and provident fund scheme to the employees. During the year, the Group issued 10,510,000 new shares to employees and consultants at HK$0.207 per share pursuant to the 2002 Option Scheme, raising HK$2,176,000. The proceeds were used as working capital. There was no share option granted to any director during the year.

Prospects

Since late 2003, property buyers have been restoring confidence in the property market following the economic recovery in Hong Kong led by the Government's active policies in the individual travel permit by PRC tourists and the CEPA. The Board is confident that the property development will bring better return to the Group. In addition, with the proceeds from sales of units in Talon Tower, the bank loans are further reduced. This creates strength to the Group for other investment opportunities.

In May, 2004, the Group acquired 100% interest in Tung Fong Hung Group ("TFH"). TFH is principally engaged in the manufacture and sale of "Tung Fong Hung" branded Chinese pharmaceutical and health products in Hong Kong, Mainland China, Taiwan, Canada, Macau and Singapore. It is also engaged in the production and distribution of western pharmaceutical products in Hong Kong. The Board perceives the investment will bring in favourable benefits to the Group as Tung Fong Hung will continue to grow with profitable returns in pace with the increase in health awareness of the public and the surge in the number of incoming PRC visitors."

(b) ***For the year ended 31st March, 2003***

Set out below is the management discussion and analysis of the CTH Group's results and financials extracted from the annual report of CTH for the year ended 31st March, 2003:

*"**Business Review***

The Group's turnover for the year was approximately HK$41,276,000, representing a decrease of 8% over the same period of last year. Turnover was mainly derived from the sale of properties and trading of motorcycles and spare parts. During the year, the Group recorded a loss of approximately HK$51,556,000, an improvement of 13% compared with last year's result. The loss for the year is mainly due to deficit arising on revaluation of investment properties of HK$1,500,000 and the impairment loss arising on the properties under development of approximately HK$25,421,000 and unrealised holding loss on other investments of approximately HK$19,583,000.

Property Development

The Group owns 60% interest in a property development project in Sheung Wan, namely Talon Tower. The superstructure construction for the project was completed and the sales activity has begun since November 2002. As at 31st March, 2003, approximately HK$21,825,000 of sales was achieved. The proceeds from the sale have been used to repay its bank loan so that the Group's gearing position can be improved. However, in view of the sluggish property market in Hong Kong, the Group had provided an impairment loss of approximately HK$25,421,000 in respect of the Talon Tower during the year.

Trading of Motorcycles

The Group continues to be the distributor of Suzuki motorcycles in Hong Kong and Macau. The turnover for the year was approximately HK$11,562,000 which has increased by 16% as compared with last year. The business incurred a loss of approximately HK$225,000 during the year.

Electrical and Mechanical Engineering and Distribution

Due to the unsatisfactory performance in electrical and mechanical engineering and distribution, the Group disposed of the business to an independent third party in August 2002 at a loss of approximately HK$713,000.

Financial Review

The net asset value of the Group as at 31st March, 2003 was HK$157,612,000, which was a decrease of 8% over last year end date. It was mainly attributed by the impairment loss arising on the properties under development of approximately HK$25,421,000, deficit on revaluation of investment properties of HK$1,500,000 and unrealised holding loss on other investments of approximately HK$19,583,000 respectively. The Group maintained a high cash balance of approximately HK$120,112,000. On the other hand, the secured bank and other borrowings of the Group, which were denominated in Hong Kong dollars and were bearing interest with reference to prime rate, had increased slightly from HK$174,996,000 to approximately HK$178,453,000 as at 31st March, 2003. Secured loans for Talon Tower of approximately HK$168,688,000 was matured in December 2002, and the lending bank had conditionally agreed to extend the repayment date. In view of the relative low interest rate, the Group made no hedge for those floating prime rate based borrowings. The gearing ratio (the ratio of total liabilities over total assets) was 55% (2002: 53%).

Most of the assets and liabilities of the Group are denominated in Hong Kong dollars, the Board considered the Group is not subject to any material exchange rate exposure.

On 28th May, 2002, the Group entered into a conditional placing agreement with a placing agent, whereby the placing agent agreed to place, on a fully underwritten basis, 390,000,000 new shares at the placing price of HK$0.10 per placing share. The net proceeds from the placing was approximately HK$38,000,000, out of which HK$20,000,000 would be used to finance the development of the Group's property in Hong Kong and the balance of approximately HK$18,000,000 would be used as general working capital. The placing was completed on 12th June, 2002.

On 6th March, 2003, the Group proposed a capital reorganisation (the "Capital Reorganisation") involving capital reduction, share sub-division, share consolidation and share premium cancellation. Details were set out in the circular sent to the shareholders on 21st March, 2003. The Capital Reorganisation was approved in a shareholders' meeting and became effective on 15th April, 2003.

Rewards For Employees

As at 31st March, 2003, the Group employed 11 persons in Hong Kong. The total personnel expenses amounted to approximately HK$6,347,000 (2002: HK$15,697,000). Employees are remunerated according to qualifications and experience, job nature and performance, as well as market conditions. The Group also provides other benefits such as medical and dental insurance cover and retirement benefits schemes to the employees. There was no share option granted to any director and employee during the year.

Prospects

The Group continues to suffer loss from property development business as a result of persistent downturn in the overall business environment and high unemployment rate, coupled with the outbreak of atypical pneumonia since February 2003. In view of the adverse situation, the directors will take a prudent approach in directing the business. Stringent cost saving measures are implemented during the year and thereby reducing the expenditure of the Group to a lower level. Continuous efforts have been made to seek business opportunities that will yield positive returns."

(c) ***For the year ended 31st March, 2002***

Set out below is the management discussion and analysis of the CTH Group's results and financials extracted from the annual report of CTH for the year ended 31st March, 2002:

*"**Business Review***

The Group's turnover for the year was HK$44,625,000, representing a decrease of 9% over the same period of last year. Turnover was mainly derived from the trading of air-conditioning and mechanical equipment and provision of engineering related services, this business showed a slight improvement over the same period of last year, drop in turnover was reported by the Group's other businesses, leading to a drop in the total turnover. During the year, the Group recorded a loss of HK$59,019,000, an improvement of 62% compared with last year's result. The loss for the year is mainly due to the loss on disposal of several subsidiaries of HK$11,373,000, deficit arising on revaluation of investment properties of HK$2,500,000 and the impairment loss arising on the properties under development of HK$21,843,000.

This is a year of re-engineering of business activities of the Group. In October 2001, Lunghin Enterprise Inc. ("Lunghin"), of which the new chairman of the Group Mr. Tse Cho Tseung is the sole shareholder, acquired 448,503,921 shares in the Company and thus becomes a substantial shareholder of the Company. Continuous efforts have been made to dispose of non-core business with less controllable interest and investments or assets with less productivity to the Group in order to lower its leverage and to conserve cash for future development.

Property Development

Beijing Project

The Group's 100% shareholding of Long River Development Limited ("Long River") as a 80% stakeholder of a development project in Beijing ("Beijing Project") has resulted to a pre-tax loss of HK$17,614,000 for the current year. Due to the substantial capital requirement for the continuation of the Beijing Project and to avoid having to sustain further losses from the project, the Group has disposed of its interest in the entire project at a cash proceed of HK$15,000,000 in October 2001.

Sheung Wan Project

The Group owns 60% interest in a property development project in Sheung Wan ("Sheung Wan Project"), which is to be offered for sale soon under the name Talon Tower. The superstructure construction for the project has been completed and the occupation permit is expected to be ready by September 2002. The Group expects to offer the units for pre-sale in the coming months and the proceeds will be used to repay its bank loan so that the Group's liquidity position can be improved.

Information Technology

Following the operation stoppage of Value-Net Limited ("Value-Net") of which the Group holds an aggregate 30% interest and the subsequent legal action against Mr. Cheng Yuk Kuen ("Mr. Cheng"), the high court, in March 2002, has ordered that judgment be entered against Mr. Cheng to pay the Group the sum of HK$89,910,000 for his breaching of the sales and purchases agreements entered into between Mr. Cheng and the Group. The Group will continue its best endeavors to recover the amount from Mr. Cheng.

Electrical and Mechanical Engineering and Distribution

This year's performance of the segment, where nearly all the business activities are conducted in PRC, was severely affected by a trade dispute between the PRC and Japan in which one-forth of the year has been subjected to a 100% punitive import tariffs of Japan made air-conditioning products.

Pharmaceutical Plant

An operation loss of HK$823,000 was recorded from a turnover of HK$3,459,000 by Beijing Health Medical Development Co., Ltd. ("Beijing Drug"). In view of the uncertain prospect of Beijing Drug following the planned demolition and relocation of the current production facilities as stipulated by Beijing government, the Group has disposed of its entire interest in Beijing Drug in November 2001 at a cash proceed of HK$1,500,000 and ceased its business in the pharmaceutical industry.

Department Store

The Group holds 48.73% interest in an associate, Shenzhen Rainbow Shopping Co. ("Shenzhen Rainbow") which has contributed an after tax profit of HK$5,135,000 this year. However, due to the highly fluctuated nature of profitability from the retailing business in Shenzhen, the Group has disposed of its entire 48.73% shareholding in Shenzhen Rainbow at a cash proceed of HK$18,000,000 in November 2001 to improve the Group's liquidity position.

Financial Review

The net asset value of the Group as at 31st March, 2002 was HK$170,913,000, which was a decrease of 26% over last year end date. It was mainly attributed by the disposal of various properties and projects during the year, and the Group has thus maintained a high cash liquidity of HK$141,437,000. Since the operating activities of the Group have yet to generate net cash inflow and the property development in Sheung Wan (in which the Group owns as to 60% interest and undertakes the borrowing risk in same proportion) has been consuming the cash reserve, the secured land and construction loans have increased to HK$170,813,000 as at 31st March, 2002. The construction loan will be going up gradually with a cap of HK$44,000,000 despite the land loan of HK$150,000,000 already utilized. The secured loan is denominated in Hong Kong dollars and is bearing interest with reference to prime rate. The Group has obtained consent from the lending bank that the repayment date be extended to December 2002. In view of the relative low interest rate, the Group made no hedge for those floating prime rate based borrowings. Besides, the Group has pledged an investment property for a loan of HK$4,183,000 as at 31st March, 2002, in which the loan is bearing interest with reference to prime rate or HIBOR rate, whichever is higher. The gearing ratio (the ratio of total liabilities over total assets) was 53% (2001: 43%).

On 28th May, 2002, the Group entered into a conditional placing agreement with the placing agent, whereby the placing agent agreed to place, on a fully underwritten basis, 390,000,000 new shares at the placing price of HK$0.10 per placing share. The net proceeds from the placing was approximately HK$38,000,000. The Company intends to use the estimated net proceeds of the placing as to approximately HK$20,000,000 for the development of Sheung Wan Project and as to the balance of approximately HK$18,000,000 for the Group's general working capital. The placing was completed on 12th June, 2002.

The Group has limited exposure to foreign exchange rate fluctuation as most of the transactions, including borrowings, are conducted in Hong Kong dollars, Renminbi and to a lesser extent, Japanese Yen. The exchange rate of Renminbi to Hong Kong dollars is stable during the year and Japanese Yen sales are mostly backed by Japanese purchases, so exchange risk is minimal. Save as aforementioned, the Group has no other material foreign exchange commitment and risk.

Rewards For Employees

As at 31st March, 2002, the Group employed about 20 persons in Hong Kong and 16 persons in the PRC. The total personnel expenses amounted to HK$15,376,000.

Employees are remunerated according to qualifications and experience, job nature and performance, as well as market conditions. The Group also provides other benefits such as medical and dental insurance cover and provident fund scheme to the employees in Hong Kong. There was no share option granted to any director and employee during the year. In order to comply with the new Listing Rules, a special general meeting will be held on 26th August, 2002 to seek for the shareholders' approval for the adoption of a new share option scheme.

Prospects

The Group continues to suffer from loss making operations in most businesses as a result of persistent downturn in the overall business environment, the situation will not be substantially alleviated until the completion of a satisfactory sale of the Sheung Wan project in the coming months. Continuous efforts have been made to seek business opportunities that will yield positive returns."

3. UNAUDITED INTERIM FINANCIAL INFORMATION

(i) Unaudited interim financial statements

Set out below is the unaudited financial statements together with the relevant notes to the financial statements as extracted from the interim report of CTH for the six months ended 30th September, 2004:

"Condensed Consolidated Income Statement
For the six months ended 30th September, 2004

		Six months ended	
		30.9.2004	**30.9.2003**
		(unaudited)	**(unaudited)**
	Notes	*HK$'000*	*HK$'000*
Turnover	*3*	175,398	29,465
Cost of sales		(125,505)	(28,283)
Allowance for properties held for sale		–	(6,006)
Gross profit (loss)		49,893	(4,824)
Investment income		34	2,930
Other operating income		255	1,506
Distribution costs		(24,733)	–
Administrative expenses		(13,651)	(5,336)
Gain (loss) on disposal of investments in securities		53	(7,509)
Amortisation of goodwill arising on acquisition of subsidiaries		(478)	–
Loss on disposal of investment properties		(3,217)	–
Unrealised holding (loss) gain of other investments		(4,696)	1,675
Profit (loss) from operations	*4*	3,460	(11,558)
Finance costs	*5*	(4,011)	(9,576)
Profit on disposal of a subsidiary		–	20
Loss before taxation		(551)	(21,114)
Taxation	*6*	(466)	–
Loss before minority interests		(1,017)	(21,114)
Minority interests		–	6,453
Loss for the period		(1,017)	(14,661)
Loss per share (basic)	*8*	(0.8 cents)	(12.5 cents)

Condensed Consolidated Balance Sheet
At 30th September, 2004

	Notes	30.9.2004 (unaudited) HK$'000	31.3.2004 (Audited) HK$'000
Non-current assets			
Investment properties	9	–	8,200
Property, plant and equipment	10	69,054	380
Intangible assets	11	1,261	–
Goodwill	12	22,458	–
Interest in an associate		11	–
		92,784	8,580
Current assets			
Properties held for sale		71,990	116,846
Inventories		67,034	–
Investments in securities		10,330	16,388
Debtors, deposits and prepayments	13	35,201	10,311
Pledged bank deposits		2,930	–
Bank balances and cash		64,025	80,136
		251,510	223,681
Current liabilities			
Creditors and accrued charges	14	64,479	7,641
Tax payable		179	–
Obligations under finance lease – due within one year		33	–
Bank and other borrowings due within one year	15	119,449	94,444
		184,140	102,085
Net current assets		67,370	121,596
Total assets less current liabilities		160,154	130,176
Non-current liabilities			
Obligations under finance lease – due after one year		112	–
Bank and other borrowings – due after one year	15	30,000	–
		30,112	–
		130,042	130,176
Capital and reserves			
Share capital	17	1,288	1,277
Reserves		128,754	128,899
		130,042	130,176

Condensed Consolidated Statement of Changes in Equity
For the six months ended 30th September, 2004

	Share capital	Share premium	Capital redemption reserve	Other reserve	Special reserve	Translation reserve	Accumulated (losses) profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st April, 2003	234,375	334,999	646	–	(8,908)	–	(403,500)	157,612
Capital reorganisation								
– capital reduction	(233,203)	–	–	233,203	–	–	–	–
– cancellation of share premium	–	(334,999)	–	334,999	–	–	–	–
– set-off against accumulated losses	–	–	–	(535,894)	–	–	535,894	–
Loss for the period	–	–	–	–	–	–	(14,661)	(14,661)
At 30th September, 2003	1,172	–	646	32,308	(8,908)	–	117,733	142,951
Exercise of share options	105	2,071	–	–	–	–	–	2,176
Loss for the period	–	–	–	–	–	–	(14,951)	(14,951)
At 31st March, 2004	1,277	2,071	646	32,308	(8,908)	–	102,782	130,176
Exchange differences arising on translation of operations outside Hong Kong and gain not recognised in the condensed income statement	–	–	–	–	–	645	–	645
Exercise of share options	11	227	–	–	–	–	–	238
Loss for the period	–	–	–	–	–	–	(1,017)	(1,017)
At 30th September, 2004	1,288	2,298	646	32,308	(8,908)	645	101,765	130,042

Condensed Consolidated Cash Flow Statement
For the six months ended 30th September, 2004

	Six months ended	
	30.9.2004	**30.9.2003**
	(unaudited)	**(unaudited)**
	HK$'000	*HK$'000*
Net cash from operating activities	59,743	12,891
Tax paid	(273)	–
Net cash (used in) from investing activities	(17,720)	9,518
Net cash used in financing activities	(59,004)	(15,683)
Net (decrease) increase in cash and cash equivalents	(17,254)	6,726
Cash and cash equivalents at beginning of the period	80,136	120,112
Effect of foreign exchange rate changes	527	–
Cash and cash equivalents at end of the period	63,409	126,838
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	64,025	126,838
Bank overdrafts	(616)	–
	63,409	126,838

Notes to the Condensed Financial Statements
For the six months ended 30th September, 2004

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Statement of Standard Accounting Practice 25 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2004, except that the Group has adopted certain new accounting policies following its acquisition of subsidiaries as disclosed in note 18, as described below.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Intangible assets

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight line basis over its useful life.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

3. SEGMENT INFORMATION

In May 2004, the business of manufacturing, distribution and retailing of medicine and health food was acquired upon acquisition of subsidiaries as disclosed in note 18.

An analysis of the Group's turnover and profit (loss) from operations by business segment, the primary segment, is as follows:

Six months ended 30th September, 2004

	Medicine and health food *HK$'000*	Motorcycles *HK$'000*	Property *HK$'000*	Consolidated *HK$'000*
REVENUE				
External sales	107,080	7,673	60,645	175,398
SEGMENT RESULTS	601	253	9,611	10,465
Unallocated corporate expenses				(7,005)
Profit from operations				3,460
Finance costs				(4,011)
Loss before taxation				(551)
Taxation				(466)
Loss before minority interests				(1,017)
Minority interests				–
Loss for the period				(1,017)

Six months ended 30th September, 2003

	Motorcycles *HK$'000*	Property *HK$'000*	Consolidated *HK$'000*
REVENUE			
External sales	9,860	19,605	29,465
SEGMENT RESULTS	557	(5,575)	(5,018)
Unallocated corporate expenses			(6,540)
Loss from operations			(11,558)
Finance costs			(9,576)
Profit on disposal of a subsidiary			20
Loss before taxation			(21,114)
Taxation			–
Loss before minority interests			(21,114)
Minority interests			6,453
Loss for the period			(14,661)

4. PROFIT (LOSS) FROM OPERATIONS

	Six months ended	
	30.9.2004	**30.9.2003**
	HK$'000	*HK$'000*
Profit (loss) from operations for the period has been arrived at after charging (crediting):		
Depreciation of property, plant and equipment	4,221	100
Amortisation of intangible assets included in administrative expenses	4	–
Loss (gain) on disposal of property, plant and equipment	53	(1,473)
Bad debts recovered	(1)	(21)

5. FINANCE COSTS

	Six months ended	
	30.9.2004	**30.9.2003**
	HK$'000	*HK$'000*
Interest on:		
Bank and other borrowings wholly repayable within five years	2,719	9,576
Promissory notes	290	–
Convertible note	122	–
Loan arrangement fees	880	–
	4,011	9,576

6. TAXATION

The taxation for the current period represents provision for income tax in the People's Republic of China.

No provision for Hong Kong Profits Tax has been made as the Group had no assessable profit for the period.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

7. DIVIDENDS

No dividends were paid during the period (six months ended 30th September, 2003: Nil). The directors do not recommend the payment of an interim dividend.

8. LOSS PER SHARE

The calculation of the basic loss per share is based on the following data:

	Six months ended	
	30.9.2004	**30.9.2003**
	HK$'000	*HK$'000*
Loss for the period	1,017	14,661
	Number of shares	**Number of shares**
Weighted average number of shares for the purpose of basic loss per share	128,739,049	117,187,656

No diluted loss per share has been presented because the exercise of the share options and the conversion of the convertible note would result in a decrease in net loss per share.

9. INVESTMENT PROPERTIES

During the current period, the Group disposed of all its investment properties with a carrying amount of HK$8,200,000 for net proceeds of HK$4,983,000, resulting in a loss on disposal of HK$3,217,000. The legal charges over the investment properties were released upon the disposal.

10. PROPERTY, PLANT AND EQUIPMENT

During the current period, the Group acquired property, plant and equipment at a cost of HK$72,906,000 of which HK$71,549,000 was arising upon the acquisition of subsidiaries as disclosed in note 18 and disposed of property, plant and equipment with a carrying value of HK$129,000. In addition, depreciation of HK$4,221,000 (six months ended 30th September, 2003: HK$100,000) was charged to the condensed income statement for the period in respect of the Group's property, plant and equipment.

Certain equipment of the Group with an aggregate net book value of approximately HK$12,331,000 were pledged to a bank as security for the credit facilities granted to the Group.

11. INTANGIBLE ASSETS

During the period, intangible assets of HK$1,265,000 was purchased upon acquisition of subsidiaries as disclosed in note 18. The intangible assets represent pharmaceutical product development costs. In addition, amortisation of HK$4,000 was charged for the period in respect of the Group's intangible assets. The amortisation period adopted for the intangible assets ranges from 5 to 20 years.

12. GOODWILL

Goodwill of approximately HK$22,936,000 arose from the acquisition of subsidiaries as set out in note 18. Amortisation of goodwill of approximately HK$478,000 was charged for the current period. The amortisation period adopted for the goodwill is 20 years.

13. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group allows credit period ranging from 30 to 90 days to its trade customers.

The following is an aged analysis of trade debtors at the reporting date:

	30.9.2004	**31.3.2004**
	HK$'000	*HK$'000*
0 – 30 days	17,757	4,799
31 – 90 days	3,445	–
Over 90 days	1,660	–
	22,862	4,799
Other debtors, deposits and prepayments	12,339	5,512
	35,201	10,311

14. CREDITORS AND ACCRUED CHARGES

The following is an aged analysis of trade creditors at the reporting date:

	30.9.2004	**31.3.2004**
	HK$'000	*HK$'000*
0 – 30 days	24,968	488
31 – 90 days	16,865	–
Over 90 days	3,676	1,283
	45,509	1,771
Other creditors and accrued expenses	18,970	5,870
	64,479	7,641

15. BANK AND OTHER BORROWINGS

At 30th September, 2004, the Group had bank and other borrowings of HK$82,697,000 arose from the acquisition of subsidiaries. The consideration for the acquisition was partially satisfied by the issue of promissory notes of HK$13 million and 2% redeemable convertible note due in 2006 in a principle amount of HK$15 million as disclosed in note 18. The promissory notes are unsecured, bear interest at 5.5% per annum and are to be matured on 6th May, 2005. The convertible note can be converted into 33,333,333 ordinary shares of the Company at a conversion price of HK$0.45 per share, subject to adjustments.

In addition, the Group raised and repaid bank and other borrowings of HK$57,152,000 and HK$112,844,000, respectively.

16. DEFERRED TAXATION

The following are the major deferred tax liability (asset) provided for and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation	Tax losses	Total
	HK$'000	*HK$'000*	*HK$'000*
At 1st April, 2003, 30th September, 2003 and 1st April, 2004	–	–	–
Acquisition of subsidiaries	3,263	(3,263)	–
(Credit) charge to income for the period	(385)	385	–
At 30th September, 2004	2,878	(2,878)	–

At 30th September, 2004, the Group has unused tax losses of HK$698,699,000 (at 31st March, 2004: HK$538,966,000) available for offset against future profits and deductible temporary differences associated with property, plant and equipment of HK$595,000. (at 31st March, 2004: associated with investment properties and property, plant and equipment of HK$25,504,000). A deferred tax asset has been recognised in respect of HK$16,445,000 (at 31st March, 2004: Nil) of such losses. No deferred tax asset has been recognised in respect of the remaining unused tax losses of HK$682,254,000 (at 31st March, 2004: HK$538,966,000) and the deductible temporary differences due to the unpredictability of future profit streams. The tax losses may be carried forward indefinitely.

17. SHARE CAPITAL

	Number of shares	Amount
		HK$'000
Ordinary shares of HK$0.01 each		
Authorised:		
At 1st April, 2004 and 30th September, 2004	40,000,000,000	400,000
Issued and fully paid:		
At 1st April, 2004	127,697,656	1,277
Exercise of share options	1,155,000	11
At 30 September, 2004	128,852,656	1,288

18. ACQUISITION OF SUBSIDIARIES

In May 2004, the Group acquired 100% of the issued share capital of Tung Fong Hung Investment Limited and the remaining 50% of the issued share capital of Pacific Wins Development Ltd. not being held by Tung Fong Hung Investment Limited for considerations of HK$42 million and HK$28 million, respectively. The transactions have been accounted for using the purchase method of accounting.

The effect of the acquisition is summarised as follows:

	HK$'000
Net assets acquired	51,199
Goodwill arising on acquisition	22,936
Total consideration	74,135
Satisfied by	
Cash	42,000
Promissory notes	13,000
Convertible note	15,000
	70,000
Legal and professional fees	4,135
	74,135
Net cash outflow arising on acquisition	
Cash consideration	(42,000)
Legal and professional fees	(4,135)
Bank balances and cash acquired	23,274
	(22,861)

The subsidiaries acquired during the period contributed approximately HK$107,080,000 to the Group's turnover and a profit of approximately HK$601,000 to the Group's profit from operations.

19. OPERATING LEASE COMMITMENTS

The Group as lessee

	Six months ended	
	30.9.2004	**30.9.2003**
	HK$'000	*HK$'000*
Property rentals paid by the Group during the period in respect of:		
Minimum lease payments	7,812	134
Contingent rents	1,421	–
	9,233	134

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	30.9.2004	**31.3.2004**
	HK$'000	*HK$'000*
Within one year	17,220	–
In the second to fifth year inclusive	20,683	–
	37,903	–

Operating lease payments represent rentals payable by the Group for certain of its office premises, factory premises and outlets. Leases are negotiated for an average term of three years and rentals are either fixed or, in addition to the fixed rentals, contingent rental based on a fixed percentage of the monthly gross turnover of the outlets.

20. POST BALANCE SHEET EVENT

Subsequent to 30th September, 2004, the Company entered into a conditional share placing agreement and a conditional convertible note placing agreement in relation to the appointment of a placing agent for the placing of 150,000,000 new ordinary shares of HK$0.01 each in the share capital of the Company at HK$0.4 and the placing of HK$100 million 2% 3-year convertible notes at an initial conversion price of HK$0.42 per share. The net estimated proceeds of HK$155 million from the shares and convertible notes issue is intended to be used for the repayment of certain short-term borrowings of approximately HK$35 million, the expansion of the Group's investment properties portfolio of approximately HK$90 million and the additional general working capital of the Group of approximately HK$30 million."

(ii) Management discussion and analysis

Set out below is the management discussion and analysis of the CTH Group's results and financials extracted from the interim report of CTH for the six months ended 30th September, 2004:

"Business Review

The Group's turnover for the six months ended 30th September, 2004 was approximately HK$175,398,000, representing a significant increase of nearly 500% of that of last year. Alongside, the Group has managed to reduce the loss for the period to HK$1,017,000 (six months ended 30th September, 2003: HK$14,661,000). The increase in turnover and improved bottom line was contributed by the operating result of the newly acquired medicine and health food business in May, 2004 and a general result of picking up of consumers' confidence in the property market in Hong Kong following the economic recovery.

Property Development

The Group was gradually making sales of its 13 residential units and a commercial unit at Talon Tower at Connaught Road West and recorded a turnover of HK$60,546,000 with a gross profit of HK$13,878,000 during the period. Profitability improvement is steadily seen in the property sales caused by the rising market prices. At the end of the period, there remain unsold units of 27 residential units and 2 commercial units.

Medicine Retailing And Manufacturing

Since the acquisition of the interest in the Chinese medicine retailer, "Tung Fong Hung", and the western pharmaceutical manufacturer, Jean-Marie Pharmacal Company Limited ("Jean-Marie"), the Group has diversified its operation into the medicine and health food business and has become a famous medicine brand owner and retailer in Hong Kong, the Mainland China, Canada, Taiwan and Macau. The division currently operates a total number of 69 retail outlets in these regions with a turnover of HK$107,080,000 since its inception. Taking advantage of the progressively recovering economy in Hong Kong and the continuing strong economic growth in the Mainland China in particular, the business achieved a rebound in sales from last year, consisting of a respective growth of 23% and 31% in sales in these two regions.

The western pharmaceutical manufacturer, Jean-Marie is putting efforts in expanding its distribution network and enhancing production efficiency. Sales to the local government are a new stream of business since Jean-Marie was licensed with the GMP (Good Manufacturing Practice) standard. The Group is also devoting resources to obtain licenses of its products in Hong Kong and potential markets to prepare for a sale break through. As Jean-Marie is still in transit in turning around, it sustained an operating loss during the period. This is, however, compensated by the profit of the Chinese medicine operation leading to a small profit of HK$601,000 during the period.

Financial Review

As at 30th September, 2004, the net asset value of the Group was HK$130,042,000, which showed a decrease of 0.1% from that of last year caused by the loss reported for the period. The Group maintained bank and cash balances of approximately HK$64,025,000, and the bank and other borrowings of HK$149,449,000. The bank borrowings of HK$70,451,000 comprised mainly a project loan relating to the construction of the property units at Talon Tower, a term loan for financing the construction of the plant in Tai Po for western pharmaceutical production, and documentary credits for trade settlements to suppliers. Other borrowings of HK$78,998,000 comprised a HK$15 million convertible note and HK$13 million promissory notes payable to vendors for outstanding consideration for the acquisition of the medicine and health food business. As effected by acquisition of the medicine and health food business that is operating on a comparatively higher gearing level, the gearing ratio of the Group (the ratio of total liabilities over total assets) increased to 62% (31st March, 2004: 44%). Given the improving profitability of the Group foreseen in the coming year, the directors believe that the leverage position will be reduced.

Most of these borrowings were interest bearing with reference to Hong Kong inter-bank offer rate or prime rate. The management believes that interest remains to be low in the capital market and therefore no hedge was made against interest rate fluctuation. Most of the assets and liabilities of the Group were denominated in Hong Kong dollars, the Board thus considered that the Group was not subject to any material exchange rate exposure.

Rewards For Employees

As a result of the acquisition of the medicine and health food business, the number of employees increased to 502 (30th September, 2003: 8) persons as at 30th September, 2004. The total personnel expenses amounted to approximately HK$18,805,000 (six months ended 30th September, 2003: HK$2,053,000). Employees are remunerated according to qualifications and experience, job nature and performance, with pay scale aligned with market conditions. The Group also provides other benefits such as medical, dental insurance cover and retirement schemes to the employees.

Prospects

Driven by the envisaged continuing growing numbers of travelers and the continuing recovery of local consumption sentiment, the retail environment in Hong Kong will be characterized by steady growth in the coming years. Should environmental factors be consistent, the same uprising trend is also expected in the property sector that will lead to further improvement in the Group's performance in the coming years.

The Group is keen to collaborate with well-established medicine and health food distributors through which distribution networks are expanded. During the period, we streamlined the retail management by transferring the retail operation in Singapore to a subsidiary of PSC Corporation Limited, a renowned consumer product distributor and a listed company in Singapore, that becomes our licensed operator of "Tung Fong Hung" medical stores in Singapore and other countries in the South East Asia. The company is also appointed the sole distributor of our products in that territories. In addition, active work programs are currently in place with a business partner in the Mainland China for the licensing and distribution of products of Jean-Marie and Tung Fong Hung there. The directors are entrusted with a stronger operating base to leap forward to a better year in 2005.

Subsequent to the interim reporting date on 15th December, 2004, the Company entered into two conditional agreements for the placing of new shares and convertible notes (the "Placing") raising a gross proceed of HK$160 million. The directors believe that the Placing will strengthen the Group's financial position and provide sufficient resources for its future business development."

INTRODUCTION TO THE PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

Pro forma financial information for the purpose of major transaction

For the purpose of the major transaction in relation to the Subscription, the unaudited pro forma statement of adjusted consolidated net tangible assets of the Group was prepared to illustrate the effect of Subscription only, details of which are set out under section (IV)(A) below.

Pro forma financial information for the purpose of possible very substantial acquisition

Subject to the terms of the Convertible Note and depending on the then shareholding structure of CTH and the extent to which the conversion rights of the Convertible Note are to be exercised by Loyal Concept, Loyal Concept may become interested in 30% or more of the enlarged issued share capital of CTH upon conversion of the Convertible Note. In such circumstances, Loyal Concept will be obliged to make a mandatory offer to the shareholders of CTH to acquire all the CTH Shares, other than those already owned or agreed to be acquired by Loyal Concept and parties acting in concert with it, in accordance with Rule 26 of the Takeovers Code.

In the event that Loyal Concept is obliged to make a mandatory offer to the shareholders of CTH pursuant to the Takeovers Code as mentioned above, further CTH Shares may be acquired by Loyal Concept in addition to the CTH Conversion Shares acquired upon conversion of the Convertible Note. Depending on the number of further CTH Shares which may be acquired by Loyal Concept pursuant to the aforesaid mandatory offer (if any) to the shareholders of CTH pursuant to the Takeovers Code, the acquisition of such additional equity interests in CTH, when aggregated with the CTH Conversion Shares to be issued on exercise of the conversion rights attached to the Convertible Note in accordance with Rule 14.22 of the Listing Rules, may constitute a very substantial acquisition for the Company under the Listing Rules.

Shareholders should note that as at the Latest Practicable Date, no decision has been made as to whether or when or the extent to which the conversion rights attached to the Convertible Note are to be exercised by Loyal Concept which may trigger an obligation for Loyal Concept to make a mandatory offer under the Takeovers Code. The Group does not have present intention to exercise the conversion rights attached to the Convertible Note within 12 months after Completion.

However, Shareholders should also note that in accordance with the terms of the Convertible Note, if at any time after the first anniversary of the issue date of the Convertible Note, the average closing price per CTH Share for 20 consecutive trading days is higher than HK$0.85 (subject to adjustments in the events of share consolidation or share subdivision), all the then outstanding Convertible Note will be deemed to be converted at the then prevailing conversion price.

For the purpose of the aforesaid possible very substantial acquisition for the Company, the accompanying (i) unaudited pro forma assets and liabilities statement of the Enlarged Group; (ii) unaudited pro forma income statement of the Enlarged Group; (iii) unaudited pro forma cash flow statement of the Enlarged Group; and (iv) unaudited pro forma statement of adjusted consolidated net tangible assets of the Group (under section (IV)(B) below in this appendix) were prepared to illustrate the effect of the Subscription after taking into account the CTH Shares to be issued to Loyal Concept upon the exercise of the conversion rights attached to the Convertible Note together with the possible acquisition of further CTH Shares by Loyal Concept pursuant the mandatory offer to the shareholders of CTH under the Takeovers Code which may be triggered by such conversion.

Shareholders should note that for illustrative purpose only, the accompanying pro forma financial information assumes that the Subscription and the further acquisition of equity interests in CTH in the event that the mandatory offer is triggered would be funded by internal resources and debt financing of the Group. However, as at the Latest Practicable Date, no final decision has been made by the Directors as to the way of funding for the Subscription and the mandatory offer in the event that such mandatory offer is triggered.

(I) THE UNAUDITED PRO FORMA ASSETS AND LIABILITIES STATEMENT OF THE ENLARGED GROUP

The following is the unaudited pro forma assets and liabilities statement of the Enlarged Group assuming that the Subscription had been completed as at 30th September, 2004, after taking into account the CTH Shares to be issued to Loyal Concept upon the exercise of the conversion rights attached to the Convertible Note together with the possible acquisition of further CTH Shares by Loyal Concept pursuant to the mandatory offer (if any) to the shareholders of CTH under the Takeovers Code which may be triggered by such conversion. The unaudited pro forma assets and liabilities statement was prepared based on the unaudited consolidated balance sheets of the Group and the CTH Group as at 30th September, 2004 extracted from the respective interim report of the Group and the CTH Group for the six months ended 30th September, 2004 with adjustments to reflect the effect of the Subscription.

This unaudited pro forma assets and liabilities statement was prepared for illustrative purpose only and because of its nature, it may not give a true picture of the financial position of the Enlarged Group at any dates.

	(A)	(B)		(C)=(A)+(B)	(D)	(E)		(F)=(C)+(D)+(E)
	The Group 30th September, 2004	Pro forma adjustments relating to the Subscription		The Group after pro forma adjustments	The CTH Group 30th September, 2004	Other pro forma adjustments		Pro forma Enlarged Group
	HK$'000	*HK$'000*	*Notes*	*HK$'000*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*
Non-current Assets								
Property, plant and equipment	74,713	-		74,713	69,054	-		143,767
Intangible assets	402,495	-		402,495	1,261	-		403,756
Goodwill	-	-		-	22,458	(22,458)	*(b)*	-
Negative goodwill	-	-		-	-	(46,889)	*(b)*	(46,889)
Interests in associates	847,695	-		847,695	11	-		847,706
Investments in securities	189,225	-		189,225	-	-		189,225
Convertible Note	-	450,000	*(a)*	450,000	-	(450,000)	*(c)*	-
Deferred tax assets	12,590	-		12,590	-	-		12,590
	1,526,718	450,000		1,976,718	92,784	(519,347)		1,550,155
Current Assets								
Other asset	145,085	-		145,085	-	-		145,085
Properties held for sale	-	-		-	71,990	-		71,990
Inventories	672,762	-		672,762	67,034	-		739,796
Trade and other receivables	719,328	-		719,328	35,201	-		754,529
Investments in securities	130,170	-		130,170	10,330	-		140,500
Short-term loans receivable	230,857	-		230,857	-	-		230,857
Other current assets	34,440	-		34,440	-	-		34,440
Pledged bank deposits	-	-		-	2,930	-		2,930
Bank balances and cash	33,748	-		33,748	64,025	389,305	*(d)*	487,078
	1,966,390	-		1,966,390	251,510	389,305		2,607,205
Current Liabilities								
Trade and other payables	(920,712)	-		(920,712)	(64,479)	-		(985,191)
Borrowings - due within one year	(270,618)	(450,000)	*(a)*	(720,618)	(119,449)	(33)	*(e)*	(840,100)
Obligation under finance lease - due within one year	-	-		-	(33)	33	*(e)*	-
Taxation	(21,969)	-		(21,969)	(179)	-		(22,148)
Other current liabilities	(4,300)	-		(4,300)	-	-		(4,300)
Bank overdrafts	(24,541)	-		(24,541)	-	-		(24,541)
	(1,242,140)	(450,000)		(1,692,140)	(184,140)	-		(1,876,280)
Net Current Assets	724,250	(450,000)		274,250	67,370	389,305		730,925
	2,250,968	-		2,250,968	160,154	(130,042)		2,281,080

	(A) The Group 30th September, 2004 HK$'000	(B) Pro forma adjustments relating to the Subscription HK$'000	Notes	(C)=(A)+(B) The Group after pro forma adjustments HK$'000	(D) The CTH Group 30th September, 2004 HK$'000	(E) Other pro forma adjustments HK$'000	Notes	(F)=(C)+(D)+(E) Pro forma Enlarged Group HK$'000
Capital and Reserves								
Share capital	1,866	–		1,866	1,288	(1,288)	(f)	1,866
Reserves	1,825,356	–		1,825,356	128,754	(128,754)	(f)	1,825,356
	1,827,222	–		1,827,222	130,042	(130,042)		1,827,222
Minority interests	413,290	–		413,290	–	–		413,290
Non-current Liabilities								
Borrowings – due after one year	8,001	–		8,001	30,000	112	(e)	38,113
Obligation under finance lease – due after one year	–	–		–	112	(112)	(e)	–
Amount due to a minority shareholder	2,395	–		2,395	–	–		2,395
Deferred tax liabilities	60	–		60	–	–		60
	10,456	–		10,456	30,112	–		40,568
	2,250,968	–		2,250,968	160,154	(130,042)		2,281,080

(II) THE UNAUDITED PRO FORMA INCOME STATEMENT OF THE ENLARGED GROUP

The following is the unaudited pro forma income statement of the Enlarged Group assuming that the Subscription had been completed as at 1st April, 2003, the beginning of the financial period of the Group, after taking into account the CTH Shares to be issued to Loyal Concept upon the exercise of the conversion rights attached to the Convertible Note together with the possible acquisition of further CTH Shares by Loyal Concept pursuant to the mandatory offer (if any) to the shareholders of CTH under the Takeovers Code which may be triggered by such conversion. The unaudited pro forma income statement was prepared based on the audited consolidated income statement of the Group and the CTH Group for the year ended 31st March, 2004 with adjustments to reflect the effect of the Subscription.

This unaudited pro forma income statement was prepared for illustrative purpose only and because of its nature, it may not give a true picture of the results of the Enlarged Group for any financial periods.

	(A)	(B)		(C)=(A)+(B)	(D)	(E)		(F)=(C)+(D)+(E)
	The Group 31st March, 2004	Pro forma adjustments relating to the Subscription		The Group after pro forma adjustments	The CTH Group 31st March, 2004	Other pro forma adjustments		Pro forma Enlarged Group
	HK$'000	*HK$'000*	*Notes*	*HK$'000*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*
Turnover	5,009,930	-		5,009,930	63,514	3,566	*(i)*	5,077,010
Cost of sales	(3,921,842)	-		(3,921,842)	(55,429)	(16,625)	*(i)*	(3,993,896)
Allowance for properties held for sale	-	-		-	(6,006)	-		(6,006)
Gross profit	1,088,088	-		1,088,088	2,079	(13,059)		1,077,108
Other operating income	117,563	8,660	*(g)*	126,223	7,267	(3,036)	*(g), (i) & (j)*	130,454
Unrealized holding gain on other investments	-	-		-	1,640	(1,640)	*(i)*	-
Doubtful debts recovered	-	-		-	20	(20)	*(i)*	-
Distribution and selling expenses	(688,528)	-		(688,528)	-	-		(688,528)
Administrative expenses	(283,709)	-		(283,709)	(11,383)	20	*(i)*	(295,072)
Deficit arising on revaluation of investment properties	-	-		-	(8,800)	-		(8,800)
Loss on disposal of investment in securities	-	-		-	(13,059)	13,059	*(i)*	-
Other operating expenses	(4,598)	-		(4,598)	-	-		(4,598)
Profit (loss) from operations	228,816	8,660		237,476	(22,236)	(4,676)		210,564
Finance costs	(26,440)	(31,586)	*(h)*	(58,026)	(15,585)	-		(73,611)
Share of results of associates	(73,463)	-		(73,463)	-	-		(73,463)
Net gain on disposal of subsidiaries and associates	10,377	-		10,377	30	-		10,407
Release of negative goodwill arising on acquisition of CTH	-	-		-	-	10,205	*(k)*	10,205
Amortization of goodwill arising on acquisition of associates	(17,651)	-		(17,651)	-	-		(17,651)
Profit (loss) before income tax	121,639	(22,926)		98,713	(37,791)	5,529		66,451
Income tax expense	(27,846)	-		(27,846)	-	-		(27,846)
Profit (loss) before minority interests	93,793	(22,926)		70,867	(37,791)	5,529		38,605
Minority interests	(80,493)	-		(80,493)	8,179	-		(72,314)
Profit (loss) for the year	13,300	(22,926)		(9,626)	(29,612)	5,529		(33,709)
Earnings (loss) per Share								
Basic	HK$0.08				HK$(0.25)		*(l)*	HK$(0.205)
Diluted	N/A				N/A		*(l)*	N/A
Pro forma weighted average number of Shares							*(l)*	164,240,000

(III) THE UNAUDITED PRO FORMA CASH FLOW STATEMENT OF THE ENLARGED GROUP

The following is the unaudited pro forma cash flow statement of the Enlarged Group assuming that the Subscription had been completed as at 1st April, 2003, the beginning of the financial period of the Group, after taking into account the CTH Shares to be issued to Loyal Concept upon the exercise of the conversion rights attached to the Convertible Note together with the possible acquisition of further CTH Shares by Loyal Concept pursuant to the mandatory offer (if any) to the shareholders of CTH under the Takeovers Code which may be triggered by such conversion. The unaudited pro forma cash flow statement was prepared based on the audited consolidated cash flow statement of the Group and the CTH Group for the year ended 31st March, 2004 with adjustments to reflect the effect of the Subscription.

This unaudited pro forma cash flow statement was prepared for illustrative purpose only and because of its nature, it may not give a true picture of the results of the Enlarged Group for any financial periods.

	(A)	(B)		(C)=(A)+(B)	(D)	(E)		(F)=(C)+ (D)+(E)
	The Group 31st March, 2004	Pro forma adjustments relating to the Subscription		The Group after pro forma adjustments	The CTH Group 31st March, 2004	Other pro forma adjustments		Pro forma Enlarged Group
	HK$'000	*HK$'000*	*Notes*	*HK$'000*	*HK$'000*	*HK$'000*	*Notes*	*HK$'000*
OPERATING ACTIVITIES								
Profit (loss) from operation	228,816	8,660	*(g)*	237,476	(22,236)	(4,676)	*(g)&(j)*	210,564
Adjustments for:								
Interest income	(22,728)	(8,660)	*(g)*	(31,388)	(5,720)	4,676	*(g)&(j)*	(32,432)
Net unrealized holding gain on other investments	(16,829)	–		(16,829)	(1,640)	–		(18,469)
Net gain on disposal of investment securities	(9,577)	–		(9,577)	–	–		(9,577)
Loss on disposal of other investments	–	–		–	13,059	(13,059)	*(m)*	–
Gain on disposal of other asset	(5,660)	–		(5,660)	–	–		(5,660)
Amortization of intangible assets	44,137	–		44,137	–	–		44,137
Allowance for slow moving and obsolete inventories	24,679	–		24,679	–	–		24,679
Depreciation and amortization of property, plant and equipment	19,632	–		19,632	183	–		19,815
Deficit arising on revaluation of investment properties	–	–		–	8,800	–		8,800
Allowance for properties held for sale	–	–		–	6,006	–		6,006
Allowance for loans receivable	16,653	–		16,653	–	–		16,653
Allowance for margin loans receivable	5,300	–		5,300	–	–		5,300
Impairment loss on goodwill arising from acquisition of a subsidiary	4,598	–		4,598	–	–		4,598
Release of negative goodwill	–	–		–	(747)	–		(747)
Allowance for (write-back of) bad and doubtful debts	3,208	–		3,208	(20)	–		3,188
Loss (gain) on disposal of property, plant and equipment	696	–		696	(1,053)	–		(357)

	(A) The Group 31st March, 2004 HK$'000	(B) Pro forma adjustments relating to the Subscription HK$'000	Notes	(C)=(A)+(B) The Group after pro forma adjustments HK$'000	(D) The CTH Group 31st March, 2004 HK$'000	(E) Other pro forma adjustments HK$'000	Notes	(F)=(C)+(D)+(E) Pro forma Enlarged Group HK$'000
Operating cash flows before movements in working capital	292,925	–		292,925	(3,368)	(13,059)		276,498
Decrease in properties held for sale	–	–		–	41,144	–		41,144
Increase in inventories	(367,669)	–		(367,669)	–	–		(367,669)
Increase in trade and other receivables	(552,508)	–		(552,508)	(884)	–		(553,392)
Decrease in other investments	38,877	–		38,877	–	13,059	*(m)*	51,936
Decrease in margin loans receivable	13,422	–		13,422	–	–		13,422
Increase (decrease) in trade and other payables	468,621	–		468,621	(5,431)	–		463,190
Decrease in margin loans payable	(769)	–		(769)	–	–		(769)
Increase in bills payable	2,458	–		2,458	–	–		2,458
Cash (used in) generated from operations	(104,643)	–		(104,643)	31,461	–		(73,182)
Interest and finance charges paid	(14,155)	–		(14,155)	(16,899)	–		(31,054)
Loan arrangement fees paid	–	–		–	(1,800)	–		(1,800)
Overseas tax paid	(41,262)	–		(41,262)	–	–		(41,262)
Hong Kong Profits Tax refund	104	–		104	–	–		104
NET CASH (USED IN) GENERATED FROM OPERATING ACTIVITIES	(159,956)	–		(159,956)	12,762	–		(147,194)
INVESTING ACTIVITIES								
Repayment of short-term loans receivable	288,623	–		288,623	–	–		288,623
Proceeds from partial disposal of shareholding in a subsidiary	274,085	–		274,085	–	–		274,085
Interest received	21,093	–		21,093	5,720	–		26,813
Amounts repaid by associates	19,797	–		19,797	–	–		19,797
Decrease in pledged bank deposits	19,226	–		19,226	–	–		19,226
Proceeds from disposal of investment securities	9,957	–		9,957	10,376	–		20,333
Acquisition of investments in securities	–	–		–	(5,170)	–		(5,170)
Loans repaid by associates	6,496	–		6,496	–	–		6,496
Dividend received from an associate	4,257	–		4,257	–	–		4,257
Proceeds from disposal of property, plant and equipment	3,127	–		3,127	2,850	–		5,977
Increase in short-term loans receivable	(465,317)	–		(465,317)	–	–		(465,317)
Subscription of Convertible Note	–	(450,000)	*(a)*	(450,000)	–	450,000	*(c)*	–
Acquisition of a subsidiary	(130,508)	–		(130,508)	–	64,549	*(c)&(n)*	(65,959)
Acquisition of an associate	(19,348)	–		(19,348)	–	–		(19,348)
Purchase of property, plant and equipment	(17,726)	–		(17,726)	–	–		(17,726)
Acquisition of patent	(8,065)	–		(8,065)	–	–		(8,065)
Addition to other assets	(5,425)	–		(5,425)	–	–		(5,425)
Disposal of subsidiaries	(5)	–		(5)	10	–		5

	(A) The Group 31st March, 2004 HK$'000	(B) Pro forma adjustments relating to the Subscription HK$'000	Notes	(C)=(A)+(B) The Group after pro forma adjustments HK$'000	(D) The CTH Group 31st March, 2004 HK$'000	(E) Other pro forma adjustments HK$'000	Notes	(F)=(C)+(D)+(E) Pro forma Enlarged Group HK$'000
NET CASH FROM (USED IN) INVESTING ACTIVITIES	267	(450,000)		(449,733)	13,786	514,549		78,602
FINANCING ACTIVITIES								
Bank loans raised	575,079	450,000	(a)	1,025,079	59,016	–		1,084,095
Proceeds from issue of shares	99,484	–		99,484	2,176	–		101,660
Other loans raised	94,396	–		94,396	–	–		94,396
Repayments of bank loans	(606,873)	–		(606,873)	(143,025)	–		(749,898)
Repayments of other loans	(56,239)	–		(56,239)	–	–		(56,239)
Dividends paid	(11,221)	–		(11,221)	–	–		(11,221)
Repayments of obligations under finance lease	(1,137)	–		(1,137)	–	–		(1,137)
New loans from minority shareholders of a subsidiary	–	–		–	15,309	–		15,309
NET CASH FROM (USED IN) FINANCING ACTIVITIES	93,489	450,000		543,489	(66,524)	–		476,965
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(66,200)	–		(66,200)	(39,976)	514,549		408,373
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	202,157	–		202,157	120,112	–		322,269
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	5,137	–		5,137	–	–		5,137
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	141,094	–		141,094	80,136	514,549		735,779
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS								
Bank balances and cash	164,360	–		164,360	80,136	514,549		759,045
Bank overdrafts	(23,266)	–		(23,266)	–	–		(23,266)
	141,094	–		141,094	80,136	514,549		735,779

Notes:

(a) The adjustment reflects the payment of HK$450,000,000 by the Group for the subscription of Convertible Note to be issued by CTH.

(b) The adjustment reflects the negative goodwill of HK$46,889,000 arising from the conversion of the Convertible Note by Loyal Concept and further acquisition of equity interest of CTH under the mandatory offer (if any) as mentioned in (d) below. The negative goodwill is calculated as the difference between the total consideration of HK$1,056,695,000 to be paid assuming full acceptance of the mandatory offer and the adjusted net asset value of the CTH Group of HK$1,103,584,000. The adjusted net asset value represents the net asset value of the CTH Group of HK$130,042,000 with exclusion of its internally generated goodwill of HK$22,458,000 as at 30th September, 2004 and the net proceeds of HK$996,000,000 from the Aggregate Subscription and CTH Placing mentioned in (d) below.

(c) The adjustment reflects the exercise of the conversion rights attached to the Convertible Note by the Group.

(d) The adjustment reflects;

- the payment of HK$606,695,000 by the Group for the acquisition of CTH Shares under the mandatory offer (if any) to the shareholders of CTH which may be made by Loyal Concept under the Takeovers Code as mentioned in the paragraph headed "Shareholding structure of CTH" in the "Letter from the Board" contained in this circular on the assumption that the offer price for the mandatory offer will equal to the Initial Conversion Price and there will be full acceptance by the shareholders of CTH for such offer. Based on 128,852,656 CTH Shares in issue as at 30th September, 2004 and the respective 2,172,727,272 CTH Shares and 100,000,000 CTH Shares to be issued upon full conversion of the Aggregate Subscription Convertible Notes and CTH Placing Convertible Notes at the Initial Conversion Price, a total of 2,401,579,928 CTH Shares are expected to be in issue of which 1,022,727,272 CTH Shares will be held by Loyal Concept and its concert parties. Accordingly, 1,378,852,656 CTH Shares are assumed to be subject to the mandatory offer; and

- the net proceeds of HK$996,000,000 from the issue by CTH of the Aggregate Subscription Convertible Notes and the CTH Placing Convertible Notes with an aggregate principal amount of HK$1,000,000,000 on the assumption that the mandatory offer and the conversion of the Aggregate Subscription Convertible Notes and the CTH Placing Convertible Notes took place on the same day. As at the Latest Practicable Date, no decision have been made by the Directors as to whether or when or the extent to which the conversion rights attached to the Convertible Note are to be exercised which may trigger an obligation under the Takeovers Code to make a mandatory offer.

(e) Certain amounts in the assets and liabilities statement of the CTH Group have been reclassified to conform with the Group's presentation.

(f) The adjustment reflects the elimination of share capital and pre-acquisition reserves of CTH after the mandatory offer (if any) to the shareholders of CTH which may be made by Loyal Concept under the Takeovers Code as mentioned in (d) above.

(g) The adjustment reflects the interest income of HK$8,660,000 generated from the Convertible Note held by the Group based on the effective interest rate calculated on the redemption amount of the Convertible Note on the Maturity Date. This amount is fully reversed in other pro forma adjustments on the assumption that the conversion rights attached to the Convertible Note is exercised as mentioned in (c) above.

(h) The adjustment reflects the interest expenses on the borrowings of HK$450,000,000 for the Subscription at prevailing market rate.

(i) Certain amounts in the income statement of CTH have been reclassified to conform with the Group's presentation.

(j) The adjustment reflects the interest income of HK$3,984,000 generated from the net proceeds of HK$394,437,000, arising from the receipts of net proceeds of HK$996,000,000 from the Aggregate Subscription and CTH Placing to be received by CTH less payment of HK$601,563,000 (as mentioned in (n) below) by the Group for acquisition of CTH Shares under the mandatory offer (if any) to the shareholders of the CTH, calculated at the prevailing market rate.

(k) The adjustment reflects the release of negative goodwill of HK$10,205,000 arising from the conversion of the Convertible Note by Loyal Concept and further acquisition of equity interest of CTH under the mandatory offer (if any) to the shareholders of CTH which based on the consideration of HK$1,051,563,000 to be paid assuming full acceptance of mandatory offer and the adjusted net asset value of the CTH Group of HK$1,153,612,000. The adjusted net asset value represents the net asset value of the CTH Group of HK$157,612,000 as at 1st April, 2003 and the net proceeds of HK$996,000,000 from the Aggregate Subscription and CTH Placing mentioned in (d) above. The amortization period adopted for negative goodwill is 10 years.

(l) The calculation of pro forma basic loss per Share at 31st March, 2004 was based on the pro forma combined net loss of the Enlarged Group of HK$33,709,000 and a pro forma weighted average number of Shares outstanding during the year ended 31st March, 2004 of 164,240,000. The computation of diluted earnings per Share for the year ended 31st March, 2004 has not assumed the exercise of the outstanding share options of the Company as the exercise price of those options is higher than the average market price for shares for the year.

(m) Certain amounts in the cash flow statement of CTH have been reclassified to conform with the Group's presentation.

(n) The adjustment reflects:

- the payment of HK$601,563,000 by the Group for the acquisition of CTH Shares under the mandatory offer (if any) to the shareholders of CTH which may be made by Loyal Concept under the Takeovers Code as mentioned in the paragraph headed "Shareholding structure of CTH" in the "Letter from the Board" contained in this circular on the assumption that the offer price for the mandatory offer will equal to the Initial Conversion Price and there will be full acceptance by the shareholders of CTH for such offer. Based on 117,187,656 CTH Shares in issue as at 1st April, 2003 and the respective 2,172,727,272 CTH Shares and 100,000,000 CTH Shares to be issued upon full conversion of the Aggregate Subscription Convertible Notes and CTH Placing Convertible Notes at the Initial Conversion Price, a total of 2,389,914,928 CTH Shares are expected to be in issue of which 1,022,727,272 CTH Shares will be held by Loyal Concept and its concert parties. Accordingly, 1,367,187,656 CTH Shares are assumed to be subject to the mandatory offer;
- the net proceeds of HK$996,000,000 from the issue by CTH of the Aggregate Subscription Convertible Notes and CTH Placing Convertible Notes with an aggregate principal amount of HK$1,000,000,000; and
- the inflow from the acquisition of CTH's bank balances and cash of HK$120,112,000 as at 1st April, 2003.

The above pro forma adjustments have not taken into account:

- the net proceeds from the placing of shares of the Company of HK$118,000,000, details of which are set out in the announcement of the Company dated 23rd November, 2004;
- the proceeds of HK$100,000,000 from the issue of the 2005 February CTH Convertible Notes (details are set out in the announcement of CTH dated 15th December, 2004), of which principal amount of HK$30,000,000 has been converted into CTH Shares at a conversion price of HK$0.42 and the balance of HK$70,000,000 remains outstanding;
- the effect on shareholding of CTH in the event that the conversion rights attached to the outstanding 2005 February CTH Convertible Notes are exercised;
- the proceeds of HK$15,000,000 from the issue of the Pacific Wins CTH Convertible Notes (details are set out in the announcement of CTH dated 24th March, 2004) which have been fully converted into CTH Shares at a conversion price of HK$0.45;
- the net proceeds of HK$19,250,000 from the placement of 25,000,000 CTH Shares at HK$0.81 per CTH Share, details of which are set out in the announcement of CTH dated 28th December, 2004; and
- the net proceeds of HK$55,000,000 from the placement of 150,000,000 CTH Shares at HK$0.40 per CTH Share, details of which are set out in the announcement of CTH dated 15th December, 2004.

(IV) UNAUDITED PRO FORMA STATEMENT OF ADJUSTED CONSOLIDATED NET TANGIBLE ASSETS OF THE GROUP

(A) For the Subscription only

The following unaudited pro forma statement of adjusted consolidated net tangible assets of the Group was prepared based on the unaudited consolidated balance sheet of the Group as at 30th September, 2004 as set out in Appendix I to this circular with the adjustments to reflect the effect of the Subscription and has been prepared as if the transaction had taken place on 30th September, 2004.

This unaudited pro forma statement of adjusted consolidated net tangible assets was prepared for illustrative purpose only and because of its nature, it may not give a true picture of the financial position of the Group as at the date to which it is made up or at any future date.

	As at 30th September, 2004 (Unaudited) *(Notes 1 & 3)* *HK$'000*	Adjustments *(Note 2)* *HK$'000*	Pro forma *(Note 3)* *HK$'000*
Net tangible assets	1,037,058	–	1,037,058

Notes:

1. The unaudited pro forma consolidated net tangible assets of the Group as at 30th September, 2004 is calculated as follow:

	HK$'000
Unaudited consolidated net assets of the Group as at 30th September, 2004	1,827,222
Less: Intangible assets	(402,495)
Goodwill included in interests in associates	(242,584)
Other asset in relation to a land development project in Zhuhai, the PRC whereby the Group is entitled to the exclusive development right and the right to obtain the land for development	(145,085)
	1,037,058

2. The adjustments include:

	HK$'000
Convertible Note to be issued to the Group pursuant to the Subscription Agreement	450,000
Consideration to be paid for the Convertible Note by the Group pursuant to the Subscription Agreement	(450,000)
	–

3. Unaudited pro forma adjusted consolidated net tangible assets per Share as at 30th September, 2004 and after Completion based on 186,553,202 Shares in issue as at 30th September, 2004 (not taking into account the scrip dividend of 75,210 Shares declared in October 2004 and share placement of 37,000,000 Shares in December 2004) HK$5.559

(B) Assuming the conversion rights attached to the Convertible Note are exercised by Loyal Concept in full and a mandatory offer is triggered by such conversion

The following unaudited pro forma statement of adjusted consolidated net tangible assets of the Group was prepared based on the unaudited consolidated balance sheet of the Group as at 30th September, 2004 as set out in Appendix I to this circular after taking into account the CTH Shares to be issued to Loyal Concept upon the exercise of the conversion rights attached to the Convertible Note together with the possible acquisition of further CTH Shares by Loyal Concept pursuant to the mandatory offer (if any) to the shareholders of CTH under the Takeovers Code which may be triggered by such conversion, and was prepared as if the transaction had taken place on 30th September, 2004.

This unaudited pro forma statement of adjusted consolidated net tangible assets was prepared for illustrative purpose only and because of its nature, it may not give a true picture of the financial position of the Enlarged Group as at the date to which it is made up or at any future date.

	As at 30th September, 2004 (Unaudited) *(Notes 1 & 3)* *HK$'000*	**Adjustments** *(Note 2)* *HK$'000*	**Pro forma Enlarged Group** *(Note 4)* *HK$'000*
Net tangible assets	1,037,058	45,628	1,082,686

Notes:

1. The unaudited pro forma consolidated net tangible assets of the Group as at 30th September, 2004 is calculated as follow:

	HK$'000
Unaudited consolidated net assets of the Group as at 30th September, 2004	1,827,222
Less: Intangible assets	(402,495)
Goodwill included in interest in associates	(242,584)
Other asset in relation to a land development project in Zhuhai, the PRC whereby the Group is entitled to the exclusive development right and the right to obtain the land for development	(145,085)
	1,037,058

2. The adjustments include:

	HK$'000
Unaudited consolidated net assets of CTH as at 30th September, 2004	130,042
Net proceeds from the Aggregate Subscription Convertible Notes and CTH Placing Convertible Notes which are assumed to be fully converted into CTH Shares	996,000
Consideration to be paid for the Convertible Note by the Group pursuant to the Subscription Agreement	(450,000)
Consideration for the mandatory offer which may be made to the shareholders of CTH	(606,695)
Intangible assets of CTH as at 30th September, 2004	(1,261)
Goodwill of CTH as at 30th September, 2004	(22,458)
	45,628

3. Unaudited pro forma adjusted consolidated net tangible assets per Share as at 30th September, 2004 based on 186,553,202 Shares in issue as at 30th September, 2004 (not taking into account of the scrip dividend of 75,210 Shares declared in October 2004 and share placement of 37,000,000 Shares in December 2004) HK$5.559

4. Unaudited pro forma adjusted consolidated net tangible assets per Share taking into account the CTH Shares to be issued to Loyal Concept upon the exercise of the conversion rights attached to the Convertible Note together with the possible acquisition of further CTH Shares by Loyal Concept pursuant to the mandatory offer (if any) to the shareholders of CTH under the Takeovers Code which may be triggered by such conversion and based on 186,553,202 Shares in issue as at 30th September, 2004 (not taking into account the scrip dividend of 75,210 Shares declared in October 2004 and share placement of 37,000,000 Shares in December 2004) HK$5.804

5. REPORT ON PRO FORMA FINANCIAL INFORMATION

The following is the text of a report received from Deloitte Touche Tohmatsu, Certified Public Accountants, Hong Kong, for inclusion in this circular, in respect of the pro forma financial information of the Enlarged Group as set out in this appendix.

Deloitte.
德勤

德勤・關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

7th June, 2005

The Directors
Hanny Holdings Limited
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Dear Sirs,

We report on the unaudited pro forma financial information of Hanny Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") and Cheung Tai Hong Holdings Limited ("CTH") and its subsidiaries (together with the Group hereinafter referred to as the "Enlarged Group") set out in Appendix III (the "Unaudited Pro Forma Financial Information") to the circular dated 7th June, 2005 (the "Circular") in connection with the proposed subscription of the convertible note of CTH (the "Subscription"), which has been prepared by the directors of the Company (the "Directors"), for illustrative purposes only, to provide information about how the Subscription might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors to prepare the Unaudited Pro Forma Financial Information in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

It is our responsibility to form an opinion, as required by paragraph 29(7) of Chapter 4 of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the listing rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the Directors.

Our work does not constitute an audit or a review in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants and accordingly we do not express any such assurance on the Unaudited Pro Forma Financial Information.

The Unaudited Pro Forma Financial Information has been prepared on the basis set out in Appendix III to the Circular for illustrative purpose only and, because of its nature, it may not give an indicative financial position of the Enlarged Group as at 30th September, 2004 or at any future date or an indicative results and cash flows of the Enlarged Group for the year ended 31st March, 2004 or at any future period.

Opinion

In our opinion:

a) the Unaudited Pro Forma Financial Information has been properly compiled on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

Yours faithfully,
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information (other than those relating to CTH) contained in this circular, and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

The information relating to CTH contained in this circular has been taken from CTH's annual reports and accounts for the three years ended 31st March, 2004, CTH's interim report and accounts for the six months ended 30th September, 2004 and from public announcements and circulars issued by CTH. The only responsibility accepted by the Directors in respect of information relating to CTH is to ensure that it has been correctly and fairly reproduced or presented.

2. DISCLOSURE OF INTERESTS

(i) Directors' interests and short positions in the shares, underlying shares and debentures of the Company

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporation (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"); or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

(a) Interests in the Shares of the Company

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of Shares held in the Company	Approximate % of the ordinary issued share capital of the Company
Dr. Chan Kwok Keung, Charles ("Dr. Chan") *(refer to notes)*	Long position	Interest of controlled corporation	Corporate interest	45,798,813	20.48%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	1,750,000	0.78%

Notes:

1. This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

2. Dr. Chan is deemed to have a corporate interest in 45,798,813 Shares by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest was detailed and duplicated with the interests as shown in the paragraph "Interests and short positions of Shareholders discloseable under the SFO" below.

(b) Interests in equity derivatives (as defined in the SFO) of the Company

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options	Exercise price per Share HK$	Approximate % of the ordinary issued share capital of the Company
Dr. Chan	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	4,000,000	2.9888	1.79%
				2.23.2004 to 2.22.2006	1,600,000	3.415	0.72%
Dr. Yap, Allan	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	3,250,000	2.9888	1.45%
				2.23.2004 to 2.22.2006	1,600,000	3.415	0.72%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	2.23.2004 to 2.22.2006	1,600,000	3.415	0.72%
Mr. Chan Kwok Hung	Long position	Beneficial owner	Personal interest	8.31.2001 to 8.30.2006	1,750,000	2.9888	0.78%
				2.23.2004 to 2.22.2006	1,600,000	3.415	0.72%

(c) Interests in associated corporation (as defined in the SFO) of the Company

(i) Interests in shares of China Strategic Holdings Limited ("CSHL")

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of shares held in CSHL	Approximate % of the ordinary issued share capital of CSHL
Dr. Chan	Long position	Interest of controlled corporation *(Note)*	Corporate interest	258,819,795	29.36%

Note:

Dr. Chan owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns approximately 33.55% of the entire issued ordinary share capital of ITC Corporation Limited ("ITC"). ITC owns the entire interest in ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Hollyfield Group Limited ("Hollyfield"). Hollyfield owns approximately 49.58% of the entire issued share capital of Paul Y. - ITC Construction Holdings Limited ("Paul Y"). Paul Y owns the entire interest in Paul Y. - ITC Investments Group Limited ("PYITCIG"). PYITCIG owns the entire interest in Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan Developments Limited ("Calisan").

Accordingly, Dr. Chan is deemed to be interested in 258,819,795 shares of CSHL which are held by Calisan by virtue of his interests in Chinaview.

(ii) Interests in PSC Corporation Ltd ("PSC")

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of Share Options	Exercise price per share S$	Approximate % of the issued share capital of PSC
Dr. Yap, Allan	Long position	Beneficial owner	Personal interest	8.20.2004 to 8.19.2013	5,000,000	0.105	0.27%
Mr. Lui Siu Tsuen, Richard	Long position	Beneficial owner	Personal interest	8.20.2004 to 8.19.2013	2,000,000	0.105	0.11%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had: (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(ii) Interests and short positions of Shareholders discloseable under the SFO

So far as is known to the Directors and chief executives of the Company, as at the Latest Practicable Date, the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

(a) Interests in the Shares of the Company

Name of Shareholders	*Note*	Long Position/ Short Position	Capacity	Number of Shares of the Company held	Number of underlying shares (unlisted equity derivatives of the Company) held	Approximate% of the ordinary issued share capital of the Company
Ms. Ng Yuen Lan, Macy	*1*	Long Position	Interest of spouse	45,798,813	–	20.48%
Ms. Ng Yuen Lan, Macy	*1*	Long Position	Interest of spouse	–	5,600,000	2.50%
Dr. Chan	*1*	Long Position	Interest of controlled corporation	45,798,813	–	20.48%
Dr. Chan	*1*	Long Position	Beneficial owner	–	5,600,000	2.50%
Chinaview	*1*	Long Position	Interest of controlled corporation	45,798,813	–	20.48%
Galaxyway	*1*	Long Position	Interest of controlled corporation	45,798,813	–	20.48%

Name of Shareholders	Note	Long Position/ Short Position	Capacity	Number of Shares held	Number of underlying shares (unlisted equity derivatives of the Company) held	Approximate% of the ordinary issued share capital of the Company
ITC	1	Long position	Interest of controlled corporation	45,798,813	–	20.48%
ITC Investment	1	Long position	Interest of controlled corporation	45,798,813	–	20.48%
Mankar Assets Limited ("Mankar")	1	Long position	Interest of controlled corporation	45,798,813	–	20.48%
Famex Investment Limited ("Famex")	1	Long position	Beneficial owner	45,798,813	–	20.48%
OZ Management, L.L.C.	2	Long position	Investment manager	11,976,000	–	5.36%
OZ Master Fund, Ltd.	2	Long position	Beneficial owner	11,642,000	–	5.21%
Deutsche Bank Aktiengesellschaft		Long position	Beneficial owner	2,700,400	–	1.21%
Deutsche Bank Aktiengesellschaft		Long position	Security interest	17,570,000	–	7.86%
Christian Toggenburger		Long position	Beneficial owner	11,342,536	–	5.07%
Christian Toggenburger		Long position	Interests held jointly with another person	2,741,464	–	1.23%
Aeneas Capital Management LP		Long position	Investment manager	11,896,000	–	5.32%

Notes:

1. Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 45,798,813 shares of the Company which are held by Famex. Ms. Ng Yuen Lan, Macy is deemed to be interested in 5,600,000 underlying shares (in respect of unlisted equity derivatives) of the Company held by Dr. Chan.

2. OZ Master Fund, Ltd., Topanga XI, Inc. and Fleet Maritime Inc. are investment funds managed by OZ Management, L.L.C. OZ Management, L.L.C. is the legal shareholder of 11,976,000 shares in the Company which are held by OZ Management, L.L.C. as investment manager on behalf of OZ Master Fund, Ltd., Topanga XI, Inc. and Fleet Maritime Inc.. OZ Master Fund, Ltd., Topanga XI, Inc. and Fleet Maritime Inc. are each beneficially interested in 11,642,000 shares, 146,000 shares and 188,000 shares in the Company, respectively.

(b) Substantial shareholding in other members of the Group

As at the Latest Practicable Date, so far as is known to the Directors and the chief executive of the Company, the following parties, other than a Director or chief executive of the Company, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of Subsidiary	Name of Shareholder	% of the ordinary issued share capital
Digital Communications Limited	Global 2000 Management Limited	40%
Cyber Business Network (Singapore) Pte. Ltd.	Great Wealth Capital Ltd.	21.5%
	Picador International Ltd.	20%
Memorex Holdings Limited	Global Media Limited	35%

Save as disclosed above, the Directors and the chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group or had any options in respect of such shares.

3. MATERIAL CONTRACTS

The following contracts (not being contracts entered into the ordinary course of business) have been entered into by members of the Group within the two years preceding the date of this circular and are or may be material:

(i) the sale and purchase agreement dated 25th October, 2003 entered into between the Company and Global Media Limited ("Global Media") relating to the disposal of a 35% interest in Memorex Holdings Limited;

(ii) the call option agreement dated 5th December, 2003 entered into between the Company and Global Media relating to certain call option arrangements;

(iii) the deed of indemnity dated 5th December, 2003 entered into between the Company and Global Media;

(iv) the placing and subscription agreement dated 28th January, 2004 entered into between ITC, the Company and Young Champion Securities Limited ("Young Champion") relating to the placing and subscription of 21,500,000 Shares;

(v) the placing and subscription agreement dated 23rd November, 2004 entered into between ITC, the Company and Young Champion relating to the placing and subscription of 37,000,000 Shares;

(vi) the sale and purchase agreement dated 31st January, 2005 entered into between Pacific Development Co. Ltd., Pacific Auto Co. Ltd. and TFN Multi-Media Co., Ltd. relating to the disposal of a 8.04% interest of Fu Yang Investment Co., Ltd.;

(vii) the sale and purchase agreement dated 10th March, 2005 entered into between, inter alia, Nation Field Limited ("Nation Field"), Paul Y and the Company for the acquisition by Nation Field of an aggregate of 270,000,000 shares in the capital of CSHL from Paul Y and the Company;

(viii) the Subscription Agreement;

(ix) the underwriting agreement dated 21st April, 2005 (the "Ruili Underwriting Agreement") entered into between the Company, Ruili Holdings Limited ("Ruili") and Tai Fook Securities Company Limited in relation to the underwriting of the rights shares of Ruili; and

(x) the subscription agreement dated 21st April, 2005 (the "Ruili Subscription Agreement") entered into between the Company and Ruili relating to the subscription of HK$170,000,000 convertible note to be issued by Ruili.

4. EXPERT AND CONSENT

The following is the qualification of the expert who has given opinion or advice which are contained in this circular.

Name	Qualification
Deloitte Touche Tohmatsu	Certified Public Accountants

Deloitte Touche Tohmatsu has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its report and references to its names, in the form and context in which they respectively appear.

As at the Latest Practicable Date, Deloitte Touche Tohmatsu was not beneficially interested in the share capital of any member of the Group, nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, nor did its have any interest, either direct or indirect, in any assets which had been since 31st March, 2004 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group or which were proposed to be acquired or disposed of by or leased to any member of the Group.

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

6. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors has a service agreement with the Company which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

7. DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, interests of the Directors in competing businesses required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of Director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the director in the entity
Dr. Chan	CSHL *(Note)*	Property investment and development in the PRC	Chairman and Chief Executive Officer
	Paul Y *(Note)*	Property investment and development in the PRC	Substantial shareholder and Chairman
Dr. Yap, Allan	CSHL *(Note)*	Property investment and development in the PRC	Vice Chairman
	Wing On Travel (Holdings) Limited ("Wing On") *(Note)*	Property investment in the PRC	Executive Director
Mr. Lui Siu Tsuen, Richard	CSHL *(Note)*	Property investment and development in the PRC	Alternate Director to Dr. Yap, Allan, Vice Chairman
	Wing On *(Note)*	Property investment in the PRC	Executive Director
Mr. Chan Kwok Hung	CSHL *(Note)*	Property investment and development in the PRC	Alternate Director to Dr. Chan, Chairman and Chief Executive Officer
Mr. Cheung Hon Kit	A non wholly-owned subsidiary of CSHL	Property investment and development in the PRC	Director
	Paul Y *(Note)*	Property investment and development in the PRC	Executive Director
	Wing On *(Note)*	Property investment in the PRC	Managing Director

Name of Director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the director in the entity
Mr. Fok Kin-ning, Canning	Cheung Kong (Holdings) Limited ("CKH") *(Note)*	Information technology, e-commerce and new technology Investment in securities Property investment and development in the PRC	Non-executive Director
	Cheung Kong Infrastructure (Holdings) Limited *(Note)*	Information technology, e-commerce and new technology Securities investment	Deputy Chairman
	Hutchison Global Communications Holdings Limited *(Note)*	IT solution	Chairman
	Hutchison Harbour Ring Limited ("HHR") *(Note)*	Manufacturing and trading of high quality electronic consumer products Development and supply of mobile telecommunications accessories, plastics, electronics and premium products and mobile phone packaging New technology Property holding and investment, leasing of properties in the PRC	Chairman
	Hutchison Telecommunications International Limited *(Note)*	IT solution	Chairman
	Hutchison Whampoa Limited *(Note)*	Distribution of computer products Finance and investment Manufacturing and trading of high quality electronic consumer products Development and supply of mobile telecommunications accessories, plastics, electronics, premium products and mobile, phone packaging New technology IT solution Property development and investment in the PRC	Group Managing Director

Name of Director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the director in the entity
Ms. Shih, Edith	HHR *(Note)*	Manufacturing and trading of high quality electronic consumer products Development and supply of mobile telecommunications accessories, plastics, electronics and premium products and mobile phone packaging New technology Property holding and investment, leasing of properties in the PRC	Executive Director
	Hutchison International Limited *(Note)*	Finance and investment Manufacturing and trading of high quality electronic consumer products Development and supply of mobile telecommunications accessories, plastics, electronics and premium products and mobile phone packaging New technology IT solution Property development and investment in the PRC	Executive Director
Mr. Ip Tak Chuen, Edmond	CKH *(Note)*	Investment in securities Information technology, e-commerce and new technology Property development and investment in the PRC	Executive Director

Note: Such businesses may be made through its subsidiaries, associated companies or by way of other forms of investments.

Other than as disclosed above, none of the Directors or their respective associates are interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with the Group's businesses as at the Latest Practicable Date.

8. PROCEDURES FOR DEMANDING A POLL

A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the Chairman; or

(b) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a member shall be deemed to be the same as a demand by the member.

9. MISCELLANEOUS

(a) None of the Directors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

(b) As at the Latest Practicable Date, Dr. Chan was interested in approximately 33.6% of ITC which was interested in approximately 49.6% of Paul Y and approximately 20.5% of the Company. Each of Paul Y and the Company was interested in 29.4% of CSHL. On 19th April, 2005, Paul Y and the Company jointly announced that each of it conditionally agreed to dispose of an approximately 15.3% interest in CSHL after the completion by CSHL of a group restructuring involving, among others, the distribution of certain assets and businesses currently held by Group Dragon Investments Limited ("GDI"), a wholly-owned subsidiary of CSHL, to the shareholders of CSHL. Subsequent to the disposal, the Company will also make a voluntary general offer to acquire all the issued shares in GDI which are not owned or agreed to be acquired by the Company. Details of the aforesaid transactions are set out in the joint announcement released by Paul Y, the Company and other parties to the transactions on 19th April, 2005.

As at the Latest Practicable Date, Dr. Chan was interested in approximately 4.6% of Ruili. On 21st April, 2005, the Company entered into the Ruili Underwriting Agreement and the Ruili Subscription Agreement. In the event that the Company is required to take up the rights shares of Ruili underwritten by it and/or exercises the conversion rights attached to the convertible note to be issued by Ruili, the Company will be interested in the shares of Ruili. In addition, Ruili announced that Ruili and Dr. Chan proposed to acquire a 49% and 2% interest respectively in Galaxy Satellite TV Holdings Limited, which together with its subsidiaries is principally engaged in pay-television business in Hong Kong and teleport business including the provision of satellite uplink and playback services. Details of the above are set out in the joint announcement of the Company and Ruili dated 29th April, 2005 and the circular of the Company dated 24th May, 2005.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of by or leased to, or which are proposed to be acquired, disposed of by or leased to, any member of the Group since 31st March, 2004, the date to which the latest audited consolidated financial statements of the Company were made up.

(c) The qualified accountant of the Company is Mr. Lui Siu Tsuen, Richard, who is a fellow member of The Hong Kong Institute of Certified Public Accountants.

(d) The company secretary of the Company is Ms. Cheng Wai Chu, Judy, who is an associate member of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

(e) The registered office of the Company is situated at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the head office and the principal place of business of the Company in Hong Kong is at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(f) The Hong Kong branch share registrar and transfer office of the Company is Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(g) In the event of any inconsistency, the English text of this circular and the accompanying proxy form shall prevail over the Chinese text.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong from the date of this circular up to and including the date of the SGM:

(i) the memorandum of association and bye-laws of the Company;

(ii) the annual reports of the Company for each of the financial years ended 31st March, 2003 and 2004 respectively;

(iii) the interim report of the Company for the six months ended 30th September, 2004;

(iv) the comfort letter regarding the pro forma financial information of the Enlarged Group from Deloitte Touche Tohmatsu, the text of which is set out in Appendix III to this circular;

(v) the material contracts referred to in paragraph 3 headed "Material contracts" in this appendix;

(vi) the written consent referred to in paragraph 4 headed "Expert and consent" in this appendix; and

(vii) a copy of each of the circulars issued pursuant to the requirements set out in Chapters 14 and/or 14A of the Listing Rules which have been issued by the Company since 31st March, 2004.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

NOTICE IS HEREBY GIVEN THAT a special general meeting of Hanny Holdings Limited (the "Company") will be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Friday, 24th June, 2005 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the following ordinary resolution, with or without amendments, as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT** the terms of the subscription agreement (the "Subscription Agreement") dated 20th April, 2005 entered into between Cheung Tai Hong Holdings Limited ("CTH") and Loyal Concept Limited ("Loyal Concept") (a copy of which has been produced to the meeting marked "A" and initialled by the Chairman for the purpose of identification), in relation to the subscription by Loyal Concept of HK$450 million zero coupon convertible note due 2010 in CTH (the "Note") (a copy of the terms and conditions of the Note has also been produced to the meeting marked "B" and initialled by the Chairman for the purpose of identification), be and are hereby approved, confirmed and ratified and that the execution of the Subscription Agreement by the directors of the Company be and is hereby approved, confirmed and ratified and the directors be and are hereby authorised to do all things and acts and sign all documents which they consider necessary, desirable or expedient in connection with the transactions contemplated under or which may arise as a result of the performance of and/or exercise of rights under the Subscription Agreement and the Note (including without limitation to the generality of the foregoing, to determine if, when and the extent to which the conversion rights attached to the Note is to be exercised from time to time and (if required by the Hong Kong Code on Takeovers and Mergers (the "Code") upon the exercise of the conversion rights attached to the Note) to make a general offer for all the shares of CTH (other than the shares already held) in compliance with the Code)."

By the Order of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 7th June, 2005

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

As at the date hereof, the Board comprises of:–

Executive Directors:–
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
Mr. Chan Kwok Hung

Non-executive Directors:–
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(alternate to Mr. Fok Kin-ning, Canning)

Independent non-executive Directors:–
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

Registered Office:–
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:–
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Notes:

1. A member entitled to attend and vote at the special general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the special general meeting.

2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power of authority, must be lodged at the Company's branch registrar in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the special general meeting (or any adjourned meeting).

於本文件日期，董事會包括：

執行董事：—
陳國強博士 *(主席)*
Yap, Allan博士 *(董事總經理)*
呂兆泉先生 *(副董事總經理)*
陳國鴻先生

非執行董事：—
霍建寧先生
葉德銓先生
張漢傑先生
施熙德女士 *(霍建寧先生之替任董事)*

獨立非執行董事：—
袁天凡先生
郭嘉立先生
黃景霖先生

註冊辦事處：—
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：—
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

附註：

1. 凡有權出席股東特別大會及在會上投票之股東，均有權委任一位或以上代表代其出席及投票。受委代表毋須為本公司股東。股東可就其所持部份之本公司股份委任代表。股東填妥及交回代表委任表格後，屆時仍可親身出席股東特別大會及在會上投票。

2. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經已核實簽署證明之該等授權書或授權文件副本，最遲須於股東特別大會（或任何續會）指定舉行時間48小時前交回本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:275)

茲通告錦興集團有限公司(「本公司」)謹訂於二零零五年六月二十四日(星期五)上午十時三十分假座香港九龍觀塘鴻圖道51號保華企業中心11樓會議室舉行股東特別大會,以考慮及酌情通過下列普通決議案(不論有否經修訂)為本公司之普通決議案:

普通決議案

「**動議**批准、確認及追認祥泰行集團有限公司(「祥泰行」)與Loyal Concept Limited(「Loyal Concept」)就Loyal Concept認購祥泰行於二零一零年到期之450,000,000港元零息可兑換票據(「該等票據」)(一份註有「B」字樣之該等票據之條款及條件副本已提呈大會,並由主席簡簽以資識別)而於二零零五年四月二十日訂立之認購協議(「認購協議」)(註有「A」字樣之副本已提呈大會,並由主席簡簽以資識別)之條款,及批准、確認及追認本公司董事簽立認購協議,並授權董事作出彼等認為就認購協議及該等票據項下或可能因履行或行使根據認購協議及該等票據之權利而擬進行之交易而言屬必要、適當或合宜之一切事宜及行為以及簽立一切文件(包括但不限於上述一般性下,以釐訂該等票據所附之兑換權是否、何時不時予以行使或行使之數量;及(倘香港公司及收購合併守則(「守則」)對行使該等票據所附兑換權有所規定)對祥泰行所有股份作出全面收購(尚未持有之股份除外)以遵守守則)。」

承董事會命
主席
陳國強博士

香港,二零零五年六月七日

註冊辦事處:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點:
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

* *僅供識別*

除上文所披露者外，於最後實際可行日期，董事概無在本集團任何成員公司自二零零四年三月三十一日（本公司最近期刊發經審核綜合財務報表之日）起買賣或租賃或擬買賣或租賃之任何資產中直接或間接擁有任何權益。

(c) 本公司之合資格會計師為呂兆泉先生，彼為香港會計師公會之資深會員。

(d) 本公司之公司秘書為鄭慧珠女士，彼為英國特許秘書及行政人員公會及香港公司秘書公會之會員。

(e) 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司之總辦事處及香港主要營業地點則設於香港九龍觀塘鴻圖道51號保華企業中心8樓。

(f) 本公司之香港股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(g) 本通函及隨附之代表委任表格之中、英文版本如有歧異，須以英文版本為準。

10. 備查文件

下列文件由本通函刊發日期直至及包括股東特別大會日期止之一般辦公時間內在本公司設於香港九龍觀塘鴻圖道51號保華企業中心8樓之香港主要營業地點內可供查閱：

(i) 本公司之組織章程大綱及公司細則；

(ii) 本公司截至二零零三年及二零零四年三月三十一日止財政年度各年之年報；

(iii) 本公司截至二零零四年九月三十日止六個月之中期報告；

(iv) 德勤•關黃陳方會計師行就經擴大集團之備考財務資料所發出之釋疑函件，全文載於本通函附錄三；

(v) 本附錄第三段「重大合約」所述之重大合約；

(vi) 本附錄第四段「專家及同意書」所述之同意書；及

(vii) 本公司根據上市規則第14章及／或第14A章之規定自二零零四年三月三十一日刊發之各份通函之副本。

8. 要求以股數表決方式表決之程序

於大會上投票表決之決議案必須以舉手表決方式表決，除非下列人士（於宣佈舉手表決之結果之前或當時，或撤回任何其他股數表決之要求之時）要求以股數表決方式表決：

(a) 大會主席；或

(b) 至少三名親身出席大會並有權在大會上投票之股東（或倘股東為公司，則為其正式授權代表）或其受委代表；或

(c) 一名或多名親身出席之股東（或倘股東為公司，則為其正式授權代表）或其受委代表，並佔不少於所有有權於大會投票之股東投票權之十分一；或

(d) 一名或多名親身出席之股東（或倘股東為公司，則為其正式授權代表）或其受委代表，並於本公司持有賦予其權利於大會上投票之股份（即總數已繳足，數目不少於賦有該等權利之所有股份所繳付之總額之十分一股份）。

股東受委代表提出之要求，應視為與股東提出無異。

9. 其他事項

(a) 董事概無在於最後實際可行日期仍然存續且對本集團業務而言屬重大之任何合約或安排中擁有任何重大權益。

(b) 於最後實際可行日期，陳博士於德祥企業擁有約33.6%權益，而德祥企業分別擁有保華德祥及本公司約49.6%及20.5%權益。保華德祥及本公司各擁有中策29.4%權益。於二零零五年四月十九日，保華德祥及本公司聯合公佈其各自有條件同意於中策完成集團重組（涉及（其中包括）分派現時由群龍投資有限公司（「群龍」，中策之全資附屬公司）持有之若干資產及業務予中策之股東）後出售於中策之約15.3%權益。於出售後，本公司亦將作出自願性全面收購建議以收購群龍全部已發行股份（本公司並未擁有或同意將予收購者）。上述交易之詳情載於二零零五年四月十九日由保華德祥、本公司與該交易之訂約各方發出之聯合公佈。

於最後實際可行日期，陳博士於瑞力擁有約4.6%權益。於二零零五年四月二十一日，本公司已訂立瑞力包銷協議及瑞力認購協議。倘本公司須接收其包銷之所有瑞力供股股份及／或行使瑞力將予發行之可換股票據之兑換權，則本公司將於瑞力之股份中擁有權益。此外，瑞力宣佈瑞力與陳博士擬分別收購Galaxy Satellite TV Holdings Limited（連同其附屬公司主要在香港從事收費電視業務及衛星港業務，包括提供衛星訊號上傳及放送服務）之49%及2%權益。上述事項之詳情載於本公司與瑞力於二零零五年四月二十九日刊發之聯合公佈及本公司於二零零五年五月二十四日刊發之通函。

董事名稱	現與或可能與本集團業務相競爭之實體名稱	現與或可能與本集團業務相競爭之實體之業務描述	董事於該實體之權益性質
施熙德女士	和記港陸（附註）	製造及買賣優質電子消費產品 開發及供應流動電訊配件、塑膠、電子、優質產品及流動電話包裝 新科技 於中國從事物業持有及投資、物業租賃	執行董事
	和記企業有限公司（附註）	金融及投資 製造及買賣優質電子消費產品 開發及供應流動電訊配件、塑膠、電子、優質產品及流動電話包裝 新科技 資訊科技解決方案 於中國從事物業發展及投資	執行董事
葉德銓先生	長實（附註）	證券投資 資訊科技、電子商貿及新科技 於中國從事物業發展及投資	執行董事

附註： 該業務可透過附屬公司、聯營公司或以其他投資方式經營。

除上文所披露者外，於最後實際可行日期，概無董事或彼等各自之聯繫人士於本集團業務以外擁有與本集團業務直接或間接出現競爭或可能出現競爭之任何業務之權益。

董事名稱	現與或可能與本集團業務相競爭之實體名稱	現與或可能與本集團業務相競爭之實體之業務描述	董事於該實體之權益性質
霍建寧先生	長江實業(集團)有限公司(「長實」)*(附註)*	資訊科技、電子商貿及新科技 證券投資 於中國從事物業投資及發展	非執行董事
	長江基建集團有限公司*(附註)*	資訊科技、電子商貿及新科技 證券投資	副主席
	和記環球電訊控股有限公司*(附註)*	資訊科技解決方案	主席
	和記港陸有限公司(「和記港陸」)*(附註)*	製造及買賣優質電子消費產品 開發及供應流動電訊配件、塑膠、電子及優質產品及流動電話包裝 新科技 於中國從事物業持有及投資、物業租賃	主席
	和記電訊國際有限公司*(附註)*	資訊科技解決方案	主席
	和記黃埔有限公司*(附註)*	電腦產品分銷 金融及投資 製造及買賣優質電子消費產品 開發及供應流動電訊配件、塑膠、電子、優質產品及流動電話包裝 新科技 資訊科技解決方案 於中國從事物業發展及投資	集團董事總經理

6. 服務合約

於最後實際可行日期，各董事概無與本公司訂立任何本集團不可於一年內免付賠償（法定賠償除外）而終止之服務合約。

7. 董事於競爭業務中之權益

於最後實際可行日期，董事於競爭業務中之權益按上市規則第8.10條之規定披露如下：

董事名稱	現與或可能與本集團業務相競爭之實體名稱	現與或可能與本集團業務相競爭之實體之業務描述	董事於該實體之權益性質
陳博士	中策 *(附註)*	於中國從事物業投資及發展	主席兼行政總裁
	保華德祥 *(附註)*	於中國從事物業投資及發展	主要股東兼主席
Yap, Allan博士	中策 *(附註)*	於中國從事物業投資及發展	副主席
	永安旅遊（控股）有限公司（「永安」）*(附註)*	於中國從事物業投資	執行董事
呂兆泉先生	中策 *(附註)*	於中國從事物業投資及發展	副主席Yap, Allan博士之替任董事
	永安 *(附註)*	於中國從事物業投資	執行董事
陳國鴻先生	中策 *(附註)*	於中國從事物業投資及發展	主席兼行政總裁陳博士之替任董事
張漢傑先生	一間中策之非全資附屬公司	於中國從事物業投資及發展	董事
	保華德祥 *(附註)*	於中國從事物業投資及發展	執行董事
	永安 *(附註)*	於中國從事物業投資	董事總經理

(vii) Nation Field Limited（「Nation Field」）、保華德祥與本公司於二零零五年三月十日就Nation Field向保華德祥及本公司收購中策股本中合共270,000,000股股份而訂立之買賣協議；

(viii) 認購協議；

(ix) 本公司、瑞力控股有限公司（「瑞力」）與大福證券有限公司於二零零五年四月二十一日就包銷瑞力之供股股份而訂立之包銷協議（「瑞力包銷協議」）；及

(x) 本公司與瑞力於二零零五年四月二十一日就認購瑞力將予發行之170,000,000港元可換股票據而訂立之認購協議（「瑞力認購協議」）。

4. 專家及同意書

以下為於本通函內作出意見或建議之專家之資格。

名稱	資格
德勤•關黃陳方會計師行	執業會計師

德勤•關黃陳方會計師行就本通函之刊發發出書面同意書，同意按本通函所載之形式及涵義轉載其報告並引述其名稱，且迄今並無撤回該同意書。

於最後實際可行日期，德勤•關黃陳方會計師行在本集團任何成員公司之股本中概無任何實益權益，亦無權（不論在法律上可執行與否）認購或提名他人認購本集團任何成員公司之證券，且概無在本集團任何成員公司自二零零四年三月三十一日（本公司最近期刊發經審核賬目之日）起買賣或租賃或擬買賣或租賃之任何資產中直接或間接擁有任何權益。

5. 訴訟

於最後實際可行日期，本公司及其任何附屬公司概無涉及任何重大訴訟或仲裁，而就董事所知，本公司或其任何附屬公司亦無任何尚未了結或面臨任何重大訴訟或索償。

(b) *本集團其他成員公司之主要股權*

於最後實際可行日期，就本公司董事及主要行政人員所知悉，以下各方（本公司董事或主要行政人員除外）直接或間接於有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值中擁有10%或以上之權益：

附屬公司名稱	股東名稱	已發行普通股本百分比
Digital Communications Limited	Global 2000 Management Limited	40%
Cyber Business Network (Singapore) Pte. Ltd.	Great Wealth Capital Ltd.	21.5%
	Picador International Ltd.	20%
Memorex Holdings Limited	Global Media Limited	35%

除上文所披露者外，就本公司董事及主要行政人員所知悉，於最後實際可行日期，概無任何人士於本公司之股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或淡倉，或直接或間接於有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值中擁有10%或以上之權益或擁有有關股份之任何購股權。

3. 重大合約

下列合約（並非於一般業務過程中所訂立之合約）乃本集團成員公司於本通函日期前兩年內訂立且為或可為能重大之合約：

(i) 本公司與Global Media Limited（「Global Media」）於二零零三年十月二十五日就出售Memorex Holdings Limited之35%權益而訂立之買賣協議；

(ii) 本公司與Global Media於二零零三年十二月五日就認購期權安排而訂立之認購期權協議；

(iii) 本公司與Global Media於二零零三年十二月五日訂立之彌償保證契據；

(iv) 德祥企業、本公司與利高證券有限公司（「利高證券」）於二零零四年一月二十八日就配售及認購21,500,000股之股份而訂立之配售及認購協議；

(v) 德祥企業、本公司及利高證券於二零零四年十一月二十三日就配售及認購37,000,000股之股份而訂立之配售及認購協議；

(vi) 太平洋開發股份有限公司、太平洋聯合汽車股份有限公司與台固多媒體股份有限公司於二零零五年一月三十一日就出售富洋投資股份有限公司8.04%權益而訂立之買賣協議；

股東名稱	附註	好倉／淡倉	身份	持有本公司股份數目	持有相關股份數目（本公司非上市股本衍生工具）	本公司已發行普通股本概約百分比
德祥企業	1	好倉	受控公司之權益	45,798,813	–	20.48%
ITC Investment	1	好倉	受控公司之權益	45,798,813	–	20.48%
Mankar Assets Limited（「Mankar」）	1	好倉	受控公司之權益	45,798,813	–	20.48%
其威投資有限公司（「其威」）	1	好倉	實益擁有人	45,798,813	–	20.48%
OZ Management, L.L.C.	2	好倉	投資經理	11,976,000	–	5.36%
OZ Master Fund, Ltd.	2	好倉	實益擁有人	11,642,000	–	5.21%
Deutsche Bank Aktiengesellschaft		好倉	實益擁有人	2,700,400	–	1.21%
Deutsche Bank Aktiengesellschaft		好倉	證券權益	17,570,000	–	7.86%
Christian Toggenburger		好倉	實益擁有人	11,342,536	–	5.07%
Christian Toggenburger		好倉	與其他人士共同持有之權益	2,741,464	–	1.23%
Aeneas Capital Management LP		好倉	投資經理	11,896,000	–	5.32%

附註：

1. 其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥企業已發行普通股本三分之一以上。陳博士擁有Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar、ITC Investment、德祥企業、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於其威持有之45,798,813股本公司股份中擁有權益。伍婉蘭女士被視為於陳博士持有之5,600,000股本公司相關股份（有關非上市股本衍生工具）中擁有權益。

2. OZ Master Fund, Ltd.、Topanga XI, Inc.及Fleet Maritime Inc.均為由OZ Management, L.L.C. 管理之投資基金。OZ Management, L.L.C. 為11,976,000股本公司股份之合法股東，OZ Management, L.L.C. 乃以投資經理之身份代表OZ Master Fund, Ltd.、Topanga XI, Inc.及Fleet Maritime Inc.持有有關股份。OZ Master Fund, Ltd.、Topanga XI, Inc.及Fleet Maritime Inc.各分別實益持有11,642,000股、146,000股及188,000股本公司股份。

(ii) 普威集團有限公司(「普威集團」)之權益

董事名稱	好倉/淡倉	身份	權益性質	行使期間	購股權數目	每股行使價 新加坡元	普威集團已發行股本概約百分比
Yap, Allan博士	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	5,000,000	0.105	0.27%
呂兆泉先生	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	2,000,000	0.105	0.11%

除上文所披露者外,於最後實際可行日期,本公司董事及主要行政人員概無:(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或任何聯繫公司(依據證券及期貨條例第XV部之定義)之股份、相關股份或債券中擁有任何權益或淡倉;(b)根據證券及期貨條例第352條須載入本公司存置之登記冊之任何權益;或(c)須根據標準守則通知本公司及聯交所之任何權益。

(ii) 根據證券及期貨條例須予披露之股東權益及淡倉

就本公司董事及主要行政人員所知悉,於最後實際可行日期,以下人士於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文而須向本公司披露或記錄於本公司根據證券及期貨條例第336條而存置之登記冊之權益或淡倉:

(a) 於本公司股份之權益

股東名稱	附註	好倉/淡倉	身份	持有本公司股份數目	持有相關股份數目(本公司非上市股本衍生工具)	本公司已發行普通股本概約百分比
伍婉蘭女士	*1*	好倉	配偶權益	45,798,813	–	20.48%
伍婉蘭女士	*1*	好倉	配偶權益	–	5,600,000	2.50%
陳博士	*1*	好倉	受控公司之權益	45,798,813	–	20.48%
陳博士	*1*	好倉	實益擁有人	–	5,600,000	2.50%
Chinaview	*1*	好倉	受控公司之權益	45,798,813	–	20.48%
Galaxyway	*1*	好倉	受控公司之權益	45,798,813	–	20.48%

(b) ***本公司股本衍生工具(定義見證券及期貨條例)之權益***

董事名稱	好倉／淡倉	身份	權益性質	行使期間	購股權數目	每股行使價 港元	本公司已發行普通股本概約百分比
陳博士	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	4,000,000	2.9888	1.79%
				二零零四年二月二十三日至二零零六年二月二十二日	1,600,000	3.415	0.72%
Yap, Allan 博士	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	3,250,000	2.9888	1.45%
				二零零四年二月二十三日至二零零六年二月二十二日	1,600,000	3.415	0.72%
呂兆泉先生	好倉	實益擁有人	個人權益	二零零四年二月二十三日至二零零六年二月二十二日	1,600,000	3.415	0.72%
陳國鴻先生	好倉	實益擁有人	個人權益	二零零一年八月三十一日至二零零六年八月三十日	1,750,000	2.9888	0.78%
				二零零四年二月二十三日至二零零六年二月二十二日	1,600,000	3.415	0.72%

(c) ***本公司聯繫公司(定義見證券及期貨條例)之權益***

(i) *中策集團有限公司(「中策」)之股份權益*

董事名稱	好倉／淡倉	身份	權益性質	持有中策股份數目	中策已發行普通股本概約百分比
陳博士	好倉	受控公司之權益*(附註)*	公司權益	258,819,795	29.36%

附註:

陳博士擁有Chinaview所有權益,而Chinaview則擁有Galaxyway Investments Limited(「Galaxyway」)所有權益。Galaxyway擁有德祥企業集團有限公司(「德祥企業」)全部已發行普通股本約33.55%權益。德祥企業擁有ITC Investment Holdings Limited(「ITC Investment」)所有權益。ITC Investment 擁有Hollyfield Group Limited(「Hollyfield」)所有權益。Hollyfield擁有保華德祥建築集團有限公司(「保華德祥」)全部已發行股本約49.58%權益。保華德祥擁有Paul Y. – ITC Investments Group Limited(「PYITCIG」)所有權益。PYITCIG 擁有Great Decision Limited(「GDL」)所有權益,而GDL 則擁有Calisan Developments Limited(「Calisan」)所有權益。

故此,陳博士因在Chinaview擁有權益而被視為擁有由Calisan所持有之中策258,819,795股股份。

1. 責任聲明

本通函所載資料乃遵照上市規則提供有關本集團之資料。董事願就本通函所載資料（有關祥泰行者除外）之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致令本通函內之任何聲明含有誤導成份。

本通函內所載有關祥泰行之資料乃摘錄自祥泰行截至二零零四年三月三十一日止三個年度之年報及賬目、祥泰行截至二零零四年九月三十日止六個月之中期報告及賬目，以及祥泰行刊發之公開公佈及通函。董事就有關祥泰行之資料所負之責任僅為確保該等資料獲正確及公平地複製及呈列。

2. 權益披露

(i) 董事於本公司之股份、相關股份及債券中之權益及淡倉

於最後實際可行日期，本公司董事及主要行政人員於本公司及其聯繫公司（依據證券及期貨條例第XV部之定義）之股份、相關股份及債券中擁有：(a)須根據證券及期貨條例第XV部第7及8分部或根據上市發行人董事進行證券交易之標準守則（「標準守則」）通知本公司及聯交所之權益及淡倉（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉）；或(b)根據證券及期貨條例第352條須載入本公司存置之登記冊之權益及淡倉如下：

(a) 於本公司股份之權益

董事名稱	好倉／淡倉	身份	權益性質	持有本公司股份數目	本公司已發行普通股本概約百分比
陳國強博士（「陳博士」）*(見附註)*	好倉	受控公司之權益	公司權益	45,798,813	20.48%
呂兆泉先生	好倉	實益擁有人	個人權益	1,750,000	0.78%

附註：

1. 該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文分段(b)所載權益一併計算，以計算陳博士於本公司之權益總額。

2. 陳博士因在Chinaview International Limited（「Chinaview」）擁有權益而被視為擁有45,798,813股股份之公司權益。該權益已在下文「根據證券及期貨條例須予披露之股東權益及淡倉」一段詳述，並與該段所述之權益完全相同。

意見之基礎

吾等之工作乃參照英國審計實務委員會頒佈之投資通函報告準則及一九九八年公告第8號「根據上市規則呈報備考財務資料」於適用情況下進行有關工作。吾等之工作並不涉及獨立審核任何有關財務資料，吾等之主要工作範圍包括比較未經調整財務資料與資料來源文件、查閱有關調整之憑證，以及與董事討論未經審核備考財務資料。

由於上述工作並不構成根據香港會計師公會頒佈的審核準則而進行的審核或審閱工作，吾等概不就未經審核備考財務資料作出任何審核或審閱保證。

未經審核備考財務資料根據通函附錄三所載基準編撰，僅供說明之用。而基於其性質，未經審核備考財務資料可能並不反映經擴大集團於二零零四年九月三十日或以後任何日期的財政狀況，或經擴大集團截至二零零四年三月三十一日止年度或任何以後日期之業績及現金流量的依據。

意見

吾等認為：

(a)　未經審核備考財務資料乃按所列基準妥為計算；

(b)　該基準與貴集團的會計政策相符；和

(c)　就依據上市規則第4章第29(1)段規定披露之未經審核備考財務資料而言，所作出之調整乃屬恰當。

此　致

香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

錦興集團有限公司
列位董事　台照

德勤•關黃陳方會計師行
執業會計師
香港
謹啟

二零零五年六月七日

5. 備考財務資料報告

以下為香港執業會計師德勤•關黃陳方會計師行就本附錄所載之經擴大集團備考財務資料所編製之報告全文，以供載入本通函。

Deloitte.
德勤

德勤・關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

敬啟者：

吾等就於二零零五年六月七日有關建議認購祥泰行集團有限公司之可兑換票據（「認購事項」）而刊發之通函（「通函」）內附錄三所載錦興集團有限公司（「貴公司」）及其附屬公司（以下統稱「貴集團」）與祥泰行集團有限公司及其附屬公司（連同　貴集團，以下統稱「經擴大集團」）之未經審核備考財務資料（「未經審核備考財務資料」）提呈報告。未經審核備考財務資料乃由　貴公司董事（「董事」）編製，僅供參考，旨在提供認購事項對所呈報財務資料可能造成的影響之資料。

責任

根據香港聯合交易所有限公司證券上市規則（「上市規則」）第4章第29段之規定，董事對編製之未經審核備考財務資料須負全責。

吾等之責任是按照上市規則第4章第29(7)段之規定，對未經審核備考財務資料作出意見，並向閣下提呈報告。除屬吾等於刊發日期發出報告之收件人外，吾等對在此之前就用於編製未經審核備考財務資料之任何財務資料而由吾等提供任何報告概不承擔任何責任。

2. 調整包括：

	千港元
於二零零四年九月三十日祥泰行之未經審核綜合資產淨值	130,042
總認購事項可兑換票據及祥泰行配售可兑換票據（假設已全數兑換為祥泰行股份）之所得款項淨額	996,000
本集團根據認購協議就可兑換票據將予支付之代價	(450,000)
可能向祥泰行股東進行強制性收購建議之代價	(606,695)
於二零零四年九月三十日祥泰行之無形資產	(1,261)
於二零零四年九月三十日祥泰行之商譽	(22,458)
	45,628

3. 於二零零四年九月三十日未經審核備考經調整綜合每股股份有形資產淨值（根據於二零零四年九月三十日已發行股份186,553,202股計算）（不計入二零零四年十月宣派以股代息之75,210股股份及二零零四年十二月股份配售之37,000,000股股份）　5.559港元

4. 已計入經行使可兑換票據所附之兑換權而將發行予Loyal Concept之祥泰行股份加上可能因該兑換而觸發Loyal Concept根據收購守則向祥泰行股東作出強制性收購建議（如有）而可能收購之額外祥泰行股份後之未經審核備考經調整綜合每股股份有形資產淨值（根據於二零零四年九月三十日已發行股份186,553,202股計算）（不計入二零零四年十月宣派以股代息之75,210股股份及二零零四年十二月股份配售之37,000,000股股份）　5.804港元

(B) 假設Loyal Concept悉數行使可兑換票據所附之兑換權及因該兑換而觸發強制性收購建議

以下本集團之未經審核經調整綜合有形資產淨值備考報表乃根據於本通函附錄一所載本集團於二零零四年九月三十日之未經審核綜合資產負債表及計入經行使可兑換票據所附之兑換權而將予發行予Loyal Concept之祥泰行股份加上可能因該兑換而觸發Loyal Concept根據收購守則向祥泰行股東作出強制性收購建議(如有)而可能收購之額外祥泰行股份後編製,並假設交易已於二零零四年九月三十日進行而編製。

本未經審核經調整綜合有形資產淨值備考報表乃編製以僅供説明用途,且由於其性質使然,故並不代表經擴大集團於本未經審核經調整綜合有形資產淨值備考報表編製日期或未來任何日期之真實財政狀況。

	於二零零四年九月三十日(未經審核) *(附註1及3)* *千港元*	調整 *(附註2)* *千港元*	備考經擴大集團 *(附註4)* *千港元*
有形資產淨值	1,037,058	45,628	1,082,686

附註:

1. 於二零零四年九月三十日本集團之未經審核備考綜合有形資產淨值計算如下:

	千港元
於二零零四年九月三十日本集團之未經審核綜合資產淨值	1,827,222
減: 無形資產	(402,495)
計入聯營公司權益之商譽	(242,584)
有關中國珠海之土地發展項目之其他資產,本集團於此擁有獨家發展權及取得該土地作發展之權利	(145,085)
	1,037,058

(IV) 本集團之未經審核經調整綜合有形資產淨值備考報表

(A) 僅就認購事項而言

以下本集團之未經審核經調整綜合有形資產淨值備考報表乃根據於本通函附錄一所載本集團於二零零四年九月三十日之未經審核綜合資產負債表及經調整以反映認購事項之影響後編製，並假設交易已於二零零四年九月三十日進行而編製。

本未經審核經調整綜合有形資產淨值備考報表乃編製以僅供說明用途，且由於其性質使然，故並不代表本集團於本未經審核經調整綜合有形資產淨值備考報表編製日期或未來任何日期之真實財政狀況。

	於二零零四年九月三十日（未經審核）*(附註1及3)* *千港元*	調整 *(附註2)* *千港元*	備考 *(附註3)* *千港元*
有形資產淨值	1,037,058	–	1,037,058

附註：

1. 於二零零四年九月三十日本集團之未經審核備考綜合有形資產淨值計算如下：

	千港元
於二零零四年九月三十日本集團之未經審核綜合資產淨值	1,827,222
減： 無形資產	(402,495)
計入聯營公司權益之商譽	(242,584)
有關中國珠海之土地發展項目之其他資產，本集團於此擁有獨家發展權及取得該土地作發展之權利	(145,085)
	1,037,058

2. 調整包括：

	千港元
根據認購協議將發行予本集團之可兌換票據	450,000
本集團根據認購協議就可兌換票據將予支付之代價	(450,000)
	–

3. 於二零零四年九月三十日及於完成後未經審核備考經調整綜合每股股份有形資產淨值（根據二零零四年九月三十日已發行股份186,553,202股計算）（不計及二零零四年十月宣派以股代息之75,210股股份及二零零四年十二月股份配售之37,000,000股股份）　5.559港元

(n) 調整反映:

- 本集團根據本通函「董事會函件」內「祥泰行之股權架構」一段所述Loyal Concept根據收購守則按向祥泰行股東作出強制性收購建議(如有)而收購祥泰行股份所支付之601,563,000港元(假設強制性收購建議之收購價將相等於初步兑換價,而祥泰行股東將全數接納該收購建議)。根據於二零零三年四月一日之已發行祥泰行股份117,187,656股以及總認購事項可兑換票據及祥泰行配售可兑換票據按初步兑換價獲全數兑換後將分別發行之2,172,727,272股祥泰行股份及100,000,000股祥泰行股份計算,預期將發行合共2,389,914,928股祥泰行股份,其中1,022,727,272股祥泰行股份將由Loyal Concept及其一致行動人士持有。因此,1,367,187,656股祥泰行股份須受強制性收購建議所限;
- 祥泰行發行總認購事項可兑換票據及本金總額為1,000,000,000港元之祥泰行配售事項可兑換票據之所得款項淨額996,000,000港元;及
- 收購祥泰行於二零零三年四月一日之銀行結餘及現金120,112,000港元之流入。

以上備考調整並無計及:

- 配售本公司股份之所得款項淨額118,000,000港元(詳情載於本公司於二零零四年十一月二十三日刊發之公佈);
- 發行二零零五年二月祥泰行可兑換票據之所得款項100,000,000港元(詳情載於祥泰行於二零零四年十二月十五日刊發之公佈),其中本金額30,000,000港元已按兑換價0.42港元兑換為祥泰行股份,而餘額70,000,000港元則尚未行使;
- 倘尚未行使之二零零五年二月祥泰行可兑換票據所附之兑換權獲行使對祥泰行持股量之影響;
- 發行Pacific Wins祥泰行可兑換票據之所得款項15,000,000港元(詳情載於祥泰行於二零零四年三月二十四日刊發之公佈),有關票據已按兑換價0.45港元全數兑換為祥泰行股份;
- 按每股祥泰行股份0.81港元配售25,000,000股祥泰行股份之所得款項淨額19,250,000港元(詳情載於祥泰行於二零零四年十二月二十八日刊發之公佈);及
- 按每股祥泰行股份0.40港元配售150,000,000股祥泰行股份之所得款項淨額55,000,000港元(詳情載於祥泰行於二零零四年十二月十五日刊發之公佈)。

(d) 調整反映：

- 本集團根據本通函「董事會函件」內「祥泰行之股權架構」一段所述Loyal Concept根據收購守則按向祥泰行股東作出強制性收購建議（如有）而收購祥泰行股份所支付之606,695,000港元（假設強制性收購建議之收購價將相等於初步兑換價，而祥泰行股東將全數接納該收購建議）。根據於二零零四年九月三十日之已發行祥泰行股份128,852,656股以及總認購事項可兑換票據及祥泰行配售可兑換票據按初步兑換價獲全數兑換後將分別發行之2,172,727,272股祥泰行股份及100,000,000股祥泰行股份計算，預期將發行合共2,401,579,928股祥泰行股份，其中1,022,727,272股祥泰行股份將由Loyal Concept及其一致行動人士持有。因此，1,378,852,656股祥泰行股份須受強制性收購建議所限；及

- 祥泰行發行總認購事項可兑換票據及祥泰行將予發行本金總額為1,000,000,000港元之祥泰行配售事項可兑換票據之所得款項淨額996,000,000港元（假設強制性收購建議以及總認購事項可兑換票據及祥泰行配售可兑換票據之兑換於同日進行）。於最後實際可行日期，董事並未決定是否行使可兑換票據所附之兑換權或行使時間或行使程度（可能觸發根據收購守則作出強制性收購建議之責任）。

(e) 祥泰行集團資產及負債報表之若干款項已重新分類，以符合本集團之呈列方式。

(f) 調整反映上文(d)所述Loyal Concept根據收購守則向祥泰行股東作出強制性收購建議（如有）後撇銷祥泰行股本及收購前儲備。

(g) 調整反映本集團持有可兑換票據按到期日可兑換票據之贖回金額以實際利率計算之利息收入8,660,000港元。該款項已於其他備考調整中全數逆轉（假設如上文(c)所述可兑換票據所附之兑換權獲行使）。

(h) 調整反映按現行市場利率就認購事項作出之借款450,000,000港元之利息開支。

(i) 祥泰行收益表之若干款項已重新分類，以符合本集團之呈列方式。

(j) 調整反映祥泰行將收取總認購事項及祥泰行配售事項之所得款項淨額996,000,000港元扣除本集團根據向祥泰行股東之強制性收購建議（如有）收購祥泰行股份支付之601,563,000港元（如下文(n)所述）後所得款項淨額394,437,000港元按現行市場利率計算所產生之利息收入3,948,000港元。

(k) 調整反映解除Loyal Concept兑換可兑換票據及根據向祥泰行股東作出之強制性收購建議（如有）進一步收購祥泰行之股本權益（根據假設全數接納強制性收購建議而將予支付之代價1,051,563,000港元及祥泰行集團之經調整資產淨值1,153,612,000港元計算）後所產生之負商譽10,205,000港元。經調整資產淨值指祥泰行集團於二零零三年四月一日之資產淨值157,612,000港元以及上文(d)所述總認購事項及祥泰行配售事項之所得款項淨額996,000,000港元。負商譽採納之攤銷期為10年。

(l) 於二零零四年三月三十一日之備考每股基本虧損乃根據經擴大集團之備考合併虧損淨額33,709,000港元及於截至二零零四年三月三十一日止年度已發行股份之備考加權平均股數164,240,000股計算。計算截至二零零四年三月三十一日止年度之每股攤薄盈利並無假設本公司之尚未行使購股權獲行使，此乃由於購股權之行使價高於股份截至該年度之平均市價。

(m) 祥泰行現金流量表之若干款項已重新分類，以符合本集團之呈列方式。

	(A) 本集團 於二零零四年 三月三十一日 千港元	(B) 就認購事項之 備考調整 千港元	附註	(C)=(A)+(B) 本集團 經備考 調整後 千港元	(D) 祥泰行集團 於二零零四年 三月三十一日 千港元	(E) 其他 備考調整 千港元	附註	(F)=(C)+(D)+(E) 擴大集團 經備考 調整後 千港元
投資業務產生(動用)之現金淨額	267	(450,000)		(449,733)	13,786	514,549		78,602
融資業務								
新增銀行貸款	575,079	450,000	*(a)*	1,025,079	59,016	–		1,084,095
發行股份所得款項	99,484	–		99,484	2,176	–		101,660
新增其他貸款	94,396	–		94,396	–	–		94,396
償還銀行貸款	(606,873)	–		(606,873)	(143,025)	–		(749,898)
償還其他貸款	(56,239)	–		(56,239)	–	–		(56,239)
繳訖股息	(11,221)	–		(11,221)	–	–		(11,221)
償還融資租約承擔	(1,137)	–		(1,137)	–	–		(1,137)
一間附屬公司少數股東之新貸款	–	–		–	15,309	–		15,309
融資業務產生(動用)之現金淨額	93,489	450,000		543,489	(66,524)	–		476,965
現金及現金等額(減少)增加淨額	(66,200)	–		(66,200)	(39,976)	514,549		408,373
年初之現金及現金等額	202,157	–		202,157	120,112	–		322,269
滙率變動之影響	5,137	–		5,137	–	–		5,137
年終之現金及現金等額	141,094	–		141,094	80,136	514,549		735,779
現金及現金等額結餘分析								
銀行結餘及現金	164,360	–		164,360	80,136	514,549		759,045
銀行透支	(23,266)	–		(23,266)	–	–		(23,266)
	141,094	–		141,094	80,136	514,549		735,779

附註：

(a) 調整反映本集團認購祥泰行發行之可兑換票據而支付之450,000,000港元。

(b) 調整反映Loyal Concept兑換可兑換票據及根據下文(d)所述之強制性收購建議（如有）進一步收購祥泰行之股本權益後所產生之負商譽46,889,000港元。負商譽之計算為假設全數接納強制性收購建議而將予支付之總代價1,056,695,000港元與祥泰行集團之經調整資產淨值1,103,584,000港元之差額。經調整資產淨值指祥泰行集團於二零零四年九月三十日之資產淨值130,042,000港元（扣除其內部產生之商譽22,458,000港元）以及下文(d)所述總認購事項及祥泰行配售事項之所得款項淨額996,000,000港元。

(c) 調整反映本集團行使可兑換票據所附之兑換權。

	(A) 本集團 於二零零四年 三月三十一日 千港元	(B) 就認購事項之 備考調整 千港元	附註	(C)=(A)+(B) 本集團 經備考 調整後 千港元	(D) 祥泰行集團 於二零零四年 三月三十一日 千港元	(E) 其他 備考調整 千港元	附註	(F)=(C)+(D)+(E) 擴大集團 經備考 調整後 千港元
營運資金變動前之經營現金流量	292,925	–		292,925	(3,368)	(13,059)		276,498
待售物業減少	–	–		–	41,144	–		41,144
存貨增加	(367,669)	–		(367,669)	–	–		(367,669)
貿易及其他應收款項增加	(552,508)	–		(552,508)	(884)	–		(553,392)
其他投資減少	38,877	–		38,877	–	13,059	(m)	51,936
應收孖展貸款減少	13,422	–		13,422	–	–		13,422
貿易及其他應付款項增加(減少)	468,621	–		468,621	(5,431)	–		463,190
應付孖展貸款減少	(769)	–		(769)	–	–		(769)
應付票據增加	2,458	–		2,458	–	–		2,458
經營業務(動用)產生之現金	(104,643)	–		(104,643)	31,461	–		(73,182)
繳訖利息及財務費用	(14,155)	–		(14,155)	(16,899)	–		(31,054)
已付安排貸款費用	–	–		–	(1,800)	–		(1,800)
繳訖海外稅項	(41,262)	–		(41,262)	–	–		(41,262)
退還香港利得稅	104	–		104	–	–		104
經營業務(動用)產生之現金淨額	(159,956)	–		(159,956)	12,762	–		(147,194)
投資業務								
償還應收短期貸款	288,623	–		288,623	–	–		288,623
出售一間附屬公司部份股權所得款項	274,085	–		274,085	–	–		274,085
已收利息	21,093	–		21,093	5,720	–		26,813
償還自聯營公司之款項	19,797	–		19,797	–	–		19,797
已抵押銀行存款減少	19,226	–		19,226	–	–		19,226
出售投資證券所得款項	9,957	–		9,957	10,376	–		20,333
購入證券投資	–	–		–	(5,170)	–		(5,170)
償還自聯營公司之貸款	6,496	–		6,496	–	–		6,496
收取自一間聯營公司之股息	4,257	–		4,257	–	–		4,257
出售物業、機器及設備所得款項	3,127	–		3,127	2,850	–		5,977
應收短期貸款增加	(465,317)	–		(465,317)	–	–		(465,317)
認購可兌換票據	–	(450,000)	(a)	(450,000)	–	450,000	(c)	–
收購一間附屬公司	(130,508)	–		(130,508)	–	64,549	(c)及(n)	(65,959)
收購一間聯營公司	(19,348)	–		(19,348)	–	–		(19,348)
購買物業、機器及設備	(17,726)	–		(17,726)	–	–		(17,726)
收購專利權	(8,065)	–		(8,065)	–	–		(8,065)
增添其他資產	(5,425)	–		(5,425)	–	–		(5,425)
出售附屬公司	(5)	–		(5)	10	–		5

(III) 經擴大集團之未經審核備考現金流量表

以下為經擴大集團之未經審核備考現金流量表，乃假設認購事項已於二零零三年四月一日（本集團財政期間之開始）完成，並計入行使可兑換票據所附之兑換權而將發行予Loyal Concept之祥泰行股份加上可能因兑換而觸發Loyal Concept根據收購守則向祥泰行股東作出強制性收購建議（如有）而可能收購之額外祥泰行股份。未經審核備考現金流量表乃根據本集團及祥泰行集團截至二零零四年三月三十一日止年度之經審核綜合現金流量表而編製，並經調整以反映認購事項之影響。

本未經審核備考現金流量表乃編製以僅供説明用途，且由於其性質使然，故並不代表經擴大集團於任何財政期間之真實業績。

	(A) 本集團 於二零零四年 三月三十一日	(B) 就認購事項之 備考調整		(C)=(A)+(B) 本集團 經備考 調整後	(D) 祥泰行集團 於二零零四年 三月三十一日	(E) 其他 備考調整		(F)=(C)+ (D)+(E) 擴大集團 經備考 調整後
	千港元	千港元	附註	千港元	千港元	千港元	附註	千港元
經營業務								
經營溢利（虧損）	228,816	8,660	(g)	237,476	(22,236)	(4,676)	(g)及(j)	210,564
調整：								
利息收入	(22,728)	(8,660)	(g)	(31,388)	(5,720)	4,676	(g)及(j)	(32,432)
所持其他投資之未變現收益淨額	(16,829)	–		(16,829)	(1,640)	–		(18,469)
出售投資證券之收益淨額	(9,577)	–		(9,577)	–	–		(9,577)
出售其他投資虧損	–	–		–	13,059	(13,059)	(m)	–
出售其他資產之收益	(5,660)	–		(5,660)	–	–		(5,660)
無形資產攤銷	44,137	–		44,137	–	–		44,137
滯銷及陳舊存貨準備	24,679	–		24,679	–	–		24,679
物業、機器及設備折舊及攤銷	19,632	–		19,632	183	–		19,815
重估投資物業所產生虧絀	–	–		–	8,800	–		8,800
待售物業準備	–	–		–	6,006	–		6,006
應收貸款準備	16,653	–		16,653	–	–		16,653
應收孖展貸款準備	5,300	–		5,300	–	–		5,300
收購一間附屬公司產生之商譽之減值虧損	4,598	–		4,598	–	–		4,598
解除負商譽	–	–		–	(747)	–		(747)
呆壞賬準備（撥回）	3,208	–		3,208	(20)	–		3,188
出售物業、機器及設備之虧損（收益）	696	–		696	(1,053)	–		(357)

(II) 經擴大集團之未經審核備考收益表

以下為經擴大集團之未經審核備考收益表，乃假設認購事項已於二零零三年四月一日（本集團財政期間之開始）完成，並計入行使可兑換票據所附之兑換權而將發行予Loyal Concept之祥泰行股份加上可能因兑換而觸發Loyal Concept根據收購守則向祥泰行股東作出強制性收購建議（如有）而可能收購之額外祥泰行股份。未經審核備考收益表乃根據本集團及祥泰行集團截至二零零四年三月三十一日止年度之經審核綜合收益表而編製，並經調整以反映認購事項之影響。

本未經審核備考收益表乃編製以僅供説明用途，且由於其性質使然，故並不代表經擴大集團於任何財政期間之真實業績。

	(A) 本集團 於二零零四年 三月三十一日 *千港元*	(B) 就認購事項之 備考調整 *千港元*	*附註*	(C)=(A)+(B) 本集團 經備考 調整後 *千港元*	(D) 祥泰行集團 於二零零四年 三月三十一日 *千港元*	(E) 其他 備考調整 *千港元*	*附註*	(F)=(C)+ (D)+(E) 擴大集團 經備考 調整後 *千港元*
營業額	5,009,930	–		5,009,930	63,514	3,566	*(i)*	5,077,010
銷售成本	(3,921,842)	–		(3,921,842)	(55,429)	(16,625)	*(i)*	(3,993,896)
持作銷售物業準備	–	–		–	(6,006)	–		(6,006)
毛利	1,088,088	–		1,088,088	2,079	(13,059)		1,077,108
其他營運收入	117,563	8,660	*(g)*	126,223	7,267	(3,036)	*(g), (i)* *及(j)*	130,454
其他投資未變現收益	–	–		–	1,640	(1,640)	*(i)*	–
呆賬回撥	–	–		–	20	(20)	*(i)*	–
分銷及銷售開支	(688,528)	–		(688,528)	–	–		(688,528)
行政開支	(283,709)	–		(283,709)	(11,383)	20	*(i)*	(295,072)
重估投資物業所產生虧絀	–	–		–	(8,800)	–		(8,800)
出售證券投資之虧損	–	–		–	(13,059)	13,059	*(i)*	–
其他營運開支	(4,598)	–		(4,598)	–	–		(4,598)
經營溢利（虧損）	228,816	8,660		237,476	(22,236)	(4,676)		210,564
財務費用	(26,440)	(31,586)	*(h)*	(58,026)	(15,585)	–		(73,611)
應佔聯營公司業績	(73,463)	–		(73,463)	–	–		(73,463)
出售附屬公司及聯營公司之收益淨額	10,377	–		10,377	30	–		10,407
解除因收購祥泰行產生之負商譽	–	–		–	–	10,205	*(k)*	10,205
攤銷收購聯營公司產生之商譽	(17,651)	–		(17,651)	–	–		(17,651)
除所得稅前溢利（虧損）	121,639	(22,926)		98,713	(37,791)	5,529		66,451
所得稅支出	(27,846)	–		(27,846)	–	–		(27,846)
未計少數股東權益前溢利（虧損）	93,793	(22,926)		70,867	(37,791)	5,529		38,605
少數股東權益	(80,493)	–		(80,493)	8,179	–		(72,314)
本年度溢利（虧損）	13,300	(22,926)		(9,626)	(29,612)	5,529		(33,709)
每股盈利（虧損）								
基本	0.08港元				(0.25)港元		*(l)*	(0.205)港元
攤薄	不適用				不適用		*(l)*	不適用
備考加權平均股份數目							*(l)*	164,240,000

	(A) 本集團 於二零零四年 九月三十日 千港元	(B) 就認購事項之 備考調整 千港元	附註	(C)=(A)+(B) 本集團 經備考 調整後 千港元	(D) 祥泰行集團 於二零零四年 九月三十日 千港元	(E) 其他 備考調整 千港元	附註	(F)=(C)+ (D)+(E) 擴大集團 經備考 調整後 千港元
資本及儲備								
股本	1,866	–		1,866	1,288	(1,288)	*(f)*	1,866
儲備	1,825,356	–		1,825,356	128,754	(128,754)	*(f)*	1,825,356
	1,827,222	–		1,827,222	130,042	(130,042)		1,827,222
少數股東權益	413,290	–		413,290	–	–		413,290
非流動負債								
借款－一年後到期	8,001	–		8,001	30,000	112	*(e)*	38,113
融資租賃承擔－一年後到期	–	–		–	112	(112)	*(e)*	–
應付一名少數股東款項	2,395	–		2,395	–	–		2,395
遞延税項負債	60	–		60	–	–		60
	10,456	–		10,456	30,112	–		40,568
	2,250,968	–		2,250,968	160,154	(130,042)		2,281,080

(I) 經擴大集團之未經審核備考資產及負債報表

以下為經擴大集團之未經審核備考資產及負債報表，乃假設認購事項已於二零零四年九月三十日完成，並計入行使可兑換票據所附之兑換權而將發行予Loyal Concept之祥泰行股份加上可能因兑換而觸發Loyal Concept根據收購守則向祥泰行股東作出強制性收購建議（如有）而可能收購之額外祥泰行股份。未經審核備考資產及負債報表乃根據本集團及祥泰行集團於二零零四年九月三十日之未經審核綜合資產負債表（摘錄自本集團及祥泰行集團各自截至二零零四年九月三十日止六個月之中期報告）而編製，並經調整以反映認購事項之影響。

本未經審核備考資產及負債報表乃編製以僅供説明用途，且由於其性質使然，故並不代表經擴大集團於任何日子之真實財政狀況。

	(A) 本集團 於二零零四年 九月三十日 *千港元*	(B) 就認購事項之 備考調整 *千港元*	*附註*	(C)=(A)+(B) 本集團 經備考 調整後 *千港元*	(D) 祥泰行集團 於二零零四年 九月三十日 *千港元*	(E) 其他 備考調整 *千港元*	*附註*	(F)=(C)+ (D)+(E) 擴大集團 經備考 調整後 *千港元*
非流動資產								
物業、機器及設備	74,713	–		74,713	69,054	–		143,767
無形資產	402,495	–		402,495	1,261	–		403,756
商譽	–	–		–	22,458	(22,458)	*(b)*	–
負商譽	–	–		–	–	(46,889)	*(b)*	(46,889)
聯營公司權益	847,695	–		847,695	11	–		847,706
證券投資	189,225	–		189,225	–	–		189,225
可兑換票據	–	450,000	*(a)*	450,000	–	(450,000)	*(c)*	–
遞延税項資產	12,590	–		12,590	–	–		12,590
	1,526,718	450,000		1,976,718	92,784	(519,347)		1,550,155
流動資產								
其他資產	145,085	–		145,085	–	–		145,085
持作銷售物業	–	–		–	71,990	–		71,990
存貨	672,762	–		672,762	67,034	–		739,796
貿易及其他應收款項	719,328	–		719,328	35,201	–		754,529
證券投資	130,170	–		130,170	10,330	–		140,500
短期應收貸款	230,857	–		230,857	–	–		230,857
其他流動資產	34,440	–		34,440	–	–		34,440
已抵押銀行存款	–	–		–	2,930	–		2,930
銀行結存及現金	33,748	–		33,748	64,025	389,305	*(d)*	487,078
	1,966,390	–		1,966,390	251,510	389,305		2,607,205
流動負債								
貿易及其他應付款項	(920,712)	–		(920,712)	(64,479)	–		(985,191)
借款－一年內到期	(270,618)	(450,000)	*(a)*	(720,618)	(119,449)	(33)	*(e)*	(840,100)
融資租賃承擔－一年內到期	–	–		–	(33)	33	*(e)*	–
税項	(21,969)	–		(21,969)	(179)	–		(22,148)
其他流動負債	(4,300)	–		(4,300)	–	–		(4,300)
銀行透支	(24,541)	–		(24,541)	–	–		(24,541)
	(1,242,140)	(450,000)		(1,692,140)	(184,140)	–		(1,876,280)
流動資產淨值	724,250	(450,000)		274,250	67,370	389,305		730,925
	2,250,968	–		2,250,968	160,154	(130,042)		2,281,080

經擴大集團之備考財務資料簡介

就主要交易之備考財務資料

就有關認購事項之主要交易而言，已編製本集團之未經審核經調整綜合有形資產淨值備考報表，以僅供闡述認購事項之影響，詳情載於下文第(IV)(A)節。

就可能非常重大收購事項之備考財務資料

在可兌換票據條款規限，以及視乎祥泰行當時之股權架構及Loyal Concept將行使可兌換票據之兌換權之程度，Loyal Concept可能於兌換可兌換票據後擁有祥泰行經擴大已發行股本之30%或以上之權益。在該等情況下，Loyal Concept將有責任根據收購守則第26條向祥泰行股東提出強制性收購建議，以收購全部祥泰行股份（Loyal Concept及其一致行動人士已經擁有或同意將予收購者除外）。

誠如上文所述，倘Loyal Concept有責任根據收購守則向祥泰行之股東作出強制性收購建議，則Loyal Concept可能於兌換可兌換票據而收購祥泰行兌換股份之外額外收購祥泰行股份。視乎Loyal Concept根據收購守則按上述向祥泰行股東作出強制性收購建議（如有）而可能收購之額外祥泰行股份數目而定，根據上市規則，收購該等額外祥泰行股本權益（加上根據上市規則第14.22條因行使可兌換票據所附之兌換權而將予發行之祥泰行兌換股份）可構成本公司之非常重大收購事項。

股東須注意，於最後實際可行日期，Loyal Concept並未決定是否行使可兌換票據所附之兌換權或行使時間或行使程度（根據收購守則可能觸發Loyal Concept作出強制性收購建議之責任）。本集團目前無意於完成後十二個月內行使可兌換票據所附之兌換權。

然而，股東務須注意，根據可兌換票據之條款，倘於可兌換票據發行日期後一週年任何時間，祥泰行股份於連續20個交易日之平均收市價高於0.85港元（於股份合併或股份拆細時可予調整），則所有當時尚未行使之可兌換票據將被視為按當時之兌換價獲兌換。

就上述本公司之可能非常重大收購事項而言，隨附之(i)經擴大集團之未經審核備考資產及負債報表；(ii)經擴大集團之未經審核備考收益表；(iii)經擴大集團之未經審核備考現金流量表；及(iv)本集團之未經審核經調整綜合有形資產淨值備考報表（載於本附錄下文第(IV)(B)節），於計入行使可兌換票據所附之兌換權而將發行予Loyal Concept之祥泰行股份加上可能因兌換而觸發Loyal Concept根據收購守則向祥泰行股東作出強制性收購建議而可能收購之額外祥泰行股份後，乃編製以闡述收購事項之影響。

股東須注意，隨附之備考財務資料僅供說明用途，並假設認購事項及倘觸發強制性收購建議而額外收購祥泰行股本權益之資金將由本集團之內部資源及債務融資撥付。然而，於最後實際可行日期，董事仍未最終決定認購事項及因觸發強制性收購建議而產生之強制性收購建議之撥資方式。

財務回顧

於二零零四年九月三十日，本集團之資產淨值為港幣130,042,000元，較去年減少0.1%，此乃由於本期間錄得虧損。本集團維持銀行及現金結餘約港幣64,025,000元，而銀行及其他借貸則為港幣149,449,000元。銀行借貸港幣70,451,000元主要為有關於達隆名居物業單位興建之項目貸款、撥付就生產西藥興建大埔廠房之有期貸款以及與供應商作出交易付款安排之信用狀。其他借貸港幣78,998,000元主要包括就收購醫藥及健康食品業務尚未繳付之代價應付予賣方港幣15,000,000元之可換股票據以及港幣13,000,000元之承兑票據。由於所收購醫藥及健康食品業務之資產負債比率較高，因此本集團之資產負債比率（總負債相對總資產值之比率）增至62%（二零零四年三月三十一日：44%）。由於預期本集團之盈利能力將於來年有所改善，故董事認為資產負債比率將可降低。

大部分借貸均按香港銀行同業拆息或最優惠利率計息，管理層相信，資本市場利率仍維持於低水平，故毋須就息率波動作出對沖。本集團大部分資產及負債均以港元結算，董事會因此認為，本集團並無面臨任何重大匯率風險。

職工回報

收購醫藥及健康食品業務導致於二零零四年九月三十日之員工人數增至502人（二零零三年九月三十日：8人）。本集團之總員工開支約為港幣18,805,000元（截至二零零三年九月三十日止六個月：港幣2,053,000元）。本集團按員工之資歷、經驗、工作性質、表現和市場薪酬情況而釐定薪酬待遇。本集團亦向員工提供其他福利，例如醫療、牙科保險及退休金計劃。

展望

預料本港旅客數目不斷上升，本地消費氣氛亦持續改善，本港之零售環境將於未來幾年出現穩步增長。倘所有利好環境因素持續，預期物業市場亦將出現同一復甦趨勢，從而進一步改善本集團於未來幾年之表現。

本集團致力與著名醫藥及健康食品分銷商合作，從而拓展分銷網絡。於本期間，本集團將新加坡之零售業務轉移至PSC Corporation Limited之一間附屬公司以精簡零售管理架構。該公司為著名消費品分銷商，於新加坡上市，其已成為在新加坡及其他東南亞國家經營「東方紅」藥店的特許經營商，並獲委任為該等地區的本集團產品獨家分銷商。此外，為能在國內分銷正美及東方紅之產品及取得牌照，本集團正與一名中國內地業務夥伴積極籌備工作計劃。董事已奠下更強勁之業務基礎，邁向前景更佳的二零零五年。

中期報告結算日後，本公司於二零零四年十二月十五日就配售新股及可換股票據（「配售活動」）訂立兩份有條件協議，籌集所得款項總額港幣160,000,000元。董事認為，此配售活動可加強本集團之財務狀況及為未來業務發展帶來充足資源。

(ii) 管理層討論及分析

以下為摘錄自祥泰行截至二零零四年九月三十日止六個月之中期報告有關祥泰行集團業務及財務之管理層討論及分析:

「業務回顧

本集團截至二零零四年九月三十日止六個月之營業額約為港幣175,398,000元,較去年大幅上升近500%。同時,本集團成功將本期間虧損減少至港幣1,017,000元(截至二零零三年九月三十日止六個月:港幣14,661,000元)。營業額增加及虧損收窄乃主要由於二零零四年五月新收購之醫藥及健康食品業務帶來經營業績貢獻,以及經濟復甦後消費者對本港物業市場重拾信心所致。

物業發展

本集團逐漸售出其位於干諾道西達隆名居之13個住宅單位及一個商用單位,於本期間錄得營業額港幣60,546,000元及毛利港幣13,878,000元。市價上升帶動物業銷售溢利穩步上揚。於期終時,尚未售出物業有27個住宅單位及2個商用單位。

藥物零售及製造

自收購中藥零售商「東方紅」及西藥製造商正美藥品有限公司(「正美」)之權益後,本集團開始將其業務擴展至醫藥及健康食品事業,成為香港、中國內地、加拿大、台灣及澳門著名醫藥品牌之持有人及零售商。此業務現時於該等地區經營合共69間零售店,自收購日以來已錄得營業額港幣107,080,000元。隨著香港經濟逐漸復甦,以及內地經濟持續強勁增長,該業務之銷售表現自去年起開始反彈,該兩個地區之銷售額分別增加23%及31%。

西藥製造商正美現正努力擴展其分銷網絡及提升生產效率。自正美獲發符合GMP(藥品生產質量管理規範)標準之牌照後,向政府銷售醫藥成為新業務分支。本集團亦正投入資源以於香港及該等有潛力市場取得其產品之牌照,預備在銷售方面取得突破。由於正美仍然處於扭轉虧損的過渡階段,因此本期間仍錄得經營虧損。然而,由於中藥業務錄得溢利,達至本期間錄得微利港幣601,000元。

於結算日，本集團須於下列年期支付不可撤銷營業租賃項下之未來最低租金承擔如下：

	二零零四年九月三十日 *港幣千元*	二零零四年三月三十一日 *港幣千元*
一年內	17,220	–
第二至第五年（包括首尾兩年）	20,683	–
	37,903	–

營業租賃款項指本集團就其若干寫字樓、廠房物業及店舖應付之租金。議定租賃年期平均為三年，租金則為固定或固定租金加按店鋪每月總營業額固定百分比計算之或然租金。

20. 結算日後事項

於二零零四年九月三十日後，本公司就委聘配售代理以按港幣0.4元配售本公司股本中150,000,000股每股面值港幣0.01元之新普通股以及按初步兑換價每股港幣0.42元配售價值港幣100,000,000元之2%三年期可換股票據訂立有條件股份配售協議及有條件可換股票據配售協議。發行股份及可換股票據估計所得款項淨額港幣155,000,000元，當中約港幣35,000,000元擬用作償還若干短期借貸、約港幣90,000,000元作擴大本集團投資物業組合，及約港幣30,000,000元作本集團額外一般營運資金。」

18. 收購附屬公司

於二零零四年五月，本集團分別以代價港幣42,000,000元收購Tung Fong Hung Investment Limited已發行股本100%，以及代價港幣28,000,000元收購Pacific Wins Development Ltd.餘下並非由Tung Fong Hung Investment Limited持有之50%已發行股本。交易採用收購會計法計算。

收購影響概述如下：

	港幣千元
購入淨資產	51,199
收購產生商譽	22,936
總代價	74,135
以下列方式支付	
現金	42,000
承兑票據	13,000
可換股票據	15,000
	70,000
法律及專業費用	4,135
	74,135
收購產生現金流出淨額	
現金代價	(42,000)
法律及專業費用	(4,135)
購入銀行結餘及現金	23,274
	(22,861)

於本期間收購之附屬公司為本集團帶來營業額貢獻約港幣107,080,000元及為本集團經營溢利帶來約港幣601,000元溢利。

19. 營業租賃承擔

本集團為承租人

	截至九月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
本集團於本期間就以下各項支付之物業租金：		
最低租賃款項	7,812	134
或然租金	1,421	–
	9,233	134

16. 遞延稅項

以下為於現有及過往報告期間之主要遞延稅項負債(資產)撥備及有關變動:

	加速稅項折舊	稅項虧損	總計
	港幣千元	*港幣千元*	*港幣千元*
於二零零三年四月一日、二零零三年九月三十日及二零零四年四月一日	–	–	–
收購附屬公司	3,263	(3,263)	–
本期間於收入(計入)扣除	(385)	385	–
於二零零四年九月三十日	2,878	(2,878)	–

於二零零四年九月三十日,本集團有未耗用稅項虧損港幣698,699,000元(二零零四年三月三十一日:港幣538,966,000元)可用作抵銷日後溢利及與物業、廠房及設備相關之可扣減暫時差額港幣595,000元(二零零四年三月三十一日:與投資物業、物業、廠房及設備相關者為港幣25,504,000元)。已就有關虧損港幣16,445,000元(二零零四年三月三十一日:零)確認遞延稅項資產。由於未能確定會否產生未來溢利,本集團並無就餘下未耗用稅項虧損港幣682,254,000元(二零零四年三月三十一日:港幣538,966,000元)及可扣減暫時差額確認遞延稅項資產。稅項虧損可無限期結轉。

17. 股本

	股份數目	金額
		港幣千元
每股面值港幣0.01元之普通股		
法定:		
於二零零四年四月一日及二零零四年九月三十日	40,000,000,000	400,000
已發行及繳足:		
於二零零四年四月一日	127,697,656	1,277
行使購股權	1,155,000	11
於二零零四年九月三十日	128,852,656	1,288

12. 商譽

附註18所述收購附屬公司產生商譽約港幣22,936,000元。本期間攤銷約港幣478,000元商譽。商譽之攤銷期為20年。

13. 應收賬款、按金及預付款項

本集團給予其貿易客戶之信貸期介乎三十至九十日不等。

於報告日期，應收賬款之賬齡分析如下：

	於二零零四年九月三十日	於二零零四年三月三十一日
	港幣千元	*港幣千元*
零至三十日	17,757	4,799
三十一日至九十日	3,445	–
超過九十日	1,660	–
	22,862	4,799
其他應收賬款、按金及預付款項	12,339	5,512
	35,201	10,311

14. 應付賬款及應計開支

於報告日期，應付賬款之賬齡分析如下：

	於二零零四年九月三十日	於二零零四年三月三十一日
	港幣千元	*港幣千元*
零至三十日	24,968	488
三十一日至九十日	16,865	–
超過九十日	3,676	1,283
	45,509	1,771
其他應付賬款及應計費用	18,970	5,870
	64,479	7,641

15. 銀行及其他借貸

於二零零四年九月三十日，本集團因收購附屬公司產生銀行及其他借貸港幣82,697,000元。收購代價部分以發行承兑票據港幣13,000,000元及本金額港幣15,000,000元於二零零六年到期之2%可贖回可換股票據支付（於附註18披露）。承兑票據為無抵押，按年息5.5厘計息及於二零零五年五月六日到期。可換股票據可按換股價每股港幣0.45元（可予調整）兑換為33,333,333股本公司普通股。

此外，本集團分別獲得港幣57,152,000元及償還港幣112,844,000元之銀行及其他借貸。

8. 每股虧損

每股基本虧損乃按以下數據計算：

	截至九月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
本期間虧損	1,017	14,661
	股份數目	股份數目
計算每股基本虧損之股份加權平均數	128,739,049	117,187,656

由於行使購股權及兑換可換股票據會導致每股虧損淨額減少，故並無呈列每股攤薄虧損。

9. 投資物業

於本期間，本集團售出賬面值港幣8,200,000元之所有投資物業，獲得所得款項淨額港幣4,983,000元，因而出現出售虧損港幣3,217,000元。投資物業之法定押記已於出售時解除。

10. 物業、廠房及設備

於本期間，本集團按成本港幣72,906,000元購入物業、廠房及設備，當中港幣71,549,000元乃於收購附屬公司（於附註18披露）時產生，另售出賬面值港幣129,000元之物業、廠房及設備。此外，本集團已就其物業、廠房及設備於本期間簡明收益表扣除折舊港幣4,221,000元（截至二零零三年九月三十日止六個月：港幣100,000元）。

本集團賬面淨值總額約港幣12,331,000元之若干設備，已就本集團獲授之信貸融資抵押予銀行。

11. 無形資產

於本期間，於收購附屬公司（於附註18披露）時購入港幣1,265,000元之無形資產。無形資產指醫藥產品開發成本。此外，本集團已於本期間就無形資產攤銷扣除港幣4,000元。無形資產攤銷期介乎5至20年。

4. 經營溢利(虧損)

	截至九月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
本期間經營溢利(虧損)已扣除(計入)下列各項:		
物業、廠房及設備之折舊	4,221	100
攤銷無形資產,計入行政費用	4	–
出售物業、廠房及設備之虧損(收益)	53	(1,473)
收回壞賬	(1)	(21)

5. 財務費用

	截至九月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
利息:		
須於五年內全數償還之銀行及其他借款	2,719	9,576
承兑票據	290	–
可換股票據	122	–
貸款安排費用	880	–
	4,011	9,576

6. 税項

即期税項指就中華人民共和國所得税作出之撥備。

本集團於本期間並無任何應課税溢利,故並無就香港利得税撥備。

其他司法權區產生之税項按有關司法權區之現行税率計算。

7. 股息

本期間並無派付任何股息(截至二零零三年九月三十日止六個月:無)。董事不建議派付任何中期股息。

本集團之營業額及經營溢利(虧損),按主要分部業務分部,分析如下:

截至二零零四年九月三十日止六個月

	醫藥及健康食品 *港幣千元*	摩托車 *港幣千元*	地產 *港幣千元*	綜合 *港幣千元*
收入				
對外銷售	107,080	7,673	60,645	175,398
分部業績	601	253	9,611	10,465
未分配企業費用				(7,005)
經營溢利				3,460
財務費用				(4,011)
除税前虧損				(551)
税項				(466)
未計少數股東權益前虧損				(1,017)
少數股東權益				–
本期間虧損				(1,017)

截至二零零三年九月三十日止六個月

	摩托車 *港幣千元*	地產 *港幣千元*	綜合 *港幣千元*
收入			
對外銷售	9,860	19,605	29,465
分部業績	557	(5,575)	(5,018)
未分配企業費用			(6,540)
經營虧損			(11,558)
財務費用			(9,576)
出售一間附屬公司之溢利			20
除税前虧損			(21,114)
税項			–
未計少數股東權益前虧損			(21,114)
少數股東權益			6,453
本期間虧損			(14,661)

簡明財務報表附註
截至二零零四年九月三十日止六個月

1. 編製基準

簡明財務報表乃根據香港聯合交易所有限公司證券上市規則附錄16之適用披露規定及香港會計師公會頒佈之會計實務準則第25號「中期財務報告」編製。

2. 主要會計政策

簡明財務報表乃根據歷史成本法編製，並就若干證券投資重估作出修訂。

所採納會計政策與編製本集團截至二零零四年三月三十一日止年度之年度財務報表所依循者一致，惟本集團於附註18所披露收購附屬公司後採納下文所述若干新會計政策。

存貨

存貨按成本及可變現淨值兩者之較低者入賬。成本採用加權平均法計算。

無形資產

倘預期已清晰界定項目產生之開發成本可透過日後商業活動收回，則確認開發開支之內部產生無形資產。有關資產以直線法按其可用年期攤銷。

倘並無確認內部產生無形資產，開發開支將於其產生期間確認為開支。

研究活動之開支於產生期間確認為開支。

3. 分部資料

醫藥及健康食品製造、分銷及零售業務於二零零四年五月收購附屬公司（於附註18披露）時購入。

簡明綜合現金流量表

截至二零零四年九月三十日止六個月

	截至九月三十日止六個月	
	二零零四年 （未經審核） *港幣千元*	二零零三年 （未經審核） *港幣千元*
經營業務所得現金淨額	59,743	12,891
已繳稅項	(273)	–
投資業務（所耗）所得現金淨額	(17,720)	9,518
融資業務所耗現金淨額	(59,004)	(15,683)
現金及現金等值項目（減少）增加淨額	(17,254)	6,726
期初現金及現金等值項目	80,136	120,112
匯率變動影響	527	–
期終現金及現金等值項目	63,409	126,838
現金及現金等值項目結餘分析		
銀行結餘及現金	64,025	126,838
銀行透支	(616)	–
	63,409	126,838

簡明綜合權益變動表

截至二零零四年九月三十日止六個月

	股本	股份溢價	股本贖回儲備	其他儲備	特別儲備	換算儲備	累積（虧絀）溢利	總計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
於二零零三年四月一日	234,375	334,999	646	–	(8,908)	–	(403,500)	157,612
股本重組								
－削減股本	(233,203)	–	–	233,203	–	–	–	–
－註銷股份溢價	–	(334,999)	–	334,999	–	–	–	–
－抵銷累計虧絀	–	–	–	(535,894)	–	–	535,894	–
本期間虧損	–	–	–	–	–	–	(14,661)	(14,661)
於二零零三年九月三十日	1,172	–	646	32,308	(8,908)	–	117,733	142,951
行使購股權	105	2,071	–	–	–	–	–	2,176
本期間虧損	–	–	–	–	–	–	(14,951)	(14,951)
於二零零四年三月三十一日	1,277	2,071	646	32,308	(8,908)	–	102,782	130,176
換算香港境外業務之匯兑差額及未於簡明收益表確認之收益	–	–	–	–	–	645	–	645
行使購股權	11	227	–	–	–	–	–	238
本期間虧損	–	–	–	–	–	–	(1,017)	(1,017)
於二零零四年九月三十日	1,288	2,298	646	32,308	(8,908)	645	101,765	130,042

簡明綜合資產負債表

於二零零四年九月三十日

	附註	二零零四年九月三十日（未經審核）港幣千元	二零零四年三月三十一日（經審核）港幣千元
非流動資產			
投資物業	9	–	8,200
物業、廠房及設備	10	69,054	380
無形資產	11	1,261	–
商譽	12	22,458	–
一間聯營公司權益		11	–
		92,784	8,580
流動資產			
待售物業		71,990	116,846
存貨		67,034	–
證券投資		10,330	16,388
應收賬款、按金及預付款項	13	35,201	10,311
已抵押銀行存款		2,930	–
銀行結餘及現金		64,025	80,136
		251,510	223,681
流動負債			
應付賬款及應計開支	14	64,479	7,641
應繳稅項		179	–
一年內到期之融資租賃承擔		33	–
一年內償還之銀行及其他借貸	15	119,449	94,444
		184,140	102,085
淨流動資產		67,370	121,596
總資產減流動負債		160,154	130,176
非流動負債			
一年後到期之融資租賃承擔		112	–
於一年後償還之銀行及其他借貸	15	30,000	–
		30,112	–
		130,042	130,176
股本及儲備			
股本	17	1,288	1,277
儲備		128,754	128,899
		130,042	130,176

3. 未經審核中期財務資料

(i) 未經審核中期財務報表

以下為摘錄自祥泰行截至二零零四年九月三十日止六個月之中期報告之未經審核財務報表連同財務報表之相關附註：

「**簡明綜合收益表**

截至二零零四年九月三十日止六個月

	附註	截至九月三十日止六個月 二零零四年 (未經審核) 港幣千元	二零零三年 (未經審核) 港幣千元
營業額	3	175,398	29,465
銷售成本		(125,505)	(28,283)
待售物業撥備		–	(6,006)
毛利(損)		49,893	(4,824)
投資收入		34	2,930
其他經營收入		255	1,506
分銷成本		(24,733)	–
行政費用		(13,651)	(5,336)
出售證券投資收益(虧損)		53	(7,509)
收購附屬公司所產生商譽攤銷		(478)	–
出售投資物業虧損		(3,217)	–
其他投資之未變現(虧損)收益		(4,696)	1,675
經營溢利(虧損)	4	3,460	(11,558)
財務費用	5	(4,011)	(9,576)
出售一間附屬公司之溢利		–	20
除税前虧損		(551)	(21,114)
税項	6	(466)	–
未計少數股東權益前虧損		(1,017)	(21,114)
少數股東權益		–	6,453
本期間虧損		(1,017)	(14,661)
每股虧損(基本)	8	(0.8仙)	(12.5仙)

展望

由於整體業務環境持續不景氣，本集團大部分業務繼續出現經營虧損，除非上環項目於未來幾個月竣工且銷情理想，否則情況將不會有任何重大改善。本集團繼續積極物色可帶來正數回報之商機。」

財務回顧

於二零零二年三月三十一日，本集團之資產淨值為170,913,000港元，較去年年結日減少26%，主要由於本集團於年內出售若干物業及項目，本集團並因而得以維持大量流動現金共計141,437,000港元。由於本集團之營運業務仍未產生現金流入淨額，而上環物業發展（本集團佔該發展項目的60%權益並按此比例承擔借貸風險）一直耗用現金儲備，故於二零零二年三月三十一日之有關有抵押土地及建築貸款增加至170,813,000港元。儘管已動用150,000,000港元土地貸款，本集團之建築貸款額仍會逐步增加至最多44,000,000港元。該項有抵押港元貸款按最優惠貸款利率計息。本集團已獲得貸款銀行同意，把還款日押後至二零零二年十二月。由於利率相對較低，故本集團並無就此項按浮動優惠利率計息的貸款作出對沖。此外，本集團就於二零零二年三月三十一日之4,183,000港元貸款抵押一項投資物業，而該項貸款乃按最優惠利率或香港銀行同業拆息計息（以較高者為準）。本集團之負債比率（總負債相對總資產值）為53%（二零零一年：43%）。

於二零零二年五月二十八日，本集團與配售代理訂立有條件配售協議，配售代理同意按全面包銷之基準按每股0.10港元之配售價配售390,000,000股新股份。配售所得款項淨額約38,000,000港元。本公司擬動用配售之估計所得款項淨額約20,000,000港元發展上環項目，而餘額約18,000,000港元則作為本集團之一般營運資金。該配售於二零零二年六月十二日完成。

由於本集團大部分交易（包括借款）均以港元、人民幣為貨幣單位，另有少數以日圓為結算單位，故本集團所面對之外匯波動風險甚微。年內，人民幣兑港元之匯率穩定，而以日圓銷售的貨物主要以日圓採購，故本集團承受之外匯風險輕微。除上文所述者外，本集團並無其他重大外匯承擔及風險。

職工回報

於二零零二年三月三十一日，本集團於香港之員工人數約二十人，而中國則有十六人。本集團之總員工開支為15,376,000港元。

本集團按員工之資歷、經驗、工作性質、表現和市況而釐定薪酬待遇。本集團亦向香港員工提供其他福利，例如醫療及牙科保險及公積金計劃。年內，本集團並無向任何董事及員工授出購股權。為符合新訂上市規則，本公司將於二零零二年八月二十六日召開股東特別大會，以徵求股東批准採納新購股權計劃。

物業發展

北京項目

本集團擁有100%股權之長河發展有限公司(「長河」)持有位於北京之發展項目(「北京項目」)80%權益，該公司於本年度產生除税前虧損17,614,000港元。鑑於繼續進行北京項目之資金需求頗大，及為避免該項目帶來進一步虧損，本集團於二零零一年十月以現金15,000,000港元出售整個計劃之權益。

上環項目

本集團擁有60%權益之上環物業發展項目(「上環項目」)已命名為達隆名居，快將推出發售。該項目之上蓋工程已完成，預期可於二零零二年九月前取得入伙紙。本集團擬於未來數月預售單位，而所得款項將用作償還其銀行貸款以改善本集團之流動資金狀況。

資訊科技

本集團持有合共30%權益之Value-Net Limited(「Value-Net」)停止營業後，本集團隨後即向鄭煜權先生(「鄭先生」)採取法律行動，高等法院已於二零零二年三月作出裁決，頒令鄭先生須就違反其與本集團訂立之買賣協議而須向本集團支付89,910,000港元。本集團將盡最大努力向鄭先生追討有關款項。

機電工程及分銷

本集團之機電工程及分銷業務集中於中國進行，而中國與日本出現貿易糾紛，日本製造之空調產品於年內四分之一時間需繳納100%懲罰關税，該項業務於本年度之表現因而受到嚴重影響。

藥品製造廠

北京海爾富藥業有限公司(「北京藥業」)錄得營業額3,459,000港元，經營虧損為823,000港元。由於北京政府計劃清拆及遷徙現有生產設施，以及北京藥業前景不明，本集團已於二零零一年十一月以現金1,500,000港元出售其於北京藥業之所有權益，並終止所有藥品製造業務。

百貨公司

本集團持有聯營公司深圳天虹商場有限公司(「深圳天虹」)48.73%權益，並於本年度就此獲得5,135,000港元之除税後溢利。然而，深圳零售業之溢利表現非常不穩定，故本集團已於二零零一年十一月以現金18,000,000港元出售其於深圳天虹之所有48.73%股權，藉此改善本集團之現金流量狀況。

於二零零三年三月六日，本集團建議進行涉及資本削減、股份拆細、股份合併及股份溢價註銷之資本重組（「資本重組」）。有關詳情載於二零零三年三月二十一日之致股東通函內。資本重組獲股東大會批准後於二零零三年四月十五日生效。

職工回報

於二零零三年三月三十一日，本集團於香港之員工人數為十一人。本集團之總員工開支約為港幣6,347,000元（二零零二年：港幣15,697,000元）。本集團按員工之資歷、經驗、工作性質、表現和市況而釐定薪酬待遇。本集團亦向員工提供其他福利，例如醫療及牙科保險及退休福利計劃。年內，本集團並無向任何董事及員工授出購股權。

展望

由於整體業務環境持續不景氣、失業率高企，加上自二零零三年二月爆發非典型肺炎之影響，本集團之物業發展業務繼續出現虧損。鑑於此種不利局面，董事將採取審慎策略發展業務。年內已實行嚴格之成本節約措施，從而將本集團之開支降至低水平。本集團將繼續積極物色可帶來正數回報之商機。」

(c) 截至二零零二年三月三十一日止年度

以下為摘錄自祥泰行截至二零零二年三月三十一日止年度年報有關祥泰行集團業績及財務之管理層討論及分析：

「業務回顧

本集團於本年度之營業額為44,625,000港元，較去年同期下跌9%。營業額主要來自空調設備及機械貿易及相關工程服務，此項業務雖較去年同期有輕微增長，惟本集團其他業務之營業額卻有所下降，導致整體營業額下降。年內，本集團錄得59,019,000港元虧損，較上年度業績有62%改善。本年度之虧損主要由於出售若干附屬公司產生虧損11,373,000港元、重估投資物業產生虧絀2,500,000港元及發展中物業出現減損21,843,000港元所致。

本年為本集團重整業務之重要一年。於二零零一年十月，Lunghin Enterprise Inc.（「Lunghin」）收購本公司448,503,921股股份，成為本公司主要股東，本集團新任主席謝祖翔先生為Lunghin 唯一股東。本集團繼續致力出售控制權較少之非核心業務及投資或對本集團而言生產力較低之資產，藉此減低槓桿比率及保留現金以作日後發展用途。

物業發展

本集團擁有上環物業發展項目—達隆名居60%權益。該項目之上蓋工程於二零零二年十一月完成，銷售活動亦同時展開。於二零零三年三月三十一日，該項目已錄得約港幣21,825,000元之銷售額。銷售所得款項已用作償還銀行貸款以改善本集團之負債狀況。然而，鑑於香港物業市場不景氣，本集團於年內就達隆名居提撥約港幣25,421,000元之減損撥備。

摩托車貿易

本集團繼續為香港及澳門之鈴木摩托車分銷商。本年度之營業額約為港幣11,562,000元，較去年增長16%。年內，此項業務錄得約港幣225,000元之虧損。

機電工程及分銷

由於機電工程及分銷業務表現未如理想，本集團於二零零二年八月將此業務出售予獨立第三者，產生虧損約港幣713,000元。

財務回顧

於二零零三年三月三十一日，本集團之資產淨值為港幣157,612,000元，較去年年結日減少8%，此主要由於發展中物業出現減損約港幣25,421,000元、重估投資物業產生虧絀港幣1,500,000元及其他投資之未變現虧損約港幣19,583,000元所致。本集團保持大量現金結餘約港幣120,112,000元。於二零零三年三月三十一日，本集團之抵押銀行及其他貸款乃以港元結算並按最優惠利率計息，彼之結餘由去年之港幣174,996,000元微增至約港幣178,453,000元，其中港幣168,688,000元之達隆名居項目抵押貸款已於二零零二年十二月到期，貸款銀行已有條件地同意押後該還款日期。由於息率相對較低，故本集團並無就該等按浮動最優惠利率計息的借貸作出對沖。本集團之負債比率（總負債相對總資產值之比率）為55%（二零零二年：53%）。

本集團之大部分資產及負債均以港元為結算單位，董事會認為，本集團並無面臨任何重大匯率風險。

於二零零二年五月二十八日，本集團與配售代理訂立有條件配售協議，據此，配售代理同意按全面包銷之基準以每股配售股份港幣0.10元之配售價配售390,000,000股新股份。配售所得款項淨額約港幣38,000,000元，其中港幣20,000,000元撥作發展本集團於香港之物業，其餘約港幣18,000,000元則撥作一般營運資金。該配售於二零零二年六月十二日完成。

本集團大部分資產及負債均以港元為結算單位，董事會認為，本集團並無面臨任何重大匯率風險。

於二零零三年四月十五日，本集團進行涉及股本削減、股份拆細、股份合併及股份溢價註銷之股本重組（「股本重組」）。股本重組導致本公司股份之每股面值減至港幣0.01元。

職工回報

於二零零四年三月三十一日，本集團於香港之員工人數為十人，並於中國聘用一人。本集團之總員工開支約為港幣3,956,000元（二零零三年：港幣6,347,000元）。本集團按員工之資歷、經驗、工作性質、表現和市況而釐定薪酬待遇。本集團亦向員工提供其他福利，例如醫療及牙科保險及公積金計劃。年內，本集團根據二零零二年購股權計劃按每股港幣0.207元之價格，向員工及諮詢人發行10,510,000股新股份，集資港幣2,176,000元。所得款項用作營運資金。年內，本集團並無向任何董事授出購股權。

展望

由於政府積極採取措施振興經濟，如安排中國居民來港作個人旅遊及推出更緊密經貿關係安排，香港經濟逐步復甦，買家自二零零三年底起漸漸對物業市場恢復信心。董事會相信，物業發展業務未來將為本集團帶來更理想回報。此外，由於本集團以銷售達隆名居單位所得款項償還銀行貸款，本集團之貸款進一步減少，讓本集團有充足財政實力把握其他投資機會。

本集團於二零零四年五月收購東方紅集團（「東方紅」）100%權益。東方紅主要在香港、中國內地、台灣、加拿大、澳門及新加坡從事製造及銷售「東方紅」品牌之中藥及保健產品。東方紅亦在香港從事生產及分銷西藥產品。董事會認為，隨著大眾愈來愈重視健康，加上來港中國旅客大幅增加，東方紅將會持續增長，並錄得可觀回報，故是項投資對本集團有利。」

(b)　截至二零零三年三月三十一日止年度

以下為摘錄自祥泰行截至二零零三年三月三十一日止年度年報有關祥泰行集團業績及財務之管理層討論及分析：

「業務回顧

本集團於本年度之營業額約為港幣41,276,000元，較去年同期下跌8%。營業額主要來自物業銷售及摩托車及配件貿易。年內，本集團錄得約港幣51,556,000元虧損，較上年度業績有13%改善。本年度之虧損主要由於重估投資物業產生虧絀港幣1,500,000元、發展中物業出現減損約港幣25,421,000元及其他投資之未變現虧損約港幣19,583,000元所致。

(ii) 管理層討論及分析

(a) 截至二零零四年三月三十一日止年度

以下為摘錄自祥泰行截至二零零四年三月三十一日止年度之年報有關祥泰行集團業績及財務之管理層討論及分析：

「業務回顧

本集團截至二零零四年三月三十一日止年度之營業額約為港幣63,514,000元，較去年大幅上升54%。營業額改善，主要由於本集團上環物業發展項目達隆名居之銷售所得款項增加所致。年內，本集團錄得約港幣29,612,000元淨虧損，較上年度虧損收窄43%。本集團業績大幅改善，主要由於最近物業市場復甦引致本集團物業有所升值。摩托車銷售亦為本集團帶來理想的貢獻。

物業發展

達隆名居為一幢樓高26層之商住大廈。隨著最近物業市場復甦，加上積極進行銷售及市場推廣工作，於二零零四年第一季錄得理想銷售額。現已售出接近一半單位。

於本年度錄得約港幣47,276,000元之銷售額。銷售所得款項已悉數用於償還本集團之銀行貸款。由於達隆名居已竣工，故並無將任何財務費用撥充資本。撇除為減值所作出撥備，銷售物業帶來毛利約港幣5,973,000元。

鑑於物業市場之投資氣氛自二零零三年底起逐漸好轉，本集團於二零零三年十二月購入達隆名居餘下40%權益。收購提升了銷售隊伍之效率，令銷售表現顯著改善。銷售所得款項已用於償還銀行借貸，令本集團之資產負債狀況得以改善。

買賣摩托車

本集團繼續為鈴木摩托車之香港及澳門分銷商。本年度之營業額約為港幣15,864,000元，較去年增長37%，此乃由於「綿羊仔」摩托車在區內大受歡迎所致。此項業務於年內為本集團帶來約港幣664,000元之溢利貢獻。

財務回顧

於二零零四年三月三十一日，本集團之資產淨值為港幣130,176,000元，較去年減少17%，此乃由於本年度錄得淨虧損所致。本集團保持銀行結餘及現金約港幣80,136,000元，而銀行及其他借貸則由港幣178,453,000元減至港幣94,444,000元。該等銀行及其他借貸主要為與達隆名居有關之項目貸款，於年結日之餘額為港幣86,771,000元，按香港銀行同業拆息計息。由於息率低企，故本集團並無就息率波動作出對沖。本集團之資產負債比率（總負債相對總資產值之比率）為43%（二零零三年：55%）。

	持續經營業務		非持續經營業務		
	摩托車	地產	空調設備	未分配	綜合
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
其他資料					
資本增加	–	89	3	947	1,039
折舊及攤銷	–	22	6	260	288
發展中物業已確認減損	–	25,421	–	–	25,421
重估投資物業所產生虧絀	–	1,500	–	–	1,500
呆賬撥備	–	–	5,280	1,276	6,556

區域分部

本集團之業務主要位於香港及中國。本集團之行政職能於香港及中國進行，生產職能已於二零零二年八月出售及終止。

下表提供本集團按區域市場劃分之銷售分析（不論貨品之來源地）：

	按區域市場劃分之銷售收益		經營虧損	
	二零零四年	二零零三年	二零零四年	二零零三年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
香港	63,514	34,196	(11,131)	(31,913)
中國	–	7,080	1,548	(5,338)
	63,514	41,276	(9,583)	(37,251)
企業費用			(12,653)	(21,871)
經營虧損			(22,236)	(59,122)

以下為按資產所在地區劃分之分部資產賬面值以及添置物業、廠房及設備分析：

	分部資產賬面值		添置物業、廠房及設備	
	二零零四年	二零零三年	二零零四年	二零零三年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
香港	232,261	347,648	–	1,039
中國	–	1,230	–	–
	232,261	348,878	–	1,039」

二零零三年

	持續經營業務		非持續經營業務	
	摩托車	地產	空調設備	綜合
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
截至二零零三年三月三十一日止年度之收益表				
營業額	11,562	22,634	7,080	41,276
分部業績	(225)	(32,097)	(5,368)	(37,690)
未分配企業費用				(21,432)
經營虧損				(59,122)
財務費用				(5,156)
出售非持續經營業務虧損	–	–	(713)	(713)
出售附屬公司虧損	–	(341)	–	(341)
除稅前虧損				(65,332)
稅項				–
未計少數股東權益前虧損				(65,332)
少數股東權益				(13,776)
本年度虧損				(51,556)
資產負債表 ***於二零零三年三月三十一日***				
資產				
分部資產	529	195,194	–	195,723
未分配之企業資產				153,155
綜合總資產				348,878
負債				
分部負債	44	14,150	–	14,194
未分配之企業負債				178,884
綜合總負債				193,078

各主要業務之分部資料呈列如下：

二零零四年

	持續經營業務			
	摩托車 *港幣千元*	**地產** *港幣千元*	**未分配** *港幣千元*	**綜合** *港幣千元*
截至二零零四年三月三十一日止年度之收益表				
營業額	15,864	47,650	–	63,514
分部業績	664	(9,641)	–	(8,977)
未分配企業費用				(13,259)
經營虧損				(22,236)
財務費用				(15,585)
出售附屬公司收益		20	10	30
除稅前虧損				(37,791)
稅項				–
未計少數股東權益前虧損				(37,791)
少數股東權益				(8,179)
本年度虧損				(29,612)
資產負債表 ***於二零零四年三月三十一日***				
資產				
分部資產	1,977	132,995	–	134,972
未分配企業資產				97,289
綜合總資產				232,261
負債				
分部負債	1,157	6,295	–	7,452
未分配企業負債				94,633
綜合總負債				102,085
其他資料				
折舊及攤銷	–	2	181	183
待售物業撥備	–	6,006	–	6,006
重估投資物業所產生虧絀	–	8,800	–	8,800
負商譽攤銷	–	747	–	747
呆賬撥備（回撥）	–	37	(57)	(20)

附屬公司名稱	註冊成立／經營地點	已發行及繳足股本	本公司所持有已發行股本之百分比 直接 %	間接 %	主要業務
Handsworth	英屬處女群島	美金1元普通股	–	100	投資控股
勁龍國際控股有限公司	香港	港幣2元普通股	–	100	投資控股
祥泰行集團(摩托車)有限公司	香港	港幣10,000元普通股	–	100	摩托車及配件買賣
泰瑞	香港	港幣100元普通股	–	100	物業持有及銷售
豐昌有限公司	香港	港幣2元普通股	–	100	暫無營業
恒寶有限公司	香港	港幣2元普通股	–	100	暫無營業
Profit View Limited	英屬處女群島	美金1元普通股	–	100	投資控股
Sound Advice Investments Limited	英屬處女群島	美金100元普通股	–	100	投資控股
Sunray Power Limited	英屬處女群島	美金1元普通股	–	100	投資控股

附註： 無投票權遞延股實質上並無附有權利可獲派股息及獲發有關公司任何股東大會之通告或出席股東大會或於會上投票或於清盤時獲取任何分派。

於結算日或本年度任何時間內，各附屬公司概無任何尚未償還之債務證券。

32. 分部資料

業務分部

就管理而言，本集團現時分為兩個營運部門。該等部門為本集團報告其首要分部資料之基礎。

主要業務如下：

地產　　—　地產投資及發展
摩托車　—　買賣摩托車及配件

於二零零二年八月，本集團已出售及終止買賣空調設備貿易及提供相關工程服務之業務。

上述各項交易已於二零零四年五月六日完成。東方紅及Pacific Wins於完成日期已成為本公司全資附屬公司。

(b) 根據日期為二零零四年七月十二日之臨時買賣協議，本集團以港幣5,000,000元代價將其投資物業出售予一名獨立第三方。

31. 附屬公司

本公司各附屬公司於二零零四年三月三十一日之詳情如下；

附屬公司名稱	註冊成立／經營地點	已發行及繳足股本	本公司所持有已發行股本之百分比 直接 %	間接 %	主要業務
Asia Progress	英屬處女群島	美金1元普通股	–	100	投資控股
CTH (B.V.I.)	英屬處女群島	美金50,000元普通股	100	–	投資控股
祥泰行(中國)有限公司	香港	港幣2元普通股	–	100	物業持有
祥泰行集團(食品)有限公司	香港	港幣2元普通股	–	100	暫無營業
祥泰行地產	香港	港幣10,000,000元普通股	–	100	投資控股
祥泰行集團(地產代理)有限公司	香港	港幣2元普通股	–	100	暫無營業
祥泰行集團(科技)有限公司	香港	港幣2元普通股	–	100	投資控股
祥泰行有限公司	香港	港幣2,000元普通股	–	100	投資控股
		港幣500,000元無投票權遞延股*(附註)*	–	–	
富天物業有限公司	香港	港幣2元普通股	–	100	物業投資

29. 退休福利計劃

本集團為合資格僱員設立定額供款退休福利計劃，該計劃之資產乃由受託人管理之基金另行持有。

在綜合收益表中扣除之退休金費用，乃指本集團須按該計劃規定所述之特定比率撥支款項。倘僱員在全數取得供款前退出該計劃，則沒收之僱主供款可用以減低本集團應付之供款。

於結算日，本集團並無因僱員退出退休福利計劃而有重大沒收供款，有關供款可用作減低本集團日後應付之供款。

由二零零零年十二月一日起，本集團亦為香港僱員參加強制性公積金計劃（「強積金計劃」）。強積金計劃已根據強制性公積金計劃條例向強制性公積金計劃管理局註冊。有關強積金計劃資產與本集團資產分開管理，並由一獨立受託人控制之基金持有。

根據強積金計劃之規例，僱主及其僱員須各自按規例所述之特定比率向計劃供款，本集團於強積金計劃之唯一責任為向該計劃作出所規定供款，於收益表中扣除之強積金計劃供款，乃指本集團按計劃規例所述特定比率應付之供款。強積金計劃並無任何沒收供款可用作扣減日後應付供款。

30. 結算日後事項

於二零零四年三月三十一日後，本集團有下列重大結算日後事項：

(a) 根據於二零零四年三月二十四日之公佈，本公司全資擁有之附屬公司Cheung Tai Hong (B.V.I.) Limited（「CTH (B.V.I.)」）與中策集團有限公司（「中策」）（其股份於聯交所上市）訂立買賣協議，據此，CTH (B.V.I.)同意以總代價港幣42,000,000元向中策收購Tong Fong Hung Investment Limited（「東方紅」）全部股權。東方紅及其附屬公司主要從事製造及銷售東方紅品牌之中藥及保健產品及食品。上述代價分別以港幣6,500,000元本公司發行承兑票據及現金港幣35,500,000元支付。

同日，本公司、CTH (B.V.I.)及第三方Chelson Limited（「Chelson」）訂立買賣協議，據此，CTH (B.V.I.)以總代價港幣28,000,000元向Chelson收購其於Pacific Wins Development Ltd.（「Pacific Wins」）全部50%股權。上述代價分別以本公司發行承兑票據港幣6,500,000元、本公司發行之可換股票據港幣15,000,000元及現金港幣6,500,000元支付。Pacific Wins其餘50%股權則由東方紅旗下一間全資附屬公司持有。Pacific Wins及其附屬公司主要透過Pacific Wins之全資附屬公司Jean-Marie Pharmacal Company Limited生產、銷售及分銷西藥產品。

28. 關連人士交易

(a) 於二零零三年十一月十一日，本公司全資附屬公司祥泰行集團（地產）有限公司（「祥泰行地產」）與黃先生就收購Asia Progress（「Asia Progress協議」）及Handsworth（「Handsworth協議」）全部已發行股本及所欠貸款訂立協議（「收購事項」）。Asia Progress協議及Handsworth協議已於二零零三年十二月二十四日完成（「完成日期」）。

根據Asia Progress協議，祥泰行地產以代價港幣1元向黃先生收購Asia Progress全部已發行股本，並接納於完成日期以代價港幣1元轉讓Asia Progress欠付黃先生之股東貸款港幣27,803,000元。此外，黃先生於完成日期前向泰瑞授出為數港幣14,000,000元之無抵押貸款，並於完成日期後以代價港幣1元將上述貸款轉讓予祥泰行地產。根據Handsworth協議，祥泰行地產以代價港幣1元向黃先生收購Handsworth全部已發行股本，並接納於完成日期以代價港幣1元轉讓Handsworth欠付黃先生之股東貸款港幣83,337,000元。Asia Progress及Handsworth各自僅有之投資分別為於泰瑞之10%及30%股本權益。Asia Progress協議及Handsworth協議完成後，Asia Progress、Handsworth及泰瑞成為祥泰行地產之全資附屬公司。收購事項已於二零零三年十二月十二日之股東特別大會上獲股東批准。

(b) 於截至二零零三年三月三十一日止年度內，泰瑞獲得本集團及兩間由黃先生控制之股東公司Asia Progress及Handsworth之額外股東貸款港幣36,700,000元。於二零零三年三月三十一日，本集團及股東公司所提供之未償還貸款結餘分別約為港幣164,636,000元及港幣109,758,000元。

此貸款為無抵押免息借貸，須按要求償還，由各股東按其於泰瑞之股本權益比例借予泰瑞。於二零零三年三月三十一日，上述股東公司借出之貸款結餘已詳載於附註19。

此外，黃先生及本公司曾就泰瑞所獲授港幣112,000,000元（二零零三年：港幣194,000,000元）之銀行貸款額而向銀行作出擔保，該擔保以無償代價按雙方於泰瑞之股本權益比例分別承擔。

(c) 於截至二零零三年三月三十一日止年度內，本集團從環宇管理有限公司（「環宇」）收取港幣560,000元作為行政費用分攤，本公司之董事丁仲強先生及連鳳儀女士亦為環宇之董事。本公司之董事謝祖翔先生為環宇前任董事並曾於環宇擁有實益權益。環宇乃聯交所上市公司冠中地產有限公司之全資附屬公司。該行政費用乃按當時市場價格商討釐定。

於結算日，本集團須於下列年期支付不可撤銷營業租賃項下之未來最低租金承擔如下：

	本集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
一年內	–	294
第二至第五年	–	374
	–	668

應付營業租賃金額代表本集團就其若干寫字樓應付租金。於二零零三年三月三十一日，租約經議定為三年。

本公司於兩個年度均無任何營業租賃項下承擔。

本集團為出租人

本年度所賺取之物業租金收益為港幣374,000元（二零零三年：港幣809,000元）。

投資物業預期能產生之持續租金回報為4.56%（二零零三年：3.28%）。

於二零零四年三月三十一日，本集團已與租戶訂約之未來最低租金為港幣90,000元（二零零三年：港幣152,000元）並將於一年內到期。

27. 資產抵押

於二零零四年三月三十一日，本集團之銀行及其他借貸由下列項目作抵押：

(a) 本集團賬面值為港幣116,846,000元（二零零三年：港幣168,306,000元）待售物業之法定抵押；

(b) 附屬公司富天物業有限公司賬面值為港幣8,200,000元（二零零三年：無）投資物業之法定抵押；

(c) 附屬公司泰瑞之股份抵押；

(d) 泰瑞所有資產之浮動抵押，包括但不限於未繳足股本；

(e) 本集團之香港待售物業所有現有及日後建築合約中之權利、擁有權、權益及收益之轉移權；

(f) 本集團之香港待售物業之所有保險保單利益；

(g) 本集團待售物業之未來出售所得款項、租金及其他收益；及

(h) 泰瑞之股東貸款被列為後償。

除上文(a)及(b)段所述者外，於二零零三年三月三十一日，本集團之其他借貸亦由賬面值港幣9,765,000元之其他投資作抵押。

	二零零四年	二零零三年
	港幣千元	*港幣千元*
購入淨資產		
證券投資	–	12,712
其他借貸	–	(12,712)
少數股東權益	(124,879)	–
總代價	(124,879)	–
支付方式		
現金	–	–
法律及專業費用	261	–
前少數股東貸款豁免	(125,140)	–
	(124,879)	–

截至二零零四年三月三十一日止年度所收購附屬公司為本集團帶來港幣11,158,000元之營業額貢獻，並於本集團經營溢利佔港幣1,895,000元。

截至二零零三年三月三十一日止年度，本集團以現金代價港幣2元收購附屬公司，惟並無大幅增加本集團經營虧損。

25. 或然負債

於二零零四年三月三十一日，本集團向買方就未記錄之稅務負債提供彌償保證（如有）及就過往年度售出之一間附屬公司之事務及業務提供保證。本集團就違反保證之所有索償，連同根據彌償保證之所有索償之合計責任，最多不超過港幣60,000,000元（二零零三年：港幣60,000,000元）。所有有關索償可於一九九八年三月三十一日起計十年內向本集團提出。

於二零零四年三月三十一日，本公司就其附屬公司獲銀行授出一般銀行貸款額而向銀行作出之未償還公司擔保約為港幣114,000,000元（二零零三年：港幣118,400,000元），並就其附屬公司履行於證券公司開立證券戶口之責任而向證券公司作出擔保。

26. 營業租賃承擔

本集團為承租人

本年度於營業租賃項下支付之最低租金為港幣294,000元（二零零三年：港幣505,000元）。

23. 出售附屬公司／業務

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
售出淨資產：		
物業、廠房及設備	–	45
投資物業	–	6,000
存貨	–	2,288
應收賬款、按金及預付款項	–	8,614
銀行結存及現金	–	865
應付賬款及應計開支	(20)	(9,207)
應付客戶合約工程款	–	(455)
有抵押銀行貸款	–	(4,094)
	(20)	4,056
出售非持續經營業務之虧損	–	(713)
出售附屬公司收益（虧損）	30	(341)
總代價	10	3,002
支付方式：		
現金	10	3,002
因出售產生之現金流入淨額：		
現金代價	10	3,002
售出之銀行結存及現金	–	(865)
出售產生之現金流入淨額	10	2,137

於年內售出之附屬公司並無為本集團帶來營業額貢獻（二零零三年：港幣7,331,000元），惟於本集團經營虧損佔港幣39,000元（二零零三年：港幣5,246,000元）。

24. 收購附屬公司

於二零零三年十二月二十四日，本集團以總現金代價港幣5元收購Asia Progress及Handsworth全部已發行股本，以及Asia Progress、Handsworth與泰瑞發展有限公司（「泰瑞」）分別結欠Asia Progress及Handsworth唯一實益股東兼泰瑞董事黃俊康先生（「黃先生」）港幣27,803,000元、港幣83,337,000元及港幣14,000,000元之貸款。上述詳情於附註28中披露。是項收購按會計收購法入賬。因收購產生之負商譽款額為港幣5,057,000元。

22. 儲備

	股份溢價	股本贖回儲備	繳入盈餘	虧絀	總計
	港幣千元	*港幣千元*	*港幣千元 (附註)*	*港幣千元*	*港幣千元*
本公司					
於二零零二年四月一日	335,744	646	173,869	(534,711)	(24,452)
與發行股份有關之開支	(745)	–	–	–	(745)
本年度虧損	–	–	–	(53,273)	(53,273)
於二零零三年三月三十一日	334,999	646	173,869	(587,984)	(78,470)
股本重組					
–股本削減 *(附註20(1a))*	–	–	233,203	–	233,203
–註銷股份溢價 *(附註20(1d))*	(334,999)	–	334,999	–	–
–抵銷虧絀 *(附註20(1))*	–	–	(535,894)	535,894	–
行使購股權	2,071	–	–	–	2,071
本年度虧損	–	–	–	(92,083)	(92,083)
於二零零四年三月三十一日	2,071	646	206,177	(144,173)	64,721

附註： 本公司繳入盈餘指：

(i) 本公司所收購附屬公司於一九九四年集團重組當日之相關資產淨值減自重組前儲備中提撥派發之任何股息及因收購而發行作為支付代價之本公司股本面值之差額；及

(ii) 根據於二零零三年四月十五日進行之股本重組，股本削減、註銷股份溢價及抵銷虧絀之結餘淨額。

除本公司之保留溢利外，根據百慕達一九八一年公司法（經修訂），繳入盈餘可作為分派予股東之用，惟本公司不可在下列情況下自繳入盈餘宣派或派付股息或撥作分派：

(a) 公司未能或在分派後無法支付到期債項；或

(b) 公司資產可變現值將因此少於債項及已發行股本與股份溢價賬之總和。

根據董事意見，本公司於二零零四年三月三十一日可分派予股東之儲備為港幣62,004,000元（二零零三年：無）。

於二零零四年三月三十一日之尚未行使購股權詳情如下：

授出日期	可行使期間	行使價 港幣 （附註）	於行使購股權時將予發行之股份數目 （附註）
1994計劃			
一九九七年六月十九日	一九九七年六月十九日至二零零七年六月十八日	21.84	4,800
一九九八年二月二日	一九九八年二月二日至二零零八年二月一日	2.00	2,000
一九九九年十一月十七日	一九九九年十一月十七日至二零零九年十一月十六日	2.34	10,500
二零零零年三月十四日	二零零零年三月十四日至二零一零年三月十三日	6.60	10,000
			27,300
2002計劃			
二零零四年一月七日	二零零四年一月九日至二零一四年一月八日	0.207	1,155,000
			1,182,300

附註： 於股本重組後，本公司股本中每20股每股面值港幣0.0005元之已發行及未發行股份，已由二零零三年四月十五日起，合併為本公司股本中1股每股面值港幣0.01元之新普通股股份。因此，購股權之行使價及數目已作出調整。

年內就僱員及諮詢人接納所授出購股權而收取之總代價為港幣10元（二零零三年：無）。

有關購股權獲行使前，授出購股權之財務影響並無記錄於本公司或本集團之資產負債表，亦並無就年內所授出之購股權價值於收益表中確認為支出。購股權獲行使時，就此所發行之股份按股份面值記錄，列為於本公司額外股本，而每股行使價超出股份面值之款額則記錄於本公司股份溢價賬。於行使日前已失效或註銷之購股權於未行使購股權之登記冊中刪除。

於二零零四年三月三十一日，根據2002計劃已授出但未行使購股權所涉及之股份數目為1,155,000股，相當於本公司當日已發行股份約0.9%。根據2002計劃可予授出購股權所涉及之股份總數，連同根據所有其他計劃可予授出購股權所涉及之股份總數(「計劃限額」)合共為2002計劃獲採納當日已發行股份之10%。計劃限額可通過股東大會決議案更新，惟根據2002計劃及任何其他計劃將予授出之購股權獲悉數行使時可發行之股份總數，不得超過於股東批准當日已發行股份之10%。然而，計劃限額及其任何增幅將不會導致根據2002計劃及其他計劃授出之未行使購股權獲悉數行使時可予發行之股份數目，超出不時已發行股份之30%。於授出購股權日期起計十二個月期間，概無任何人士可獲授超出於授出日已發行股份1%之購股權。

下表披露本公司員工(包括董事)所持購股權之詳情及其於年內之變動：

計劃類別	於二零零三年四月一日結餘	於年內調整 (附註)	於年內授出	於年內行使	於年內註銷	於二零零四年三月三十一日結餘
1994計劃	11,889,000	(11,294,550)	–	–	(567,150)	27,300
2002計劃	–	–	11,665,000	(10,510,000)	–	1,155,000
	11,889,000	(11,294,550)	11,665,000	(10,510,000)	(567,150)	1,182,300

計劃類別	於二零零二年四月一日結餘	於年內調整	於年內授出	於年內行使	於年內註銷	於二零零三年三月三十一日結餘
1994計劃	43,169,000	–	–	–	(31,280,000)	11,889,000

股份於購股權行使日期之市價由港幣0.40元至港幣0.43元不等。

包括在上表內之董事所持1994計劃購股權詳情如下：

年份	於四月一日結餘	於年內調整 (附註)	於年內註銷	於三月三十一日結餘
二零零四年	4,580,000	(4,351,000)	(229,000)	–
二零零三年	19,580,000	–	(8,800,000)	10,780,000

並無根據2002計劃向董事授出任何購股權。

任何人士於建議獲授購股權時，倘全面行使過往獲授之購股權及上述購股權會導致其所持已發行及可予發行股份總數，超出所有根據1994計劃可能授出之購股權所涉及之已發行及可予發行股份數目之25%，則該名人士將不得獲授購股權。

購股權可於授出日期起計十年內任何時間按照1994計劃之條款行使，惟於授出日起計首五年每年行使之購股權總數不得超過所獲授購股權累計總額之20%。董事會可全權酌情釐定購股權之行使期，惟購股權不得於其授出日起計十年之後行使。購股權不會於1994計劃獲批准日期起計十年之後授出。

1994計劃已根據二零零二年八月二十六日通過之決議案終止。

於二零零二年八月二十六日採納之計劃（「2002計劃」）

隨著1994計劃於二零零二年八月被終止，本公司根據一項於二零零二年八月二十六日通過之決議案採納2002計劃，該計劃旨在向合資格人士提供獎勵，將於二零一二年八月二十五日屆滿。根據2002計劃，本公司董事會可向下列合資格人士授出購股權，以認購本公司股份：

(i) 本公司、其附屬公司及本公司持有其任何股本權益之任何公司之僱員，包括執行董事；或

(ii) 本公司、其附屬公司及本公司持有其任何股本權益之任何公司之非執行董事；或

(iii) 供應商或客戶；或

(iv) 諮詢人、顧問或代理人。

所授出購股權須於授出日起計二十八天內接納，屆時須就每項批授之購股權支付港幣1元代價。行使價釐定為(i)股份於授出購股權之日之收市價；或(ii)股份於緊接授出購股權日期前五個交易日之平均收市價或(iii)股份於授出日之面值（以較高者為準）。

購股權可於授出而被接納之日起計十年內任何時間，按照2002計劃之條款行使。

附註：

(1) 根據日期為二零零三年三月六日之公佈（「公佈」）及於二零零三年四月十四日通過之決議案，股本重組（「股本重組」）已獲通過並自二零零三年四月十五日起生效，其中涉及：

(a) (i) 本公司股本中每股面值港幣0.10元之所有已發行普通股股份（「股份」）之面值，透過註銷相等金額之繳足股本，削減每股面值港幣0.0995元，從而令該等股份之每股面值由港幣0.10元減至港幣0.0005元。因此，按於公佈日期之已發行股份2,343,753,121股計算，本公司之已發行股本港幣234,375,000元將削減港幣233,203,000元至港幣1,172,000元（「股本削減」）；及

(ii) 由該等削減而產生之進賬額已計入本公司之繳入盈餘賬；

(b) 每股面值港幣0.10元之未發行股份拆細為200股每股面值港幣0.0005元之未發行股份；

(c) 於股本重組後，本公司股本中每20股每股面值港幣0.0005元之已發行及未發行股份已合併為本公司股本中1股面值港幣0.01元之新普通股（「合併股份」）。根據此項基準及於股本削減後，已發行合併股份為117,187,656股（「股份合併」）；及

(d) 於二零零三年一月三十一日，本公司股份溢價賬之股份溢價已註銷，就此而產生之進賬額計入本公司之繳入盈餘賬。

上文第(a)(ii)及(d)段所述轉撥至本公司繳入盈餘賬之部分進賬額，已用作抵銷本公司於二零零三年一月三十一日之虧絀。根據本公司於二零零三年一月三十一日之未經審核管理賬目，本公司之虧絀約為港幣535,900,000元。

(2) 本公司分別於二零零四年二月二十三日、二零零四年二月二十四日及二零零四年三月五日，於若干僱員及諮詢人行使獲授之購股權時，按每股港幣0.207元代價發行3,510,000股、5,845,000股及1,155,000股每股面值港幣0.01元之普通股。新股份於各方面均與現有股份享有同等權益。

21. 購股權

於一九九四年二月二十八日採納之計劃（「1994計劃」）

1994計劃於一九九四年二月二十八日獲採納，將於二零零四年二月二十七日屆滿，旨在向董事及合資格員工提供獎勵。根據1994計劃，本公司之董事會可向合資格員工（包括本公司及其附屬公司之董事）授出購股權。

所授出購股權須於授出日起十四天內接納，屆時須就授出之每項購股權支付港幣1元代價。行使價由本公司董事釐定，惟不能低於(i)股份面值；及(ii)緊接授出購股權日期前五個營業日之股份平均收市價80%（以較高者為準）。

於二零零四年三月三十一日，根據1994計劃已授出而未行使購股權所涉及之股份數目為27,300股，佔當日本公司已發行股份約0.02%。倘未經本公司股東事先批准，根據1994計劃可予授出購股權所涉及之股份總數於任何時間內不得超過本公司已發行股份之10%。

19. 少數股東權益

	本集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
一間附屬公司少數股東之貸款	–	109,758
附屬公司少數股東應佔淨負債	–	(111,570)
	–	(1,812)

此貸款為無抵押、免息及無固定還款年期。

於二零零三年三月三十一日，該附屬公司之少數股東同意按持股比例，向附屬公司提供足夠貸款以履行其所有到期債務，並同意不會就該筆貸款提出償還要求，直至該附屬公司財務狀況許可為止。少數股東亦同意彼等於該附屬公司所佔之任何虧損將可作抵銷彼等應收之貸款。因此，少數股東就其應佔淨負債而產生之欠款已確認，用作抵銷彼等應收之欠款。

20. 股本

	股份數目	金額
		港幣千元
法定：		
於二零零二年四月一日及二零零三年三月三十一日，每股面值港幣0.10元	4,000,000,000	400,000
股本重組		
－股份拆細（*附註1b*）	796,000,000,000	–
－股份合併（*附註1c*）	(760,000,000,000)	–
於二零零四年三月三十一日，每股面值港幣0.01元	40,000,000,000	400,000
已發行及繳足：		
於二零零二年四月一日，每股面值港幣0.10元	1,953,753,121	195,375
配售股份	390,000,000	39,000
於二零零三年三月三十一日，每股面值港幣0.10元	2,343,753,121	234,375
股本重組		
－股本削減（*附註1a*）	–	(233,203)
－股份合併（*附註1c*）	(2,226,565,465)	–
行使購股權（*附註2*）	10,510,000	105
於二零零四年三月三十一日，每股面值港幣0.01元	127,697,656	1,277

16. 應收賬款、按金及預付款項

本集團給予其貿易客戶之信貸期由零至三十日不等。

應收賬款於結算日之賬齡分析如下：

	本集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
零至六十日	4,799	429
六十一至九十日	–	9
超過九十日	–	43
	4,799	481
其他應收賬款、按金及預付款項	5,512	7,606
	10,311	8,087

17. 應付賬款及應計開支

應付賬款於結算日之賬齡分析如下：

	本集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
零至六十日	488	1,630
六十一至九十日	–	495
超過九十日	1,283	1,173
	1,771	3,298
其他應付賬款及應計開支	5,870	11,327
	7,641	14,625

18. 須於一年內償還之銀行貸款及其他借貸

	本集團	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
有抵押銀行貸款	87,844	168,688
無抵押其他借貸	6,600	9,765
	94,444	178,453

其他借貸中包括兩項港幣6,000,000元及港幣600,000元分別按年息香港最優惠利率加2厘及年息12厘計息之借貸。

13. 附屬公司權益

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
非上市股份，按成本值	183,277	183,277
應收附屬公司款項	607,354	609,104
	790,631	792,381
扣除：減損	(725,096)	(636,170)
	65,535	156,211

非上市股份賬面值乃按照本公司於一九九四年根據集團重組成為本集團控股公司之日本公司應佔附屬公司相關資產淨值之賬面值，減在重組前該等附屬公司從儲備所派發之股息計算。

應收附屬公司款項為無抵押、免息及無固定還款年期。根據董事之意見，本公司不會於結算日起計十二個月內要求還款，因此有關款項被列為非流動項目。

本公司就其向附屬公司作出之投資及墊款按有關可收回金額確認之減損為港幣88,926,000元（二零零三年：港幣51,730,000元）。

各附屬公司於二零零四年三月三十一日之詳情載於附註31。

14. 待售物業

於二零零四年三月三十一日，待售物業乃按可變現淨值列賬。於二零零三年三月三十一日，待售物業則按轉撥自發展中物業之賬面值列賬。

15. 證券投資

	本集團 其他投資 二零零四年 *港幣千元*	 二零零三年 *港幣千元*
股本證券：		
於香港上市，按市值	16,388	33,013

12. 物業、廠房及設備

	租約土地及樓宇 *港幣千元*	傢俬、裝置及機器 *港幣千元*	汽車 *港幣千元*	總計 *港幣千元*
本集團				
成本				
於二零零三年四月一日	3,295	1,403	384	5,082
出售一間附屬公司	(2,037)	–	–	(2,037)
出售	(1,258)	(686)	(146)	(2,090)
於二零零四年三月三十一日	–	717	238	955
折舊、攤銷及減值				
於二零零三年四月一日	2,065	553	104	2,722
本年度撥備	2	114	67	183
出售一間附屬公司時撇銷	(2,037)	–	–	(2,037)
出售時撇銷	(30)	(207)	(56)	(293)
於二零零四年三月三十一日	–	460	115	575
賬面淨值				
於二零零四年三月三十一日	–	257	123	380
於二零零三年三月三十一日	1,230	850	280	2,360

	傢俬、裝置及機器 *港幣千元*
本公司	
成本	
於二零零三年四月一日及二零零四年三月三十一日	6
折舊	
於二零零三年四月一日	2
本年度撥備	–
於二零零四年三月三十一日	2
賬面淨值	
於二零零四年三月三十一日	4
於二零零三年三月三十一日	4

本集團之租約土地及樓宇位於中國，以中期土地使用權持有。

10. 每股虧損

每股基本虧損乃按照以下數據計算：

	二零零四年	二零零三年
本年度虧損	港幣29,612,000元	港幣51,556,000元
計算每股基本虧損之股份加權平均數	118,228,175	113,341,081

為計算每股基本虧損，截至二零零三年三月三十一日止年度之股份加權平均數已予以調整，以反映附註20所指於二零零三年四月之股本重組。

由於行使購股權會導致每股淨虧損減少，故未呈列每股攤薄虧損。

11. 投資物業

	本集團 *港幣千元*
估值	
於二零零三年四月一日	17,000
重估產生之虧絀	(8,800)
於二零零四年三月三十一日	8,200

本集團按營業租賃就租賃用途租出之投資物業由獨立專業估值公司（特許測量員）按二零零四年三月三十一日現時採用之公開市值基準進行重估。因重估產生之虧絀港幣8,800,000元已於綜合收益表扣除。

本集團投資物業位於香港，以中期租約持有。

勁龍工程於截至二零零三年三月三十一日止年度佔本集團經營業務之現金流出淨額港幣1,462,000元，並就投資業務獲得港幣750,000元。

勁龍工程於出售日期之資產及負債賬面值如下：

	二零零三年 *港幣千元*
總資產	11,808
總負債	(9,595)

於出售勁龍工程時產生出售非持續經營業務之虧損港幣713,000元，即出售所得款項減該附屬公司淨資產賬面值所產生之虧損。

9. 稅項

本公司及其附屬公司於年內並沒有任何應課稅溢利，故本集團並無作出香港利得稅撥備。

香港利得稅稅率自二零零三／二零零四課稅年度起由16%上調至17.5%。

本年度稅項支出與收益表所示虧損之對賬如下：

	二零零四年 *港幣千元*	二零零三年 *港幣千元*
除稅前虧損	(37,791)	(65,332)
按香港利得稅稅率17.5% （二零零三年：16%）計算之稅項	(6,613)	(10,453)
不可扣稅開支之稅務影響	673	1,451
毋須課稅收入之稅務影響	(1,406)	(998)
未確認遞延稅項資產之稅務影響	7,379	48,968
動用先前未確認之稅項虧損	(33)	(4)
動用先前未使用之可扣稅開支	–	(38,964)
本年度之稅務影響	–	–

二零零四年三月三十一日，本集團有關稅項虧損之未確認遞延稅項資產為港幣538,966,000元（二零零三年：港幣495,631,000元），而有關投資物業以及物業、廠房及設備之可扣減暫時差額則為港幣25,504,000元（二零零三年：港幣21,994,000元）。本公司有關稅項虧損之未確認遞延稅項資產為港幣7,154,000元（二零零三年：港幣4,769,000元）。

由於難以預測未來溢利來源，故並無就稅項虧損及可扣減暫時差額確認遞延稅項資產。

B. 最高薪酬人士

本集團最高酬金之五名人士中有三名(二零零三年:五名)為本公司董事,彼等之酬金詳情載於上文(A)段。該五名董事中有兩名於截至二零零三年三月三十一日止年度獲委任或辭任,彼等以僱員職位及獲委為董事前或辭任後獲得之酬金港幣556,000元並未包括於上文(A)段。

餘下兩名人士之酬金(二零零三年:兩名持有僱員職位之董事)載列如下:

	二零零四年	二零零三年
	港幣千元	*港幣千元*
薪金及其他福利	486	533
退休福利計劃供款	22	23
	508	556

於年內,本集團並無向五名最高薪酬人士(包括董事及僱員)支付酬金,作為鼓勵加入或準備加入本集團或作為離職之補償。於年內,並無董事放棄任何酬金。

8. 非持續經營業務

於二零零二年八月,本集團於出售其附屬公司勁龍工程有限公司(「勁龍工程」)後終止在中華人民共和國(香港除外)(「中國」)買賣空調設備及提供相關工程服務之業務。

有關非持續經營業務之業績如下:

	截至二零零二年七月三十一日止期間
	港幣千元
營業額	7,080
銷售成本	(5,301)
毛利	1,779
其他經營收入	59
分銷成本	(85)
行政費用	(1,841)
呆壞賬準備	(5,280)
未計少數股東權益前虧損	(5,368)
少數股東權益	–
截至終止經營該業務日期間之虧損	(5,368)

6. 財務費用

	二零零四年 港幣千元	二零零三年 港幣千元
利息:		
－須於五年內全數償還之銀行及其他借貸	15,105	9,849
－毋須於五年內全數償還之銀行借貸	–	98
安排貸款費用	480	–
	15,585	9,947
*扣除:*撥充作發展中物業資本之款額	–	(4,791)
	15,585	5,156

7. 董事酬金及最高薪酬人士

A. 董事酬金

	二零零四年 港幣千元	二零零三年 港幣千元
袍金:		
執行董事	–	–
獨立非執行董事	20	–
	20	–
付予執行董事之其他酬金:		
薪金及其他福利	2,574	3,038
退休福利計劃供款	39	49
	2,613	3,087
	2,633	3,087

董事酬金介乎以下範圍:

	董事人數 二零零四年	董事人數 二零零三年
零至港幣1,000,000元	7	8
港幣1,500,001元至港幣2,000,000元	1	1

營業租賃

營業租賃項下之應付／應收租金於有關租賃年期內以直線法於收益表中扣除／計入。

退休福利成本

於收益表扣除之退休金成本代表本集團於本年度就強制性公積金計劃及定額退休供款計劃應付供款。

4. 營業額

營業額是指來自第三方合共已收及應收之淨額，並概述如下：

	二零零四年	二零零三年
	港幣千元	*港幣千元*
物業銷售	47,276	21,825
買賣摩托車	15,864	11,562
租金收入	374	809
買賣空調設備及提供相關工程服務	–	7,080
	63,514	41,276

本年及往年自租金收入產生之費用均微不足道。

5. 經營虧損

	二零零四年	二零零三年
	港幣千元	*港幣千元*
經營虧損已扣除（計入）：		
核數師酬金：		
一本年度	653	404
一去年撥備不足	249	379
	902	783
折舊及攤銷	183	288
退休福利計劃供款，扣除已沒收供款港幣77,000元（二零零三年：港幣83,000元）	23	77
員工成本（包括董事酬金）	3,933	6,270
	3,956	6,347
非上市證券投資股息收入	–	(244)
出售物業、廠房及設備收益	(1,053)	(16)
出售證券投資收益	–	(197)
利息收入	(5,720)	(6,099)

貸款安排費用乃獲得短期無抵押貸款而產生。該費用將會遞延處理，並按貸款還款期以直線法計入收益表攤銷以確保支出穩定。

所有其他借貸成本將在其發生期間內確認為開支。

外幣

以港幣以外貨幣計算之交易乃按交易日之匯率換算為港幣。以該等外幣計算之資產及負債則按結算日之匯率重新換算。因換算而產生之盈虧均會計入年內之溢利及虧損。

在綜合賬目時，本集團在香港以外業務之資產及負債按結算日之匯率折算。收入及開支項目按年內平均匯率折算。因此而產生之匯兑差額均分類為權益，撥入本集團換算儲備。換算差額於出售業務期內確認為收入或開支。

税項

所得税開支指現行應繳税項及遞延税項之總和。

現行應繳税項乃按本年度應課税溢利計算。應課税溢利與收益表所報純利不同，乃由於前者不包括其他年度之應課税或可扣税收入或開支，並且不包括毋須課税或不能扣税之收益表項目。

遞延税項指就財務報表資產及負債賬面值與計算應課税溢利所用相應税基之差額預期應付或可收回之税項，以資產負債表負債法列賬。遞延税項負債一般會就所有應課税暫時差額確認，而遞延税項資產乃於可能出現可扣税之暫時差額以抵銷應課税溢利時確認。倘暫時差額源自商譽（或負商譽），或於不影響應課税溢利或會計溢利之交易（業務合併除外）初步確認其他資產及負債，則不會確認該等資產及負債。

遞延税項負債乃按於附屬公司之投資所產生應課税暫時差額予以確認，惟若本集團可控制撥回暫時差額之時間及暫時差額有可能於可見將來不會撥回之情況除外。

遞延税項資產之賬面值於各個結算日檢討，並於可能不再有足夠應課税溢利恢復該項資產全部或部分之情況下調低。

遞延税項乃按預期於償還負債或變現資產期間適用之税率計算。遞延税項於收益表扣除或計入，惟倘遞延税項與直接扣除或計入股東權益之項目相關者除外，在此情況下遞延税項亦於股東權益中處理。

物業、廠房及設備之項目以直線法於估計可使用年期內按下列年率折舊及攤銷:

租約土地	尚餘租約年期
樓宇	4%或尚餘之租約年期(取其較短者)
傢俬、裝置及機器	10%－20%
汽車	10%－20%

出售或停止使用資產之收益或虧損為有關資產之銷售所得款項與賬面值之差額,於收益表中確認。

減值

本集團於每個結算日審閱其資產之賬面值,以釐定該等資產是否有任何減損跡象。倘資產之可收回數額估計將低於其賬面值,資產之賬面值則減至其可收回數額。減損即時確認為開支。

倘隨後撥回減損,資產之賬面值增至重新估計之可收回數額,惟增加之賬面值不得超過於過往年度如並無就資產確認減損而釐定之賬面值。減損撥回即時確認為收入。

證券投資

證券投資乃按交易日基準確認及初步按成本計算。

持有至到期之債券外之投資分類為證券投資及其他投資。

投資證券(為持有作既定長期策略投資目的之證券)乃於隨後之申報日期按成本計算,並減去任何非暫時性之減損。

其他投資乃按公平價值列賬,而未變現盈虧計入年內之溢利或虧損內。

待售物業

待售物業按成本及可變現淨值兩者中之較低者入賬。可變現淨值乃參考估計所得銷售款項減估計銷售費用釐定。

借貸費用

因收購、建造或製造指定資產而產生之借貸成本將予以資本化,作為該等資產之成本部分。當該等資產已大致可供作擬定用途或作銷售時,有關借貸成本則停止撥作資本。

負商譽另行在資產負債表中列為資產扣減。倘負商譽乃因收購當日預期之虧損或支出而產生，則將於產生時撥入期內收益計算。其餘負商譽則按可辨認已收購折舊資產之剩餘平均可使用年期按直線法確認為收益。倘有關負商譽超出已收購可辨認非貨幣資產之總公平價值，則即時確認為收益。

附屬公司投資

附屬公司投資按成本扣除任何認定之減損於本公司之資產負債表列賬。

收益確認

銷售貨物乃於貨物交付及擁有權轉讓時獲確認。

倘物業發展用作銷售，則收入只在物業或其任何已訂約出售之部分建成後及有關當局批出樓宇入伙紙後始予入賬。

利息收入乃參照當時本金餘額及適用利率按時間基準計算。

按經營租約出租之物業所得之租金收入，包括預先收取之租金，按有關租約年期以直線法確認。

買賣證券之溢利及虧損乃按照交易日當天基準確認。

投資之股息收入在收取款項之權利確立時確認。

投資物業

投資物業乃已建成之物業，按其投資潛力持有，其租金收入則依公平原則釐定。

投資物業根據獨立專業估值評定之結算日市值列賬。任何因投資物業重估產生之盈餘或虧絀會計入投資物業重估儲備或自該儲備內扣除，除非該儲備之餘額不足以彌補虧絀，在此情況下超過投資物業重估儲備餘額之虧絀將於綜合收益表中扣除。倘先前已在收益表扣除虧絀，而其後出現盈餘，則盈餘會計入收益表，惟以先前所扣除之虧絀為限。

於出售投資物業時，其於投資物業重估儲備之餘額將撥往收益表。

本集團將不就投資物業計提任何折舊撥備，除非其有關租約年期為二十年或以下。

物業、廠房及設備

物業、廠房及設備乃按成本減累計折舊、攤銷及累計減損列賬。

財務報表附註

截至二零零四年三月三十一日止年度

1. 簡介

本公司為一間於百慕達註冊成立之受豁免有限公司，其股份於香港聯合交易所有限公司（「聯交所」）上市。

本公司乃一投資控股公司。其附屬公司之主要業務載於財務報表附註31。

2. 採納香港財務申報準則

於本年度，本集團首次採納香港會計師公會（「香港會計師公會」）頒佈之其中一項香港財務申報準則（「香港財務申報準則」）：經修訂會計實務準則（「會計實務準則」）第12號「所得税」。香港財務申報準則之條文包括香港會計師公會認可之會計實務準則及詮釋。實施會計實務準則第12號（經修訂）之主要影響與遞延税項有關。會計實務準則第12號（經修訂）規定採用資產負債表負債法，須根據財務報表內資產負債項目之賬面值及其用於計算應課税溢利之相關税基所產生之一切暫時差額確認遞延税項，惟少數情況例外。會計實務準則第12號（經修訂）並無任何特定過渡規定，故新會計政策已追溯應用。採納此項經修訂會計實務準則並無對目前或過往會計期間之業績構成實質影響。因此，毋須對過往期間之業績作出調整。

3. 主要會計政策

財務報表乃根據過往成本法編製，並經修訂以反映投資物業及若干證券投資之重估值。

本財務報表乃根據香港普遍採納之會計原則編製，所採納之主要會計政策列載如下：

綜合基準

綜合財務報表包括本公司及其附屬公司截至每年三月三十一日止之財務報表。

於年內收購或出售之附屬公司之業績均自收購生效日期或直至出售生效日期（視情況而定）計入綜合收益表。

負商譽

負商譽指本集團於收購當日在其附屬公司可辨認資產及負債之公平價值中所佔權益超出收購成本之部分。

	附註	二零零四年 *港幣千元*	二零零三年 *港幣千元*
投資業務			
出售證券投資所得款項		10,376	18,087
已收利息		5,720	6,099
出售物業、廠房及設備所得款項		2,850	818
出售附屬公司／業務 （扣除售出現金及現金等值項目）	*23*	10	2,137
購入證券投資		(5,170)	(57,873)
已抵押銀行存款減少		–	5,000
已收非上市證券投資之股息		–	244
發展中物業之開支		–	(39,873)
購買物業、廠房及設備		–	(1,039)
投資業務所得（所耗）現金淨額		13,786	(66,400)
融資業務			
新增銀行及其他借貸		59,016	32,952
新增一附屬公司之少數股東貸款		15,309	14,681
發行股份所得款項		2,176	39,000
償還銀行及其他借貸		(143,025)	(38,113)
已付有關發行股份之費用		–	(745)
融資業務所得（所耗）現金淨額		(66,524)	47,775
現金及現金等值項目減少淨額		(39,976)	(16,325)
於四月一日之現金及現金等值項目		120,112	136,437
於三月三十一日之現金及現金等值項目， 指銀行結餘及現金		80,136	120,112

綜合現金流量表

截至二零零四年三月三十一日止年度

	附註	二零零四年 *港幣千元*	二零零三年 *港幣千元*
經營業務			
經營虧損		(22,236)	(59,122)
調整項目：			
待售物業撥備		6,006	–
利息收入		(5,720)	(6,099)
非上市證券投資之股息收入		–	(244)
折舊及攤銷		183	288
呆賬（回撥）撥備		(20)	6,556
出售物業、廠房及設備收益		(1,053)	(16)
重估投資物業所產生虧絀		8,800	1,500
出售證券投資收益		–	(197)
出售其他投資虧損		13,059	542
發展中物業已確認減損		–	25,421
其他投資未變現（收益）虧損		(1,640)	19,583
負商譽攤銷		(747)	–
未計營運資金變動前之經營業務現金流量		(3,368)	(11,788)
待售物業減少		41,144	20,300
應收賬款、按金及預付款項增加		(884)	(1,304)
應付賬款及應計開支（減少）增加		(5,431)	5,039
經營所得現金		31,461	12,247
已付利息		(16,899)	(9,947)
已付安排貸款費用		(1,800)	–
經營業務所得現金淨額		12,762	2,300

綜合權益變動表
截至二零零四年三月三十一日止年度

	股本 港幣千元	股份溢價 港幣千元	股本贖回儲備 港幣千元	其他儲備 港幣千元 (附註)	特別儲備 港幣千元 (附註)	累計(虧絀)溢利 港幣千元	總計 港幣千元
於二零零二年四月一日	195,375	335,744	646	–	(8,908)	(351,944)	170,913
發行股份	39,000	–	–	–	–	–	39,000
與發行股份有關之費用	–	(745)	–	–	–	–	(745)
本年度虧損	–	–	–	–	–	(51,556)	(51,556)
於二零零三年三月三十一日	234,375	334,999	646	–	(8,908)	(403,500)	157,612
股本重組							
－削減股本 *(附註20(1a))*	(233,203)	–	–	233,203	–	–	–
－註銷股份溢價 *(附註20(1d))*	–	(334,999)	–	334,999	–	–	–
－抵銷累計虧絀 *(附註20(1))*	–	–	–	(535,894)	–	535,894	–
行使購股權	105	2,071	–	–	–	–	2,176
本年度虧損	–	–	–	–	–	(29,612)	(29,612)
於二零零四年三月三十一日	1,277	2,071	646	32,308	(8,908)	102,782	130,176

附註：

本集團之其他儲備為根據於二零零三年四月十五日之股本重組削減股本、註銷股份溢價及抵銷累計虧絀所得淨額。

本集團之特別儲備為本公司於一九九四年集團重組所收購附屬公司被本集團收購當時之股本面值與本公司因而發行作為代價之股本面值兩者之差額。

資產負債表

於二零零四年三月三十一日

	附註	二零零四年 港幣千元	二零零三年 港幣千元
非流動資產			
物業、廠房及設備	12	4	4
附屬公司權益	13	65,535	156,211
		65,539	156,215
流動資產			
預付款項		1,393	23
銀行結餘及現金		383	15
		1,776	38
流動負債			
應付賬款及應計開支		717	348
一年內償還之無抵押其他借貸		600	–
		1,317	348
淨流動資產(負債)		459	(310)
		65,998	155,905
股本及儲備			
股本	20	1,277	234,375
儲備	22	64,721	(78,470)
		65,998	155,905

綜合資產負債表

於二零零四年三月三十一日

	附註	二零零四年 港幣千元	二零零三年 港幣千元
非流動資產			
投資物業	11	8,200	17,000
物業、廠房及設備	12	380	2,360
		8,580	19,360
流動資產			
待售物業	14	116,846	168,306
證券投資	15	16,388	33,013
應收賬款、按金及預付款項	16	10,311	8,087
銀行結餘及現金		80,136	120,112
		223,681	329,518
流動負債			
應付賬款及應計開支	17	7,641	14,625
一年內償還之銀行及其他借貸	18	94,444	178,453
		102,085	193,078
淨流動資產		121,596	136,440
總資產減流動負債		130,176	155,800
少數股東權益	19	–	(1,812)
		130,176	157,612
股本及儲備			
股本	20	1,277	234,375
儲備		128,899	(76,763)
		130,176	157,612

2. 經審核財務資料

(i) 經審核財務報表

下表列出摘錄自祥泰行截至二零零四年三月三十一日止年度之年報之祥泰行集團經審核綜合收益表、綜合資產負債表、綜合股本權益變動表及綜合現金流量表以及祥泰行之資產負債表連同財務報表之有關附註：

「**綜合收益表**

截至二零零四年三月三十一日止年度

	附註	二零零四年 港幣千元	二零零三年 港幣千元
營業額	4	63,514	41,276
銷售成本		(55,429)	(38,742)
待售物業撥備		(6,006)	–
毛利		2,079	2,534
其他經營收入		7,267	7,359
其他投資未變現收益（虧損）		1,640	(19,583)
呆賬回撥（撥備）		20	(6,556)
分銷成本		–	(85)
行政費用		(11,383)	(15,328)
重估投資物業所產生虧絀		(8,800)	(1,500)
出售證券投資虧損		(13,059)	(542)
發展中物業已確認減損		–	(25,421)
經營虧損	5	(22,236)	(59,122)
財務費用	6	(15,585)	(5,156)
出售非持續經營業務之虧損	8	–	(713)
出售附屬公司收益（虧損）	23	30	(341)
除税前虧損		(37,791)	(65,332)
税項	9	–	–
未計少數股東權益前虧損		(37,791)	(65,332)
少數股東權益		(8,179)	(13,776)
本年度虧損		(29,612)	(51,556)
每股虧損（基本）	10	(25仙)	(45仙)

1. 財務概要

下表乃摘錄自祥泰行有關年報之祥泰行集團財務資料概要：

	截至三月三十一日止年度		
	二零零二年	二零零三年	二零零四年
	千港元	千港元	千港元
業績			
營業額	44,625	41,276	63,514
除稅前虧損	(60,791)	(65,332)	(37,791)
稅項	(7,614)	–	–
未計少數股東權益前虧損	(68,405)	(65,332)	(37,791)
少數股東權益	(9,386)	(13,776)	(8,179)
本年度虧損	(59,019)	(51,556)	(29,612)

	於三月三十一日		
	二零零二年	二零零三年	二零零四年
	千港元	千港元	千港元
資產淨值			
總資產	362,440	348,878	232,261
總負債	(194,244)	(193,078)	(102,085)
少數股東權益	2,717	1,812	–
股東資金	170,913	157,612	130,176

4. 債務聲明

於二零零五年三月三十一日（即本通函付印前本債務聲明之最後實際可行日期）營業時間結束時，本集團之已抵押借款約為136,000,000港元（包括銀行貸款約9,000,000港元、信託收據貸款約為73,000,000港元、股份孖展融資貸款約為7,000,000港元、銀行透支約為47,000,000港元）、無抵押其他借款約151,000,000港元及融資租賃承擔約為500,000港元。

有抵押借款以本集團約228,000,000港元之若干資產作抵押。

除上文所述以及除集團內公司間之債務外，於二零零五年三月三十一日營業時間結束時，本集團並無任何未償還之已發行或同意將予發行之任何貸款資本、銀行透支、貸款或其他類似債項、承兑負債或承兑信貸、債權證、按揭、抵押、融資租賃承擔、擔保或其他重大或然負債。

董事確認自二零零五年三月三十一日起本集團之債務狀況及或然負債並無重大變動。

5. 營運資金

董事經計及本集團內部資源及現有可動用銀行信貸後，且並無不可預見之情況下，認為本集團於未來十二個月內將具備足夠營運資金以應付需要。

6. 重大不利變動

董事並不知悉自二零零四年三月三十一日（即本公司刊發最近期經審核賬目之日）起直至及包括最後實際可行日期止本集團之財政或營運狀況有任何任大不利變動。

展望

在經營上，本集團正將其加拿大倉儲業務併入美國之經營中，以減少經營成本，提升庫存管理。合併將於第三個財政季度全部完成。本集團現時亦檢討其在歐洲之供應鏈，以重新集中力量發揮更好零售渠道之作用。展望未來，鑒於媒體產品類別不繼創新技術，本集團將在零售貿易方面處於更加有利地位，且預期此趨勢將持續至明年。

二零零五財政年度下半年之增長亦將受USB flash drives（在第二季度末開始顯現強勁增長象）銷售之增加而帶動。本集團在美國及歐洲市場推出之鹼性電池，在零售渠道之分銷表現理想。

展望二零零五年財政年度下半年及二零零六年財政年度，本集團預計DVD之收入及數量將錄得強勁增長，且USB分部亦將出現重大增長。本集團之策略乃透過增加廣告及零售宣傳，將Memorex®定位為USB驅動裝置之領導者。該兩項策略應有助推動二零零六年財政年度之收入持續增長。」

在加拿大，Memorex®媒體的市場地位舉足輕重。惟擁有全國覆蓋網之主要零售分銷商屈指可數，而本集團產品於市場三大零售商Best Buy Co. Inc.(「Best Buy」)、FutureShop Ltd.(「Future Shop」)及Walmart Stores Inc.(「Walmart」)之店舖均有出售。此等零售商業務持續增長，而本集團之主要市場佔有率亦與該等公司一併提高。本集團面向小規模零售商之分銷網絡不斷壯大。目前，本集團之產品佔Best Buy/Future Shop之一次收錄光碟業務及DVD業務之重要部分。未來增長潛力十分樂觀，加上更高速DVD媒體及DVD 120視像產品之熱潮，其他分銷機會料將陸續出現。

在加拿大市場，國內品牌一次收錄光碟之市場份額正在不斷減少，此乃由於加拿大對該產品徵收版權稅所致。由於其他外國品牌產品流入該市場銷售，使一次收錄光碟之競爭非常激烈。二線零售商利用該等外國品牌將售價調至低於主要零售商，此問題已引起極大關注。本集團預期若干較大零售商將加進無品牌產品以保持競爭力。顯然，其將導致Memorex®品牌產品之銷售額減少。儘管該業務量快速下滑，但本集團相信，由於一次收錄光碟乃一個成熟產品類別，銷量變化之整體影響預料將因DVD銷量的增加而抵銷。

歐洲

在歐洲，Memorex®之DVD 市場佔有率居第三位，達6.9%，而一次收錄光碟市場佔有率居第四位，達5.0%。本集團繼續以直接方式向主要零售商供應產品之成功策略，並已取得雙倍以上數目之現時直接供應客戶。儘管期內DVD市場經歷嚴重價格下滑及未達到預期之市場增長，但與去年同期相比，Memorex®之單位銷售及營業額仍分別增加25%及10%。經營成本已受控制並與去年水平相同。

亞洲

於財政年度上半年，本集團在亞洲錄得輕微利潤。在日本市場的經營並不容易，尤其在電子業務方面，因此銷售額略低於預期。然而，本集團憑藉實施更嚴緊的成本及採購控制措施，成功達到預算利潤水平。由於媒體成本持續上漲，過去六個月銷售額並無大幅上升，但本集團預計在更佳的營銷策略下，銷售額可於二零零五年回升。新加坡業務正在穩步增長，本集團預期本年度下半年其業務將有更佳表現。其他地區方面，本集團已於二零零四年與若干著名分銷商簽訂有關台灣及新西蘭的分銷協議，現正安排委任一名南韓分銷商，此等措施將可進一步加強Memorex®的亞洲業務。概括而言，亞洲業務在過去六個月正穩定增長，但預料在各目標地區完成委任所有分銷商後，二零零五年將可預見快速的業務增長。

配售及認購股份

於二零零四年十一月二十三日，本公司主要股東德祥企業集團有限公司(「德祥企業」)與配售代理及本公司訂立一項配售及認購協議，據此，德祥企業同意按每股3.22港元之價格向不少於六名承配人(為配售代理介紹之獨立第三者)配售37,000,000股股份，而德祥企業則會按每股3.22港元之相同價格認購37,000,000股新股。有關配售及認購之詳情，請參閱本公司於二零零四年十一月二十三日之公佈。

匯兑及利率風險

本集團大部分之業務交易、資產及負債均以港元及美元計值，外匯波動風險對本集團而言並不重大。進口貸款之利率主要參照倫敦銀行同業拆息率或香港銀行同業拆息率以上水平計算，而銀行及其他貸款之利率則主要參照最優惠利率以上水平計算。於結算日，本集團並無訂立任何利率投機及對沖合約。然而，由於最近美元相對其他外幣之匯率偏軟（尤其是與加元及英鎊之兑換率），目前能為加拿大及歐洲附屬公司帶來若干匯兑收益。鑑於美元可能反彈，本集團將考慮於其本身及有關之海外附屬公司認為合適時訂立對沖合約以對銷下調風險。

或然負債

本集團於結算日並無任何重大或然負債及資本承擔（二零零四年三月三十一日：零港元）。

僱員及薪酬政策

於二零零四年九月三十日，本集團僱用約600名員工（二零零四年三月三十一日：800名）。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。每年均會作出檢討。本集團亦提供培訓計劃、強制性公積金計劃、醫療保險及酌情花紅予僱員，表現優異之僱員會獲得購股權之獎勵。六個月期間內並無授出購股權。

貿易業務回顧

於過去六個月，本集團之核心業務錄得理想業績。

北美

於本財政年度上半年，CD及DVD媒體之銷售保持強勁。本集團透過雜貨店、辦公室用品售賣場及MediaMKT等新設零售點增加分銷，積極拓展其市場份額。本集團預期本年度下半年DVD之銷售額將大幅增加，而價格將更穩定。基於該等有利因素，預料收入增長將更強勁。

根據行業刊物報導，Memorex® 於美國市場繼續處於領導地位，DVD市場佔有率達28.3%，而CD市場佔有率則達22.6%。由於市場價格下調而銷量並無大幅增加，DVD收入較預期為低。然而，本集團預期本年度下半年DVD之銷量將大幅增加，價格更穩定而收入增長更強勁。

財務回顧

本集團於二零零四年九月三十日之流動資產淨值增加78,400,000港元(12.1%)至724,200,000港元（二零零四年三月三十一日：645,800,000港元）。此上升主要由於期內償還貸款79,500,000港元。

於二零零四年三月，就銷售額呈增長趨勢及包括DVD及一次收錄光碟在內之產品市場價格因供應減少而上揚，本集團為求取得更佳議價而作大批量採購。因此，本集團存貨量於二零零四年三月三十一日大幅增長，於二零零四年九月三十日已回復至正常水平672,800,000港元（二零零四年三月三十一日：877,400,000港元）。

貿易及其他應收賬款下跌19,500,000港元(2.6%)至二零零四年九月三十日之719,300,000港元（二零零四年三月三十一日：738,800,000港元）。應收賬流轉期由去年之50日輕微改善至本期間之44日。

貿易及其他應付賬款下跌351,600,000港元(27.6%)至二零零四年九月三十日之920,700,000港元（二零零四年三月三十一日：1,272,300,000港元）。應付賬流轉期由去年之78日減至本期間之44日。其主要由於期內支付逾期多時之大額貿易應付款項所致。

於二零零四年九月三十日，本集團借款總額為305,500,000港元（二零零四年三月三十一日：384,200,000港元），其中10,400,000港元（二零零四年三月三十一日：10,800,000港元）毋須於一年內償還。有關借款包括銀行借款126,000,000港元（二零零四年三月三十一日：205,700,000港元）、其他貸款151,300,000港元（二零零四年三月三十一日：151,300,000港元）、透支24,500,000港元（二零零四年三月三十一日：23,300,000港元）、融資租約承擔1,300,000港元（二零零四年三月三十一日：1,500,000港元）及應付一個少數股東款項2,400,000港元（二零零四年三月三十一日：2,400,000港元）。由於期內償還銀行及其他借款，以致財務費用得以減少。

聯營公司權益

於二零零四年九月三十日，於聯營公司之權益為847,700,000港元（二零零四年三月三十一日：906,400,000港元），減少58,700,000港元。該結餘減少主要由於期內應佔虧損29,100,000港元及視為出售聯營公司而導致總虧損11,400,000港元。

資產抵押

於二零零四年九月三十日，本集團將405,200,000港元（二零零四年三月三十一日：399,000,000港元）之若干資產抵押予銀行及財務機構以取得本集團之貸款融資。

資本與負債比率

於二零零四年九月三十日之資本與負債比率（借款／股東資金）為16.7%（二零零四年三月三十一日：20.5%）。

(ii) 管理層討論及分析

以下為摘錄自本公司截至二零零四年九月三十日止六個月之中期報告有關本集團業績及財務之管理層討論及分析：

「業績及財務回顧

業績

截至二零零四年九月三十日止六個月，本集團之未經審核未計少數股東權益前之綜合虧損為15,100,000港元（二零零三年九月三十日：溢利為32,400,000港元），包括經營溢利117,700,000港元（二零零三年九月三十日：98,200,000港元）、財務費用9,300,000港元（二零零三年九月三十日：13,800,000港元）、應佔聯營公司虧損淨額29,100,000港元（二零零三年九月三十日：15,800,000港元）、攤銷收購聯營公司產生之商譽14,000,000港元（二零零三年九月三十日：3,600,000港元）、視為出售聯營公司控股虧損淨額11,400,000港元（二零零三年九月三十日：零港元）及税項69,000,000港元（二零零三年九月三十日：32,600,000港元）。

經營溢利117,700,000港元（二零零三年九月三十日：98,200,000港元）包括EBITDA（除利息、税項、折舊及攤銷前盈利）152,200,000港元（二零零三年九月三十日：128,000,000港元），折舊9,000,000港元（二零零三年九月三十日：9,500,000港元），無形資產攤銷25,500,000港元（二零零三年九月三十日：20,300,000港元）。EBITDA之增加乃來自電腦相關產品及消費電子產品貿易。

分類業績

截至二零零四年九月三十日止六個月，本集團錄得經營溢利117,700,000港元，較去年同期溢利98,200,000港元增長19.8%。

就電腦相關產品貿易而言，分類營業額為1,807,400,000港元，增加191,100,000港元(11.8%)。而分類溢利則錄得96,600,000港元，增加26,700,000港元(38.2%)。

就消費電子產品貿易而言，分類營業額為913,600,000港元，增加166,700,000港元(22.3%)。而分類溢利則錄得14,800,000港元，增加1,200,000港元(8.8%)。

就證券買賣而言，分類營業額為1,300,000港元，減少28,100,000港元(95.6%)。而分類溢利則錄得10,400,000港元，減少6,700,000港元(39.1%)。

流動資金

於二零零四年九月三十日之銀行及現金結存淨額大幅減至9,200,000港元（二零零四年三月三十一日：141,100,000港元），佔本集團有形資產淨值之0.6%（二零零四年三月三十一日：9.8%）。現金結餘大幅減少是由於償還貸款所致，此亦使財務成本節省4,500,000港元。本集團於二零零四年九月三十日之流動比率為1.58（二零零四年三月三十一日：1.39）。

(14) 與關連人士之交易

本集團於期內之重大關連人士交易如下：

	截至九月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
主要股東及其聯繫人士：		
本集團已付及應付之利息 *(附註a)*	5,245	6,031
本集團已收及應收之利息 *(附註a)*	5,640	1,365
管理費收入 *(附註b)*	–	207
聯營公司：		
本集團已收及應收之利息 *(附註a)*	47	1,106
管理費收入 *(附註b)*	1,489	3,166
租金開支 *(附註c)*	712	682

於結算日，與關連人士之結餘款項詳情載於附註10及12。

附註：

a. 向／由本集團墊支之貸款及本集團應付／應收之結餘款項均為無抵押，按當時市場利率計息及根據其各自貸款協議（若有）所述年期償還。

b. 該等交易乃按有關雙方共同同意之條款釐定。

c. 該等交易乃按同類交易之市價進行。

(15) 結算日後事項

於二零零四年十一月二十三日，本公司與本公司一位主要股東德祥企業集團有限公司及一位配售代理訂立一份配售及認購協議。據此，配售代理同意按每股3.22港元之價格配售本公司每股面值0.01港元之股份37,000,000股。詳情載於本公司二零零四年十一月二十三日之公佈。」

(10) 短期應收貸款

該金額包括應收一間關連公司貸款152,900,000港元(二零零四年三月三十一日:167,300,000港元)。

(11) 貿易及其他應付款項

貿易及其他應付款項包括為數509,100,000港元之應付貿易款項結餘(二零零四年三月三十一日:827,600,000港元)。

於報告日期之應付貿易款項賬齡分析如下:

	二零零四年九月三十日 *千港元*	二零零四年三月三十一日 *千港元*
未到期	373,569	445,088
逾期少於一個月	84,648	116,373
逾期一至兩個月	12,761	50,321
逾期超過兩個月	38,164	215,838
	509,142	827,620

(12) 借款

於期內,本集團額外取得為數約457,500,000港元之銀行貸款,有關貸款均按當時市場利率計息及須於一年內償還。有關貸款乃用作一般營運資金。本集團亦已償還約537,300,000港元之銀行貸款。

一年內到期之借款包括應付本公司一位主要股東之一間附屬公司之貸款本金餘額149,300,000港元(二零零四年三月三十一日:149,300,000港元)。

(13) 資產抵押

於結算日,以下資產由本集團抵押以取得銀行貸款及其他融資安排:

	二零零四年九月三十日 *千港元*	二零零四年三月三十一日 *千港元*
貿易及其他應收款項	220,146	217,420
存貨	90,854	93,180
一間聯營公司之上市證券	81,147	75,199
土地及樓宇	12,403	12,392
證券投資	608	813
	405,158	399,004

(6) 股息

於二零零四年七月二十三日，截至二零零四年三月三十一日止年度末期股息每股6港仙之金額為11,193,000港元宣佈派發予股東。

董事並不建議派發截至二零零四年九月三十日止六個月中期股息（截至二零零三年九月三十日止六個月：5港仙）。

(7) 每股（虧損）盈利

每股基本（虧損）盈利乃根據本期間之（虧損）25,032,000港元（二零零三年九月三十日止六個月：溢利10,062,000港元）及期內已發行之股份數目186,553,000股（二零零三年九月三十日止六個月：加權平均股份數目160,303,000股）計算。

在計算截至二零零四年九月三十日止六個月每股攤薄虧損時，並無假設本公司之尚未行使購股權獲行使，原因為行使將導致每股虧損減少。

在計算截至二零零三年九月三十日止六個月每股攤薄盈利時，並無假設本公司之尚未行使購股權獲行使，原因為該等購股權之行使價高於期內本公司股份之平均市價。

(8) 物業、機器及設備

期內，本集團於購置傢具、裝置及設備方面支出約為5,200,000港元。

(9) 貿易及其他應收款項

貿易及其他應收款項包括為數639,700,000港元之應收貿易款項結餘（二零零四年三月三十一日：685,000,000港元）。本集團向其貿易客戶提供零至九十日不等之信貸期。

於報告日期之應收貿易款項賬齡分析如下：

	二零零四年九月三十日	二零零四年三月三十一日
	千港元	*千港元*
未到期	516,105	624,041
逾期少於一個月	88,593	52,433
逾期一至兩個月	13,730	2,099
逾期超過兩個月	21,228	6,452
	639,656	685,025

(4) 經營溢利

經營溢利已扣除(計入)下列各項:

	截至九月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
呆壞賬撥備	7,198	7,087
無形資產攤銷(包含於行政開支內)	25,533	20,254
物業、機器及設備之折舊及攤銷	9,032	9,532
匯兑虧損	838	3,681
出售投資證券之收益	–	(9,577)
買賣財務工具之收益	(15,100)	–
利息收入	(9,405)	(11,588)
其他投資之已變現收益淨額	(257)	(2,145)
所持其他投資之未變現虧損(收益)淨額	4,948	(15,043)

(5) 所得税支出

	截至九月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
現時税項		
海外	44,812	31,387
遞延税項		
本期間支出(計入)	22,858	(308)
因香港税率變動	–	70
	22,858	(238)
應佔聯營公司業績之税項	1,320	1,431
	68,990	32,580

在其他司法管轄區所產生之所得税按有關司法管轄區之現行税率計算。

由於市場狀況轉變導致未能預計海外附屬公司之未來溢利趨勢,本期間之遞延税項開支包括該附屬公司之撥回遞延税項資產約19,900,000港元。

因本集團若干公司於本期間錄得税務虧損或本期間之估計應課税溢利悉數被承前之税務虧損所抵銷,故本期間並無為香港利得税或海外税項撥出準備。

	截至二零零四年九月三十日止六個月			
	電腦相關產品	消費電子產品	證券	綜合
	千港元	*千港元*	*千港元*	*千港元*
營業額	1,807,432	913,616	1,307	2,722,355
分類業績	96,648	14,824	10,409	121,881
利息收入				9,405
應收短期貸款之撥備				(3,469)
未分配之企業開支				(10,084)
經營溢利				117,733

	截至二零零三年九月三十日止六個月			
	電腦相關產品	消費電子產品	證券	綜合
	千港元	*千港元*	*千港元*	*千港元*
營業額	1,616,303	746,958	29,406	2,392,667
分類業績	69,938	13,598	17,188	100,724
利息收入				11,588
出售投資證券之收益				9,577
應收短期貸款及利息之撥備				(10,683)
未分配之企業開支				(13,002)
經營溢利				98,204

簡明綜合財務報表附註

截至二零零四年九月三十日止六個月

(1) 編製基準

簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則附錄十六之適用披露規定編製，並已遵守香港會計師公會頒佈之會計實務準則第25號「中期財務報告」。

(2) 主要會計政策

簡明綜合財務報表乃按原始成本準則擬備，並已按若干物業及證券投資之重估作修訂。

所採納之會計政策乃與編製本集團截至二零零四年三月三十一日止年度之年度財務報表所採用者相符。

(3) 分類資料

業務分類

為管理目的，本集團現由三個營運部門組成，分別為電腦相關產品、消費電子產品及證券部門。本集團報告之主要分類資料乃基於該等部門分類。

主要業務如下：

電腦相關產品

電腦相關產品貿易及提供處理服務。

消費電子產品

消費電子產品貿易。

證券

買賣證券及財務工具。

簡明綜合現金流動表

截至二零零四年九月三十日止六個月

	截至九月三十日止六個月	
	二零零四年	二零零三年
	千港元	*千港元*
	(未經審核)	(未經審核)
營運業務(動用)產生之現金淨額	(8,516)	81,151
繳訖稅項	(25,416)	(24,680)
投資業務動用之現金淨額	(17,839)	(5,361)
融資業務動用之現金淨額	(80,126)	(63,646)
現金及現金等同額減少淨額	(131,897)	(12,536)
期初之現金及現金等同額	141,094	202,157
匯率變動之影響	10	752
期終之現金及現金等同額	9,207	190,373
現金及現金等同額結存分析:		
銀行結存及現金	33,748	212,704
銀行透支	(24,541)	(22,331)
	9,207	190,373

簡明綜合股東權益變動表

截至二零零四年九月三十日止六個月

	股本 千港元	股份溢價 千港元	資本儲備 千港元	實繳盈餘 千港元	外幣兌換儲備 千港元	資本贖回儲備 千港元	其他儲備 千港元	保留溢利 千港元	總額 千港元
於二零零三年三月三十一日（經審核）	1,603	–	(34,164)	1,603,329	1,406	592	–	156,801	1,729,567
外幣調整	–	–	–	–	5,935	–	–	–	5,935
應佔聯營公司儲備	–	–	–	–	1,150	–	–	–	1,150
未於簡明綜合收益表確認之收益淨額	–	–	–	–	7,085	–	–	–	7,085
本期間溢利	–	–	–	–	–	–	–	10,062	10,062
股息	–	–	–	–	–	–	–	(3,206)	(3,206)
於二零零三年九月三十日及二零零三年十月一日（未經審核）	1,603	–	(34,164)	1,603,329	8,491	592	–	163,657	1,743,508
外幣調整	–	–	–	–	5,806	–	–	–	5,806
應佔聯營公司儲備	–	–	–	–	2,345	–	14,448	–	16,793
未於綜合收益表確認之收益淨額	–	–	–	–	8,151	–	14,448	–	22,599
股份發行	263	99,934	–	–	–	–	–	–	100,197
發行股份開支	–	(713)	–	–	–	–	–	–	(713)
出售一間附屬公司部分控股變現	–	–	12,027	–	–	–	–	–	12,027
出售一間附屬公司變現	–	–	556	–	(216)	–	–	–	340
本期間溢利	–	–	–	–	–	–	–	3,238	3,238
股息	–	–	–	–	–	–	–	(8,015)	(8,015)
於二零零四年三月三十一日及二零零四年四月一日（經審核）	1,866	99,221	(21,581)	1,603,329	16,426	592	14,448	158,880	1,873,181
外幣調整	–	–	–	–	(6,516)	–	–	–	(6,516)
應佔聯營公司儲備	–	–	–	–	(3,215)	–	(3)	–	(3,218)
未於簡明綜合收益表確認之虧損淨額	–	–	–	–	(9,731)	–	(3)	–	(9,734)
本期間虧損	–	–	–	–	–	–	–	(25,032)	(25,032)
股息	–	–	–	–	–	–	–	(11,193)	(11,193)
於二零零四年九月三十日（未經審核）	1,866	99,221	(21,581)	1,603,329	6,695	592	14,445	122,655	1,827,222

簡明綜合收資產負債表

於二零零四年九月三十日

	附註	二零零四年九月三十日 千港元 (未經審核)	二零零四年三月三十一日 千港元 (經審核)
非流動資產			
物業、機器及設備	8	74,713	79,503
無形資產		402,495	428,019
聯營公司權益		847,695	906,409
證券投資		189,225	189,220
應收長期貸款		–	4,898
遞延税項資產		12,590	35,480
		1,526,718	1,643,529
流動資產			
其他資產		145,085	145,085
存貨		672,762	877,409
貿易及其他應收款項	9	719,328	738,820
證券投資		130,170	132,634
短期應收貸款	10	230,857	208,538
其他流動資產		34,440	32,861
銀行結存及現金		33,748	164,360
		1,966,390	2,299,707
流動負債			
貿易及其他應付款項	11	920,712	1,272,283
借款－一年內到期	12	270,618	350,127
税項		21,969	2,496
其他流動負債		4,300	5,779
銀行透支		24,541	23,266
		1,242,140	1,653,951
流動資產淨值		724,250	645,756
		2,250,968	2,289,285
資本及儲備			
股本		1,866	1,866
儲備		1,825,356	1,871,315
		1,827,222	1,873,181
少數股東權益		413,290	405,157
非流動負債			
借款－一年後到期	12	8,001	8,383
應付一名少數股東款項		2,395	2,428
遞延税項負債		60	136
		10,456	10,947
		2,250,968	2,289,285

3. 未經審核中期財務資料

(i) 未經審核中期財務報表

以下載列摘錄自本公司截至二零零四年九月三十日止六個月之中期報告之本集團簡明綜合財務報表連同賬目之有關附註。

「**簡明綜合收益表**
截至二零零四年九月三十日止六個月

	附註	截至九月三十日止六個月 二零零四年 千港元 （未經審核）	二零零三年 千港元 （未經審核）
營業額	3	2,722,355	2,392,667
銷售成本		(2,157,771)	(1,890,090)
毛利		564,584	502,577
其他營運收入		43,682	44,256
分銷及銷售開支		(334,310)	(309,430)
行政開支		(151,275)	(139,199)
其他營運開支		(4,948)	–
經營溢利	4	117,733	98,204
財務費用		(9,340)	(13,800)
應佔聯營公司業績		(29,128)	(15,856)
收購聯營公司出現之商譽攤銷		(14,045)	(3,607)
視為出售聯營公司控股虧損淨額		(11,400)	–
除所得税前溢利		53,820	64,941
所得税開支	5	(68,990)	(32,580)
未計少數股東權益前（虧損）溢利		(15,170)	32,361
少數股東權益		(9,862)	(22,299)
本期間之（虧損）溢利		(25,032)	10,062
股息	6	11,193	3,206
每股（虧損）盈利			
基本	7	(13.4) 港仙	6.3 港仙

收購普威聯營有限公司之權益

根據一份於二零零二年三月十九日訂立的買賣協議，本集團透過其全資附屬公司收購普威聯營有限公司（「普威」）約27.45%權益，總代價為52,884,679坡元。

普威在新加坡證券交易所上市。普威之主要業務為供應食品及家庭用品。普威之附屬公司主要從事投資控股、向超級市場、酒店、機構及雜貨店供應代理產品；推銷及經銷化學產品；及供應食品和家庭用品等等。

普威亦管理特許經營連鎖店。普威擁有多個品牌，本集團認為此對進一步拓展業務具相當潛在價值。本公司相信其於品牌管理之業務紀錄，有助普威進行品牌管理業務（分牌照特許經營）。此外，本集團相信，兩個集團之間維持密切之業務關係，對於在不同國家拓展分銷網絡及增加產品種類具協同作用。普威具穩定收入及派息之良好紀錄，本公司亦視持有普威股權為一投資機會。

展望

儘管全球經濟情況逆轉，本集團之核心業務於二零零一年／二零零二年財政年度卻標誌著動力及成就。本集團見證著Memorex®產品在市場份額及收益兩方面均有持續增長。吾等預期本集團將秉承其主要業務策略，擴大產品市場及產品創新繼續實施其主要業務策略。

本公司於二零零二年第一季收購普威，使本集團之業務更趨多元化。預期此項投資有助提高本集團之收益。

本年內，本公司已出售Oxford股本中4,556,976股普通股，並已收取約108,200,000加元（相等約537,900,000港元）作為出售股份之代價。除償還借款外，本集團擬動用餘下出售所得款項作為日後策略性收購之再融資款項。

於二零零一年九月，美國受恐怖主義者襲擊令經濟出現動盪，且令全球金融市場下滑。眾多投資者因市場不景氣而受到影響，本集團去年股份投資亦無可避免地出現虧損。於未來數年，本公司預期其核心業務會有進一步增長。本集團亦會繼續物色具潛力之投資及拓展機會，以鞏固本集團業務及使之更多元化，從而為股東爭取最大回報。」

於本年度內，本集團在美國之業務是相當穩健。憑藉強大之客戶基礎，Memorex®品牌仍繼續處於美國光學媒體市場的領導地位，佔一次收錄光碟媒體市場份額超逾30%，並佔DVD媒體市場份額接近50%。

二零零一年本集團於美國之一次收錄光碟單位銷售額較上年度增加一倍，售出超過400,000,000張一次收錄光碟。由於當地對於Memorex®品牌系列產品的需求依然強勁，因此Memorex®品牌產品現在美國十大零售店均有出售。

本集團去年推行周全之企業資源計劃系統(SAP/R3)，加強Memorex®品牌的業務運作能力，以支持未來的增長。此項基礎設施將本集團之價值鏈業務程序整合和自動化，從而讓本集團符合零售商之增長需求，並同時持續拓展新產品類別。

除了Memorex®品牌現有廣泛之產品種類外，本集團繼續發揮市場創新精神，不斷為客戶開發更多嶄新和有信譽保證之產品類別。本集團將於二零零三年第二季及第三季推出電池和可充電電池全系列產品和首項Memorex®品牌消費電子產品。這些產品將滲透歐洲、加拿大和美國市場。隨著DVD驅動器愈來愈受歡迎，Memorex®將致力取得該類產品龐大之市場份額。產品種類之增加，將可為本集團產生額外之收入，並可加強市場上的產品兼容性。

收購及出售

提呈Oxford Properties Group Inc.之股份

於二零零一年八月二十日，本公司連同其間接全資附屬公司Gold Colt Enterprises Limited及Kurrana Limited（統稱「賣方」）與BPC Properties Ltd.（「收購人」）及其他各方訂立協議（「該協議」），據此收購人同意於若干附帶條件獲得履行之情況下，按每股23.75加元之收購價，向Oxford Properties Group Inc.（「Oxford」）全體股東提出收購彼等所持股本之全部股份（「收購建議」）。根據該協議之條款，賣方同意就收購人之收購建議，提呈Oxford股本中之4,556,976股普通股。

收購人及由BPC Real Estate Holdings Trust及加拿大最大退休金計劃之一Ontario Municipal Employees Retirement System（「OMERS」）擁有。於二零零一年十月十七日，Oxford及OMERS宣佈，收購人已根據收購建議購入所提呈之全部Oxford股份。以總數計算，先前尚未由OMERS及收購人擁有之約98.6% Oxford 已發行股份已獲購入。根據收購建議所規定，由於收購建議獲得逾90% Oxford股份持有人接納，因此收購人已行使其法定權利購入餘下之Oxford股份。據此，本集團已收到約108,200,000加元（相等約537,900,000港元）。

有關收購建議之其他資料已於二零零一年八月二十三日刊發之本公司公佈及於二零零一年九月十三日刊發之本公司通函內披露。

或然負債

本集團於二零零二年三月三十一日就被投資公司之信貸款額而向一間銀行提供擔保，或然負債總額為9,400,000港元（二零零一年：15,700,000港元）。此外，於二零零二年三月三十一日，為使一間附屬公司取得一般銀行信貸，若干總市值為516,779,000港元（二零零一年：372,254,000港元）之孖展客戶之證券被用作抵押。

僱員及薪酬政策

於二零零二年三月三十一日，本集團約僱用1,000名員工（二零零一年：1,100名）。薪酬政策乃按照個別僱員之表現及不同地區現行之薪金趨勢而判定，每年會進行檢討。本集團也提供培訓計劃、公積金、醫療保險及酌情花紅予僱員。表現優異之僱員會獲得購股權之獎勵，本年度內授出之購股權為640,000,000份。

業務及業務運作回顧

貿易業務

於本年度內，由於本集團之策略性重點業務持續蓬勃發展，在多項業務中均取得大幅度進展，而且多項Memorex®品牌之產品成功地在市場上保持領導地位。

Memorex®品牌於去年在歐洲成績彪炳，在營業額、客戶基礎、產品類別及盈利能力方面均持續增長。隨著本公司在奧地利、瑞士、比荷盧及東歐擴大地域市場，使本集團之歐洲業務總營業額達74,100,000美元，比上年度營業額增加接近一倍。

Memorex®品牌一向被譽為資訊科技媒體專家，於二零零一年第四季成功佔據歐洲媒體市場第二位，並且繼續擴展，本集團銳意於明年在歐洲一次收錄光碟市場攀升至第一位。當40 Maxx 可重寫光碟驅動器、BBQ 200及DVD+RW驅動器於二零零二年第一季推出後，硬件業務不僅可提高出售貨品數量，而且增加令人滿意之利潤。

去年，本集團在加拿大之業績也令人鼓舞。儘管光學媒體業競爭激烈，Memorex®品牌在加拿大之一次收錄光碟媒體市場份額仍能大幅提高，並獲得盈利。

此外，本集團去年之空白錄音帶、空白錄影帶和3.5磁碟之銷售額高踞加拿大市場第一位，一次收錄光碟之銷售額則佔市場第三位，可見Memorex®品牌產品深受歡迎且信譽超著。本集團預期Memorex®品牌明年在加拿大的市場銷售額增幅將超逾10%。

流動資金

本集團於二零零二年三月三十一日之現金淨結存為233,100,000港元(二零零一年:546,200,000港元),佔本集團有形資產淨值之11.1%(二零零一年:27.3%)。現金下跌是由於存貨水平增加,為來年之業務需求上升及經營規模擴展作好準備。

於二零零二年三月三十一日,本集團之借款總額為656,800,000港元(二零零一年:1,405,000,000港元),其中11,000,000港元(二零零一年:121,900,000港元)不須於一年內償還。有關借款包括銀行借款278,200,000港元(二零零一年:334,500,000港元)、其他貸款297,000,000港元(二零零一年:625,800,000港元)、透支76,100,000港元(二零零一年:49,800,000港元)、融資租約3,100,000港元(二零零一年:6,300,000港元),及欠一名少數股東之款項2,400,000港元(二零零一年:2,700,000港元)。借款大幅下降主要因為於本年度內償還385,900,000港元可換股票據及其他貸款以便盡量減少財務費用。

本集團致力減少其債項及利息開支,方法為動用毋須用於其他用途之現金儲備,從而減低借貸總額。除達致減省53,200,000港元之利息開支外,本集團於二零零二年三月三十一日之流動比率(流動資產/流動負債)得以改善為156%(二零零一年:132%)。

資產抵押

於二零零二年三月三十一日,本集團306,200,000港元(二零零一年:1,275,300,000港元)之若干資產抵押予銀行及財務機構以取得貸款額。

資本與負債比率

於二零零二年三月三十一日之資本與負債比率(借款/股東資金)因為變現其他投資後償還債務而大幅減少至29.2%(二零零一年:64.8%)。

滙兑及利率風險

本集團大部分之業務交易、資產及負債以港元及美元計值。本集團因此而蒙受之外幣波動風險並不大。進口貸款之息率主要參照倫敦銀行同業拆息率或香港銀行同業拆息率以上水平計算,而銀行及其他貸款之息率則參照最優惠利率以上水平計算。於結算日,本集團並無訂立任何利率或外滙投機及對沖合約。然而,本集團一直密切注意滙率波動情況,並採取合適步驟以彌補其於應付款項、應收款項及購買存貨之外滙風險,尤其近期美元相對其他主要外滙貨幣較為疲弱。

業醜聞引發）而收緊財務及證券申報規定，亦令全球公司面對困難重重之營商環境。在上述情況下，本集團亦無例外就若干證券投資之嚴重跌幅作出調整，以符合其公平價值。

儘管面對這些不利因素，本集團對其核心Memorex®貿易業務之表現引以為傲。透過實行穩健策略，該業務安然度過金融風暴之考驗。本集團於本年度在市場佔有率和收益方面均繼續錄得滿意增長。縱然保持增長，本集團認為若要克服面前之障礙，本集團必須調整其管理和業務策略。在投資組合方面，本集團擬盡量不投資現金流量為負數或零之投資項目及尋找穩健增長並具有現金流量之投資項目，類似二零零二年本集團收購之普威聯營有限公司。

展望未來，本公司預期其核心業務會持續為本集團提供溢利貢獻，並將維持主要雙線業務發展策略，即不斷擴展亞洲市場及創新產品。儘管世界經濟前景不明朗，本公司核心業務穩健並能夠賺取溢利，加上採取嶄新業務計劃，相信業務定會穿越黑暗時期，步向光明。

(c) ***截至二零零二年三月三十一日止年度：***

以下為摘錄自本公司截至二零零二年三月三十一日止年度年報有關本集團業績及財務之管理層討論及分析：

「業績及財務回顧

業績

截至二零零二年三月三十一日止年度，本集團之經審核未計少數股東權益前之綜合虧損77,700,000港元（二零零一年：597,000,000港元），主要包括未扣除其他經營開支之經營淨溢利165,900,000港元（二零零一年：73,500,000港元）、出售若干附屬公司及聯營公司權益之淨收益5,600,000港元（二零零一年：245,100,000港元）、所持其他投資未變現虧損及投資證券與商譽減值虧損184,900,000港元（二零零一年：751,200,000港元）、財務費用58,100,000港元（二零零一年：111,400,000港元）、應佔聯營公司虧損淨額3,500,000港元（二零零一年：30,100,000港元）及稅項2,700,000港元（二零零一年：22,900,000港元）。

買賣電腦及消費相關產品以及證券之營業額分別增長約10.1%及193.5%。該等增長提升產品貿易之毛利約17.8%，並使證券買賣業務轉虧為盈，引致整體之毛利增長約26.5%。由更加嚴格之成本控制及轉向銷售高利潤產品所帶來之可觀增長，乃近年疲弱經濟中之重大成就。

就證券買賣之未變現淨收益而言，主要原因為於二零零一年十月一次性出售Oxford Properties Group Inc.（「Oxford」）之4,556,976股普通股。儘管如此，本集團於持續惡劣之投資環境中，為持有其他投資之未變現虧損及投資證券減值虧損作出大額撥備，侵蝕了產品貿易之盈利。然而，二零零二年年初經濟出現復甦迹象，本集團於短期內有極大潛質從證券買賣中實現盈利。

出售現代旌旗出版集團有限公司(「現代旌旗」，原稱成報傳媒集團有限公司)之股份

於二零零二年十一月二十三日，Genius Ideas Limited(本公司之間接全資附屬公司)連同其他賣方與陽光文化媒體集團有限公司(「陽光文化」)訂立有條件買賣協議(「買賣協議」)，據此，Genius Ideas Limited同意向陽光文化出售79,470,000股現代旌旗股份及總值16,329,000港元之認股權證。於完成買賣協議時，Genius Ideas Limited已訂立以下協議：－

(i) 與現代旌旗、成報報刊有限公司及其他賣方訂立之還款契據，據此，Genius Ideas Limited同意豁免約10,821,000港元以減少總債項至14,694,000港元(「減少貸款」)。減少貸款連同其利息僅須於現代旌旗根據其經審核賬目錄得除稅後溢利一事完成後之任何財政年度年結日後三十個曆月屆滿當日(「付款日期」)到期及償還，惟有關之付款日期不得遲於完成日期之二十個週年後；及

(ii) 與現代旌旗、成報報刊有限公司及陽光文化(或其提名人)訂立之轉讓契據，使轉讓部分減少貸款，即9,796,000港元予陽光文化(或其提名人)。該轉讓之代價，將透過於買賣協議完成日期起計兩個曆年屆滿時，以每股0.10港元之發行價(可調整)發行及配發97,960,000股陽光文化股本中每股面值0.02港元之新普通股支付。

股本重組

本公司於二零零三年三月完成股本重組。透過該重組，本公司每股已發行及未發行股份之面值實際上減至每股0.01港元。透過註銷45,000,000,000股未發行重組股份，繳足股本由160,303,202.95港元降至1,603,032.02港元，而法定股本則由650,000,000港元降至200,000,000港元。詳情請參考本公司於二零零三年二月二十一日發出之通函。

展望

儘管現今經濟環境欠佳，本公司核心業務之業績於二零零二／二零零三財政年度繼續令人鼓舞。世界與本地經濟近年動盪不定，逐漸引致今天不利之貿易氣候。若干高科技投機公司崩潰令全球股票金融市場急速下挫，一九九七年之亞洲金融風暴隨後爆發。不久，恐怖主義興起及不斷蔓延，引致二零零一年美國在「九一一事件」中受到破壞性襲擊。最近美國入侵伊拉克，爆發禽流感和非典型肺炎等傳染性疾病亦令全球金融市場舉步維艱。這些因素加上美國為打擊企業失當行為(由Enron及Worldcom等企

收購及出售

收購中策集團有限公司之股份

於二零零三年七月八日，本公司、保華德祥建築集團有限公司（「保華德祥」）、德祥企業集團有限公司（「德祥企業」）及中策集團有限公司（「中策」）之董事會聯合宣佈，本公司及保華德祥（共同稱為「收購人」）各自之間接全資附屬公司威倫有限公司及Calisan Developments Limited，分別透過滙富證券有限公司（「滙富」），將提出自願有條件現金收購建議（「收購建議」），作價為每股中策股份（「中策股份」）0.10港元及每份中策認股權證（「中策認股權證」）0.001港元，不包括收購人及與收購人一致行動人士現時擁有之中策股份及中策認股權證，以及註銷所有中策根據一九九二年七月二十日採納之購股權計劃授出而尚未行使之購股權（「中策購股權」），作價為每份中策購股權0.001港元。

滙富（代表收購人）於收購建議期間收購之中策股份及中策認股權證，將以相等比例分派予收購人。收購建議須待收購人已接獲中策股份附帶之投票權，連同於收購建議前或期間已收購或同意將予收購之任何投票權之接納，將導致收購人及與其一致行動人士合共持有附帶投票權之中策股份超過50%後，方可作實。

於二零零三年七月九日進行收購後，收購人及彼等之一致行動人士擁有291,675,000股中策股份之權益，佔中策已發行股本約35.16%。因此，根據香港公司收購及合併守則第26條，此項收購觸發自願收購期內之強制性收購。

收購人已知會中策，為了令收購建議下每股中策股份之收購價對中策股東更具吸引力，故收購建議下每股中策股份之收購價將由0.1港元提高至0.139港元，增幅為39%。收購建議亦會相應作出調整。除上述外，目前並無對收購建議作出任何改變。

收購人亦已知會中策，滙富（代表收購人）將於收購期結束前，以不高於每股中策股份0.139港元之價格在市場上收購其他中策股份。

有關詳情請參閱分別於二零零三年七月九日及二零零三年七月二十二日刊發之聯合公佈。

業務及業務運作回顧

貿易業務

年內，儘管全球貿易氣候不景，但Memorex®在整個美國、歐洲及加拿大仍錄得佳績。

Memorex®再次保持在美國光學媒體業一次收錄光碟市場之領導地位，並成為DVD業翹楚。本公司去年付運超過600,000,000張一次收錄光碟予美國客戶。本年度推出新產品，例如整系列可錄DVD驅動器及USB flash drives，預期來年內可為本集團帶來可觀收益增長。此外，為了改善營業額，美國業務亦致力改善客戶服務。為滿足客戶需求，將在田納西州曼菲斯市開設第三間分銷中心，以拓展其物流網絡，並計劃於二零零四年將洛杉磯分銷中心搬遷往更大之辦公室。

歐洲之業績亦令人鼓舞，年內繼續集中於擴大市場佔有率。至於Dysan®之業務，營業額比去年上升78%，其上升之部分原因為一次收錄光碟媒體之銷售額跳升三倍。由於本集團會繼續發展其主要市場如東歐、俄羅斯及南非，並將透過專門店發展新業務，預期明年Dysan®之業務將錄得60%之增長。

至於Memorex®之業務，本年度之重點包括增加在瑞典、土耳其及愛爾蘭之市場佔有率至20%以上，令Memorex®成為歐洲首屈一指之電腦相關產品品牌之一。由於硬件市場價格波動，利潤難以預測，本集團於年內決定退出該市場，以重新整頓業務。本集團之業務因該決策而變得更穩定和受到控制。此外，為了節省成本，德國辦事處已關閉。

透過集中發展新銷售渠道，例如沖曬店和旅行產品經銷店等獨立專門店、資訊科技專門店及大型商戶，本集團已進一步鞏固品牌在歐洲之地位。此外，開展一連串針對特定客戶之推廣活動亦反應熱烈。實施該等策略顯示明年Memorex®在歐洲定能成功獲得龐大收益，改善盈利能力。

在加拿大，Memorex®產品之銷售額較去年上升20%。本集團在錄影帶、錄音帶和磁碟銷售方面仍高踞市場領導地位。此外，Memorex®之一次收錄光碟媒體去年在加拿大之銷售已進佔市場第二位。年內，本集團為新電池產品委任實力雄厚之供應商，預期來年之銷售額將大幅提高。

於二零零三年三月三十一日，本集團借款總額為445,000,000港元（二零零二年：656,800,000港元），其中177,000,000港元（二零零二年：11,000,000港元）毋須於一年內償還。有關借款包括銀行借款237,500,000港元（二零零二年：278,200,000港元）、其他貸款180,000,000港元（二零零二年：297,000,000港元）、透支22,400,000港元（二零零二年：76,100,000港元）、融資租約承擔2,700,000港元（二零零二年：3,100,000港元）及應付少數股東款項2,400,000港元（二零零二年：2,400,000港元）。由於年內償還重大其他借款，所以財務費用得以減低。

資產抵押

於二零零三年三月三十一日，本集團將323,700,000港元（二零零二年：306,200,000港元）之若干資產抵押予銀行及財務機構以取得本集團之貸款融資。

資本與負債比率

於二零零三年三月三十一日之資本與負債比率（借款／股東資金）輕微下跌至25.8%（二零零二年：29.2%）。

滙兑及利率風險

本集團大部分之業務交易、資產及負債均以港元及美元計值，惟若干結餘則以英鎊或歐元紀錄。由於美元持續貶值，外幣換算時產生若干滙兑差額。本集團將密切留意該等滙率波動，並採取合適步驟，以應付外幣風險。

進口貸款之利率主要參照倫敦銀行同業拆息率或香港銀行同業拆息率以上水平計算，而銀行及其他貸款之利率則主要參照最優惠利率以上水平計算。於結算日，本集團並無訂立任何利率投機及對沖合約。

或然負債

本集團於二零零三年三月三十一日就附屬公司之信貸款額而向一間銀行提供擔保，或然負債總額為11,700,000港元（二零零二年：9,400,000港元）。此外，本集團並無將屬於孖展客戶之證券（二零零二年：516,800,000港元）抵押予銀行，藉此為一間附屬公司取得一般銀行融資。

僱員及薪酬政策

於二零零三年三月三十一日，本集團僱用約800名員工（二零零二年：1,000名）。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。每年均會作出檢討。本集團亦提供培訓計劃、強制性公積金計劃、醫療保險及酌情花紅予僱員，表現優異之僱員會獲得購股權之獎勵。年內並無授出購股權。

配售及認購股份

於二零零四年一月二十八日，本公司主要股東德祥企業集團有限公司(「德祥企業」)與配售代理及本公司訂立一項配售及認購協議，據此，德祥企業同意按每股4.00港元之價格向不少於六名承配人(為配售代理介紹之獨立第三者)配售21,500,000股股份，而德祥企業則會按每股4.00港元之相同價格認購21,500,000股新股。有關配售及認購之詳情，請參閱本公司於二零零四年一月二十八日刊發之公佈。」

(b) 截至二零零三年三月三十一日止年度：

以下為摘錄自本公司截至二零零三年三月三十一日止年度年報有關本集團業績及財務之管理層討論及分析：

「業績及財務回顧

業績

截至二零零三年三月三十一日止年度，本集團之經審核未計少數股東權益前之綜合虧損606,200,000港元(二零零二年：77,700,000港元)，主要包括未扣除其他經營開支之買賣電腦相關及消費電子產品之收益淨額118,200,000港元(二零零二年：117,200,000港元)、所持其他投資之已變現及未變現虧損110,400,000港元(二零零二年：120,500,000港元)、投資證券及收購一間聯營公司產生之商譽減值虧損427,900,000港元(二零零二年：15,700,000港元)、財務費用31,700,000港元(二零零二年：58,100,000港元)、出售附屬公司及聯營公司之收益及借予聯營公司貸款準備虧損之虧損淨額79,600,000港元(二零零二年：收益5,600,000港元)、應佔聯營公司虧損淨額32,400,000港元(二零零二年：3,500,000港元)、攤銷收購一間聯營公司產生之商譽6,600,000港元(二零零二年：零港元)及稅項35,800,000港元(二零零二年：2,700,000港元)。

買賣電腦及消費相關產品之營業額4,084,800,000港元，增長約10.1%，而證券之營業額則下跌88.2%至78,000,000港元。前者之增長提升產品貿易之毛利30.4%，但證券買賣業務之虧損，拖累整體毛利增長至只有12.3%。

至於Memorex®之貿易業務，儘管全球性通縮之趨勢，透過在存貨定價策略方面加緊控制成本及加強推廣活動，故銷售仍享有溫和增長。另一方面，股市持續疲弱進一步拖低本集團證券組合之價值，引致已變現及未變現之證券虧損嚴重，而其他非上市證券也出現減值虧損。

流動資金

於二零零三年三月三十一日之現金結存淨額為221,400,000港元(二零零二年：233,100,000港元)，佔本集團有形資產淨值之16.8%(二零零二年：11.1%)。本集團於二零零三年三月三十一日之流動比率(流動資產／流動負債)為1.40(二零零二年：1.56)，流動比率下跌之主要原因為年內動用資金收購一間聯營公司。

出售Memorex Holdings Limited(「Memorex Holdings」)之股份

於二零零三年十月二十五日，本集團與Global Media Limited(「買方」)(Investor Capital Partners – Asia Fund之附屬公司)訂立一項買賣協議(「該協議」)。Investor Capital Partners – Asia Fund為一項由Investor AB之全資附屬公司Investor Asia Limited擔任顧問之私人股本基金。Investor AB於斯德哥爾摩證券交易所上市，為瑞士最大之投資控股公司，市值超逾6,000,000,000美元。根據該協議，買方同意認購及本集團同意出售Memorex Holdings已發行股本之35%(於重組後將於本集團之非全資附屬公司Memorex International Inc.持有應佔權益約23.5%)，現金總代價約為39,900,000美元(相等於311,200,000港元)。

此外，買方持有認購期權，據此，可向本集團額外購入Memorex Holdings 20%權益。認購期權可於完成日期起計三年內隨時全部或部分行使，行使價相當於以下兩者之總和：(i) 26,900,000美元(相等於209,800,000港元)；及(ii)相當於由完成日期起至行使認購期權時對上一個季度之最後一日止期間，Memorex Holdings所累積綜合保留溢利20%之金額。

於完成日期滿三週年後之三十日期間內，買方擁有部分退股權，據此，可要求本集團購入Memorex Holdings已發行股本之17.5%，價格相等於買方於完成日期時認購Memorex Holdings 35%權益之每股價格。

此等交易之詳情載於本公司於二零零三年十一月十八日之通函內。

收購Dysan及Precision商標

於二零零三年十一月，本集團以190,000,000港元之代價購入DYSAN及PRECISON商標。收購該等商標讓本集團加強其知識產權組合。為進一步發揮現有之Memorex®品牌的銷售、市場推廣及分銷網絡優勢，本集團擬擴大Dysan及Precision品牌產品的種類以針對不同市場及用家。

收購一項名為珠海錦興產業園之土地發展項目

於二零零三年十二月，本集團之間接全資附屬公司訂立一項協議，收購一間公司之全部權益。該公司與一名獨立第三者訂立一項合作協議，共同開發位於中華人民共和國珠海市斗門區之若干土地(「珠海錦興產業園」)。於二零零四年三月三十一日，本集團支付總額約155,400,000港元，以取得土地開發權及地盤平整之若干部份土地使用權及珠海錦興產業園之獨家開發權。

資本與負債比率

於二零零四年三月三十一日之資本與負債比率（借款／股東資金）輕微下跌至20.5%（二零零三年：25.7%，經重列）。

匯兑及利率風險

本集團大部分之業務交易、資產及負債均以港元及美元計值，外波動風險對本集團而言並不重大。進口貸款之利率主要參照倫敦銀行同業拆息率或香港銀行同業拆息率以上水平計算，而銀行及其他貸款之利率則主要參照最優惠利率以上水平計算。於結算日，本集團並無訂立任何利率投機及對沖合約。然而，由於最近美元相對其他外幣之匯率偏軟（尤其是與加元及英鎊之兑換率），目前能為加拿大及歐洲附屬公司帶來若干兑收益。鑑於美元可能反彈，本集團將考慮於其本身及有關之海外附屬公司認為合適時訂立對沖合約以對銷下調風險。

或然負債

本集團於二零零四年三月三十一日並無任何有關就附屬公司所獲之信貸款額而向若干銀行及其他財務機構提供擔保之或然負債。於二零零三年三月三十一日，該等信貸款額為11,700,000港元。

僱員及薪酬政策

於二零零四年三月三十一日，本集團僱用約700名員工（二零零三年：800名）。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。每年均會作出檢討。本集團亦提供培訓計劃、強制性公積金計劃、醫療保險及酌情花紅予僱員，表現優異之僱員會獲得購股權之獎勵。年內已授出若干購股權。

業務及公司發展

收購中策集團有限公司（「中策」）之股份

於二零零三年三月三十一日，證券投資約698,400,000港元之款項，乃指本集團於中策所佔14.55%之權益，中策為本港一上市公司。於二零零三年九月，本集團以約19,300,000港元之代價收購中策16.65%之額外權益。因此，本集團於中策之權益增至31.20%，其投資已由證券投資重新分類為聯營公司權益。有關詳情請參閱本公司日期為二零零三年七月二十九日之通函。於本年報刊發之日，本集團於中策之股權約為29.36%。

財務回顧

本集團於二零零四年三月三十一日之流動資產淨值增加168,400,000港元(35.3%)至645,800,000港元（二零零三年：477,400,000港元）。

流動比率上升之主要由於管理層預料銷售額將在未來數年呈增長趨勢，因此把在美國及英國之附屬公司的存貨水平由二零零三年三月三十一日之505,200,000港元增至二零零四年三月三十一日之877,400,000港元。此外，包括DVD及一次收錄光碟在內之產品市場價格因供應減少而上揚，故此本公司為求取得更佳議價而作大批量採購。

貿易及其他應收賬款由二零零三年三月三十一日之486,600,000港元升至二零零四年三月三十一日之738,800,000港元。應收賬流轉期由二零零三年之35日增至現年度之50日。由於DVD需求上升，該產品之營業額於本年度末時增加，導致年終時應收貿易賬款增加。

貿易及其他應付賬款由二零零三年三月三十一日之890,600,000港元升至二零零四年三月三十一日之1,272,300,000港元。應付賬流轉期大致保持平穩，由二零零三年之75日略增至現年度之78日。本公司與其主要供應商已建立長期良好關係並在年內作大批量採購，故可維持穩定的信用期。

於二零零四年三月三十一日，本集團借款總額為384,200,000港元（二零零三年：445,000,000港元），其中10,800,000港元（二零零三年：177,000,000港元）毋須於一年內償還。有關借款包括銀行借款205,700,000港元（二零零三年：237,500,000港元）、其他貸款151,300,000港元（二零零三年：180,000,000港元）、透支23,300,000港元（二零零三年：22,400,000港元）、融資租約承擔1,500,000港元（二零零三年：2,700,000港元）及應付一個少數股東款項2,400,000港元（二零零三年：2,400,000港元）。由於年內償還銀行及其他借款，以致財務費用得以減低。

聯營公司權益

於二零零四年三月三十一日，於聯營公司之權益為906,400,000港元（二零零三年：271,400,000港元），為應佔資產淨值617,500,000港元（二零零三年：172,300,000港元）、收購一間聯營公司產生之商譽256,600,000港元（二零零三年：65,500,000港元）、予聯營公司貸款1,400,000港元（二零零三年：7,700,000港元）及聯營公司欠款30,900,000港元（二零零三年：25,900,000港元）。該結餘大幅增加主要由於進一步購入一間聯營公司並於二零零三年三月三十一日列作證券投資，導致應佔資產淨值及商譽上升。

資產抵押

於二零零四年三月三十一日，本集團將399,000,000港元（二零零三年：323,700,000港元）之若干資產抵押予銀行及財務機構以取得本集團之貸款融資。

(ii)　管理層討論及分析

(a)　截至二零零四年三月三十一日止年度：

以下為摘錄自本公司截至二零零四年三月三十一日止年度年報有關本集團業績及財務之管理層討論及分析：

「業績及財務回顧

業績

截至二零零四年三月三十一日止年度，本集團之經審核未計少數股東權益前之綜合溢利為93,800,000港元（二零零三年：虧損606,500,000港元，經重列），主要包括經營溢利228,800,000港元（二零零三年：虧損315,600,000港元）、財務費用26,400,000港元（二零零三年：31,700,000港元）、出售附屬公司及聯營公司之收益淨額10,400,000港元（二零零三年：無）、攤銷收購聯營公司產生之商譽17,700,000港元（二零零三年：6,600,000港元）、應佔聯營公司虧損淨額73,500,000港元（二零零三年：32,400,000港元）及稅項27,800,000港元（二零零三年：36,000,000港元，經重列）。去年已計入之收購一間聯營公司產生之商譽減值虧損104,600,000港元及借予聯營公司貸款準備79,600,000港元於截至二零零四年三月三十一日止年度並無再出現。

分類業績

就買賣電腦相關產品而言，分類營業額為3,737,300,000港元，增加762,100,000港元(25.6%)，而分類業績則錄得206,700,000港元，增加108,800,000港元(111.2%)。

就消費電子產品而言，分類營業額為1,237,700,000港元，增加128,100,000港元(11.5%)，而分類業績則錄得21,900,000港元，增加1,700,000港元(8.4%)。

就買賣證券而言，分類營業額為34,900,000港元，減少43,100,000港元(55.2%)，而分類業績則由110,400,000港元虧損轉為20,800,000港元溢利。

本年度，本集團仍在毛利並無下降的情況下享有大幅增長。此銷售增長是由於在存貨定價策略方面加緊控制成本、本集團在全球擁有強大及廣泛之業務網絡及加強推廣活動所致。另一方面，鑑於今年起經濟逐漸復甦，本集團業務已回復盈利。

流動資金

於二零零四年三月三十一日之銀行及現金結存減至141,100,000港元（二零零三年：221,400,000港元），佔本集團有形資產淨值之9.8%（二零零三年：15.9%，經重列）。現金主要用於日常業務及因應年內銷售表現有所改善而購買存貨。本集團於二零零四年三月三十一日之流動比率為1.39（二零零三年：1.40）。

本集團之主要聯營公司(由本公司間接持有)於二零零四年三月三十一日之詳情如下:

聯營公司名稱	企業結構形式	註冊成立/營運地點	本集團應佔股本權益比例 %	主要業務
中策集團有限公司	企業	香港	29.36	投資控股
普威聯營有限公司(前稱「普威聯營有限公司」)	企業	新加坡	27.45	供應家用消費品

上表列載之本集團附屬公司及聯營公司,乃董事認為主要影響本集團年內之業績或構成本集團年終資產淨值重大部份之公司。董事認為,詳載其他附屬公司及聯營公司會導致篇幅過於冗長。」

附屬公司名稱	註冊成立或登記／營運地點	已發行及繳足股本或實繳資本	本公司持有已發行股本／註冊資本百分比 %	附屬公司持有已發行股本／註冊資本百分比 %	本集團應佔股本權益比例 %	主要業務
Memorex Products Europe Limited	英國	2英鎊	–	67.08	43.60	買賣及分銷電腦媒體產品及影音產品
Memorex Products, Inc.	美國	79,001,000美元	–	67.08	43.60	買賣及分銷電腦媒體產品及影音產品
Memorex Holdings Limited	百慕達	100,000美元	–	65	65	投資控股
珠海錦興產業園投資有限公司	英屬處女群島	1美元	–	100	100	持有土地開發項目以轉售
Rich Life Holdings Pte Limited	新加坡	2坡元	–	100	100	投資控股
威倫有限公司	香港	2港元	–	100	100	投資控股
Ultimate Strategy Limited	英屬處女群島	1美元	–	100	100	投資控股

附註：

a. 5%無投票權遞延股份之持有人無權收取該公司任何股東大會之通告或出席大會或於會上投票。無投票權遞延股份並無附有任何權利獲派股息或在清盤時獲得任何分派。

b. 該公司以外資全資企業形式登記。

以上各附屬公司於年終或年內任何時間，概無任何未償還債務證券。

41. 主要附屬公司及聯營公司之詳情

本公司各主要附屬公司於二零零四年三月三十一日之詳情如下：

附屬公司名稱	註冊成立或登記／營運地點	已發行及繳足股本或實繳資本	本公司持有已發行股本／註冊資本百分比 %	附屬公司持有已發行股本／註冊資本百分比 %	本集團應佔股本權益比例 %	主要業務
Cyber Business Network (Singapore) Pte Ltd	新加坡	4,444,445坡元	–	54	54	開發資訊科技及電子商貿顧問服務
Hanny Magnetics (B.V.I.) Limited	英屬處女群島（「英屬處女群島」）	40,000,000港元普通股份 8,000,000港元優先股份	100	–	100 –	投資控股
錦興磁訊有限公司	香港	1,100,000,200港元普通股份 6,000,000港元5%無投票權遞延股份（附註a）	–	100	100 –	投資控股及買賣及推銷電腦媒體產品及有關週邊產品及配件
威望（珠海）磁訊有限公司（附註b）	中國	686,072,148港元	–	100	100	生產磁訊媒體產品
Memorex Canada Ltd.	加拿大	2加元	–	67.08	43.60	買賣及分銷電腦媒體產品及影音產品
Memorex International Inc.	英屬處女群島／美利堅合眾國（「美國」）	1,000,000美元	–	67.08	43.60	投資控股及持有商標許可證

附註：

a. 向／由本集團墊支之貸款及本集團應付／應收之款項均為無抵押，按當時市場利率計息及根據其各自貸款協議（若有）所述年期償還。

b. 該等交易乃按成本值加一個溢利百份比而進行。

c. 該等交易乃根據同類交易之市價而進行。

d. 該等交易乃按有關雙方共同同意之條款釐定。

此外，由本公司一名董事之個人擔保作抵押之本集團若干銀行及其他融資達6,441,000 港元（二零零三年：6,306,000港元）。

除上文所披露者外，本集團於年內並無與有關連人士進行任何重大交易或於結算日時與該等人士存有重大結餘。

受僱於中國之附屬公司之本集團僱員為中國政府所推行之國家管理恩俸計劃成員。該等附屬公司須將工資若干百份比作為該退休福利計劃之供款。本集團對該退休福利計劃之承擔僅為作出特定之供款。

39. 資產抵押

於結算日，本集團及本公司將下列資產作為銀行及其他融資信貸之抵押：

	本集團		本公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*
貿易及其他應收款項	217,420	174,431	–	–
一間聯營公司之上市證券	75,199	59,148	–	–
存貨	93,180	39,162	–	–
土地及樓宇	12,392	30,818	–	–
證券投資	813	944	813	944
銀行存款	–	19,226	–	–
	399,004	323,729	813	944

40. 與有關連人士進行交易及所存之結餘

本集團於年內與下列有關連人士進行之重大交易之詳情連同於結算日在該等人士所存之結餘如下：

	二零零四年	二零零三年
	千港元	*千港元*
主要股東及其聯繫人士：		
本集團繳訖及應付之利息 *(附註a)*	12,263	9,857
本集團已收及應收之利息 *(附註a)*	3,015	4,789
管理費收入 *(附註d)*	1,182	5,256
收購物業、機器及設備 *(附註d)*	13	3,000
於年終時本集團所欠之款項 *(附註a)*	168,368	168,339
於年終時本集團應收之款項 *(附註a)*	149,333	71,793
年內由本集團墊支之貸款 *(附註a)*	140,541	224,875
年內本集團（償還）墊支之貸款 *(附註a)*	(15,667)	172,000
聯營公司：		
年內本集團（償還）墊支之貸款 *(附註a)*	(41,173)	6,400
管理費收入 *(附註d)*	6,677	9,336
本集團已收及應收利息 *(附註a)*	1,507	639
租賃費用 *(附註c)*	1,347	2,524
購買製成品 *(附註b)*	–	76,894
銷售製成品 *(附註b)*	–	3,566

於結算日在聯營公司之結餘詳情載於附註20。

購股權於二零零四年一月十五日獲行使。緊接行使日期之前本公司股份收市價為2.8港元。

授出日期	行使期	行使價	購股權數目 於二零零二年四月一日尚未行使	因本公司股份合併而調整	於二零零三年三月三十一日尚未行使
		港元			
董事					
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	460,000,000	(448,500,000)	11,500,000
僱員					
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	180,000,000	(175,500,000)	4,500,000
			640,000,000	(624,000,000)	16,000,000

於年內就董事及僱員接納授出之購股權而收取之總代價款為13港元(二零零三年:零港元)。

已授出之購股權之財務影響並未記入本公司或本集團之資產負債表中,直至購股權獲行使為止,且年內概無就授出購股權之價值於綜合收益表中確認支出。當行使購股權時,所發行的股份由本公司按股份面值作為額外股本列賬,而每股行使價超過股份面值的數額由本公司於股份溢價賬中列賬。於其行使日期前失效或註銷之購股權從未行使購股權登記冊中刪除。

38. 退休福利計劃

本集團為本公司及其香港附屬公司之合資格僱員推行強制性公積金(「強積金」)計劃。強積金計劃資產在信託人控制下與本集團之資金分開持有。本集團就有關工資成本之5%向該計劃供款,與僱員之供款額相同。

本集團亦為其海外附屬公司(包括位於英國、美利堅合眾國及新加坡之附屬公司)之合資格僱員推行各種退休福利計劃。退休福利計劃資產在信託人控制下與本集團之資金分開持有。本集團就有關工資成本之4至10%向該等計劃供款,與僱員之供款額相同。

於二零零四年三月三十一日，根據二零零三年及二零零一年購股權計劃已授出及尚未行使之購股權所涉及之股份數目為21,800,000股（二零零三年：16,000,000股），佔當日本公司之已發行股份之11.69%（二零零三年：9.98%）。

購股權須自授出日期起28日內，藉支付每份購股權1港元之代價而接納。購股權可自接納日期起，至授出日期起計10年內隨時行使。行使價由本公司董事釐定，惟不得低於下列三者中之最高者：本公司股份於授出日期之收市價；股份於緊接授出日期前五個營業日之平均收市價；及本公司股份面值。

下表披露年內本公司僱員（包括董事）持有之本公司購股權及變動詳情：

二零零三年購股權計劃

授出日期	行使期	行使價 *港元*	年內授出及於二零零四年三月三十一日尚未行使
董事			
二零零四年二月二十三日	二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000
僱員			
二零零四年二月二十三日	二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000
			12,800,000

二零零一年購股權計劃

			購股權數目			
授出日期	行使期	行使價 *港元*	於二零零三年四月一日尚未行使	年內行使	年內註銷／失效	於二零零四年三月三十一日尚未行使
董事						
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	11,500,000	(1,750,000)	(750,000)	9,000,000
僱員						
二零零一年八月三十一日	二零零一年八月三十一日至二零零六年八月三十日	2.9888	4,500,000	(3,000,000)	(1,500,000)	–
			16,000,000	(4,750,000)	(2,250,000)	9,000,000

於結算日，本集團已與租戶訂立以下未來最低租約付款：

	二零零四年		二零零三年	
	土地及樓宇	物業、機器及設備	土地及樓宇	物業、機器及設備
	千港元	*千港元*	*千港元*	*千港元*
營運租約之屆滿年期為：				
一年內	4,747	20,000	2,662	–
第二至第五年（首尾兩年包括在內）	18,109	35,000	9,780	–
五年以上	13,914	–	12,057	–
	36,770	55,000	24,499	–

37. 購股權計劃

本公司於二零零一年八月二十一日採納其購股權計劃（「二零零一年購股權計劃」），旨在鼓勵本集團之僱員。根據二零零一年購股權計劃，本公司董事會可向本公司合資格僱員，包括任何董事（但不包括獨立非執行董事）及本公司任何附屬公司董事授出購股權，以認購本公司股份。

根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之決議案，本公司已終止二零零一年購股權計劃並採納一項新購股權計劃（「二零零三年購股權計劃」）。根據二零零三年購股權計劃，本公司董事會可向本集團董事及僱員，以及董事會認為曾經或將會或能夠對本集團作出貢獻之本集團任何諮詢人、顧問、分銷商、承判商、供應商、代理人、客戶、業務夥伴、合營企業業務夥伴、發起人、服務供應商授出購股權。二零零三年購股權計劃旨在向參與者提供購入本集團股份權益之機會，並鼓勵參與者致力以本集團及其股東之整體利益為依歸，促進本集團及其股份之價值。

根據二零零三年購股權計劃及本公司任何其他計劃授出之購股權涉及之股份總數，將不得超過本公司不時已發行股份之30%。在該條件之規限下，根據二零零三年計劃可授出之購股權可認購之股份數目，在加上根據任何其他計劃授出之購股權可認購之股份數目後，不得超過於通過及採納二零零三年購股權計劃之日本公司已發行股份之10%。

根據二零零三年購股權計劃，若未經本公司股東事先批准，於任何一年內可授予任何個人之購股權不得超過本公司已發行股份之1%。向主要股東或獨立非執行董事授出之購股權如超過本公司股本之0.1%，或其價值超過5,000,000港元，亦須獲得本公司股東之事先批准。

36. 營運租約承諾

本集團作為承租人

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
年內，根據營運租約而支付之最低租金：		
土地及樓宇	27,134	24,209
物業、機器及設備	8,615	2,959
	35,749	27,168

於結算日，本集團尚有若干根據不可撤銷之營運租約之承諾，該等未來最低租約付款之到期日如下：

	二零零四年		二零零三年	
	土地及樓宇	物業、機器及設備	土地及樓宇	物業、機器及設備
	千港元	*千港元*	*千港元*	*千港元*
營運租約之屆滿年期為：				
一年內	25,096	22,678	19,403	2,594
第二至第五年（首尾兩年包括在內）	79,900	41,721	50,733	3,018
五年以上	53,162	705	34,437	–
	158,158	65,104	104,573	5,612

租約於一年至十年內商議一次，而租金在租約期內固定。

本公司於結算日並無任何營運租約承諾。

本集團作為出租人

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
年內，根據營運租約之租金收：		
土地及樓宇	6,568	4,754
物業、機器及設備	5,000	–
	11,568	4,754

就資產負債表之呈列而言，若干遞延稅項資產及負債已予對銷。以下為作財務申報用途之遞延稅項結餘分析：

	二零零四年 *千港元*	二零零三年 *千港元*
遞延稅項資產	(35,480)	(13,298)
遞延稅項負債	136	750
	(35,344)	(12,548)

於結算日，本集團可用於對銷未來溢利之未動用稅項虧損為363,848,000港元（二零零三年：470,299,000港元）。該虧損中69,488,000港元（二零零三年：45,357,000港元）已確認為遞延稅項資產。由於未能預測未來溢利來源，故未有就其餘虧損294,360,000港元（二零零三年：424,942,000港元）確認遞延稅項資產。該等虧損可無限期結轉。

本公司

於結算日，本公司可用於對銷未來溢利之未動用稅項虧損為49,958,000港元（二零零三年：49,488,000港元）。由於未能預測未來溢利來源，故未有就該稅項虧損確認遞延稅項。該等虧損可無限期結轉。

35. 或然負債

	本集團		本公司	
	二零零四年 *千港元*	二零零三年 *千港元*	二零零四年 *千港元*	二零零三年 *千港元*
就提供擔保予銀行及其他財務機構以獲取授予下列者之融資之已動用金額：				
附屬公司	–	–	57,933	164,369
外界人士	–	11,674	–	11,674
	–	11,674	57,933	176,043

本集團於美國涉及兩項侵犯專利權訴訟，因訴訟而產生之賠償金額介乎約285,000美元（相等於2,213,000港元）至855,000美元（相等於6,639,000港元）。由於訴訟結果未明，本集團已於截至二零零四年三月三十一日止年度就該等訴訟計提應計項目302,000美元（相等於2,345,000港元）以應付管理層估計之可能賠償額。

截至二零零三年三月三十一日止年度期間之主要非現金交易如下：

(a) 本集團訂立物業、機器及設備之融資租約安排，於訂立租約時之資本值為2,990,000港元。

(b) 本集團收購一間附屬公司之額外股權，代價為278,320,000港元，以轉讓應收短期貸款260,578,000港元支付。17,742,000港元之代價餘款於二零零三年三月三十一日尚未清償。

34. 遞延税項

於本年度及過往年度之已確認主要遞延税項負債（資產）及其變動如下：

本集團

	加速税項折舊	税項虧損	其他	總額
	千港元	*千港元*	*千港元*	*千港元*
於二零零二年四月一日				
－先前呈報	–	–	–	–
－因採納會計實務準則第12號（經修訂）而調整	1,532	(15,264)	898	(12,834)
－經重列	1,532	(15,264)	898	(12,834)
年內於綜合收益表中扣除（計入）綜合收益表（*附註14*）	551	(491)	226	286
於二零零三年三月三十一日及二零零三年四月一日	2,083	(15,755)	1,124	(12,548)
外幣調整	(57)	(1,922)	(20)	(1,999)
年內計入綜合收益表（*附註14*）	(1,362)	(2,724)	(16,724)*	(20,810)
税率變動之影響				
－於綜合收益表中扣除（計入）綜合收益表（*附註14*）	80	(67)	–	13
於二零零四年三月三十一日	744	(20,468)	(15,620)	(35,344)

* 遞延税項進賬主要歸因於美國一間附屬公司之資產負債表之主要項目（如應收款項、存貨及於應計費用）之賬面值與税基之暫時差異之變動。

33. 主要非現金交易

截至二零零四年三月三十一日止年度期間之主要非現金交易如下:

(a) 本集團以代價150,000,000港元收購珠海錦興。餘下代價19,492,000港元於二零零四年三月三十一日仍未清付。

(b) 本集團以201,987,000港元出售若干附屬公司,根據本集團與一位有關人士訂立之轉讓契約,其中124,387,000港元之代價以相同金額之其他應付款項抵銷。餘下代價77,600,000港元以相同金額之其他應付款項抵銷。

(c) 本集團以代價190,000,000港元收購商標許可證。根據本集團與有關人士訂立之多項債務重組契約及協議,部分代價分別以應收短期貸款40,699,000港元及其他應收款項81,871,000港元支付,部份代價則以現金20,000,000港元支付。餘下代價47,430,000港元於二零零四年三月三十一日仍未清付。

(d) 根據本集團與有關人士訂立之多項債務重組契約,本集團重組其若干應收短期貸款42,165,000港元及其他應收款項19,360,000港元,該等款項分別以43,275,000港元之其他貸款及18,250,000港元之其他應付款項償付。

(e) 根據本集團與有關人士訂立之一份協議,其他應收款項38,710,000港元以其他貸款23,543,000港元及應付利息15,167,000港元償付。

(f) 短期貸款22,866,000港元,應收利息1,290,000港元及應付款項24,000港元以收購一項投資之代價24,180,000港元償付。

(g) 因收購一間聯營公司而導致應收聯營公司款項增加19,024,000港元,已於其後以本集團與一位有關人士訂立之一份債務重組契約項下相同金額之應收短期貸款抵銷。

(h) 本集團以16,000,000港元之代價出售若干金額之其他資產。根據本集團與一位有關人士訂立之一份債務重組契約,代價以相同金額之應收短期貸款支付。

32. 出售附屬公司

	二零零四年 *千港元*	二零零三年 *千港元*
出售資產之淨值		
證券投資	78,388	–
應收集團公司之款項	157,353	15,000
銀行結存及現金	5	2
應付集團公司之款項	(8,853)	–
應付聯營公司之款項	(1,433)	–
應付税項	(22,531)	(13,027)
	202,929	1,975
應佔資本儲備	556	–
已變現貨幣兑換儲備	(216)	–
	203,269	1,975
出售附屬公司之(虧損)/收益	(1,282)	25
	201,987	2,000
支付方式:		
現金	–	2,000
其他應付款項	201,987	–
	201,987	2,000
出售附屬公司產生之現金流(出)入淨額:		
現金代價	–	2,000
出售之銀行結存及現金	(5)	(2)
	(5)	1,998

年內所出售之附屬公司對本集團之營業額及業績並無作出重大貢獻。年內所出售之附屬公司所貢獻或動用之現金流量並不重大。

31. 收購一間附屬公司

本集團按代價150,000,000港元收購珠海錦興產業園投資有限公司(「珠海錦興」)之全部已發行股本。

該收購事項已採用收購會計法入賬。該收購事項所產生之商譽金額約為4,598,000港元。

	二零零四年 *千港元*	二零零三年 *千港元*
收購資產之淨額		
其他資產	150,000	–
其他應付款項	(4,598)	–
	145,402	–
商譽	4,598	–
總代價	150,000	–
支付方式:		
現金	130,508	–
遞延代價 *(附註33(a))*	19,492	–
	150,000	–

(iii) 於一九九九年及二零零三年削減本公司股份面值所產生之進賬；及

(iv) 減去轉撥往虧絀賬以抵銷本公司分別於二零零零年一月三十一日、二零零一年一月三十一日及二零零三年三月二十日之虧絀之金額。

依據百慕達一九八一年公司法(經修訂)，本公司之實繳盈餘可供分派予各股東。惟倘若出現以下情況，本公司不得從實繳盈餘宣派或派發股息或作出分派：

1. 現時或於作出派發後不能償還到期債務；或

2. 其資產之可變現價值會因此低於其債務及已發行股本與股份溢價賬之總額。

董事認為，本公司可供分派予股東之儲備如下：

	二零零四年	二零零三年
	千港元	*千港元*
實繳盈餘	1,673,702	1,673,702
保留溢利	13,876	25,891
	1,687,578	1,699,593

30. 應付一個少數股東款項

該款項為無抵押、免息及無固定還款期。該款項將毋需於結算日起計一年內償還，因此，該款項列為非流動負債。

29. 儲備

本集團

本集團於二零零四年三月三十一日之實繳盈餘乃：

(i) 本集團於一九九八年二月二十日及二零零三年二月十九日將股份溢價賬轉撥往本集團之實繳盈餘賬所產生之進賬；

(ii) 於一九九九年及二零零三年削減本公司股份面值所產生之進賬；及

(iii) 減去轉撥往虧絀賬以抵銷本公司分別於二零零零年一月三十一日、二零零一年一月三十一日及二零零三年三月二十日之虧絀之金額。

本公司

	股份溢價	實繳盈餘	贖回資本儲備	保留溢利（虧絀）	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
於二零零二年四月一日	1,974,542	437	592	(20,069)	1,955,502
發行股份所產生之溢價	23	–	–	–	23
從股份溢價轉撥往實繳盈餘	(1,974,565)	1,974,565	–	–	–
從實繳盈餘轉撥往虧絀	–	(460,000)	–	460,000	–
削減股份面值	–	158,700	–	–	158,700
本年度虧損	–	–	–	(414,040)	(414,040)
於二零零三年三月三十一日及二零零三年四月一日	–	1,673,702	592	25,891	1,700,185
發行股份所產生之溢價	99,934	–	–	–	99,934
股份發行費用	(713)	–	–	–	(713)
本年度虧損	–	–	–	(794)	(794)
繳訖股息	–	–	–	(11,221)	(11,221)
於二零零四年三月三十一日	99,221	1,673,702	592	13,876	1,787,391

本公司於二零零四年三月三十一日之實繳盈餘乃：

(i) 本公司收購Hanny BVI股份當日該公司之綜合股東資金與本公司作為收購代價所發行之股份面值之差額；

(ii) 於一九九八年二月二十日及二零零三年二月十九日將本公司之股份溢價賬轉撥至本公司之實繳盈餘賬所產生之進賬；

28. 股本

	股份數目	價值
		千港元
法定股本：		
於二零零二年四月一日（每股0.025港元）	26,000,000,000	650,000
股份40合1	(25,350,000,000)	–
股份面值調整	64,350,000,000	–
註銷股份	(45,000,000,000)	(450,000)
於二零零三年及二零零四年三月三十一日（每股0.01港元）	20,000,000,000	200,000
已發行及繳足股本：		
於二零零二年四月一日（每股0.025港元）	6,412,057,523	160,301
行使認股權證	70,595	2
股份面值合併及調整	(6,251,824,916)	(158,700)
於二零零三年三月三十一日（每股0.01港元）	160,303,202	1,603
發行新股份（*附註a*）	21,500,000	215
行使購股權（*附註b*）	4,750,000	48
於二零零四年三月三十一日（每股0.01港元）	186,553,202	1,866

附註：

a. 於二零零四年一月二十八日，簽訂私人配售安排，以現金方式向獨立私人投資者私人配售由德祥企業集團有限公司（本公司主要股東）持有之本公司21,500,000股每股面值0.01港元之股份。配售價為每股4.00港元，較股份於二零零四年一月二十八日在聯交所所報之收市價每股4.35港元折讓約8%。

根據於同日訂立之認購協議，德祥企業集團有限公司以每股4.00港元之價格，向本公司認購21,500,000股每股面值0.01港元之新股份。所得款項已撥作本公司之額外營運資金。該等新股份乃依據本公司於二零零三年八月二十八日舉行之股東週年大會上授予董事之一般授權發行，於發行後將各方面與其他已發行股份享有同等權益。

b. 於年內，因行使4,750,000份購股權而按每股2.9888港元之認購價發行4,750,000份每股面值0.01港元之本公司股份。於年內發行之股份與當時現有之股份於各方面享有同等權益。

27. 融資租約承擔

	本集團			
	最低租約付款		最低租約付款現值	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*
融資租約承擔還款期:				
一年內	1,117	1,181	1,068	1,113
兩至五年內（包括首尾兩年）	536	1,868	462	1,557
	1,653	3,049		
減:未來融資費用	(123)	(379)		
租約承擔現值	1,530	2,670	1,530	2,670
減: 一年內到期償還之款項（列於流動負債項下）			(1,068)	(1,113)
一年後到期償還之款項			462	1,557

本集團已根據融資租約租賃其若干裝置及設備，平均租期為2年。截至二零零四年三月三十一日止年度，平均有效借貸利率為9.32%（二零零三年：12.51%）。利率乃於合約日期確定。所有租約均採用固定還款期還款，及並無就或然租賃款項簽訂任何安排。

本集團之融資租約承擔乃以出租人之出租資產作為抵押。

25. 貿易及其他應付款項

貿易及其他應付款項包括827,620,000港元(二零零三年:632,561,000港元)之應付貿易款項結餘。

應付貿易款項賬齡分析如下:

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
未到期	445,088	319,505
逾期少於一個月	116,373	99,484
逾期一至兩個月	50,321	35,422
逾期超過兩個月	215,838	178,150
	827,620	632,561

26. 借款

	本集團		本公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*
借款包括:				
銀行貸款	205,641	237,468	–	–
其他貸款	151,339	180,000	149,333	165,000
	356,980	417,468	149,333	165,000
分析:				
有抵押	159,583	107,140	–	–
無抵押	197,397	310,328	149,333	165,000
	356,980	417,468	149,333	165,000

上述款項須按現行市場利率計算利息,且須於以下年期償還:

	本集團		本公司	
	二零零四年	二零零三年	二零零四年	二零零三年
一年內或於要求時	349,059	244,473	149,333	–
一至兩年內	266	165,238	–	165,000
兩至五年內	940	843	–	–
超過五年	6,715	6,914	–	–
	356,980	417,468	149,333	165,000
列入流動負債項下於一年內到期之款項	(349,059)	(244,473)	(149,333)	–
一年後到期之款項	7,921	172,995	–	165,000

24. 貿易及其他應收款項

貿易及其他應收款項包括685,025,000港元(二零零三年:397,764,000港元)之應收貿易款項結餘。本集團向其貿易客戶平均提供一至兩個月不等之信貸期。

應收貿易款項賬齡分析如下:

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
未到期	624,041	354,824
逾期少於一個月	52,433	26,561
逾期一至兩個月	2,099	6,916
逾期超過兩個月	6,452	9,463
	685,025	397,764

22. 其他資產

該數額為於中國之土地開發項目成本值。該項目為珠海錦興產業園之土地開發項目，位於珠海市斗門區，將由本集團與一個獨立第三者共同開發。本集團享有該項目之獨家開發權，並有權取得有關土地作開發用途（「其他資產」）。本集團亦有權按議定之代價將其他資產出售予投資者。

取得獨家開發權之代價150,000,000港元由本集團於年內支付，而本集團已支付人民幣5,750,000元（相等於約5,425,000港元）以取得土地開發及地盤平整工程之若干部分權利。

因董事認為其他資產乃持作銷售，故其他資產之成本值列入流動資產。

董事已參考由獨立估值師行普敦國際評估有限公司所作估值，按二零零四年三月三十一日之公開市值基準評估其他資產之賬面值，且並無確認減值虧損。

23. 存貨

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
原材料	6,769	9,459
在製品	1,435	2,702
製成品	869,205	493,004
	877,409	505,165

上述存貨包括原材料109,000港元（二零零三年：371,000港元）及製成品269,854,000港元（二零零三年：104,422,000港元），已按其可變現淨值列賬。

21. 證券投資

	投資證券		其他投資		總額	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
本集團						
上市證券						
香港	–	698,407	126,114	108,548	126,114	806,955
海外	–	–	850	984	850	984
非上市證券						
香港	–	–	6,000	6,000	6,000	6,000
海外 *(附註)*	188,890	204,573	–	78,388	188,890	282,961
	188,890	902,980	132,964	193,920	321,854	1,096,900
上市證券之市值	–	10,859	126,964	109,532	126,964	120,391
就呈報目的而作出之賬面值分析：						
非流動	188,890	887,300	330	330	189,220	887,630
流動	–	15,680	132,634	193,590	132,634	209,270
	188,890	902,980	132,964	193,920	321,854	1,096,900
本公司						
海外上市證券，按市值	–	–	813	944	813	944

附註： 非上市海外投資證券包括在富洋投資股份有限公司（「富洋」）之8.04%（二零零三年：8.04%）權益。富洋由青宇投資有限公司、強潤投資有限公司、精德投資有限公司及至尚投資有限公司合併而於二零零二年四月二十一日在台灣成立。富洋主要在台灣從事有線播放業務。

董事認為，在投資證券之投資最少相等於其賬面值。

c. 因收購聯營公司而產生之商譽：

	千港元
成本值	
於二零零三年四月一日	72,132
增項	208,760
於二零零四年三月三十一日	280,892
攤銷	
於二零零三年四月一日	6,612
本年度撥備	17,651
於二零零四年三月三十一日	24,263
賬面淨值	
於二零零四年三月三十一日	256,629
於二零零三年三月三十一日	65,520

商譽之攤銷期為10年。

董事認為，毋須呈列有關商譽賬面值之減值虧損。

d. 借予一間聯營公司貸款為無抵押及無固定還款期。除1,336,000港元（二零零三年：7,516,000港元）之款項須按當時市場利率計算利息外，其餘均為免息。應收聯營公司款項為無抵押、免息及並無固定還款期。董事認為，該等餘款將不會於結算日起計之一年內償還，因此，該等款項列作非流動款項。

本集團之主要聯營公司於二零零四年三月三十一日之詳情載於附註41。

以下資料詳情乃摘錄自本集團重要聯營公司中策已刊發之財務資料：

	二零零三年十二月三十一日 千港元
財務狀況：	
非流動資產	1,124,597
流動資產	1,064,647
流動負債	(161,090)
非流動負債及少數股東權益	(494,774)
資產淨值	1,533,380
本集團應佔資產淨值	463,234

	二零零三年一月一日至二零零三年十二月三十一日 千港元
營業額	2,884,493
除稅及少數股東權益前一般業務之虧損	(169,184)
本集團應佔之除稅及少數股東權益前一般業務之虧損	(56,996)

b. 以下資料詳情乃摘錄自本集團重要聯營公司普威聯營有限公司之財務資料：

	二零零四年三月三十一日 千港元	二零零三年三月三十一日 千港元
財務狀況：		
非流動資產	473,982	376,171
流動資產	403,316	513,082
流動負債	(152,958)	(191,929)
非流動負債及少數股東權益	(142,831)	(124,550)
資產淨值	581,509	572,774
本集團應佔資產淨值	159,624	157,226

	二零零三年四月一日至二零零四年三月三十一日 千港元	二零零二年五月一日至二零零三年三月三十一日 千港元
營業額	664,125	619,467
除稅及少數股東權益前一般業務之溢利／(虧損)	31,923	(12,432)
本集團應佔之除稅及少數股東權益前一般業務之溢利／(虧損)	8,763	(3,413)

20. 聯營公司之權益

	本集團	
	二零零四年	二零零三年
	千港元	*千港元*
應佔下列聯營公司資產（負債）淨值：		
－在香港上市 *（附註a）*	463,234	–
－在海外上市 *（附註b）*	169,770	184,574
－非上市	(15,459)	(12,229)
收購聯營公司產生之商譽減攤銷 *（附註c）*	256,629	65,520
	874,174	237,865
借予一間聯營公司貸款減準備 *（附註d）*	1,361	7,651
應收聯營公司款項 *（附註d）*	30,874	25,846
	906,409	271,362
上市股份市值	320,500	134,561

附註：

a. 於二零零三年三月三十一日，列入證券投資之約698,400,000港元之款項，乃指本集團於中策之14.55%股本權益。於二零零三年九月，本集團以代價約19,300,000港元收購中策之16.65%額外權益。因此，於中策之投資增至31.20%，並由證券投資重新分類為聯營公司權益。

中策乃於香港上市之公司，其財政年度結算日為十二月三十一日。於採用權益會計法時，本集團只有中策已刊發之財務資料可供運用。因此，本集團應佔中策於二零零四年三月三十一日之權益，乃根據中策於二零零三年十二月三十一日之資產淨值及中策成為本集團聯營公司之日至二零零三年十二月三十一日之業績計算。

附註：

a. 於二零零三年三月三十一日之金額為於一九九三年收購Tandy Corporation之Memtek產品部及MemorexComputer Supplies業務及於二零零三年收購本公司之一間附屬公司Memorex International Inc.之14.9%額外權益所產生之商譽。該商譽乃按直線法平均在十七年內攤銷。

年內，董事已重估因收購一間附屬公司而產生之商譽之賬面值為4,598,000港元，並確認減值虧損4,598,000港元，於綜合收益表中扣除。

b. 於二零零三年三月三十一日之金額為於一九九九年向Memorex Telex N.V.收購「Memorex」商標許可證之收購價。商標許可證乃按直線法在二十年期間內攤銷。

年內，本集團以代價190,000,000 港元向一個獨立第三者收購「Dysan」及「Precision」商標許可證，該代價乃參考獨立估值師中證評估有限公司所作估值後釐定。商標許可證乃按直線法在十年內攤銷。

c. 該金額為年內收購標籤製作專利之收購價。該專利權乃按直線法在十年內攤銷。

董事認為，毋須呈列有關商譽、商標許可證或專利權賬面值之減值虧損。

19. 附屬公司權益

	本公司	
	二零零四年	二零零三年
	千港元	*千港元*
非上市股份	118,373	118,373
應收附屬公司款項	5,026,854	5,022,636
	5,145,227	5,141,009
*減：*應收附屬公司款項準備	(2,374,810)	(2,374,810)
	2,770,417	2,766,199
應付一間附屬公司款項	813,043	877,475

非上市股份之賬面值，乃根據本公司收購Hanny Magnetics (B.V.I.) Limited (「Hanny BVI」) 連同其附屬公司時，各附屬公司之可分割基本資產淨值計算。

附屬公司之結餘為無抵押、免息及無固定還款期。該等款項將不會於結算日後一年內要求償還，故列為非流動款項。

本公司各主要附屬公司於二零零四年三月三十一日之詳情載於附註41。

一九九四年之土地及樓宇估值乃由一間獨立特許測量師行美國評值有限公司按公開市值基準進行。

若重估之土地及樓宇按成本值減累積折舊及攤銷入賬，其賬面值應為21,157,000港元（二零零三年：21,862,000港元）。

物業、機器及設備之賬面淨值包括以融資租約持有之資產，總額為1,985,000港元（二零零三年：2,660,000港元）。

18. 無形資產

	商譽	商標許可證	專利權	總額
	千港元	千港元	千港元	千港元
	（附註a）	（附註b）	（附註c）	
本集團				
成本值				
於二零零三年四月一日				
－先前呈報	354,665	91,318	–	445,983
－因採納會計實務準則第12號（經修訂）而調整	(1,982)	–	–	(1,982)
－經重列	352,683	91,318	–	444,001
增項	4,598	190,000	8,065	202,663
出售一間附屬公司之部份股權時撇除	(69,857)	–	–	(69,857)
於二零零四年三月三十一日	287,424	281,318	8,065	576,807
攤銷				
於二零零三年四月一日	85,962	20,166	–	106,128
本年度撥備	32,768	10,899	470	44,137
於綜合收益表中確認之減值虧損	4,598	–	–	4,598
出售一間附屬公司之部份股權時撇除	(6,075)	–	–	(6,075)
於二零零四年三月三十一日	117,253	31,065	470	148,788
賬面淨值				
於二零零四年三月三十一日	170,171	250,253	7,595	428,019
於二零零三年三月三十一日	266,721	71,152	–	337,873

17. 物業、機器及設備

	土地及樓宇 千港元	機器及機械 千港元	模具 千港元	傢俱、裝置及設備 千港元	汽車 千港元	總額 千港元
本集團						
成本值或估值						
於二零零三年四月一日	48,846	43,569	2,971	84,212	7,892	187,490
外幣調整	331	–	–	3,473	9	3,813
增項	–	–	–	16,518	1,208	17,726
出售	(3,155)	–	–	(6,061)	(3,047)	(12,263)
於二零零四年三月三十一日	46,022	43,569	2,971	98,142	6,062	196,766
包括：						
成本值	17,815	43,569	2,971	98,142	6,062	168,559
一九九四年估值	28,207	–	–	–	–	28,207
	46,022	43,569	2,971	98,142	6,062	196,766
折舊及攤銷及減值						
於二零零三年四月一日	9,617	37,867	2,955	48,538	4,401	103,378
外幣調整	7	–	–	2,682	4	2,693
本年度撥備	1,012	1,470	7	15,968	1,175	19,632
出售時撇除	(2,056)	–	–	(4,456)	(1,928)	(8,440)
於二零零四年三月三十一日	8,580	39,337	2,962	62,732	3,652	117,263
賬面淨值						
於二零零四年三月三十一日	37,442	4,232	9	35,410	2,410	79,503
於二零零三年三月三十一日	39,229	5,702	16	35,674	3,491	84,112

本集團之土地及樓宇包括：

	二零零四年 千港元	二零零三年 千港元
香港以外地區：		
於中華人民共和國（「中國」）其他地區之中期租約物業	25,050	25,978
於台灣之永久業權物業	12,392	12,151
於澳門之中期租約物業	–	1,100
	37,442	39,229

15. 股息

	二零零四年	二零零三年
	千港元	*千港元*
末期，已付一二零零三年每股2港仙（二零零二年：無）	3,206	–
中期，已付一二零零四年每股5港仙（二零零三年：無）	8,015	–
	11,221	–

董事建議派發現金（可選擇以股代息）末期股息每股6 港仙（二零零三年：每股2 港仙），惟須待股東於應屆股東週年大會批准方可作實。

16. 每股盈利（虧損）

每股基本盈利（虧損）乃按本年度溢利13,300,000港元（二零零三年：虧損648,620,000港元，經重列）及本年度已發行股份之加權平均數164,239,677股（二零零三年：160,303,174股）計算。

計算截至二零零四年三月三十一日止年度之每股攤薄盈利時乃假設本公司尚未行使之購股權並無獲行使，原因是該等購股權之行使價高於年內股份之平均市價。

計算截至二零零三年三月三十一日止年度之每股攤薄虧損時乃假設本公司之購股權並無獲行使，原因是行使該等購股權會導致每股虧損減少。

就截至二零零三年三月三十一日止年度因採納會計實務準則第12號（經修訂）而對比較每股基本虧損作出調整而言，對截至二零零三年三月三十一日止年度之每股基本虧損並無重大影響。因此，並無重列每股基本虧損。

本年度所得稅支出與除所得稅前溢利(虧損)對賬如下:

	二零零四年 *千港元*	二零零三年 *千港元*
除所得稅前溢利(虧損)	121,639	(570,474)
按香港利得稅稅率17.5%計算之稅項(二零零三年:16%)	21,286	(91,276)
應佔聯營公司業績之稅項影響	15,233	9,021
不須繳稅收入之稅務影響	(2,113)	(34,407)
不能扣稅支出之稅務影響	28,594	60,068
未確認稅項虧損之稅務影響	641	9,392
使用先前未確認稅項虧損	(18,495)	(24,706)
未確認遞延稅項資產之稅務影響	–	8,965
使用先前未確認遞延稅項資產	(11,270)	–
確認過往年度未確認及未使用稅項虧損	(10,450)	–
過往年度之(超額)不足撥備	(112)	141
於其他司法管轄區經營之附屬公司之不同稅率之影響	3,001	98,654
其他	1,518	189
提高稅率對年初遞延稅項負債之增加	13	–
本年度所得稅支出	27,846	36,041

本年度毋須就香港產生之溢利繳付稅項,原因是應課稅溢利悉數由承前之稅項虧損抵銷。

香港所得稅以年內估計應課稅溢利按稅率17.5%(二零零三年:16%)計算。於二零零三年六月,香港所得稅率於二零零三/二零零四課稅年度由16%增至17.5%。此增加之影響已於二零零四年三月三十一日之遞延稅項結餘計算中反映。

在其他司法管轄區所產生之所得稅按有關司法管轄區之現行稅率計算。

14. 所得稅支出

	二零零四年 千港元	二零零三年 千港元 (經重列)
現時稅項:		
香港所得稅		
過往年度之(超額)不足撥備	(112)	141
海外	46,378	31,773
	46,266	31,914
遞延稅項 *(附註34)*		
本年度	(20,810)	286
因稅率變動	13	–
	(20,797)	286
應佔聯營公司業績之稅項	2,377	3,841
	27,846	36,041

	董事人數	
	二零零四年	二零零三年
彼等之酬金分為下列組別：		
零至1,000,000港元	10	10
1,000,001港元至1,500,000港元	–	1
1,500,001港元至2,000,000港元	2	–
2,000,001港元至2,500,000港元	1	1
3,500,001港元至4,000,000港元	–	1

本年度並無向非執行董事或獨立非執行董事支付任何酬金。

本集團本年度並無向五位最高薪人士（包括董事及僱員）支付任何酬金，作為彼等加盟本集團或加盟本集團後之獎勵。各董事於年內概無放棄任何酬金。

13. 僱員酬金

五位最高薪人士包括一名董事（二零零三年：兩名董事），其酬金詳情已呈列於上文。另外四名（二零零三年：三名）最高薪人士之酬金詳情如下：

	二零零四年	二零零三年
	千港元	*千港元*
薪金及其他福利	9,788	8,802
與表現有關之獎金	3,307	1,064
退休福利計劃供款	381	50
	13,476	9,916

彼等之酬金分為下列組別：

	僱員人數	
	二零零四年	二零零三年
2,000,001港元至2,500,000港元	2	1
3,000,001港元至3,500,000港元	1	–
3,500,001港元至4,000,000港元	–	2
5,500,001港元至6,000,000港元	1	–
	4	3

10. 收購一間聯營公司產生之商譽之減值虧損

於截至二零零三年三月三十一日止年度內，本公司董事參考一間聯營公司之財務表現及業務運作，檢討收購該聯營公司時產生之商譽之賬面值（已於往年在資本儲備中列為借項）。該聯營公司主要從事電子產品及其他週邊設備之推銷。根據當前市況、該聯營公司之經營業績及折現現金流量預測，已確定104,585,000港元之減值虧損，並已於綜合收益表中確認。

11. 出售附屬公司及聯營公司之收益淨額

	二零零四年 *千港元*	二零零三年 *千港元*
出售一間附屬公司部份股權之收益	28,594	–
被視為出售聯營公司股權之虧損淨額	(16,935)	–
出售附屬公司之（虧損）收益	(1,282)	25
	10,377	25

12. 董事酬金

	二零零四年 *千港元*	二零零三年 *千港元*
董事袍金	–	–
其他酬金（執行董事）		
薪金及其他福利	4,952	7,175
退休福利計劃供款	130	378
	5,082	7,553
支付予一名前任董事之離職補償：		
本公司	–	–
本公司之附屬公司	625	–
	5,707	7,553

8. 經營溢利(虧損)

	二零零四年 千港元	二零零三年 千港元
經營溢利(虧損)已扣除(計入):		
員工成本(包括董事酬金):		
薪金及其他福利	170,261	151,729
退休福利計劃供款	3,160	3,854
	173,421	155,583
折舊及攤銷:		
無形資產攤銷(包括在行政開支內)	44,137	14,338
物業、機器及設備折舊及攤銷:		
一自置資產	19,298	20,816
一根據融資租約持有之資產	334	455
	63,769	35,609
呆壞賬準備	3,208	36,534
應收貸款準備	16,653	22,056
應收孖展貸款準備	5,300	2,429
滯銷及陳舊存貨準備	24,679	12,277
核數師酬金	9,204	7,003
其他投資之已變現(收益)虧損淨額	(3,975)	83,926
出售物業、機器及設備虧損	696	3,373

9. 財務費用

	二零零四年 千港元	二零零三年 千港元
須於五年內悉數償還之借貸利息:		
一銀行貸款及透支	12,070	10,458
一其他貸款	13,229	20,360
一融資租約	587	244
毋須於五年內悉數償還之銀行貸款利息	554	607
	26,440	31,669

6. 其他經營收入

其他經營收入包括下列項目：

	二零零四年 千港元	二零零三年 千港元
滙兑收益	31,467	18,974
利息收入	22,728	38,646
所持其他投資之未變現收益淨額	16,829	–
出售投資證券之收益淨額	9,577	–
出售其他資產之收益	5,660	–
互聯網服務收入	3,363	5,262
專利收入	2,722	3,063

7. 其他經營開支

	二零零四年 千港元	二零零三年 千港元
收購一間附屬公司產生之商譽之減值虧損	4,598	–
所持其他投資之未變現虧損淨額	–	26,482
長期貸款及應收利息撇銷	–	10,821
物業、機器及設備減值之虧損	–	1,305
	4,598	38,608

地域分類

本集團電腦相關產品貿易主要於北美及歐洲進行。消費電子產品貿易主要於北美進行，及證券買賣主要於香港。

本集團之銷售收入按地域市場列表分析如下（不管貨品／服務來源）：

	地域市場銷售收入	
	二零零四年	二零零三年
	千港元	*千港元*
北美	4,222,099	3,483,037
歐洲	564,896	484,362
香港	35,836	70,618
非洲	51,312	25,917
日本	38,986	41,617
其他	96,801	57,253
	5,009,930	4,162,804

分類資產與物業、機器及設備增項之賬面值按該等資產所處地理區域列表分析如下：

	分類資產之賬面值		物業、機器及設備增項	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*
香港	1,248,216	1,265,517	1,742	4,359
北美	1,180,872	905,828	10,944	10,843
歐洲	392,483	184,075	4,717	4,080
台灣	253,034	291,384	234	124
其他	405,132	269,756	89	41
	3,479,737	2,916,560	17,726	19,447

因無形資產及遞延税項資產不適於劃入地域分類，故價值428,019,000港元（二零零三年：337,873,000港元，經重列）之無形資產及35,480,000港元（二零零三年：13,298,000港元，經重列）之遞延税項資產未列入於本分類資產賬面值分析表。

資產負債表

	電腦相關產品貿易 千港元	消費電子產品貿易 千港元	證券買賣 千港元	綜合 千港元 (經重列)
資產				
分類資產	1,395,363	983	193,920	1,590,266
聯營公司權益				271,362
投資證券				902,980
未分配企業資產				503,123
綜合總資產				3,267,731
負債				
分類負債	883,844	–	–	883,844
借款				417,468
未分配企業負債				62,254
綜合總負債				1,363,566

	電腦相關產品貿易 千港元 (經重列)	企業 千港元	綜合 千港元 (經重列)
其他資料			
商譽之增加	199,590	–	199,590
資本開支	15,810	3,637	19,447
折舊及攤銷	33,657	1,952	35,609
已確認減值虧損	–	324,592	324,592
其他非現金開支	76,669	5,706	82,375

二零零三年
收益表

	電腦相關產品貿易	消費電子產品貿易	證券買賣	綜合
	千港元	千港元	千港元	千港元 (經重列)
營業額				
外部銷售	2,975,181	1,109,617	78,006	4,162,804
分類業績	97,875	20,177	(110,408)	7,644
利息收入				38,646
未分配企業開支				(38,644)
除投資證券之減值虧損前溢利				7,646
投資證券之減值虧損				(323,287)
經營虧損				(315,641)
財務費用				(31,669)
應佔聯營公司業績				(32,397)
收購一間聯營公司產生之商譽之減值虧損				(104,585)
出售附屬公司之收益淨額				25
攤銷收購一間聯營公司產生之商譽				(6,612)
借予聯營公司貸款準備				(79,595)
除所得税前虧損				(570,474)
所得税支出				36,041
未計少數股東權益前虧損				(606,515)

二零零四年
資產負債表

	電腦相關產品貿易 千港元	消費電子產品貿易 千港元	證券買賣 千港元	綜合 千港元
資產				
分類資產	2,109,537	1,561	132,964	2,244,062
聯營公司權益				906,409
投資證券				188,890
未分配企業資產				603,875
綜合總資產				3,943,236
負債				
分類負債	1,110,026	–	–	1,110,026
借款				356,980
未分配企業負債				197,892
綜合總負債				1,664,898

	電腦相關產品貿易 千港元	企業 千港元	綜合 千港元
其他資料			
收購一間聯營公司產生之商譽增加	–	208,760	208,760
除收購一間附屬公司產生之商譽外之無形資產增加	198,065	–	198,065
收購一間附屬公司產生之商譽增加	–	4,598	4,598
資本開支	16,946	780	17,726
折舊及攤銷	61,640	2,129	63,769
已確認減值虧損	–	4,598	4,598
其他非現金開支	17,972	24,820	42,792

5. 業務及地域分類

根據本集團內部財務報告，本集團決定業務分類為主要報告形式，地域分類為次要報告形式。

業務分類

本集團目前正經營三種分類業務，即電腦相關產品貿易、消費電子產品貿易及證券買賣。有關該等業務之分類資料呈列如下：

二零零四年
收益表

	電腦相關產品貿易 千港元	消費電子產品貿易 千港元	證券買賣 千港元	綜合 千港元
營業額				
外部銷售	3,737,278	1,237,703	34,949	5,009,930
分類業績	206,695	21,881	20,804	249,380
利息收入				22,728
未分配企業開支				(43,292)
經營溢利				228,816
財務費用				(26,440)
應佔聯營公司業績				(73,463)
出售附屬公司及聯營公司之收益淨額				10,377
攤銷收購聯營公司產生之商譽				(17,651)
除所得税前溢利				121,639
所得税支出				27,846
未計少數股東權益前溢利				93,793

營運租約

根據營運租約應付之租金於有關租約期間按直綫基準在收益表中扣除。

退休福利計劃供款

支付予定額供款退休福利計劃之款項於到期時列作開支扣除。

4. 營業額

營業額乃本集團售予外間客戶之貨品及與外間客戶買賣之證券之已收及應收款項淨額，有關詳情概述如下：

	二零零四年	二零零三年
	千港元	*千港元*
銷售貨品	4,974,981	4,084,798
證券買賣	34,949	78,006
	5,009,930	4,162,804

外幣

以港元以外之貨幣結算之交易初步按交易日之滙率記賬。以外幣結算之貨幣資產及負債均按結算日之滙率重新換算為港元。因滙兑產生之收益或虧損在收益表中處理。

於編製綜合財務報表時，以港元以外之貨幣結算之本集團海外業務資產及負債按結算日之滙率換算為港元，收支項目則按期間平均滙率換算。所產生滙兑差額（如有）列作股本，並撥入本集團外幣兑換儲備。該等換算差額於出售業務期間確認為收入或開支。

税項

所得税支出指現時應付税項及遞延税項之總和。

現時應付税項乃按本年度應課税溢利計算。應課税溢利與收益表中所報淨溢利額不同，乃由於前者不包括在其他年度應課税收入或開支，並且不包括收益表內從未課税或扣税之項目。本集團現時税項負債乃按照結算日已頒布或實質上已頒布之税率計算。

遞延税項為就財務報表中資產及負債賬面值及計算應課税溢利相應税基差額而須支付或收回之税項，並以資產負債表負債法處理。遞延税項負債通常會就所有應課税臨時差額確認，而遞延税項資產乃按可能出現可利用臨時時差扣税之應課税溢利時提撥。若於一項交易中，因商譽（或負商譽）或因（業務合併以外原因）開始確認其他資產及負債而引致之臨時時差既不影響税務溢利亦不影響會計溢利，則不會確認該等資產及負債。

遞延税項負債乃按因於附屬公司及聯營公司之投資而引致之應課税臨時差異而確認，惟若本集團可令臨時差額對沖及臨時差額有可能未必於可見將來對沖之情況除外。

遞延税項資產之賬面值於每個結算日作檢討，並在沒可能於會有足夠應課税溢利恢復全部或部分資產價值時作調減。

遞延税項乃按預期於負債清償或資產變現期間適用之税率計算。遞延税項於收益表中扣除或計入，惟倘遞延税項直接在股東權益中扣除或計入之情況（在此情況下遞延税項亦會於股東權益中處理）除外。

減值

本集團於每個結算日均會審閱有形及無形資產之賬面值，以決定有關資產是否出現減值虧損。倘估計資產之可收回金額低於其賬面值，則該資產之賬面值將降至其可收回金額。除非有關資產之賬面值乃根據其他會計標準以重估值列賬，而在該情況下，減值虧損會根據該會計標準以重估減少處理，否則減值虧損須隨即列作開支。

減值虧損其後撥回時，資產之賬面值增至其可收回金額之經調整預測數額，惟增加後之賬面值不超過假設過去年度該項資產並無確認減值虧損而釐定之賬面值。除非有關資產之賬面值乃根據其他會計標準以重估值列賬，而在該情況下，減值虧損之撥回會根據該會計標準以重估增加處理，否則減值虧損之撥回隨即被確認為收入。

其他資產

其他資產是按成本值或可變現淨值兩者為低者列賬。

存貨

存貨按成本值及可變現淨值兩者中之較低者列賬。成本包括直接材料及（倘適用）將存貨達至其現地點及情況所產生之經常費用。成本按加權平均成本法計算。可變現淨值指估計銷售價格減所有估計完成成本及推廣、銷售及分銷時產生之成本。

租約

凡條款中將有關資產之擁有權之大部份風險及利益撥歸於本集團之租約均界定為融資租約。在融資租約內所持有之資產，按購買日之公平價值資本化。出租人之相應負債經扣除利息費用後，於資產負債表內列作融資租約。財務費用乃總承擔與訂立融資租約時之尚欠本金金額之差額，並按有關租約年期，於每個會計期間就承擔之餘額撥出一項固定比率之定期開支於收益表扣除。

本集團採納會計實務準則第17號「物業、機器及設備」第80段所訂之過渡安排，暫不對本集團按一九九五年九月三十日前重估金額列賬之土地及樓宇進行定期重估，故將不會再次進行土地及樓宇重估。

物業、機器及設備之折舊及攤銷撥備乃根據其估計可用年期，按直綫法及以下年率撇銷其成本或估值：

永久業權土地	無
租賃土地	按租約年期
樓宇	2.5%－5%
機器及機械	10%－20%
模具	25%－33%
傢俱、裝置及設備	10%－33%
汽車	20%－25%

因資產出售或報廢而產生之收益或虧損乃根據出售資產之所得款項與賬面值之差額釐定，並於收益表中確認。

附屬公司投資

於附屬公司之投資乃按成本值減任何已確認減值虧損計入本公司之資產負債表。附屬公司之業績已被本公司基於已收及應收之股息計算。

聯營公司之權益

綜合收益表包括本年度本集團應佔其聯營公司之收購後業績。倘聯營公司之財政年度結算日與本集團並不相同，則該聯營公司截至其年結日之財務報表將用以計算本集團應佔該公司之業績。在綜合資產負債表內，聯營公司之權益以本集團應佔聯營公司之資產淨值減任何已確認減值虧損列賬。

證券投資

證券投資乃於交易日確認入賬及最初按成本值計算。

所有持至期滿日債務證券以外之證券均列為投資證券或其他投資。

投資證券乃為指定長期策略性目的而持有之證券，於其後報告日期按成本值減暫時性質以外之任何已確認減值虧損入賬。

其他投資按公平價值入賬，而未變現之收益及虧損則計入本年度之業績。

商譽

於綜合時產生之商譽指收購附屬公司或聯營公司權益所付購買成本超逾本集團於收購附屬公司或聯營公司之日應佔個別資產及負債之公平價值之數額。

於二零零一年四月一日前於收購時產生之商譽繼續保留於儲備內，將於出售有關附屬公司或聯營公司時，或於商譽確定為減值之時，於收益表中扣除。

於二零零一年四月一日前產生自收購之已被資本化之商譽，及於二零零一年四月一日後產生自收購之商譽，根據其估計可用年期按直綫法資本化及攤銷。產生自收購聯營公司之商譽，計入該聯營公司之賬面值內。產生自收購附屬公司之商譽，獨立呈列於資產負債表中。

商標許可證

商標許可證乃按成本值減攤銷及任何已確認減值虧損列賬。商標許可證之攤銷乃根據其估計可用年期按直線法撇銷其成本。

專利權

專利權按最初成本值計算並按其估計可用年期以直綫法攤銷。

確認收入

出售貨品於貨品付運及所有權轉移後確認。

出售證券投資於簽訂出售合約後之交易日確認。

出售其他資產於簽訂約束性銷售協議時確認。

互聯網服務收入及專利收入於提供服務後確認。

租金收入包括來自根據營運租約出租之物業事先發出發票收取之租金收入，乃根據個別租約年期按直綫法確認。

利息收入按時間以尚未償還之本金金額及適用之利率計算。

物業、機器及設備

物業、機器及設備按成本值或估值減累計折舊、攤銷及累計減值虧損列賬。

財務報表附註

截至二零零四年三月三十一日止年度

1.　一般資料

本公司於百慕達以豁免有限公司形式註冊成立，其股份於香港聯合交易所有限公司(「聯交所」)上市。

本公司乃一間投資控股公司。其主要附屬公司及聯營公司之主要業務載於附註第41項。

2.　會計政策之修訂

於本年度，本集團首次採納由香港會計師公會頒佈之會計實務準則第12號所得稅(「會計實務準則第12號(經修訂)」)。實施會計實務準則第12號(經修訂)之主要影響為關於遞延稅項。會計實務準則第12號(經修訂)規定，除少數例外情況外，須採納按資產負債表負債法，就財務報表內資產及負債賬面值與計算應課稅溢利所用之相關稅基產生的一切暫時差異來確認遞延稅項。由於會計實務準則第12號(經修訂)並無訂明任何過渡性規定，經修訂之會計政策已予追溯採納。故此，二零零三年度之比較數字已作重列。

由於會計政策之修訂，於二零零二年四月一日，保留溢利及少數股東權益分別增加6,616,000港元及6,218,000港元，此為修訂會計政策對二零零二年四月一日前期間業績之累積影響。會計政策之修訂導致截至二零零四年三月三十一日止年度之溢利增加8,877,000港元(二零零三年：虧損增加148,000港元)。

3.　主要會計政策

此等財務報表乃按歷史成本準則擬准，並已按若干物業及證券投資之重估作修訂。

此等財務報表乃按照香港一般接納之會計準則編製，所採用之主要會計準則茲列如下：

綜合基準

綜合財務報表包括本公司及屬下各附屬公司每年截至三月三十一日止之財務報表。

於年內所收購或出售附屬公司之業績乃自收購生效日或計至出售生效日(以適用者計)於綜合收益表入賬。

本集團公司之間所有重大交易及結存均於綜合賬目時撇銷。

	附註	二零零四年 千港元	二零零三年 千港元
投資業務			
償還應收短期貸款		288,623	945,376
出售一間附屬公司部份股權所得款項		274,085	–
已收利息		21,093	33,353
償還自聯營公司之款項		19,797	19,006
已抵押銀行存款減少		19,226	72,574
出售投資證券所得款項		9,957	–
償還自聯營公司之貸款		6,496	1,949
收取自一間聯營公司之股息		4,257	–
出售物業、機器及設備所得款項		3,127	1,844
應收短期貸款增加		(465,317)	(1,141,929)
收購一間附屬公司	*31*	(130,508)	–
收購一間聯營公司		(19,348)	(217,195)
購買物業、機器及設備		(17,726)	(16,457)
收購專利權		(8,065)	–
增添其他資產		(5,425)	–
出售附屬公司	*32*	(5)	1,998
收購投資證券		–	(6,041)
投資業務產生(動用)之現金淨額		267	(305,522)
融資業務			
新增銀行貸款		575,079	858,840
發行股份所得款項		99,484	25
新增其他貸款		94,396	326,185
償還銀行貸款		(606,873)	(899,972)
償還其他貸款		(56,239)	(443,185)
繳訖股息		(11,221)	–
償還融資租約承擔		(1,137)	(3,417)
墊支自一個少數股東款項		–	(39)
融資業務產生(動用)之現金淨額		93,489	(161,563)
現金及現金等額(減少)增加淨額		(66,200)	57,606
年初之現金及現金等額		202,157	141,269
匯率變動之影響		5,137	3,282
年終之現金及現金等額		141,094	202,157
現金及現金等額結存分析			
銀行結存及現金		164,360	224,573
銀行透支		(23,266)	(22,416)
		141,094	202,157

綜合現金流量表

截至二零零四年三月三十一日止年度

	二零零四年 *千港元*	二零零三年 *千港元*
經營業務		
經營溢利(虧損)	228,816	(315,641)
調整:		
利息收入	(22,728)	(38,646)
所持其他投資之未變現(收益)虧損淨額	(16,829)	26,482
出售投資證券之收益淨額	(9,577)	–
出售其他資產之收益	(5,660)	–
無形資產攤銷	44,137	14,338
滯銷及陳舊存貨準備	24,679	12,277
物業、機器及設備折舊及攤銷	19,632	21,271
應收貸款準備	16,653	22,056
應收孖展貸款準備	5,300	2,429
收購一間附屬公司產生之商譽之減值虧損	4,598	–
呆壞賬準備	3,208	36,534
出售物業、機器及設備之虧損	696	3,373
物業、機器及設備之減值虧損	–	1,305
投資證券之減值虧損	–	323,287
應收長期貸款撇銷	–	5,706
營運資金變動前之經營現金流量	292,925	114,771
存貨增加	(367,669)	(51,963)
貿易及其他應收款項(增加)減少	(552,508)	290,747
其他投資減少	38,877	73,089
應收孖展貸款減少	13,422	72,153
貿易及其他應付款項增加	468,621	103,195
應付孖展貸款減少	(769)	(20,502)
應付票據增加	2,458	402
經營業務(動用)產生之現金	(104,643)	581,892
繳訖利息及財務費用	(14,155)	(36,451)
繳訖海外税項	(41,262)	(19,978)
退還(繳訖)香港利得税	104	(772)
經營業務(動用)產生之現金淨額	(159,956)	524,691

綜合股東權益變動表

截至二零零四年三月三十一日止年度

	股本	股份溢價	資本儲備	實繳盈餘	外幣兌換儲備	資本贖回儲備	其他儲備	保留溢利	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
於二零零二年四月一日									
－原先呈列	160,301	1,974,542	(138,749)	(69,936)	(18,387)	592	–	338,805	2,247,168
－以往期間調整 (附註2)	–	–	–	–	–	–	–	6,616	6,616
－經重列	160,301	1,974,542	(138,749)	(69,936)	(18,387)	592	–	345,421	2,253,784
未於綜合收益表確認之外幣調整	–	–	–	–	19,793	–	–	–	19,793
發行股份	2	23	–	–	–	–	–	–	25
削減股份面值	(158,700)	–	–	158,700	–	–	–	–	–
自股份溢價轉撥往實繳盈餘	–	(1,974,565)	–	1,974,565	–	–	–	–	–
自實繳盈餘轉撥往保留溢利	–	–	–	(460,000)	–	–	–	460,000	–
於綜合收益表確認之商譽減值虧損	–	–	104,585	–	–	–	–	–	104,585
本年度虧損	–	–	–	–	–	–	–	(648,620)	(648,620)
於二零零三年三月三十一日及二零零三年四月一日	1,603	–	(34,164)	1,603,329	1,406	592	–	156,801	1,729,567
未於綜合收益表確認之外幣調整	–	–	–	–	15,236	–	–	–	15,236
發行股份	263	99,934	–	–	–	–	–	–	100,197
發行股份支出	–	(713)	–	–	–	–	–	–	(713)
應佔聯營公司儲備	–	–	–	–	–	–	14,448	–	14,448
出售一間附屬公司部份股權時變現	–	–	12,027	–	–	–	–	–	12,027
出售一間附屬公司時變現	–	–	556	–	(216)	–	–	–	340
本年度溢利	–	–	–	–	–	–	–	13,300	13,300
繳訖股息	–	–	–	–	–	–	–	(11,221)	(11,221)
於二零零四年三月三十一日	1,866	99,221	(21,581)	1,603,329	16,426	592	14,448	158,880	1,873,181
應佔:									
本公司及附屬公司		99,221	(21,581)	1,603,329	12,915	592	–	282,851	
聯營公司		–	–	–	3,511	–	14,448	(123,971)	
		99,221	(21,581)	1,603,329	16,426	592	14,448	158,880	

資產負債表

於二零零四年三月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
非流動資產			
附屬公司權益	19	2,770,417	2,766,199
流動資產			
其他應收款項		1,969	1,971
證券投資	21	813	944
銀行結存及現金		65	288
		2,847	3,203
流動負債			
其他應付款項		21,631	25,139
借款－一年內到期	26	149,333	–
		170,964	25,139
流動負債淨額		(168,117)	(21,936)
		2,602,300	2,744,263
資本及儲備			
股本	28	1,866	1,603
儲備	29	1,787,391	1,700,185
		1,789,257	1,701,788
非流動負債			
應付一間附屬公司款項	19	813,043	877,475
借款－一年後到期	26	–	165,000
		813,043	1,042,475
		2,602,300	2,744,263

綜合資產負債表

於二零零四年三月三十一日

	附註	二零零四年 千港元	二零零三年 千港元 (經重列)
非流動資產			
物業、機器及設備	17	79,503	84,112
無形資產	18	428,019	337,873
聯營公司權益	20	906,409	271,362
證券投資	21	189,220	887,630
應收長期貸款		4,898	10,188
遞延稅項資產	34	35,480	13,298
		1,643,529	1,604,463
流動資產			
其他資產	22	145,085	–
存貨	23	877,409	505,165
貿易及其他應收款項	24	738,820	486,609
證券投資	21	132,634	209,270
應收短期貸款		208,538	163,520
應收孖展貸款		32,373	51,095
可退回稅項		488	3,810
已抵押銀行存款		–	19,226
銀行結存及現金		164,360	224,573
		2,299,707	1,663,268
流動負債			
貿易及其他應付款項	25	1,272,283	890,572
應付孖展貸款		840	1,609
應付票據		4,939	2,481
稅項		2,496	23,194
借款－一年內到期	26	349,059	244,473
融資租約承擔－一年內到期	27	1,068	1,113
銀行透支		23,266	22,416
		1,653,951	1,185,858
流動資產淨值		645,756	477,410
		2,289,285	2,081,873
資本及儲備			
股本	28	1,866	1,603
儲備	29	1,871,315	1,727,964
		1,873,181	1,729,567
少數股東權益		405,157	174,598
非流動負債			
借款－一年後到期	26	7,921	172,995
融資租約承擔－一年後到期	27	462	1,557
應付一個少數股東款項	30	2,428	2,406
遞延稅項負債	34	136	750
		10,947	177,708
		2,289,285	2,081,873

2. 經審核財務資料

(i) 經審核財務報表

以下載列摘錄自本公司截至二零零四年三月三十一日止年度年報之本集團經審核綜合收益表、綜合資產負債表、綜合股本權益變動表及綜合現金流量表以及本公司資產負債表連同財務報表之有關附註：

「**綜合收益表**

截至二零零四年三月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元 (經重列)
營業額	4	5,009,930	4,162,804
銷售成本		(3,921,842)	(3,248,769)
毛利		1,088,088	914,035
其他經營收入	6	117,563	96,980
分銷及銷售開支		(688,528)	(685,793)
行政開支		(283,709)	(278,968)
其他經營開支	7	(4,598)	(38,608)
除投資證券之減值虧損前溢利		228,816	7,646
投資證券之減值虧損		–	(323,287)
經營溢利（虧損）	8	228,816	(315,641)
財務費用	9	(26,440)	(31,669)
應佔聯營公司業績		(73,463)	(32,397)
收購一間聯營公司產生之商譽減值虧損	10	–	(104,585)
出售附屬公司及聯營公司之收益淨額	11	10,377	25
攤銷收購聯營公司產生之商譽		(17,651)	(6,612)
借予聯營公司貸款準備		–	(79,595)
除所得税前溢利（虧損）		121,639	(570,474)
所得稅支出	14	27,846	36,041
未計少數股東權益前溢利（虧損）		93,793	(606,515)
少數股東權益		80,493	42,105
本年度溢利（虧損）		13,300	(648,620)
股息	15	11,221	–
每股盈利（虧損）－基本	16	0.08港元	(4.05)港元

1. 三年財務概要

以下為本集團截至二零零二年、二零零三年及二零零四年三月三十一日止三個年度各年之經審核綜合損益表以及於二零零二年、二零零三年及二零零四年三月三十一日之經審核綜合資產負債表（摘錄自本公司年報）：

業績

	截至三月三十一日止年度		
	二零零二年	二零零三年	二零零四年
	千港元	*千港元* （經重列）	*千港元*
營業額	4,373,909	4,162,804	5,009,930
除利得稅前溢利（虧損）	(75,044)	(570,474)	121,639
利得稅開支	2,686	36,041	27,846
未計少數股東權益前溢利（虧損）	(77,730)	(606,515)	93,793
少數股東權益	24,725	42,105	80,493
本年度溢利（虧損）	(102,455)	(648,620)	13,300

資產及負債

	於三月三十一日		
	二零零二年	二零零三年	二零零四年
	千港元	*千港元* （經重列）	*千港元*
非流動資產	1,671,193	1,604,463	1,643,529
流動資產淨值	801,566	477,410	645,756
	2,472,759	2,081,873	2,289,285
股東資金	2,247,168	1,729,567	1,873,181
少數股東權益	214,611	174,598	405,157
非流動負債	10,980	177,708	10,947
	2,472,759	2,081,873	2,289,285

股東特別大會

本公司將召開股東特別大會，會上將向股東提呈普通決議案以批准認購事項及認購協議項下擬進行之交易（包括有關可能收購祥泰行額外股本權益而可能產生之非常重大收購事項）。股東特別大會通告載於本通函第178至179頁。

附本通函附奉適用於股東特別大會之代表委任表格。如　閣下未克出席股東特別大會，均請將本通函隨附之代表委任表格按其上印備之指示填妥及無論如何最遲須於股東特別大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或任何續會及在會上投票。

推薦建議

董事認為認購事項及認購協議項下擬進行之交易（包括有關收購祥泰行額外股本權益而可能產生之非常重大收購事項）乃符合本公司及股東之整體利益，並建議股東投票贊成本通函內股東特別大會通告所載之普通決議案。

其他資料

務請注意本通函附錄所載之附加資料。

此　致

列位股東及根據本公司
購股權計劃授出之購股權之
持有人（僅供參考）　台照

代表
錦興集團有限公司
主席
陳國強博士
謹啟

二零零五年六月七日

本公司最近訂立若干交易(「之前交易」),詳情分別載於本公司於二零零五年四月十九日及二零零五年四月二十九日刊發之公佈。根據本通函附錄一所載本公司最近期刊發之截至二零零四年九月三十日止六個月之賬目,本公司於二零零四年九月三十日之總資產約為3,493,000,000港元,而資產淨值則約為1,827,000,000港元。由於該等資產,本公司有信心將有能力於債務及/或股票市場籌集額外資金。因此,董事會有信心本集團可透過內部資源及/或債務融資及/或股本融資而具備財政能力、充足資源及營運資金以完成之前交易、認購事項及前述倘觸發強制性收購建議而進一步收購祥泰行之股本權益。

本集團之前景

本集團主要從事買賣電腦相關產品、消費電子產品,其中包括生產、分銷及推廣數據儲存媒體(主要為電腦磁碟、一次收錄光碟、可重寫光碟及DVD)、分銷及推廣電腦配件與儲存媒體驅動器、掃瞄器、錄音帶與錄影帶、微型唱碟、家庭電子產品及電訊配件及證券買賣。本集團亦於資訊科技、家用消費產品供應及其他業務上作策略性投資。本公司本身則為投資控股公司。

在經營上,本集團正將其加拿大倉儲業務併入美國之經營中,以減少經營成本,提升庫存管理。合併將於第三個財政季度全部完成。本集團現時亦檢討其在歐洲之供應鏈,以重新集中力量發揮更好零售渠道之作用。展望未來,鑒於媒體產品類別不斷創新技術,本集團將在零售貿易方面處於更加有利地位,且預期此趨勢將持續至二零零五年。

截至二零零五年三月三十一日止六個月之增長亦受USB flash drives(在二零零五年第一季度開始顯現強勁增長跡象)銷售之增加而帶動。本集團在美國及歐洲市場推出之鹼性電池,在零售渠道之分銷表現理想。

展望截至二零零五年三月三十一日止六個月及截至二零零六年三月三十一日止年度,本集團預計DVD之收入及數量將錄得強勁增長,且USB分部亦將出現重大增長。本集團之策略乃透過增加廣告及零售宣傳,將Memorex®定位為USB驅動裝置之領導者。該兩項策略應有助推動二零零六年財政年度之收入持續增長。

上市規則之含意

根據上市規則,認購協議項下之認購事項構成本公司之主要交易。視乎本函件內「祥泰行之股權架構」一段所述Loyal Concept根據收購守則按向祥泰行股東作出強制性收購建議(如有)而可能收購之額外祥泰行股份數目而定,根據上市規則,收購該等額外祥泰行股本權益(加上根據上市規則第14.22條因行使可兌換票據所附之兌換權而將予發行之祥泰行兌換股份)可構成本公司之非常重大收購事項。因此,認購事項及認購協議項下擬進行之交易(包括有關可能收購祥泰行額外股本權益之非常重大收購事項)須經股東於本公司股東大會上批准。並無股東須就認購事項及認購協議項下擬進行之交易(包括有關可能收購祥泰行額外股本權益之非常重大收購事項)被要求放棄投票。

下表載列祥泰行集團於二零零四年三月三十一日之經審核綜合資產負債表及於二零零四年九月三十日之未經審核綜合資產負債表概要，有關資料乃摘錄自祥泰行之有關年報及中期報告（詳情載於本通函附錄二）：

	於二零零四年九月三十日 千港元 （未經審核）	於二零零四年三月三十一日 千港元 （經審核）
非流動資產	92,784	8,580
流動資產	251,510	223,681
流動負債	(184,140)	(102,085)
流動資產淨額	67,370	121,596
非流動負債	(30,112)	–
股本及儲備	130,042	130,176

進行認購事項之理由

祥泰行公佈及祥泰行通函載述，祥泰行集團尋求物業投資商機，並決定進一步於香港及祥泰行董事會認為合適之其他地區擴充其高質素住宅及商業大樓之投資物業組合。祥泰行董事會擬於機會來臨時，將發行總認購事項可兌換票據及祥泰行配售可兌換票據之所得款項淨額約996,000,000港元悉數用於拓展祥泰行之投資物業組合。

由於香港經濟逐步復甦，近期之物業價格亦見上升，董事對本地物業市場之前景感到樂觀，並認為此乃投資於物業業務之良機。鑑於上述認購之所得款項之擬定用途及祥泰行之拓展計劃，董事認為認購事項實為本集團憑藉祥泰行管理層於物業業務之豐富經驗進軍物業業務之良機。可兌換票據所附之兌換權賦予本集團彈性，可於董事認為適合時收購祥泰行之控股權益。倘本公司行使可兌換票據所附之兌換權及成為祥泰行之控權股東，則本集團可受惠於祥泰行集團從事之物業業務之增長潛力。

根據上述因素，董事認為認購事項乃符合本公司及其股東之整體利益，而認購協議之條款就股東而言屬公平合理。

認購事項之財務影響

認購事項對本集團之資產淨值狀況及盈利並無任何重大影響。

本通函附錄三載列經擴大集團之備考財務資料，該等資料乃經計及Loyal Concept行使可兌換票據之兌換權及本函件「祥泰行之股權架構」一段所述Loyal Concept根據收購守則向祥泰行股東作出強制性收購建議（如有）而可能收購祥泰行額外股本權益。

視乎祥泰行當時之股權架構及Loyal Concept將行使可兑換票據之兑換權之程度，Loyal Concept可能於兑換可兑換票據後擁有祥泰行經擴大已發行股本之30%或以上之權益。在該等情況下，Loyal Concept將有責任根據收購守則第26條向祥泰行股東提出強制性收購建議，以收購全部祥泰行股份（Loyal Concept及其一致行動人士已經擁有或同意將予收購者除外）。倘有關事項觸發強制性全面收購建議之責任，Loyal Concept將遵守收購守則之有關規定。

誠如上文所述，倘Loyal Concept有責任根據收購守則向祥泰行之股東作出強制性收購建議，則Loyal Concept可能於兑換可兑換票據而收購祥泰行兑換股份之外額外收購祥泰行股份。視乎Loyal Concept根據收購守則按上述向祥泰行股東作出強制性收購建議（如有）而可能收購之額外祥泰行股份數目而定，根據上市規則，收購該等額外祥泰行股本權益（加上根據上市規則第14.22條因行使可兑換票據所附之兑換權而將予發行之祥泰行兑換股份）可構成本公司之非常重大收購事項。

有關祥泰行之資料

祥泰行為一間投資控股公司，其附屬公司主要從事(i)物業發展及投資；(ii)買賣電單車及零件；及(iii)銷售及製造「東方紅」品牌之中藥及健康產品，以及生產及分銷西藥產品。

下表載列祥泰行集團截至二零零三年及二零零四年三月三十一日止兩個年度各年之經審核綜合業績及截至二零零四年九月三十日止六個月之未經審核綜合業績概要，有關資料乃摘錄自祥泰行之有關年報及中期報告（詳情載於本通函附錄二）：

	截至二零零四年九月三十日止六個月	**截至三月三十一日止年度**	
		二零零四年	**二零零三年**
	千港元	*千港元*	*千港元*
	（未經審核）	（經審核）	（經審核）
營業額	175,398	63,514	41,276
毛利	49,893	2,079	2,534
除税前虧損	551	37,791	65,332
期內／年內虧損	1,017	29,612	51,556

祥泰行之股權架構

下表顯示(i)於二零零四年九月三十日祥泰行之股權架構；(ii) 於祥泰行公佈之祥泰行股權架構；(iii)於二零零五年五月十九日（誠如祥泰行通函所載）祥泰行之股權架構；(iv)於總認購事項完成及總認購事項可兑換票據按初步兑換價獲悉數兑換後祥泰行之股權架構；及(v)於總認購事項及祥泰行配售事項完成以及總認購事項可兑換票據及祥泰行配售可兑換票據按初步兑換價獲悉數兑換後祥泰行之股權架構（假設(a)祥泰行配售代理成功配售本金總額為44,000,000港元之全部祥泰行配售可兑換票據；及(b)於祥泰行通函日期後祥泰行現有已發行股本將無變動）：

	於二零零四年九月三十日		於祥泰行公佈日期		於二零零五年五月十九日（誠如祥泰行通函所載）		於總認購事項完成及總認購事項可兑換票據按初步兑換價獲悉數兑換後		於總認購事項及祥泰行配售事項完成以及總認購事項可兑換票據及祥泰行配售可兑換票據按初步兑換價獲悉數兑換後	
	祥泰行股份數目	*%*	*祥泰行股份數目*	*%*	*祥泰行股份數目*	*%*	*祥泰行股份數目*	*%*	*祥泰行股份數目*	*%*
Lunghin Enterprise Inc. *（附註1）*	28,558,196	22.2	28,558,196	7.9	28,558,196	7.0	28,558,196	1.1	28,558,196	1.1
認購人										
四名基金認購人 *（附註2）*	–	–	–	–	–	–	443,181,818	17.2	443,181,818	16.5
其他基金認購人	–	–	–	–	–	–	365,909,092	14.2	365,909,092	13.6
Loyal Concept	–	–	–	–	–	–	1,022,727,272	39.6	1,022,727,272	38.1
Kopola	–	–	–	–	–	–	340,909,090	13.2	340,909,090	12.8
	–	–	–	–	–	–	2,172,727,272	84.2	2,172,727,272	81.0
祥泰行配售事項之承配人	–	–	–	–	–	–	–	–	100,000,000	3.7
公眾人士	100,294,460	77.8	332,437,311	92.1	380,056,357	93.0	380,056,357	14.7	380,056,357	14.2
總計	128,852,656	100.0	360,995,507	100.0	408,614,553	100.0	2,581,341,825	100.0	2,681,341,825	100.0

附註：

1. Lunghin Enterprise Inc.為於英屬處女群島註冊成立之公司，其全部已發行股本由祥泰行之執行董事謝祖翔先生實益擁有。

2. 為認購額合共195,000,000港元之四名基金認購人，彼等由一名獲證監會發牌之共同投資經理成立及管理。

根據上文「可兑換票據」一段所載可兑換票據之條款，Loyal Concept有權於可兑換票據發行日期後第15日起直至及包括到期日前15日內任何營業日按當時適用之兑換價將可兑換票據之本金額全部或任何部份（為500,000港元或其整數倍數）兑換為祥泰行股份。倘於可兑換票據發行日一週年後任何時間，每股祥泰行股份於連續20個交易日之平均收市價均高於0.85港元（股份合併或股份拆細時可予調整），則當時所有未行使之可兑換票據將被視為按當時適用之兑換價獲兑換。

投票權 : Loyal Concept僅以其可兑換票據持有人之身份，一概無權收取祥泰行任何股東大會之通告，亦無權出席股東大會或於會上投票。

上市 : 可兑換票據於聯交所或任何其他證券交易所將不會申請上市。祥泰行將申請因行使可兑換票據所附之兑換權而須予發行之祥泰行兑換股份上市及買賣。

地位 : 可兑換票據將與祥泰行所有其他現時及未來之無抵押及非後償責任享有同等地位。

根據可兑換票據之條款計算，預期可兑換票據到期時之回報率約為每年1.9%。

祥泰行兑換股份

於行使可兑換票據所附之兑換權後而須予發行之祥泰行兑換股份在各方面均與於兑換可兑換票據當日所有其他已發行祥泰行股份享有同等權益。

於最後實際可行日期，本公司或其附屬公司及關連人士（定義見上市規則）概無於任何祥泰行股份中擁有權益。於按初步兑換價悉數兑換可兑換票據後，Loyal Concept將擁有合共1,022,727,272股祥泰行可兑換股份之權益，佔祥泰行現有已發行股本408,614,553股祥泰行股份約250.3%及佔祥泰行已發行股本經發行1,022,727,272股祥泰行可兑換股份而擴大後約71.5%。

兑換價

初步兑換價每股祥泰行股份0.44港元乃經Loyal Concept、其他認購人與祥泰行經公平磋商後達致，及較：

- 於二零零五年三月二十四日（即緊接祥泰行股份暫停買賣以待刊發祥泰行公佈前之最後交易日）在聯交所所報每股祥泰行股份之收市價0.405港元溢價約8.6%；

- 直至及包括二零零五年三月二十四日止最後10個交易日在聯交所所報每股祥泰行股份之平均收市價0.424港元溢價約3.8%；

- 於最後實際可行日期聯交所所報每股祥泰行股份之收市價0.405港元溢價約8.6%；及

- 根據於二零零五年五月十九日（誠如祥泰行通函所載）408,614,553股已發行祥泰行股份計算及經計及(i)於二零零四年九月三十日祥泰行集團未經審核綜合資產淨值130,000,000港元；(ii)發行Pacific Wins祥泰行可兑換票據（已全數兑換為祥泰行股份）（詳情載於祥泰行於二零零四年三月二十四日刊發之公佈）之所得款項淨額；(iii)於二零零四年十二月祥泰行股份之配售（詳情載於祥泰行於二零零四年十二月二十八日刊發之公佈內）；及(iv)於二零零四年十二月祥泰行股份及祥泰行可兑換票據之配售（詳情載於祥泰行於二零零四年十二月十五日刊發之公佈）後每股祥泰行股份之未經審核經調整綜合資產淨值0.61港元折讓27.9%。

完成

將於上文「認購協議之條件」一節所述之條件達成或（視乎情況而定）獲豁免後第三個營業日或本公司與祥泰行可能協定之其他日期完成。

本集團擬用其內部資源及／或債務融資及／或進行股本集資為認購可兑換票據提供資金。於最後實際可行日期，Loyal Concept並未決定是否行使可兑換票據所附之兑換權，或行使之時間或程度。本集團目前無意於完成後十二個月內行使可兑換票據所附之兑換權。本集團不擬於認購事項完成後及於Loyal Concept行使可兑換票據所附之兑換權後，向祥泰行集團注入任何資產或業務。

可兑換票據

主要條款

本金總額	:	450,000,000港元
初步兑換價	:	每股祥泰行股份0.44港元，於若干情況下可予調整，包括（其中包括）股份合併、股份拆細、資本化發行、股本分派及供股。倘於可兑換票據發行日期後一週年任何時間，祥泰行股份於連續20個交易日之平均收市價高於0.85港元（於股份合併或股份拆細時可予調整），則所有當時尚未行使之可兑換票據將被視為按當時之兑換價獲兑換。
利息	:	每年0厘
到期日	:	發行可兑換票據當日起計第五週年。
贖回	:	除之前已兑換或註銷者外，祥泰行將於到期日按贖回款額（為尚未行使之可兑換票據本金額之110%）贖回可兑換票據。於到期日前，祥泰行或其任何附屬公司可按祥泰行或該附屬公司與Loyal Concept經公平磋商後釐定之任何價格購入可兑換票據。倘可兑換票據獲購回，本公司將另行作出公佈。
可轉讓性	:	可兑換票據可自由轉讓，惟於取得祥泰行事先書面同意前，不得轉讓予祥泰行之關連人士（定義見上市規則）。
兑換期	:	Loyal Concept將有權於可兑換票據發行當日後第15日起計任何營業日直至及包括到期日前15日內按當時之兑換價將可兑換票據全部或任何部份（為500,000港元或其倍數）本金額兑換為祥泰行股份。

認購協議之條件

認購協議須待下列條件達成後，方告完成：

(i) 祥泰行根據認購協議作出之聲明、保證及承諾並無在任何重大方面被抵觸（或在可補救之情況下未予補救），或在任何重大方面並無誤導或不真確；

(ii) Loyal Concept根據認購協議作出之聲明、保證及承諾並無在任何重大方面被抵觸（或在可補救之情況下未予補救），或在任何重大方面並無誤導或不真確；

(iii) 祥泰行股東於祥泰行股東特別大會上通過普通決議案批准向Loyal Concept增設及發行可兌換票據，以及於可兌換票據所附之兌換權獲行使後向Loyal Concept發行及配發祥泰行新股份；

(iv) 聯交所上市委員會同意批准因行使可兌換票據所附之兌換權而須予發行及配發之祥泰行新股份上市及買賣；

(v) 於增設及發行可兌換票據及因行使可兌換票據所附之兌換權而須予發行及配發祥泰行新股份時，遵守上市規則及收購守則之任何其他規定或聯交所及證監會所規定遵守之其他有關規定；

(vi) （如有需要）百慕達金融管理局批准增設及發行可兌換票據及因行使可兌換票據所附之兌換權而發行及配發祥泰行新股份；

(vii) 取得任何有關人士所發出就增設及發行可兌換票據而言屬必要或必須之所有同意書（及倘該等同意書須按條件發出，該等條件須為祥泰行可合理接納之條款）；

(viii) 祥泰行向Loyal Concept提呈由百慕達律師事務所發出之法律意見書，表明祥泰行為正式註冊成立及狀況良好，及其有全權可訂立認購協議，以及認購協議為及（當簽立後及於認購事項之條件獲達成後）可兌換票據將為合法、有效及具約束力以及可根據其各自之條款執行；

(ix) 祥泰行確認部份由私人配售及部份由直接認購所發行之可兌換票據之本金總額（包括可兌換票據所涉及者）將不得少於1,000,000,000港元，而該等款項於扣除一切有關開支後須支付予祥泰行；及

(x) 股東於本公司股東大會上通過所需之決議案以批准（其中包括）認購事項及認購協議項下擬進行之交易。

第(i)、(viii)及(ix)項條件可由Loyal Concept豁免，而第(ii)項條件可由祥泰行豁免。倘任何條件未能於二零零五年七月三十一日（或本公司與祥泰行可能以書面協定之其他日期）下午五時正前達成或（視情況而定）豁免，則認購協議將會終止，及訂約各方各自於認購協議項下之責任將會停止及終止。

根據上市規則，認購協議項下之認購事項構成本公司之主要交易。於行使可兌換票據之兌換權後，Loyal Concept可能擁有祥泰行已發行股本30%或以上權益，因此觸發Loyal Concept須根據收購守則對所有祥泰行股份進行強制性收購建議之責任。視乎Loyal Concept按向祥泰行股東作出強制性收購建議（如有）而可能收購之額外祥泰行股份數目而定，根據上市規則，收購該等額外祥泰行股本權益（加上根據上市規則第14.22條因行使可兌換票據所附之兌換權而將予發行予Loyal Concept之祥泰行兌換股份）可構成本公司之非常重大收購事項。因此，認購事項及認購協議項下擬進行之交易（包括有關可能根據強制性收購建議收購祥泰行額外股本權益之非常重大收購事項）須經股東於本公司股東大會上批准。

本通函旨在為　閣下提供（其中包括）(i)認購事項之詳情；(ii)本集團及祥泰行集團之財務及其他資料；(iii)經擴大集團之備考財務資料；及(iv)股東特別大會通告。

認購協議

日期

二零零五年四月二十日

認購協議訂約各方

(i) Loyal Concept作為認購人，以現金認購本金額為450,000,000港元之可兌換票據；及

(ii) 祥泰行作為可兌換票據之發行人

誠如祥泰行公佈所載，非執行董事張漢傑先生已於二零零五年四月二十日獲委任為祥泰行主席兼執行董事。郭嘉立先生為本公司及祥泰行之獨立非執行董事。於最後實際可行日期，張漢傑先生及郭嘉立先生以及彼等各自之聯繫人士概無持有任何祥泰行股份。本公司確認，就董事所知、所悉及所信以及經作出所有合理查詢後，儘管張漢傑先生已獲委任為祥泰行主席兼執行董事及郭嘉立先生為本公司及祥泰行之獨立非執行董事，祥泰行及其單一最大股東各自為獨立於本公司及其關連人士（定義見上市規則）之第三方。

本公司確認，就董事所知、所悉及所信，以及經作出所有合理查詢後，(i)基金認購人及彼等各自之投資經理；及(ii) Kopola及其最終實益擁有人各為獨立於本公司及其關連人士（定義見上市規則）之第三方。本公司同時確認，本公司或Loyal Concept就祥泰行而言並非任何基金認購人或Kopola之一致行動人士。



HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:275)

執行董事:—
陳國強博士 *(主席)*
Yap, Allan博士 *(董事總經理)*
呂兆泉先生 *(副董事總經理)*
陳國鴻先生

非執行董事:—
霍建寧先生
葉德銓先生
張漢傑先生
施熙德女士 *(霍建寧先生之替任董事)*

獨立非執行董事:—
袁天凡先生
郭嘉立先生
黃景霖先生

註冊辦事處:—
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點:—
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

敬啟者:

主要交易
認購祥泰行集團有限公司之可兑換票據

緒言

本公司於二零零五年四月二十日宣佈,本公司之間接全資附屬公司Loyal Concept與祥泰行就Loyal Concept認購祥泰行於二零一零年到期及本金額為450,000,000港元之零息可兑換票據而訂立認購協議。

於二零零五年四月八日及二零零五年四月二十日,祥泰行已(i)與其他認購人就其他認購人認購祥泰行於二零一零年到期及本金總額為506,000,000港元之零息可兑換票據而訂立八份其他認購協議;及(ii)與祥泰行配售代理就配售祥泰行於二零一零年到期及本金總額最多為44,000,000港元之零息可兑換票據而訂立祥泰行配售協議。每份認購協議、其他八份認購協議及祥泰行配售協議各互不相干。祥泰行將發行予Loyal Concept、其他認購人及祥泰行配售事項承配人之各項可兑換票據之主要條款相同。上文之詳情載於祥泰行公佈及祥泰行通函。

* *僅供識別*

「其他認購人」	指	基金認購人及Kopola
「Pacific Wins祥泰行可兑換票據」	指	祥泰行於二零零四年五月六日發行之15,000,000港元二零零六年到期2厘可兑換票據，於二零零五年五月十九日已悉數兑換為祥泰行股份
「中國」	指	中華人民共和國
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司已發行股本中每股面值0.01港元之普通股
「股東」	指	股份持有人
「認購事項」	指	Loyal Concept根據認購協議認購可兑換票據
「認購協議」	指	Loyal Concept與祥泰行於二零零五年四月二十日就認購事項所訂立之有條件認購協議，須受限於其所載之條款及條件
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	港元，香港法定貨幣

「祥泰行股份」	指	祥泰行股本中每股面值0.01港元之普通股
「本公司」	指	錦興集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「完成」	指	完成認購協議
「可兑換票據」	指	祥泰行建議發行及由Loyal Concept根據認購協議認購於二零一零年到期之450,000,000港元之零息可兑換票據（為總認購事項可兑換票據之部份），據此，Loyal Concept可兑換未償還之本金額為祥泰行兑換股份
「董事」	指	本公司董事
「經擴大集團」	指	經行使可兑換票據所附之兑換權而將發行予Loyal Concept之祥泰行股份加上可能因該兑換而觸發Loyal Concept根據收購守則向祥泰行股東作出強制性收購建議（如有）而可能收購之額外祥泰行股份擴大後之本集團
「基金認購人」	指	祥泰行於二零一零年到期及本金額合共356,000,000港元之零息可兑換票據之認購人，其為全球資產管理公司所管理之基金
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「初步兑換價」	指	可兑換票據之初步兑換價每股祥泰行股份0.44港元（可予調整）
「Kopola」	指	Kopola Investment Company Limited，於英屬處女群島註冊成立之有限公司，為祥泰行於二零一零年到期及本金額為150,000,000港元之零息可兑換票據之認購人
「最後實際可行日期」	指	二零零五年六月三日，即本通函付印前為確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「Loyal Concept」	指	Loyal Concept Limited，於英屬處女群島註冊成立之有限公司，為本公司之間接全資附屬公司
「到期日」	指	發行可兑換票據當日起計第五週年

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「二零零五年二月祥泰行可兑換票據」	指	祥泰行於二零零五年二月二十三日發行於二零零八年到期之2厘可兑換票據，其於二零零五年五月十九日之未償還款項約為70,000,000港元
「總認購事項」	指	包括認購事項及其他認購人認購祥泰行於二零一零年到期及本金額為506,000,000港元之零息可兑換票據
「總認購事項可兑換票據」	指	祥泰行以直接認購方式建議發行於二零一零年到期及本金額為956,000,000港元（包括450,000,000港元之可兑換票據）之零息可兑換票據
「聯繫人士」	指	具上市規則所賦予之涵義
「董事會」	指	董事會
「祥泰行」	指	祥泰行集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「祥泰行公佈」	指	祥泰行於二零零五年四月二十日就建議發行(i)總認購事項可兑換票據；及(ii)祥泰行配售可兑換票據而刊發之公佈
「祥泰行通函」	指	祥泰行於二零零五年五月二十三日刊發之通函，內容有關建議發行(i)總認購事項可兑換票據；及(ii)祥泰行配售可兑換票據
「祥泰行兑換股份」	指	祥泰行於可兑換票據所附之兑換權按當時之實際兑換價獲行使後而須予發行之祥泰行新股份
「祥泰行集團」	指	祥泰行及其附屬公司
「祥泰行配售事項」	指	根據祥泰行配售協議配售祥泰行配售可兑換票據
「祥泰行配售代理」	指	大福證券有限公司，根據證券及期貨條例可從事第1、3及4類受規管活動之持牌法團
「祥泰行配售協議」	指	祥泰行與祥泰行配售代理於二零零五年四月二十日就配售祥泰行配售可兑換票據而訂立之有條件配售協議，詳情載於祥泰行公佈
「祥泰行配售可兑換票據」	指	祥泰行根據祥泰行配售協議以私人配售方式建議發行於二零一零年到期及本金額最多為44,000,000港元之零息可兑換票據

目 錄

頁次

閣下如對本通函各方面或對將予採取之行動**有任何疑問**，應立即諮詢 閣下之註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下**錦興集團有限公司**股份，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、註冊證券交易商或其他代理商，以便轉交買主或承讓人。


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：275)

主要交易
認購祥泰行集團有限公司之可兌換票據

錦興集團有限公司之財務顧問



新百利有限公司

錦興集團有限公司謹訂於二零零五年六月二十四日星期五上午十時三十分假座香港九龍觀塘鴻圖道51號保華企業中心11樓會議室舉行股東特別大會，大會通告載於本通函第178至179頁。如 閣下未克出席股東特別大會，均請將本通函隨附之代表委任表格按其上印備之指示填妥及交回本公司之香港股份過戶登記分處秘書商業服務有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)，惟無論如何，最遲須於大會指定舉行時間48小時前送達。填妥及交回代表委任表格後，股東仍可親身出席大會或任何續會及在會上投票。

二零零五年六月七日

* *僅供識別*